SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number
99.1	Annual Report 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 19, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

IMPORTANT MESSAGE

(1)	The board of directors (the “Directors”) (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its Directors, Supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in this annual report, and warrant that there are no false representations or misleading statements contained in, or material omissions from, the 2017 annual report of the Company, and severally and jointly accept responsibility.

(2)	Director(s) who has/have not attended the Board meeting for approving the 2017 annual report of the Company is/are:

Name of Director	Position	Reasons for Absence	Name of Proxy
Zhou Meiyun	Executive Director	Business Engagement	Wu Haijun
Lei Dianwu	Non-Executive Director	Business Engagement	Gao Jinping
Mo Zhenglin	Non-Executive Director	Business Engagement	Wu Haijun
Liu Yunhong	Independent Non-Executive Director	Business Engagement	Zhang Yimin

(3)	The financial statements for the year ended 31 December 2017 (the “Reporting Period”), prepared under the People’s Republic of China (“PRC” or “China”)’s Accounting Standards (“CAS”) as well as the International Financial Reporting Standards (“IFRS”), were audited by PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers, respectively, and both firms have issued standard unqualified opinions on the financial report in their auditors’ reports.

(4)	Mr. Wu Haijun, Chairman, President and the responsible person of the Company; Mr. Zhou Meiyun, Director, Vice President and Chief Financial Officer overseeing the accounting department; and Mr. Zhang Feng, person in charge of the Accounting Department (Accounting Chief) and Director of Finance Department hereby warrant the truthfulness and completeness of the financial statements contained in the 2017 annual report.

(5)	Plan for Profit Appropriation or Capital Reserve Capitalisation reviewed by the Board

In 2017, the net profit attributable to equity shareholders of the Company amounted to RMB6,141,558,000 under CAS (net profit of RMB6,143,222,000 under IFRS). According to the 2017 profit distribution plan approved by the Board on 20 March 2018, the Board proposed to distribute a dividend of RMB0.3 per share (including tax) (the “Final Dividend”) based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2017 profit distribution plan will be implemented subject to approval of the Company’s 2017 annual general meeting (the “AGM”). The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Hong Kong Listing Rules”).

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Friday, 13 July 2018 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Tuesday, 26 June 2018. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Thursday, 21 June 2018 to Tuesday, 26 June 2018 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 20 June 2018.

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

(6)	Declaration of Risks Involved in the Forward-looking Statements

Forward-looking statements such as future plans and development strategies contained in this report do not constitute any substantive commitments of the Company to investors. The Company has alerted investors on the relevant investment risks.

(7)	There was no appropriation of funds by the controlling shareholder of the Company and its connected parties for non-operation purposes.

(8)	The Company did not provide any external guarantees in violation of the required decision-making procedures.

(9)	Major Risk Warning

Potential risks are elaborated in this report. Please refer to Section II “Management Discussion and Analysis” under “Report of the Directors” for details of the potential risks arising from the future development of the Company.

(10)	The 2017 Annual Report is published in both Chinese and English. In the event of any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

DEFINITIONS

In this report, unless the context otherwise specifies, the following terms shall have the following meanings:

“Company” or “SPC”	Sinopec Shanghai Petrochemical Company Limited
“Board”	the board of directors of the Company
“Director(s)”	the Director(s) of the Company
“Supervisory Committee”	the Supervisory Committee of the Company
“Supervisor(s)”	the Supervisor(s) of the Company
“PRC” or “China” or “State”	the People’s Republic of China
“Reporting Period”	the year ended 31 December 2017
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Shanghai Stock Exchange”	The Shanghai Stock Exchange
“Group”	the Company and its subsidiaries
“Sinopec Group”	China Petrochemical Corporation
“Sinopec Corp.”	China Petroleum & Chemical Corporation
“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock
Exchange
“Shanghai Listing Rules”	The Rules Governing the Listing of Securities on the Shanghai Stock
“Model Code for Securities Transactions”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Hong Kong Listing Rules
“Securities Law”	the PRC Securities Law
“Company Law”	the PRC Company Law
“CSRC”	China Securities Regulatory Commission
“Articles of Association”	the articles of association of the Company
“Hong Kong Stock Exchange website”	www.hkexnews.hk
“Shanghai Stock Exchange website”	www.sse.com.cn
“website of the Company”	www.spc.com.cn
“HSE”	Health, Safety and Environment
“COD”	Chemical Oxygen Demand
“VOCs”	Volatile Organic Compounds
“SFO”	the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the
Laws of Hong Kong)
“Corporate Governance Code”	the Corporate Governance Code set out in Appendix 14 to the Hong Kong
Listing Rules
“Share Option Incentive Scheme”	the A Share Option Incentive Scheme of the Company

Company Profile

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical enterprises in the People’s Republic of China based on sales in 2017. It is also one of the largest PRC producers of ethylene. Ethylene is one of the most important intermediate petrochemical products used in the production of synthetic fibres, resins and plastics.

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimising its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

In July 1993, the Company became the first company incorporated under the laws of the PRC to make a global equity offering, and its shares were listed on the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange.

Since the listing of its shares, the Company has strived to continuously improve and enhance its operation and management efficiency with an aim to become a world-class petrochemical enterprise.

Financial Highlights

(Financial highlights prepared under IFRS)

	Year ended 31 December
Unit: RMB million	2017	2016	2015	2014	2013
Net sales	79,218.3	65,936.5	67,037.2	92,725.0	105,503.2
Profit/(loss) before taxation	7,852.9	7,778.3	4,237.2	(889.9)	2,444.7
Profit/(loss) after taxation	6,154.2	5,981.5	3,310.4	(675.8)	2,065.5
Profit/(loss) attributable to equity shareholders of the Company	6,143.2	5,968.5	3,274.3	(692.2)	2,055.3
Basic earnings/(loss) per share (RMB)	0.569	0.553	0.303	(0.064)	0.190
Diluted earnings/(loss) per share (RMB)	0.568	0.552	0.303	(0.064)	0.190
Basic and diluted earnings/(loss) per share (RMB) (restated)*	N/A	N/A	N/A	N/A	N/A
As at 31 December:
Total equity attributable to equity shareholders of the Company	28,230.2	24,722.0	19,797.3	16,500.3	17,732.5
Total assets	39,443.5	33,945.6	27,820.6	30,905.6	36,636.8
Total liabilities	10,928.0	8,942.4	7,726.3	14,134.0	18,645.3

*	After the implementation of capitalisation of the capital reserve in December 2013, the total number of issued shares of the Company increased from 7.2 billion shares to 10.8 billion shares.

After the first exercise of the Company’s Share Option Incentive Scheme in August 2017, the number of issued shares of the Company increased by 14,176,600 shares.

(1)	Major accounting data

				Unit: RMB’000
			Increase/
			decrease
			compared to
			the previous year
Major accounting data	2017	2016	(%)	2015
Operating income	92,013,569	77,894,285	18.13%	80,803,422
Total profit	7,851,234	7,765,405	1.11%	4,208,729
Net profit attributable to equity shareholders of the Parent Company	6,141,558	5,955,576	3.12%	3,245,849
Net profit attributable to equity shareholders of the Parent Company excluding non-recurring items	6,293,745	5,921,988	6.28%	3,130,327
Net cash flow from operating activities	7,078,482	7,210,957	-1.84%	5,143,397

			Increase/
			decrease
			compared to
			the previous year
	End of 2017	End of 2016	(%)	End of 2015
Net assets attributable to equity shareholders of the Parent Company	28,256,306	24,750,048	14.17%	19,838,862
Total assets	39,609,536	34,123,693	16.08%	28,022,171

Financial Highlights (continued)

(Financial highlights prepared under CAS)

(2)	Major financial indicators

			Increase/decrease
			compared to the
Major financial indicators	2017	2016	previous year (%)	2015
Basic earnings per share (RMB/Share)	0.568	0.551	3.09%	0.301
Diluted earnings per share (RMB/Share)	0.568	0.551	3.09%	0.300
Basic earnings per share excluding non-recurring items (RMB/Share)	0.583	0.550	6.00%	0.290
Return on net assets (weighted average) (%)*			Decreased by 5.54
	20.840	26.383	percentage points	17.831
Return on net assets excluding non-recurring items (weighted average) (%)*			Decreased by 4.90
	21.356	26.254	percentage points	17.251
Net cash flow per share generated from operating activities (RMB/Share)	0.655	0.668	-1.95%	0.476

			Increase/decrease
			compared to the
	End of 2017	End of 2016	previous year (%)	End of 2015
Net assets per share attributable to equity shareholders of the Parent Company (RMB/Share)*	2.613	2.292	14.01%	1.837
Liability-to-asset ratio (%)			Increased by 1.30
	27.943	26.645	percentage points	28.143

*	The above-mentioned net assets do not include minority shareholders’ interests.

(3)	Non-recurring items

			Unit: RMB’000
Non-recurring items	2017	2016	2015
Net loss from disposal of non-current assets(“-” for loss)	-13,017	-42,031	-9,393
Disposal of long-term equity investment gains and losses	10,339	—	—
Employee reduction expenses	-176,954	-19,200	-24,892
Government grants recorded in profit and loss (excluding government grants pursuant to the State’s unified standard sum and quota to closely related corporate business)	75,703	154,631	160,116
Income from external entrusted loans	1,164	1,818	2,880
Income from forward exchange contracts	-1,516	—	37,154
Other non-operating income and expenses other than those mentioned above	-44,159	-47,281	-10,280
Effect attributable to minority interests (after tax)	-1,526	-1,714	-1,525
Income tax effect	-2,221	-12,635	-38,538

Total	-152,187	33,588	115,522

(4)	Differences between financial statements prepared under CAS and IFRS

				Unit: RMB’000
	Net profit		Net asset

	The Reporting	Corresponding period	At the end of the	At the beginning of
	Period	of the previous year	Reporting Period	the Reporting Period
Prepared under CAS	6,152,495	5,968,583	28,541,613	25,031,318
Prepared under IFRS	6,154,159	5,981,473	28,515,540	25,003,235

For detailed differences between the financial statements prepared under CAS and IFRS, please refer to supplements to the financial statements prepared under CAS.

Financial Highlights (continued)

(Financial highlights prepared under CAS)

(5)	Major financial data by quarters in 2017

				Unit: RMB’000
				Fourth
	First Quarter	Second	Third Quarter	Quarter
	(January to	Quarter	(July to	(October to
	March)	(April to June)	September)	December)
Operating income	22,571,848	20,535,102	25,050,668	23,855,951
Net profit attributable to equity shareholders of the Parent Company	1,928,852	646,627	1,526,012	2,040,067
Net profit attributable to equity shareholders of the Parent Company excluding non-recurring items	1,938,530	633,053	1,553,371	2,168,791
Net cash flow generated from operating activities	2,854,156	-495,376	2,710,023	2,009,679

Principal Products

The Group produces over 60 different types of products including a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. As a result of the Group’s high degree of integration, many of the petroleum products and intermediate petrochemical products produced by the Group are used primarily in the production of the Group’s downstream products.

The following table sets forth the net sales of the Group’s major products in 2017 as a percentage of total net sales and their typical uses.

Major products sold by the Company	% of 2017 net sales	Main use
Self-produced Products
Petroleum Products
Gasoline	17.15	Transportation fuels
Diesel	14.75	Transportation and agricultural machinery fuels
Jet fuel	3.29	Transportation fuels
Others	5.71

Subtotal:	40.90

Principal Products (continued)

Major products sold by the Company	% of 2017 net sales	Main use
Intermediate Petrochemical Products
Ethylene	0.06	Feedstock for PE, EG, PVC and other intermediate petrochemicals which can be further processed into resins and plastics and synthetic fibre
Ethylene Oxide	1.45	Intermediate for chemical and pharmaceutical industry, dyes, detergents and adjuvant
Benzene	2.23	Intermediate petrochemical products, styrene, plastics, explosives, dyes, detergents, epoxies and polyamide fibre
PX	2.93	Intermediate petrochemical, polyester
Butadiene	1.20	Synthetic rubber and plastics
Ethylene Glycol	2.26	Fine chemicals
Others	2.58

Subtotal:	12.71

Resins and Plastics
Polyester chips	2.57	Polyester fibres, films and containers
PE pellets	5.36	Films, ground sheeting, wire and cable compound and other injection moulding products such as housewares and toys
PP pellets	4.38	Films or sheets, injection moulding products such as housewares, toys and household electrical appliances and automobile parts
PVA	0.13	PVA fibres, building coating materials and textile starch
Others	0.46

Subtotal:	12.90

Manufactured products

Synthetic Fibres
Polyester staple	0.22	Textiles and apparel
Acrylic staple	2.11	Cotton type fabrics, wool type fabrics
Others	0.20

Subtotal:	2.53

Trading of petrochemical products	29.91	Import and export trade of petrochemical products (purchased from domestic and overseas suppliers)

Others	1.05

TOTAL:	100

Change in Share Capital of Ordinary Shares and Shareholders

(1)	Changes in share capital of ordinary shares during the Reporting Period

1.	Changes in share capital of ordinary shares during the Reporting Period

								Unit: Shares
	Beginning of
	the Reporting Period		Increase/decrease (+, -) during the Reporting Period					End of the Reporting Period
Type of shares	Number of shares	Percentage (%)	Number of new shares issued	Number of bonus shares	Number of shares capitalised from reserves	Others	Subtotal	Number of shares	Percentage (%)

1. Unlisted circulating shares	0	0	0	0	0	0	0	0	0
(1) Shares of Promoters	0	0	0	0	0	0	0	0	0
Including:
Shares held by the State	0	0	0	0	0	0	0	0	0
(2) Shares of fund-raising legal person	0	0	0	0	0	0	0	0	0

2. Shares with trading restrictions	0	0	0	0	0	0	0	0	0
(1) Shares held by state-owned legal person	0	0	0	0	0	0	0	0	0
(2) Shares held by other domestic investors	0	0	0	0	0	0	0	0	0

3. Listed circulating shares	10,800,000,000 A shares or H shares	100	0	0	0	+14,176,600 A shares	+14,176,600 A shares	10,814,176,600 A shares or H shares	100
(1) RMB-denominated ordinary shares	7,305,000,000 A shares	67.64	0	0	0	+14,176,600 A shares	+14,176,600 A shares	7,319,176,600 A shares	67.68
(2) Overseas listed foreign shares	3,495,000,000 H shares	32.36	0	0	0	0	0	3,495,000,000 H shares	32.32

Total	10,800,000,000 A shares or H shares	100	0	0	0	0	0	10,814,176,600 A shares or H shares	100

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(2)	Issue of shares

1.	Issue of shares during the Reporting Period

					Unit: Shares Currency: RMB
Class of shares and its derivative securities	Date of issue	Issue price	Issue volume		Listing date	Permitted listing volume	Transaction termination date
Ordinary shares
RMB-denominated ordinary A shares	27 September 2017	3.85	14,176,600	*	11 October 2017	14,176,600	—

*	Issued in accordance with the first exercise of the Share Option Incentive Scheme.

2.	Changes in the Company’s total number of ordinary shares, shareholding structure and the Company’s assets and liabilities

The Company’s total number of ordinary shares increased from 10,800,000,000 to 10,814,176,600 during the Reporting Period.

3.	Employees shares

The Company had no employees shares as at the end of the Reporting Period.

(3)	Shareholders and de facto controller

1.	Total number of shareholders

Number of shareholders of ordinary shares as at the end of the Reporting Period	99,245
Number of shareholders of ordinary shares as at the end of the month immediately preceding the publication date of the annual report	100,501

2.	Shareholding of the top ten shareholders as at the end of the Reporting Period

							Unit: Shares
	Shareholding of the top ten shareholders
		Increase/
		decrease of	Number of
		shareholding	shares		Number of
		during the	held at the end of		shares	Pledged/Frozen
		Reporting	the Reporting	Percentage of	held with selling
		Period	Period	shareholding	restrictions	Status of	Number of	Nature of
Full name of shareholders	Class of shares	(Shares)	(Shares)	(%)	(Shares)	shares	shares	shareholders
China Petroleum & Chemical Corporation	A shares	0	5,460,000,000	50.49	0	None	0	State-owned legal person
HKSCC (Nominees) Limited	H shares	1,666,000	3,456,632,321	31.96	0	Unknown	–	Overseas legal person
China Securities Finance Corporation Limited	A shares	107,586,155	439,689,245	4.07	0	None	0	Others
Central Huijin Investment Ltd.	A shares	0	67,655,800	0.63	0	None	0	Others
GF Fund–Agricultural Bank of China–GF CSI Financial Asset Management Plan	A shares	Unknown	22,751,900	0.21	0	None	0	Others
Shanghai Kangli Industry and Trade Co., Ltd.	A shares	0	22,375,300	0.21	0	None	0	Others
Dacheng Fund–Agricultural Bank of China–Dacheng CSI Financial Asset Management Plan	A shares	Unknown	21,061,069	0.19	0	None	0	Others
China Asset Fund–Agricultural Bank of China–China Asset CSI Financial Asset Management Plan	A shares	Unknown	20,613,350	0.19	0	None	0	Others
Bosera Fund–Agricultural Bank of China–Bosera CSI Financial Asset Management Plan	A shares	Unknown	20,613,300	0.19	0	None	0	Others
E Fund–Agricultural Bank of China–E Fund CSI Financial Asset Management Plan	A shares	Unknown	20,613,300	0.19	0	None	0	Others
Note on connected relationship or acting in concert of the above shareholders	Among the above-mentioned shareholders, Sinopec Corp., a State-owned legal person, does not have any connected relationship with the other shareholders, and does not constitute an act-in-concert party under the
Administrative Measures on Acquisition of Listed Companies. Among the above-mentioned shareholders,
HKSCC (Nominees) Limited is a nominee. Apart from the above, the Company is not aware of any connected relationships among the other shareholders, or whether any other shareholder constitutes an act-in-concert party
	under the Administrative Measures on Acquisition of Listed Companies.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

(4)	Details of the controlling shareholder and the de facto controller

1.	Details of the controlling shareholder

(1)	Legal person

Name	China Petroleum & Chemical Corporation

Responsible person or legal representative	Wang Yupu

Date of incorporation	25 February 2000

Major business operations	Oil and natural gas exploration and extraction, pipeline transmission and sales; oil refining production, sales, storage and transportation of petrochemicals, chemical fibres, chemical fertilizers and other chemical products; import, export and import/export agency business of crude oil, natural gas, refined petroleum products, petrochemicals, chemicals, and other chemical products and other commodities and technologies; research, development and application of technology and information.

Shareholdings in other domestic and overseas companies during the Reporting Period	Details of shareholding of Sinopec Corp. in other listed companies:

Company Name	Number of shares held	Percentage of shareholding
Sinopec Shandong Taishan Petroleum Co., Ltd.	118,140,120	24.57%

2.	Details of the de facto controller

(1)	Legal person

Name	China Petrochemical Corporation

Responsible person or legal representative	Wang Yupu

Date of incorporation	24 July 1998

Major businesses operations	According to Sinopec Group’s restructuring in 2000, China Petrochemical Corporation injected its main petrochemical business into Sinopec Corp. Sinopec Group continues to operate several petrochemical facilities and small refining plants. Its services include: provision of drilling, logging and downhole operation services, production and maintenance of manufacturing equipment; engineering construction service and water, electricity and other public utilities and social services.

Shareholdings in other domestic and overseas companies during the Reporting Period	Details of shareholding of Sinopec Group in other listed companies:

Company Name	Number of shares held	Percentage of shareholding
China Petroleum & Chemical Corporation*	85,792,671,101	70.86%
Sinopec Engineering (Group) Co., Ltd.	2,907,856,000	65.67%
Sinopec Oilfield Service Corporation	9,224,327,662	65.22%
Sinopec Oilfield Equipment Corporation	351,351,000	58.74%
China Merchants Energy Shipping Co., Ltd.	912,886,426	17.23%

*  Note: The 553,150,000 H shares held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group are included in the total number of shares held by HKSCC (Nominees) Limited.

Change in Share Capital of Ordinary Shares and Shareholders (continued)

3.	Diagram of the ownership and controlling relationship between the Company and the controlling shareholder and the de facto controller

*	Including 553,150,000 H shares in Sinopec Corp. held by Sinopec Century Bright Capital Investment Limited, an overseas wholly-owned subsidiary of Sinopec Group, through HKSCC (Nominees) Limited.

(5)	Other legal person shareholders holding more than 10% of the Company’s shares

As at 31 December 2017, HKSCC (Nominees) Limited held 3,456,632,321 H shares of the Company, representing 31.96% of the total number of issued shares of the Company.

(6)	Public float

Based on the public information available to the Board, as at 20 March 2018, the Company had a public float which is in compliance with the minimum requirement under the Hong Kong Listing Rules.

(7)	Interests and short positions of the substantial shareholders of the Company in shares and underlying shares of the Company

As at 31 December 2017, so far as was known to the Directors or chief executive of the Company, the interests and short positions of the Company’s substantial shareholders (being those who are entitled to exercise or control the exercise of 5% or more of the voting power at any general meeting of the Company but excluding the Directors, chief executive and Supervisors) in the shares and underlying shares of the Company who are required to disclose their interests pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept under section 336 of the SFO were as set out below:

Interests in ordinary shares of the Company

Name of shareholders	Interests held or deemed as held (shares)	Note	Percentage of total issued shares of the Company (%)	Percentage of total issued shares of the relevant class (%)	Capacity
China Petroleum & Chemical Corporation	5,460,000,000 A shares (L) Shares of legal person		50.49	74.60	Beneficial owner
BlackRock, Inc.	248,433,833 H shares (L)	(1)	2.30	7.11	Interests of controlled corporation
	2,210,000 H shares (S)	(2)	0.02	0.06	Interests of controlled corporation
Corn Capital Company Limited	211,008,000 H shares (L)	(3)	1.95	6.04	Beneficial owner
200,020,000 H shares (S)		(3)	1.85	5.72	Beneficial owner
Lam Yan Yan	211,008,000 H shares (L)	(3)	1.95	6.04	Interests of controlled corporation
200,020,000 H shares (S)		(3)	1.85	5.72	Interests of controlled corporation
Yardley Finance Limited	200,020,000 H shares (L)	(4)	1.85	5.72	Having a security interest in shares
Chan Kin Sun	200,020,000 H shares (L)	(4)	1.85	5.72	Interests of controlled corporation

(L): Long position; (S): Short position

Change in Share Capital of Ordinary Shares and Shareholders (continued)

Notes:

(1)	Of the H shares (long position) held by BlackRock, Inc., 1,954,000 H shares (long position) were held through cash settled unlisted derivatives.

(2)	All the 2,210,000 H shares (short position) held by BlackRock, Inc. were held through cash settled unlisted derivatives.

(3)	These shares were held by Corn Capital Company Limited. Lam Yan Yan held 90% interests in Corn Capital Company Limited. Pursuant to the SFO, Lam Yan Yan was deemed to be interested in the shares held by Corn Capital Company Limited.

(4)	These shares were held by Yardley Finance Limited. Chan Kin Sun held 100% interests in Yardley Finance Limited. Pursuant to the SFO, Chan Kin Sun was deemed to be interested in the shares held by Yardley Finance Limited.

(5)	Based on the information obtained by the Directors from the website of the Hong Kong Stock Exchange and as far as the Directors are aware, Sinopec Group directly and indirectly owned 71.32% of the issued share capital of Sinopec Corp. as at 31 December 2017. By virtue of such relationship, Sinopec Group is deemed to have an interest in the 5,460,000,000 A shares of the Company directly owned by Sinopec Corp.

Save as disclosed above, as at 31 December 2017, the Directors have not been notified by any person (other than the Directors, chief executive and Supervisors) who had interests or short positions in the shares and underlying shares of the Company which would fall to be disclosed to the Company pursuant to Divisions 2 and 3 of Part XV of the SFO or as recorded in the register of interests required to be kept by the Company under section 336 of the SFO.

Directors, Supervisors, Senior Management and Employees

(1)	Changes in shareholdings and remuneration

1.	Changes in shareholdings and remuneration of Directors, Supervisors and senior management who hold the position currently or left the office during the Reporting Period

Name	Position	Sex	Age	Date of commencement of service term	Date of end of service term	Number of shares held at the beginning of the Reporting Period (ten thousand shares)	Number of shares held at the end of the Reporting Period	Change in number of shares during the Reporting Period	Reason of change	Total Remuneration received from the Company during the Reporting Period (before taxation) (RMB’ ten thousand)	Whether received remuneration from connected person(s) of the Company
Wu Haijun*	Executive Director, Chairman & President	M	55	June 2017	June 2020	0	0	0	—	0	Yes
Gao Jinping	Executive Director, Vice Chairman & Vice President	M	51	June 2017	June 2020	0	20	20	Share Option Incentive Scheme	75.86	No
Jin Qiang	Executive Director & Vice President	M	52	June 2017	June 2020	0	17.2	17.2	Share Option Incentive Scheme	72.87	No
Guo Xiaojun*	Executive Director, Vice President, Secretary to the Board & Joint Company Secretary	M	48	June 2017	June 2020	0	17.2	17.2	Share Option Incentive Scheme	66.01	No
Zhou Meiyun	Executive Director, Vice President & Chief Financial Officer	M	48	June 2017	June 2020	0	0	0	—	28.76	No
Lei Dianwu	Non-executive Director	M	55	June 2017	June 2020	0	0	0	—	0	Yes
Mo Zhenglin	Non-executive Director	M	53	June 2017	June 2020	0	0	0	—	0	Yes
Zhang Yimin	Independent Non-executive Director	M	63	June 2017	June 2020	0	0	0	—	15	No
Liu Yunhong	Independent Non-executive Director	M	41	June 2017	June 2020	0	0	0	—	15	No
Du Weifeng	Independent Non-executive Director	M	41	June 2017	June 2020	0	0	0	—	15	No
Li Yuanqin	Independent Non-executive Director	F	44	August 2017	June 2020	0	0	0	—	6.25	No
Ma Yanhui	Supervisor, Chairman of the Supervisory Committee	M	46	October 2017	June 2020	0	0	0	—	10.95	No
Zuo Qiang	Supervisor	M	55	June 2017	June 2020	0	0	0	—	49.15	No
Li Xiaoxia	Supervisor	F	48	June 2017	June 2020	0	0	0	—	45.46	No
Zhai Yalin	Supervisor	M	53	June 2017	June 2020	0	0	0	—	0	Yes
Fan Qingyong	Supervisor	M	53	June 2017	June 2020	0	0	0	—	0	Yes
Zheng Yunrui	Independent Supervisor	M	52	June 2017	June 2020	0	0	0	—	10	No
Choi Ting Ki*	Former Independent Non-executive Director,	M	63	June 2014	June 2017	0	0	0	—	12.5	No
	Independent Supervisor			June 2017	June 2020
Jin Wenmin	Vice President	M	52	June 2017	June 2020	0	10	10	Share Option Incentive Scheme	54.01	No
Wang Zhiqing*	Former Executive Director, Chairman & President	M	55	June 2017	December 2017	0	—	—	—	72.58	No
Ye Guohua*	Former Executive Director, Vice President & Chief Financial Officer	M	49	June 2014	January 2017	0	—	—	—	2.86	No
Zhang Jianbo*	Former Secretary to the Board & Joint Company Secretary	M	55	March 2016	April 2017	0	—	—	—	47.74	No
	Former Supervisor & Chairman of the Supervisory Committee			June 2017	July 2017	0	—	—	—
Pan Fei*	Former Independent Supervisor	M	61	June 2015	June 2017	0	—	—	—	6.88	No
	Former Independent Director			June 2017	August 2017	0	—	—	—
Total	/	/	/	/	/	0	64.4	64.4	/	606.88	/

Directors, Supervisors, Senior Management and Employees (continued)

(1)	Changes in shareholdings and remuneration (continued)

*	At the 5th meeting of the Nineth Session of the Board held on 21 December 2017, Mr. Wu Haijun was elected as the Chairman and was appointed as the President of the Company. Prior to the election of Mr. Wu Haijun as the Chairman and appointment as the President of the Company, he served as the President of Shanghai SECCO, the related company, and obtained remuneration from Shanghai SECCO.

*	Mr. Guo Xiaojun was appointed as Secretary to the Board and Joint Company Secretary on 15 June 2017.

*	Mr. Choi Ting Ki changed from Independent Non-executive Director of the Company to Independent Supervisor of the Company on 15 June 2017.

*	On 4 December 2017, Mr. Wang Zhiqing requested to resign from his positions as Executive Director, Chairman and President due to new working arrangement. Mr. Wang’s resignation took effect upon the submission of the resignation letter to the Board on 4 December 2017.

*	On 26 January 2017, Mr. Ye Guohua requested to resign from his positions as Executive Director, Vice President and Chief Financial Officer due to new working arrangement. Mr. Ye’s resignation took effect upon the submission of the resignation letter to the Board on 26 January 2017.

*	On 11 July 2017, Mr. Zhang Jianbo requested to resign from his positions as Chairman of the Supervisory Committee and Supervisor due to new working arrangement. Mr. Zhang’s resignation took effect upon the submission of the resignation letter to the Supervisory Committee on 11 July 2017.

*	Mr. Pan Fei changed from Independent Supervisor of the Company to Independent Non-executive Director of the Company on 15 June 2017. On 7 July 2017, Mr. Pan requested to resign from his position as Independent Non-Executive Director due to his personal work arrangements. Mr. Pan’s resignation took effect upon the election of a new independent non-executive Director at the first extraordinary general meeting of 2017 of the Company held on 2 August 2017.

(2)	Profiles of Directors, Supervisors and senior management

Directors:

Wu Haijun, aged 55, is an Executive Director, Chairman, President, Deputy Secretary of the Communist Party Committee, Chairman of the Strategy Committee, member of the Nomination Committee of the Company, Secretary of the Communist Party Committee and Chairman of Shanghai SECCO. Mr. Wu joined the Shanghai Petrochemical Complex (the “Complex”) in 1984 and has held various positions, including Deputy Director and Director of the Company’s No.2 Chemical Plant, as well as manager of the Chemical Division. He was Vice President of the Company from May 1999 to March 2006 and Director of the Company from June 2004 to June 2006. Mr. Wu was manager and Secretary of the Communist Party Committee of the Chemical Sales Branch of Sinopec Corp from December 2005 to March 2008. From December 2005 to April 2010, he was Director of the Chemical Business Department of Sinopec Corp. In April 2010, he was appointed as a Director of Shanghai SECCO. From April 2010 to February 2011, Mr. Wu was President of Shanghai SECCO. In April 2010, he was appointed Secretary of the Communist Party Committee of Shanghai SECCO and in June 2010 he was appointed Director of the Company. From June 2010 to December 2017, he served as Vice President of the Company. From February 2011 to March 2015, he acted as Vice President of Shanghai SECCO, and was President of Shanghai SECCO from March 2015 to December 2017. Mr. Wu was appointed Chairman of Shanghai SECCO in October 2017. He has served as Chairman, President and Secretary of the Communist Party Committee of the Company since December 2017. Mr. Wu graduated from the East China Institute of Chemical Technology in 1984, majoring in chemical engineering, and obtained a bachelor’s degree in engineering. In 1997, he obtained a master’s degree in business administration from the China Europe International Business School. He is a professor-grade senior engineer by professional title.

Gao Jinping, aged 51, is an Executive Director, Vice Chairman, Secretary of the Communist Party Committee and Vice President of the Company. Mr. Gao joined the Complex in 1990 and has held various positions, including Deputy Secretary of the Communist Youth League of the Company, Deputy Secretary of the Communist Party Committee of the Experimental Plant and Chemical Division of the Company, and Director of the Propaganda Department of the Company. Mr. Gao was Deputy Secretary of the Communist Party Committee from May 2003 to March 2013, Chairman of the Labour Union of the Company from May 2003 to November 2013, and was a director of the Company from June 2004 to June 2006. Mr. Gao was the Secretary of the Communist Party Discipline Supervisory Committee of the Company from April 2006 to March 2013, and was Supervisor and Chairman of the Supervisory Committee of the Company from June 2006 to April 2013. He has been Secretary of the Communist Party Committee of the Company since March 2013, as well as Vice President of the Company since April 2013. In June 2013, Mr. Gao was appointed as an Executive Director of the Company. In June 2014, Mr. Gao was appointed as Vice Chairman of the Company. Mr. Gao graduated from the Food Processing Faculty of Shanghai Aquatic Products University with a major in cooling and cold storage technology and obtained a bachelor’s degree in engineering in 1990. In 2001, he completed his post-graduate studies in business administration in the aspect of industrial economics at Shanghai Academy of Social Sciences. He holds professor-grade senior professional technical qualification.

Directors, Supervisors, Senior Management and Employees (continued)

(2)	Profiles of Directors, Supervisors and senior management (continued)

Jin Qiang, aged 52, is an Executive Director and Vice President of the Company. Mr. Jin joined Zhenhai General Petrochemical Works in 1986 and has held various positions, including Deputy Chief of the Utilities Department, Deputy Director and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Co., Ltd., and Director of the Machinery and Power Division of SINOPEC Zhenhai Refining & Chemical Company. Mr. Jin was Deputy Chief Engineer of SINOPEC Zhenhai Refining & Chemical Company from March 2007 to October 2011, and was appointed Vice President of the Company in October 2011. In June 2014, Mr. Jin was appointed Executive Director of the Company. Mr. Jin graduated from the East China Institute of Chemical Technology in 1986 majoring in chemical machinery, and graduated from the Graduate School of Central Party School in 2007 majoring in economic management. He is a professor-grade senior engineer by professional title.

Guo Xiaojun, aged 48, is an Executive Director, Vice President, Secretary to the Board, Joint Company Secretary and member of the Strategy Committee of the Company. Mr. Guo joined the Complex in 1991. He has held various positions, including Director of the Polyolefin Integrated Plant in the Plastics Division, Deputy Chief Engineer in the Plastics Division, Deputy to the Manager, Deputy Manager and Manager cum Deputy Secretary of the Communist Party Committee of the Company. He was Deputy Chief Engineer and Director of the Production Department of the Company from March 2011 to April 2013 and has served as Vice President of the Company since April 2013. In June 2014, Mr. Guo was appointed Executive Director of the Company and was appointed as Secretary to the Board and Joint Company Secretary of the Company in June 2017. He graduated from the East China University of Science and Technology in 1991 with a bachelor’s degree in engineering, majoring in basic organic chemical engineering and obtained a master’s degree majoring in chemical engineering from the East China University of Science and Technology in April 2008. He is a professor-grade senior engineer by professional title.

Zhou Meiyun, aged 48, is an Executive Director, Vice President, Chief Financial Officer, member of the Remuneration and Appraisal Committee and the Strategy Committee of the Company. Mr. Zhou joined the Complex in 1991 and has held various positions, including Officer, Assistant to Manager, Deputy Manager and Manager of the Finance Department of the Company. He served as Manager of the Finance Department of Shanghai SECCO from May 2011 to March 2017, and was appointed Vice President and Chief Financial Officer of the Company in February 2017. He has served as Executive Director of the Company since June 2017 and Chairman of China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”) since July 2017. Mr. Zhou graduated from the Shanghai University of Finance and Economics in 1991 majoring in accounting, and obtained a master’s degree in economics from the Huazhong University of Science and Technology majoring in western economics in 1997. He is a senior accountant by professional title.

(2)	Profiles of Directors, Supervisors and senior management (continued)

Lei Dianwu, aged 55, is a Non-executive Director and member of the Strategy Committee of the Company, Secretary to the board of directors, Chief Economist, Assistant to the President of Sinopec Group, Vice President of Sinopec Corp., the controlling shareholder of the Company. From June 2005, Mr. Lei has served as Non-executive Director of the Company. Mr. Lei has held various positions, including Deputy Director of Planning Division and Director of the Preparation Office of the Joint Venture of Yangzi Petrochemical Company, and Vice President and manager of the Production Division of Yangzi BASF Stylene Company Limited. He acted as Deputy Manager of Yangzi Petrochemical Company and Deputy Director of its Joint Venture Office, Director of the Development and Planning Division of China Dong Lian Petrochemical Limited Liabilities Company, Deputy General Manager of Yangzi Petrochemical Limited Liabilities Company and Deputy Director of the Development and Planning Division of Sinopec Corp. From March 2001 to August 2013, he was Director of Development and Planning Division of Sinopec Corp. Mr. Lei was appointed Assistant to the President of Sinopec Group in March 2009, and Vice President of Sinopec Corp. in May 2009, and Chief Economist of Sinopec Group in August 2013. From October 2015, Mr. Lei has acted as the Secretary to the board of directors of Sinopec Group. Mr. Lei has rich experience in enterprise planning and investment development management. In 1984, Mr. Lei graduated from the East China Petroleum Institute majoring in basic organic chemicals and obtained a bachelor’s degree in engineering. He is a professor-grade senior engineer by professional title.

Mo Zhenglin, aged 53, is a Non-Executive Director and member of the Strategy Committee of the Company, Deputy Director of the Finance Division of Sinopec Corp., controlling shareholder of the Company. In June 2014, Mr. Mo was appointed as Non-executive Director of the Company. Mr. Mo began his career in August 1986 and has held various positions, including Deputy Director of the Finance Department and Head of the Accounting Department of Beijing Yanshan Petrochemical Corporation and Chief Accountant and Director of the Finance Department of its Refinery Division, and Deputy Chief Accountant of SINOPEC Beijing Yanshan Company and Chief Accountant of its Refinery Division. He served as Director of Beijing Yanshan Petrochemical Company Limited and Chief Accountant of SINOPEC Beijing Yanshan Company from April 2002 to August 2008. Mr. Mo has been Chief Accountant of the Chemical Division of Sinopec Corp. from August 2008 to August 2017, and Director of Shanghai SECCO from November 2008 to October 2017. From March 2015 to August 2017, he was Deputy Director of the Chemical Division of Sinopec Corp. In August 2017, Mr. Mo was appointed as Deputy Director of the Finance Division of Sinopec Corp. Mr. Mo obtained a bachelor’s degree in management from Zhongnan University of Economics in 1986, majoring in finance and accounting. He is a senior accountant by professional title.

Zhang Yimin, aged 63, is an Independent Non-executive Director, Chairman of the Remuneration and Appraisal Committee and the Nomination Committee of the Company and a Professor of Economics and Finance at the China Europe International Business School. He has been an Independent Non-Executive Director of the Company since October 2013. Mr. Zhang has been an independent director of Shanghai Huayi Group Corporation Ltd. (listed on the Shanghai Stock Exchange, stock code: 600623) since April 2015. Mr. Zhang obtained a doctorate’s degree majoring in finance and political studies at the Business School of the University of British Columbia, Canada, and has held various positions, including a Post-doctoral Fellow at the Business School of the University of British Columbia, Canada, Assistant Professor at the Business School of the University of New Brunswick, Canada, and Associate Professor of Economics and Finance Department at the City University of Hong Kong. He was appointed as Professor of the China Europe International Business School in September 2004. His major area of research is in operations, financing and industrial economic studies. He possesses a wealth of professional expertise and experience.

Directors, Supervisors, Senior Management and Employees (continued)

(2)	Profiles of Directors, Supervisors and senior management (continued)

Liu Yunhong, aged 41, is an Independent Non-executive Director and member of Audit Committee of the Company, Assistant to General manager of Hwabao Securities Co. Ltd. and General Manager of Investment Banking Department of Hwabao Securities Co. Ltd. He is also the Deputy Head of the Institute of International M&A and Investment, Renmin University of China. He has been an Independent Non-executive Director of the Company since June 2015. Mr. Liu is an independent director of Guangdong HEC Technology Holding Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600673), Shanghai Aerospace Automobile Electromechanical Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600151), Shenergy Company Limited (listed on the Shanghai Stock Exchange, stock code: 600642) and Bank of Guiyang Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 601997). From June 2008 to August 2010, Mr. Liu has been the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From October 2008 to August 2010, Mr. Liu conducted post-doctoral research in economics at Guanghua School of Management, Peking University and was conferred as an assistant professor and master postgraduate instructor. From October 2010 to July 2012, he worked for fund product development and supervision of listed companies at the Shanghai Stock Exchange. From August 2012 to September 2013, Mr. Liu was General Manager of Investment Banking Department of Aerospace Securities Co., Ltd. Since October 2013, Mr. Liu has been the General Manager of the Institutional Business Department of Hwabao Securities Co. Ltd. Since May and September 2015, Mr. Liu has been the General Manager of the Investment Banking Department and Assistant to General Manager of Hwabao Securities Co. Ltd., respectively. Since May 2014, Mr. Liu has been Deputy Head of the Institute of International M&A and Investment, Renmin University of China. Mr. Liu obtained a doctorate’s degree in law from Renmin University of China, majoring in civil and commercial Law in 2008. Mr. Liu is a research fellow by professional title.

Du Weifeng, aged 41, is an Independent Non-executive Director, member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee of the Company, and a Partner of Beijing JunZeJun (Shanghai) Law Offices. He has served as the Company’s Independent Non-executive Director since June 2015. Mr. Du began his career in July 1998. He has held various positions, including Clerk and Assistant Judge of Shanghai Pudong New Area People’s Court and worked as a lawyer at Watson & Band Law Offices in Shanghai and at Wintell & Co Law Firm in Shanghai. He has been a Partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. With extensive experience as a lawyer, Mr. Du is the designated lawyer of some banks’ headquarters, Shanghai branches, Shanghai branch of the state-owned asset management companies and private asset management companies. Mr. Du obtained a bachelor’s degree in Commercial Law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in 2013.

(2)	Profiles of Directors, Supervisors and senior management (continued)

Li Yuanqin, aged 44, is an Independent Non-executive Director, Chairman of the Audit Committee and member of the Strategy Committee of the Company, associate professor of the School of Management and the associate head of the Department of Accountancy at Shanghai University. She is currently the independent director of Shanghai New World Co., Ltd. (listed on Shanghai Stock Exchange, stock code: 600628). From April 2000 to March 2003, she served at the Settlement Department at the headquarters of ICBC. From June 2006 to September 2009, she was the lecturer at the School of Management at Shanghai University. She has been the associate professor of the School of Management at Shanghai University since September 2009 and the associate head of the Department of Accountancy of Shanghai University since May 2011. During that period, she was also a visiting scholar at Foster School of Business, University of Washington in the United States between February 2012 and February 2013. She also serves as a member of the eighth session of the Shanghai Baoshan Committee of the Chinese People’s Political Consultative Conference and a non-executive member of the Chinese Institute of Certified Public Accountants. She received a PhD in Management from Antai College of Economics and Management (ACEM) at Shanghai Jiao Tong University.

Supervisors:

Ma Yanhui, aged 47, is a Supervisor, Chairman of Supervisory Committee, Deputy Secretary of the Communist Party Committee, Secretary of the Communist Party Discipline Supervisory Committee and Chairman of the Labour Union of the Company. Mr. Ma started his career in 1996. He served as Secretary of Office of Yanhua Refinery, Secretary and Deputy Director of Yanhua Office of Great Wall Lubricant Oil, Supervisor and Acting Director of Integrated Corporate Reform Department of China Petrochemical Corporation, etc. Mr. Ma was Deputy Director of Integrated Corporate Reform Department of China Petrochemical Corporation from July 2004 to March 2006, and he was Deputy Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd. from March 2006 to October 2006. He was Director of Structure Reform Sector, Corporate Reform Department of Sinopec Assets Management Co., Ltd. from October 2006 to June 2008. From June 2008 to August 2017, Mr. Ma was Director of Integrated Corporate Reform Department of China Petrochemical Corporation. In August 2017, Mr. Ma was appointed as Deputy Secretary of the Communist Party Committee and Secretary of the Communist Party Discipline Supervisory Committee of the Company. He was appointed as Supervisor, Chairman of Supervisory Committee and Chairman of the Labour Union of the Company in October 2017. Mr. Ma graduated from East China University of Science and Technology in July 1996, majoring in petroleum processing, and obtained a bachelor’s degree in engineering. In June 2006, he obtained a master’s degree in corporate management from Renmin University of China. Mr. Ma is a senior economist by professional title.

Directors, Supervisors, Senior Management and Employees (continued)

(2)	Profiles of Directors, Supervisors and senior management (continued)

Zuo Qiang, aged 55, is a Supervisor, Deputy Chief of Political Work, Deputy Secretary of Discipline Inspection Commission, Director of the Supervisory Office, Director of Supervisory Committee Office and Chief Legal Counsel of the Company. Mr. Zuo joined the Complex in 1981 and has held various positions, including archivist of the Command Division for the construction of Phase II of No. 1 Chemical Plant of the Complex, Head of Archives at the ethylene plant, Secretary of the Youth League Committee of the ethylene plant, Secretary of the Youth League Committee of the Refining and Chemical Division of the Complex, Secretary of the Youth League Committee of the Refining and Chemical Division of the Company, Secretary of the General Branch of the Communist Party Committee of Ethylene Plant No. 1 of the Refining and Chemical Division of the Company, and Deputy Director of the Supervisory Office of the Company and the Secretary of the Corporate Discipline Supervisory Committee of the Company. In April 2011, he was appointed Director of the Supervisory Office of the Company, and has been serving as Supervisor and Director of Supervisory Committee Office of the Company since June 2011, and Deputy Secretary of the Discipline Inspection Commission of the Company since October 2011. In February 2016, he was appointed the Deputy Chief of Political Work of the Company. He has served as Chief Legal Counsel of the Company since February 2017. Mr. Zuo graduated from the Correspondence College of the Communist Party Committee School of the Central Committee in 1993 majoring in party & administrative management. He has senior professional technical qualification.

Li Xiaoxia, aged 48, is a Supervisor and Secretary of the Communist Party Committee and Deputy Director of the Plastics Division of the Company. Ms. Li joined the Complex in 1991 and has held various positions, including Controller of the operation zone of the marine terminal of the Company, Assistant to the Workshop Director, Deputy Workshop Director and Deputy Section Chief of Storage and Transportation Area No. 2 of the Refining and Chemical Division, Deputy Secretary of the Youth League Committee of the Company, Secretary of Party General Branch for Staff Exchange and Relocation Centre, Secretary of the Communist Party Committee and Deputy Manager of the Refining Division of the Company. She was appointed as Supervisor of the Company in June 2011 and served as Vice Chairman of the Labour Union of the Company from December 2011 to August 2017. She was appointed as Secretary of the Communist Party Committee and Deputy Director of the Plastics Division of the Company in July 2017. Ms. Li graduated from Liaoning University of Petroleum and Chemical Technology in 1991 majoring in petroleum and natural gas transportation. She has senior professional technical qualification.

Zhai Yalin, aged 53, is an External Supervisor of the Company, Deputy Director of the Auditing Bureau of Sinopec Group, and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai has been an External Supervisor of the Company since June 2008. Mr. Zhai started his career in 1986 and successively served as Deputy Head of the Head Office and Director of the Auditing Department of Qianguo Refinery, Deputy Director of the General Office of Sinopec Huaxia Auditing Company, Deputy Director of the General Administrative Office of the Auditing Bureau of China Petrochemical Corporation, Director of the General Administrative Office of the Auditing Bureau of Sinopec Group, and Director of the General Administrative Office of the Auditing Bureau of Sinopec Group (Auditing Department of Sinopec Corp.). Since December 2001, Mr. Zhai has concurrently held the posts of Deputy Director of the Auditing Bureau of Sinopec Group and Deputy Director of Auditing Department of Sinopec Corp. Mr. Zhai graduated from the Jilin Siping Normal College in 1986 and is a senior economist by professional title.

(2)	Profiles of Directors, Supervisors and senior management (continued)

Fan Qingyong, aged 53, is an External Supervisor of the Company, Deputy Chief of the Supervisory Bureau and member of the Discipline Inspection Group of Sinopec Group, Deputy Director of the Supervisory Department of Sinopec Corp., the controlling shareholder of the Company, and Supervisor of Sinopec Refinery & Marketing Limited. Mr. Fan has been an External Supervisor of the Company since June 2017. Mr. Fan started his career in 1987, and has held various positions, including Deputy Director of the Communist Party Office of No. 2 Oil Plant and Director of Corporate Management Department of Fushun Petrochemical Company, Discipline Inspector (Deputy level) and Deputy Director of the Second Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.), and Director of the First Discipline Inspection and Supervision Group of the Supervisory Bureau of Sinopec Group (Supervisory Department of Sinopec Corp.). He has been the Deputy Director of the Supervisory Bureau of Sinopec Group and Deputy Director of the Supervisory Department of Sinopec Corp. since April 2010. He served as Supervisor of Sinopec Star Petroleum Co., Ltd. from July 2010 to April 2015. He has served as a member of the Discipline Inspection Group of the Communist Party Committee of Sinopec Group and Supervisor of Sinopec Refinery & Marketing Limited since May 2012. Mr. Fan graduated from Fushun Normal College (now known as Fushun Teachers College) majoring in Chinese in 1987, from Liaoning Normal University majoring in Chinese in July 1991, and from Renmin University of China, majoring in law in January 2003 obtained a master’s degree in law. He is a professor-grade senior professional by professional title and is qualified to practice law.

Zheng Yunrui, aged 52, is an Independent Supervisor of the Company and a professor in civil and commercial law at the Faculty of Law of the East China University of Political Science and Law in the PRC and Member of Expert Consultation Committee of Shanghai Yangpu District People’s Procuratorate and Mediator of Shanghai Second Intermediate People’s Court. He has served as the Company’s Independent Supervisor since December 2014. Mr. Zheng is an independent director of Hangzhou Innover Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 002767) and Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722). Mr. Zheng graduated from the Shangrao Normal University in Jiangxi Province, majoring in English Language. Mr. Zheng obtained a master’s degree in law and a doctorate’s degree in law from the Faculty of Law of Peking University in July 1993 and July 1998, respectively. Mr. Zheng previously worked at the Education Bureau of Shangrao County, Jiangxi Province, Hainan Airport Limited, China Township Enterprise Investment and Development Company Limited and the Legal Affairs Office of the Shanghai Municipal People’s Government. He has been teaching at East China University of Political Science and Law since August 2001. He was a visiting scholar at the Faculty of Law of National University of Singapore between July 2002 and December 2002. Mr. Zheng has been engaged in trials, teaching and research relating to civil law, property law, contract law, company law, insurance law, social insurance law and government procurement law. He is experienced in the legal affairs on corporate governance and has great academic achievements. He is also an arbitrator at the Arbitration Commission of Shenzhen, Shenyang, Xuzhou and Wuxi. Mr. Zheng was appointed as member of Expert Advisory Committee of the People’s Procuratorate of Shanghai Yangpu District and mediator of Shanghai No. 2 intermediate People’s Court on 24 March 2017 and 26 June 2017, respectively.

Directors, Supervisors, Senior Management and Employees (continued)

(2)	Profiles of Directors, Supervisors and senior management (continued)

Choi Ting Ki, aged 63, is an Independent Supervisor of the Company and a Fellow of the Hong Kong Institute of Certified Public Accountants. He joined the Company in June 2011. Mr. Choi served as Independent Non-executive Director of the Company from June 2011 to June 2017, and has been Independent Supervisor since June 2017. Mr. Choi has been an independent non-executive director of Yangtzekiang Garment Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00294) and YGM Trading Limited (listed on the Main Board of the Hong Kong Stock Exchange, stock code: 00375) since December 2012. Mr. Choi graduated from the Department of Accounting, Hong Kong Polytechnic in 1978. He joined KPMG in the same year and has held various positions, including Partner of the audit department of KPMG Hong Kong Office, Executive Partner of KPMG Shanghai Office, Senior Partner of KPMG Huazhen Shanghai Office as well as Senior Partner of KPMG Huazhen in Eastern and Western China. Mr. Choi retired from KPMG Huazhen in April 2010.

Senior Management:

Jin Wenmin, aged 53, is Vice President of the Company. Mr. Jin joined the Complex in 1985 and served as the Secretary of the Communist Party Committee of the Company’s No.1 Oil Refining Device of Refining Unit, Head of Butadiene Device, Manager of the storage and transportation, branch company, manager and Deputy Secretary of the Communist Party Committee of Storage and Transportation Department, manager and Deputy Secretary of the Communist Party Committee of Oil Refining Department etc. From April 2013 to February 2017, Mr. Jin was appointed as Head of Production Department of the Company. From May 2013 to August 2016, Mr. Jin was appointed as Assistant to the President of the Company and was appointed as Vice President of the Company in September 2016. Mr. Jin graduated from the Shanghai Second Polytechnic University in July 2003, majoring in business administration. He is a senior engineer by professional title.

(3)	Share options held by the Directors, Supervisors and senior management during the Reporting Period

							Unit: Shares
Name	Position	Number of A shares share options held at the beginning of the Reporting Period	Number of A shares share options granted during the Reporting Period	Number of A shares share options exercisable during the Reporting Period	Number of A shares share options exercised during the Reporting Period	Number of A shares share options cancelled or lapsed during the Reporting Period	Number of A shares share options held at the end of the Reporting Period
Wang Zhiqing*	Former Executive Director, Chairman & President	500,000	0	200,000	200,000	300,000	0
Gao Jinping	Executive Director, Vice Chairman & Vice President	500,000	0	200,000	200,000	0	300,000
Ye Guohua**	Former Executive Director, Vice President & Chief Financial Officer	430,000	0	0	0	430,000	0
Jin Qiang	Executive Director & Vice President	430,000	0	172,000	172,000	0	258,000
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board & Joint Company Secretary	430,000	0	172,000	172,000	0	258,000
Jin Wenmin	Vice President	250,000	0	100,000	100,000	0	150,000

Total	/	2,540,000	0	844,000	844,000	730,000	966,000

*	On 4 December 2017, Mr. Wang Zhiqing requested to resign from his positions as Executive Director, Chairman and President due to new working arrangements. Mr. Wang’s resignation took effect upon the submission of the resignation letter to the Board on 4 December 2017. The 300,000 outstanding A shares share options granted to him have lapsed in accordance with the relevant provisions of the Share Option Incentive Scheme.

**	On 26 January 2017, Mr. Ye Guohua requested to resign from his positions as Executive Director, Vice President and Chief Financial Officer due to new working arrangement. Mr. Ye’s resignation took effect upon the submission of the resignation letter to the Board on 26 January 2017. The 430,000 outstanding A shares share options granted to him have lapsed in accordance with the relevant provisions of the Share Option Incentive Scheme.

Directors, Supervisors, Senior Management and Employees (continued)

(4)	Positions held in the Company’s shareholders during the Reporting Period

Name	Name of shareholder	Position held	Commencement of term of service	End of term of service
Lei Dianwu	Sinopec Corp.	Vice President	May 2015	May 2018
Mo Zhenglin	Sinopec Corp.	Deputy Director of the Finance Division Department	August 2017	May 2018
Zhai Yalin	Sinopec Corp.	Deputy Director of the Auditing Department	May 2015	May 2018
Fan Qingyong	Sinopec Corp.	Deputy Director of the Supervisory Department	May 2015	May 2018

(5)	Positions held in other companies during the Reporting Period

Name	Name of other company	Position held	Commencement of term of service	End of term of service
Wu Haijun	Shanghai SECCO	Director and Secretary of the Communist Party Committee	March 2015	March 2019
Wu Haijun	Shanghai SECCO	Chairman	October 2017	March 2019
Wu Haijun	Shanghai SECCO	President	March 2015	December 2017
Zhou Meiyun	Jinshan Associated Trading	Chairman	July 2017	July 2020

Apart from the information set out in the tables above and in section (2) “Profile of Directors, Supervisors and Senior Management”, no Director, Supervisor or senior management of the Company holds any other position at any other company.

(6)	Remuneration of Directors, Supervisors and senior management during the Reporting Period

Procedures for determining the remuneration of Directors, Supervisors and senior management

Remuneration for Independent Non-executive Directors are determined in accordance with the Remuneration System for Independent Directors approved at the 2007 Annual General Meeting. Remuneration for Independent Supervisors are determined in accordance with the Remuneration Payment Method for Independent Supervisors approved at the 2016 Annual General Meeting. Remuneration of the other Directors, Employee Representative Supervisors and External Supervisors and senior management are determined in accordance with the Remuneration System for Directors, Supervisors and Senior Management approved at the 2002 Annual General Meeting.

For details of the remuneration of the Directors and Supervisors of the Company, please refer to Note 11 and Note 36 to the consolidated financial statements prepared under IFRS.

Basis for determining the remuneration of Directors, Supervisors and senior management

The remuneration of Directors, Supervisors and senior management of the Company is determined on the principles of “efficiency, motivation and fairness” and in accordance with the Remuneration System for Directors, Supervisors and Senior Management.

Remuneration paid to Directors, Supervisors and senior management	Please refer to item (1) “Changes in shareholdings and remuneration” of this chapter.

Total remuneration received by all Directors, Supervisors and senior management for the Reporting Period	RMB6,068,800

The five highest paid individuals	Please refer to note 36(i) to the consolidated financial statements prepared under IFRS. The five individuals are the Directors and Supervisors of the Company.

Pension scheme	Please refer to Notes 2.25 and 30(e) to the consolidated financial statements prepared under IFRS.

Directors, Supervisors, Senior Management and Employees (continued)

(7)	Changes in Directors, Supervisors and senior management during the Reporting Period

Name	Position held	Change	Reason
Wang Zhiqing	Executive Director, Chairman & President	Resigned	Change of work arrangements
Zhang Jianbo	Secretary to the Board, Joint Company Secretary	Resigned	Change of work arrangements
Zhang Jianbo	Supervisor & Chairman of the Supervisory Committee	Appointed	—
Zhang Jianbo	Supervisor & Chairman of the Supervisory Committee	Resigned	Change of work arrangements
Ye Guohua	Executive Director, Vice President & Chief Financial Officer	Resigned	Change of work arrangements
Zhou Meiyun	Executive Director, Vice President & Chief Financial Officer	Elected and Appointed	—
Guo Xiaojun	Secretary to the Board, Joint Company Secretary	Appointed	—
Choi Ting Ki	Independent Non-executive Director	Ceased	Expiry of term of office
Choi Ting Ki	Independent Supervisor	Elected	—
Pan Fei	Independent Supervisor	Resigned	Expiry of term of office
Pan Fei	Independent Non-executive Director	Elected	—
Pan Fei	Independent Non-executive Director	Resigned	Personal
Fan Qingyong	Supervisor	Elected	—
Ma Yanhui	Supervisor & Chairman of the Supervisory Committee	Elected	—
Li Yuanqin	Independent Non-executive Director	Elected	—

(8)	Interests and short positions of Directors, chief executives and Supervisors in the shares, underlying shares and debentures of the Company or associated corporations

As at 31 December 2017, the interests and short positions of the Directors, chief executive and Supervisors of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they were taken or deemed to have under such provisions of the SFO); or to be recorded in the register of interests required to be kept under section 352 of the SFO; or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions set out in Appendix 10 to the Hong Kong Listing Rules were as follows:

Interests in the shares and underlying shares of the Company:

Name	Position held	Number of shares held (Shares)	Number of underlying A shares share options held according to the Share Option Incentive Scheme (Shares)	Percentage of the total issued shares of the Company(%)	Percentage of the total issued A shares (%)	Capacity
Gao Jinping	Executive Director, Vice Chairman and Vice President	200,000 A shares (L)		0.002	0.002	Beneficial owner
			300,000 (L)	0.003	0.004	Beneficial owner
Jin Qiang	Executive Director and	172,000		0.002	0.002	Beneficial owner
	Vice President	A shares (L)
			258,000 (L)	0.002	0.004	Beneficial owner
Guo Xiaojun	Executive Director, Vice President, Secretary to the Board and Joint Company Secretary	172,000		0.002	0.002	Beneficial owner
		A shares (L)	258,000 (L)	0.002	0.004	Beneficial owner

(L): Long position

Save as disclosed above, as at 31 December 2017, so far as was known to the Directors, chief executive and Supervisors of the Company, none of the Directors, chief executive or Supervisors of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were required to be disclosed or recorded pursuant to the SFO and the Hong Kong Listing Rules as mentioned above.

Directors, Supervisors, Senior Management and Employees (continued)

(9)	Changes in Directors’ and Supervisors’ information

Save as disclosed in the 2017 interim report, disclosure of changes in Directors’ and Supervisors’ information pursuant to Rule 13.51B(1) of the Hong Kong Listing Rules during the Reporting Period are set out as below:

1.	Mr. Wu Haijun, Executive Director, Chairman and President, is now a professor-grade senior engineer.

2.	Mr. Zhou Meiyun, Executive Director, Vice President and Chief Financial Officer, has been chairman of Jinshan Associated Trading since July 2017.

3.	Mr. Lei Dianwu, Non-executive Director, is now a professor-grade senior engineer.

4.	Mr. Mo Zhenglin, Non-Executive Director, has been appointed as the deputy director of the Finance Division of Sinopec Corp., the controlling shareholder of the Company, since August 2017. At the same time, he is no longer the deputy director of the Chemical Division of Sinopec Corp. Mr. Mo ceased to be a director of Shanghai SECCO in October 2017.

5.	Ms. Li Xiaoxia, Supervisor, has been appointed as the secretary of the Communist Party Committee and deputy director of the Plastics Division of the Company since July 2017 and ceased to be the vice chairman of the Company’s Labour Union in August 2017.

6.	Mr. Zheng Yunrui, Independent Supervisor, has been an independent director of Jiangxi Xinyu Guoke Technology Co., Ltd. (listed on the Shenzhen Stock Exchange, stock code: 300722) since November 2017. He ceased to be an independent director of Shandong Jiangquan Industry Co., Ltd. (listed on the Shanghai Stock Exchange, stock code: 600212) in December 2017.

(10)	Transactions, arrangements or interests of Directors and Supervisors

None of the Directors or Supervisors of the Company had any material interests, either directly or indirectly, in any material contract which was entered into by the Company or any of its subsidiaries and subsisted during the year or at the end of the year.

None of the Directors or Supervisors had any interests in any businesses (other than the Group’s businesses) that competed directly or indirectly with the Group’s business.

None of the Directors or Supervisors of the Company has entered into any service contracts with the Company which are not terminable by the Company within one year without payment of compensation other than statutory compensation.

(11)	Directors’ rights to acquire shares or debentures

During the Reporting Period, the Company did not grant the Directors the rights to acquire shares or debentures.

(12)	Compliance of Model Code for Securities Transactions

The Company has adopted the Model Code for Securities Transactions to regulate securities transactions of the Directors and Supervisors. After making specific enquiries with all the Directors and Supervisors, the Company obtained written confirmations from each Director and Supervisor that they have fully complied with the Model Code for Securities Transactions during the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transaction by the senior management was noted by the Company.

(13)	Management contracts

During the Reporting Period, the Company did not enter into any management and administration contract regarding the whole or any substantial part of its businesses (other than the service contracts with the Directors or any full-time employee of the Company).

(14)	Permitted indemnity provision

Appropriate Directors’ liability insurance has been arranged to indemnify the Directors for liabilities arising outof corporate activities. Such liability insurance is currently in force and was in force throughout the Reporting Period.

(15)	Punishment by securities regulatory authorities in the recent three years

Nil.

Directors, Supervisors, Senior Management and Employees (continued)

(16)	Employees

1.	Employees of the Group

Number (Person)
Number of employees of the Company	10,226
Number of employees of the subsidiaries	95
Total number of employees of the Group	10,361
Number of retired workers whose retirement costs are borne by the Group	17,854
Professionals

Category of professionals
Production staff	6,197
Sales staff	86
Technical staff	2,819
Financial staff	111
Administrative staff	1,148

Total	10,361

Education level

Educational attainment
College graduate and below	7,692
Undergraduate	2,504
Post-graduate	165

Total	10,361

2.	Remuneration policy

Remuneration packages of the Company’s staff include salary, share options and allowances. Employees of the Company are also eligible for medical insurance, retirement and other benefits. In accordance with the relevant regulations of the PRC, the Company also participates in the social security scheme implemented by the relevant government authorities, and makes contribution for the employees in proportion to their monthly salary.

3.	Training programs

According to the human resources core value of “streamlining the structure, enhancing the quality and strengthening the foundation” and with the mission of “facilitating the employee development and strengthening the team foundation”, the Company improves the training of management and talent growth, enhances the focus area and the effectiveness of the training so as to upgrade the quality of the employees and to develop the Company into a nationwide leading and world class petrochemicals enterprise.

(16)	Employees (continued)

4.	Professional structure chart

5.	Level of education chart

6.	Outsourcing services

The total remuneration paid for outsourcing services of the Company during the Reporting Period was RMB112,301,230.

Corporate Governance

(1)	Notes for corporate governance and insider registration management

1.	Corporate governance

In 2017, the Company strictly complied with the regulatory legislation such as Company Law, Securities Law and the Corporate Governance Principles for Listed Companies issued by the CSRC, as well as the relevant provisions and requirements of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the New York Stock Exchange. It continued to improve its corporate governance structure, developed its corporate system, standardized the corporate operations and enhanced its overall corporate image.

Improving governance policies: During the Reporting Period, in accordance with the requirements of the relevant laws and regulations of the places where the Company’s shares are listed, the Company amended and improved the Company’s Articles of Association and its appendices which were considered and approved at the Company’s annual general meeting in 2016 and the first extraordinary general meeting of 2017. The Company also amended and improved the Company’s “Internal Control Manual” (2017 Edition).

Accomplishing appropriately specific corporate governance activities for listed companies: During the Reporting Period, the Company was committed to ensuring the compliance of relevant regulatory rules regarding corporate governance and continued to consolidate its achievements in specific areas of corporate governance. None of the Company, its Directors, Supervisors, senior management, shareholders and de facto controllers of the Company has been investigated by the CSRC, or punished or publicly criticized by the CSRC, the Securities and Futures Commission of Hong Kong or the U.S. Securities and Exchange Commission, or publicly censured by the Shanghai Stock Exchange, the Hong Kong Stock Exchange or the New York Stock Exchange.

Through continuous conduction of specific corporate governance activities and improvements of its governance system, the Company further enhanced its corporate governance level. The Company’s internal system also became more robust and standardized. Under the guidance of the relevant regulatory authorities, the Company will operate in strict compliance with the relevant laws and regulations and will further strengthen the establishment of standardized and institutionalized corporate governance so as to ensure the lawful, robust and sustainable development of the Company.

2.	Registration and management of persons with access to inside information

In order to administer the registration and management of persons with access to the Company’s inside information, strengthen confidentiality of inside information and safeguard fairness of information disclosure, during the Reporting Period, the Company enhanced the confidentiality of inside information and the registration, management and reporting of the persons with access to the Company’s inside information according to “System for the Registration and Management of Inside Information”, so as to prevent the Company from suffering unusual stock price fluctuations due to leakage of inside information and the resulting legal risks, and further standardize the Company’s operation.

(2)	Brief introduction of general meeting

Session of the meeting	Convening date	Title of the motions	Status of the resolutions	Designated websites for publication of resolutions	Date of publication of resolutions
The Company’s 2016 annual general meeting	15 June 2017

1. 2016 Work Report of the Board of the Company

2. 2016 Work Report of the Supervisory Committee of the Company

3. 2016 Audited Financial Statements of the Company

4. 2016 Profit Distribution Plan of the Company

5. 2017 Financial Budget Report of the Company

6. The re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2017 and authorization to the Board to fix their remunerations

7. Waiver of the pre-emptive rights in the assigned equity interest in a joint venture company, a connected transaction under the Listing Rules of the Shanghai Stock Exchange

8. Remuneration Payment Method for Independent Supervisors

9. The election of the non-employee representative supervisors of the Ninth Session of the Supervisory Committee

10. Adjustment of peer benchmark enterprises under the A Shares Share Option Incentive Scheme of the Company

11. The amendments to both the articles of association of the Company and the appendix as proposed by the Board

12. The election of non-independent directors of the Ninth Session of the Board

13. The election of independent non-executive directors of the Ninth Session of the Board

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	16 June 2017
The first extraordinary general meeting for 2017 of the Company	2 August 2017

1. The amendments to the Articles of Association of the Company and its appendix as proposed by the Board

2. The election of Ms. Li Yuanqin as an independent non-executive director of the Ninth Session of the Board

			Passed	Websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company	3 August 2017

Corporate Governance (continued)

(3)	Performance of duties by the directors

1.	Directors’ attendance at the Board meetings and general meetings

		Information on participating in the Board Meeting						Information on participating in General Meetings
Name of Director	Independent Director or not	Attendance at the Board meetings during the year (number of times)	Attendance in person (number of times)	Attendance by correspondence (number of times)	Attendance by proxy (number of times)	Absence (number of times)	Failure to attend the meeting in person for two consecutive times or not	Attendance at general meetings (number of times)
Wu Haijun	No	8	8	4	0	0	No	1
Gao Jinping	No	8	6	4	2	0	No	2
Jin Qiang	No	8	7	4	1	0	No	1
Guo Xiaojun	No	8	8	4	0	0	No	2
Zhou Meiyun	No	5	5	2	0	0	No	1
Lei Dianwu	No	8	5	4	3	0	No	0
Mo Zhenglin	No	8	5	4	3	0	No	1
Zhang Yimin	Yes	8	7	4	1	0	No	1
Liu Yunhong	Yes	8	8	4	0	0	No	1
Du Weifeng	Yes	8	8	4	0	0	No	1
Li Yuanqin	Yes	4	4	2	0	0	No	0
Wang Zhiqing	No	7	7	4	0	0	No	1
Ye Guohua	No	0	0	0	0	0	No	0
Choi Ting Ki	Yes	3	3	2	0	0	No	1
Pan Fei	Yes	1	1	0	0	0	No	0

Number of Board meetings held during the year		8
including:	number of meetings held on site	4
	number of meetings held by correspondence	4
	number of meetings held on site and by correspondence concurrently	0

2.	Disagreements of the Independent Non-executive Directors on relevant issues of the Company

During the Reporting Period, none of the Independent Non-executive Directors of the Company raised any disagreements on any Board resolutions or other issues of the Company.

(4)	Major comments and recommendations put forward by the specific Board committees under the Board while discharging their duties during the Reporting Period

On 14 March 2017, the Board’s Audit Committee reviewed together with the management the accounting principles and standards adopted by the Company and discussed matters regarding audit, risk management, internal control and financial reporting, including the review of the financial statements for the year ended 31 December 2016.

On 14 March 2017, the Board’s Remuneration and Appraisal Committee reviewed the remuneration of Directors, Supervisors and senior management set out in the Company’s annual report for the year ended 31 December 2016.

(5)	Information on Supervisory Committee’s identification of risks in the Company

The Company’s Supervisory Committee had no disagreements to the matters under their supervision during the Reporting Period.

(6)	Information on whether the Company fails to guarantee independence from its controlling shareholder or maintain autonomous operational ability in respect of business, personnel, assets, organization and finances, etc.

The Company is independent of the controlling shareholder with regard to its business, personnel, assets, organizations and finances. The Company has full ability to conduct its business independently and has the ability to operate autonomously.

(7)	Evaluation mechanism for senior management as well as the establishment and implementation of incentive mechanism during the Reporting Period

The Remuneration System for the senior management was considered and approved at the 2002 annual general meeting of the Company on 18 June 2003. In 2017, the Company continued to implement this system as the basis of appraising and rewarding the Company’s senior management.

In accordance with the Share Option Incentive Scheme of the Company and its auxiliary measures considered and approved at the general meeting, the Company has achieved the relevant targets contemplated by the Share Option Incentive Scheme. According to the scheme, Directors Mr. Gao Jinping, Mr. Jin Qiang, Mr. Guo Xiaojun and senior management Mr. Jin Wenmin were eligible participants, and have been granted the Company’s share options on 6 January 2015. Details of the share options granted are set out in “Share Option Incentive Scheme” under “Major Events” in the Report of the Directors of this annual report.

Internal Control

(1)	Statement of responsibility for internal control and the establishment of the internal control system

1.	Statement of responsibility for internal control

The Board of the Company is responsible for establishing and maintaining a comprehensive internal control system pertinent to financial reporting.

The objectives of internal control pertinent to financial reporting are to ensure that the financial information reported is true, complete and reliable and to prevent the risk of material misstatements. However, due to inherent limitations of the internal control, the Company can only provide reasonable level of assurance for the achievement of the objectives mentioned above.

The Board has evaluated the internal controls pertinent to financial reporting in accordance with the requirements under the Basic Standards for Enterprise Internal Control, and is of the view that such internal control was effective in the year 2017.

2.	Establishment of internal control system

Overall plan of internal control establishment

Since 2004, the Company has established and implemented a comprehensive internal control system which covers aspects such as production, operations, finance, investment, human resources and information disclosure, and amends the Internal Control Manual annually in accordance with domestic and overseas regulatory requirements, risk prevention needs and recommendations by external auditors on internal control review.

The Company’s internal control system has been established primarily for the following basic objectives: (a) to standardize the enterprise’s business operation, prevent operational and managerial risks, ensure that financial statements and relevant information are truthful and complete, improve operational efficiency and effectiveness, and facilitate the achievement of the Company’s development strategy; (b) to plug loopholes and eliminate potential hazards so as to prevent, detect and correct mistakes and fraudulent acts in a timely manner, thereby ensuring that the Company’s assets are secure and integral; and (c) to ensure that the relevant state laws and regulations, the Articles of Association and internal rules and regulations are thoroughly enforced so as to fulfill the regulatory requirements for listed companies in both domestic and overseas capital markets.

(1)	Statement of responsibility for internal control and the establishment of the internal control system (continued)

Work plan on establishing and improving the internal control system and implementation thereof

The Internal Control Manual (2017 Edition) comprises 22 categories, 56 operation process and sets out 1,566 control points and 186 authorization control indicators. The scope of control covers the major areas of the Company’s production, operations and development, as well as the key procedures of relevant business such as financial management, accounting and auditing, procurement of resources, product sales, capital expenditures, human resources and information management. The scope of control also includes reviewing the sufficiency of the Company’s resources of accounting, financial management and reporting functions as well as employee qualifications and experience and the adequacy of the training courses attended by the employees and the relevant budget.

In 2017, the Company conscientiously enforced the Internal Control Manual approved by the Board, and conducted self-assessment, walk-through test on procedures and integrated inspection on internal control in accordance with the relevant rules and regulations. PricewaterhouseCoopers Zhong Tian LLP, external auditor of the Company also reviewed the status of the Company’s internal control. The management of the Company considers that the internal control of the Company was effective during the Reporting Period.

Internal Control (continued)

(1)	Statement of responsibility for internal control and the establishment of the internal control system (continued)

Establishment of the department inspecting and supervising internal control

The Company has established an internal control task force, with the President and the Chief Financial Officer as its chief and deputy chief, respectively. As the leading organ of the Company’s overall internal control system, the guidance group is mainly responsible for approving interim amendments to the Internal Control Manual during the year, considering updates to the Internal Control Manual, reviewing the annual self-assessment report on internal control, handling and rectifying issues identified during an internal control inspection and reporting major issues to the Board for consideration and approval.

An internal control office was established under the internal control task force as the department in charge of internal control inspection and supervision. This office is responsible for directing or organizing daily inspections and evaluation, organizing annual comprehensive inspections and evaluation of the Company, organizing specific inspections and evaluation as needed, supervising and rectifying, drafting assessment proposals and reporting them to the internal control task force, and submitting regular reports on internal control inspection and supervision to the Audit Committee of the Board.

The Company has established an internal control supervisor working network consisting of 37 members. These internal control supervisors, representing their respective departments, and administrative heads of second-tier units, conduct internal control work and activities within their respective supervisory scope and functionally report to the internal control office of the Company.

(1)	Statement of responsibility for internal control and the establishment of the internal control system (continued)

The Board’s work arrangements for internal control

Control reports on the establishment of the internal control system of the Company and the findings of the implementation and inspection of the internal control on a regular basis. The Board also considers and publishes a self-assessment report on the internal control of the Company on an annual basis, and considers and approves the revised Internal Control Manual of the Company annually.

PricewaterhouseCoopers, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to the “Sarbanes-Oxley Act”. PricewaterhouseCoopers Zhong Tian LLP, the Company’s external auditor, issued an auditor’s report on internal control over financial reporting according to “Audit Guidelines for Enterprise Internal Control” in 2017.

Improvements in the internal control system in relation to financial audit

The Company took the lead for the assessment of the rules and regulations and fully assessed the compliance and effectiveness of each system. A total of 53 amendments were made, 11 systems were added and 1 system were abolished.

Deficiencies in internal control and the relevant rectification

The Company conducted a self-assessment on its internal control work in 2017. The results of the assessment are: no material deficiencies were detected in the design or implementation of the internal control of the Company from 1 January 2017 to 31 December 2017.

Internal Control (continued)

(2)	Disclosure of the self-assessment report on internal control

The Company has disclosed the self-assessment report of the Board on the Company’s internal control.

(3)	Auditor’s report on internal control

The Auditor’s report on internal control is disclosed or not: Disclosed

The Company has engaged PricewaterhouseCoopers Zhong Tian LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company for the year ended 31 December 2017 pursuant to the requirements of the Audit Guidelines for Enterprise Internal Control and an auditor’s report on internal control has been issued.

(4)	The Company’s establishment of an accountability system for major errors in the disclosure of information in annual reports

The Company’s Information Disclosure Management System (2017 Revised Version) sets out specific regulations for the accountability of major errors in the disclosure of information in its annual reports. During the Reporting Period, there were no major errors in the disclosure of information in the Company’s annual report, which required amendments to major accounting errors, supplements to material omission of information or amendments to results forecasts.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules)

The Company is committed to operating in compliance with corporate governance standards by implementing stringent corporate governance measures and enhancing accountability and transparency to deliver higher returns to shareholders. It is the Board’s belief that maintaining a good corporate governance system and a world-class governance model are essential in providing a framework for the Company to safeguard the interests of shareholders, enhance corporate value, formulate its business strategies and policies and to develop the Company into a competitive international petrochemical enterprise.

(1)	Corporate Governance Practices

The Company has applied the principles as set out in the Corporate Governance Code.

In the opinion of the Directors, throughout the Reporting Period, the Company has complied with all applicable code provisions set out in the Corporate Governance Code, except for the deviation from code provision A.2.1 which states that the roles of chairman and chief executive should be separate and should not be performed by the same individual, details of which are set out in the “Chairman and President” section in this report.

(2)	Securities Transactions by Directors and Supervisors

The Company has adopted the Model Code for Securities Transactions as set out in Appendix 10 to the Hong Kong Listing Rules.

Specific enquiry has been made of all the Directors and Supervisors and the Directors and Supervisors have confirmed that they have complied with the Model Code for Securities Transactions throughout the Reporting Period.

The Model Code for Securities Transactions is also applicable to the senior management of the Company who are in possession of unpublished price sensitive information of the Company. No incident of non-compliance of the Model Code for Securities Transactions by the senior management was noted by the Company.

(3)	Board of Directors

1.	Composition of the Board

The Board currently consists of 11 Directors, including 5 Executive Directors, 2 Non-executive Directors and 4 Independent Non-executive Directors, among whom there is one Chairman and one Vice-Chairman. Details of the current Board composition are as follows:

Executive Directors:

Wu Haijun, Chairman, President, Chairman of the Strategy Committee and member of the Nomination Committee

Gao Jinping, Vice Chairman and Vice President

Jin Qiang, Vice President

Guo Xiaojun, Vice President and member of the Strategy Committee

Zhou Meiyun, Vice President, Chief Financial Officer and member of the Remuneration and Appraisal Committee and the Strategy Committee

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

Non-executive Directors:

Lei Dianwu, member of the Strategy Committee

Mo Zhenglin, member of the Strategy Committee

Independent Non-executive Directors:

Zhang Yimin, Chairman of the Remuneration and Appraisal Committee and the Nomination Committee

Liu Yunhong, member of the Audit Committee

Du Weifeng, member of the Audit Committee, the Remuneration and Appraisal Committee and the Nomination Committee

Li Yuanqin, Chairman of the Audit Committee and member of the Strategy Committee

The biographical information of the Directors are set out in the section headed “Directors, Supervisors, Senior Management and Employees” on pages 21 to 39 of this annual report. None of the members of the Board is related to one another.

2.	Attendance Records of Directors

The Board meets at least once per quarter. In 2017, the Board held eight meetings. Most of the Directors entitled to attend the meetings had actively attended the eight meetings held this year in person or by alternates. Before each Board meeting, the joint company secretary would consult each Director on matters to be tabled at the Board meeting. Any matters so raised by the Directors would be included in the agenda of the Board meeting. During the Reporting Period, notices and draft agenda of Board meetings were sent to all Directors at least 14 days before the date of the meeting.

To facilitate the Directors in performing their duties effectively and obtaining relevant information to make informed decisions, the agenda of all meetings of the Board or Board committees, together with all relevant documents, are sent to each Board member or Board committee member at least five days before the date of the relevant meetings. The Directors may hold formal or informal meetings with the senior management before any Board meeting. The Directors and members of the Board committees have access to the papers and minutes of meetings of the Board or the Board committees.

The attendance record of each Director at the Board meetings and the general meetings of the Company held during the Reporting Period is set out in the table below:

			Annual	Extraordinary
	Board Meeting		General Meeting	General Meeting
	Attendance in	Attendance by	Attendance/	Attendance/
	Person/Number of	Alternate/Number	Number of	Number of
Name of Director	Meetings	of Meetings	Meetings	Meetings
Executive Directors:
Wu Haijun	8/8	—	1/1	0/1
Gao Jinping	6/8	2/8	1/1	1/1
Jin Qiang	7/8	1/8	0/1	1/1
Guo Xiaojun	8/8	—	1/1	1/1
Zhou Meiyun (1)	5/5	—	—	1/1
Wang Zhiqing (2)	7/7	—	1/1	0/1
Ye Guohua (3)	—	—	—	—
Non-executive Directors:
Lei Dianwu	5/8	3/8	0/1	0/1
Mo Zhenglin	5/8	3/8	0/1	1/1
Independent Non-executive Directors:
Zhang Yimin	7/8	1/8	1/1	0/1
Liu Yunhong	8/8	—	1/1	0/1
Du Weifeng	8/8	—	1/1	0/1
Li Yuanqin (4)	4/4	—	—	—
Choi Ting Ki (5)	3/3	—	1/1	—
Pan Fei (6)	1/1	—	—	—

(1)	Mr. Zhou Meiyun was appointed as Executive Director on 15 June 2017.
(2)	Mr. Wang Zhiqing resigned as Executive Director on 4 December 2017.
(3)	Mr. Ye Guohua resigned as Executive Director on 26 January 2017.
(4)	Ms. Li Yuanqin was appointed as Independent Non-executive Director on 2 August 2017.
(5)	Mr. Choi Ting Ki ceased as Independent Non-executive Director on 15 June 2017 upon expiry of his term of office.
(6)	Mr. Pan Fei was appointed as Independent Non-executive Director on 15 June 2017. He tendered his resignation as Independent Non-executive Director on 7 July 2017 and his resignation became effective on 2 August 2017.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

Apart from the abovementioned Board meetings, the Chairman also held 1 meeting with the Non-executive Directors (including Independent Non-executive Directors) without the presence of Executive Directors during the Reporting Period to discuss on the Board’s annual work plan and the implementation of such plans and to review the state of the Company’s productions and operations and its development prospects.

3.	Chairman and President (equivalent to Chief Executive)

The duties and responsibilities of the Chairman and the President are separated and the scope of their respective duties and responsibilities is set forth in the Articles of Association.

The Chairman of the Company is responsible for providing to all Directors all information concerning the performance of Board duties. He is also committed to improving the quality of the information and timeliness of the delivery of information to the Directors. The Chairman of the Company plays an important role in promoting good corporate governance within the Company. He is to lead the Board, encourage the Directors to carry out their duties in good faith with mutual support and close cooperation, and make an active contribution to the production, operations, reform and development of the Company. The President is accountable to the Board. With the authorization of the Board, the President shall have the power to fully manage the Company’s business, deal with all internal and external affairs of the Company including presiding over the management of the Company’s production and operations, developing basic rules and regulations of the Company, organizing and implementing the annual business plan and investment proposals of the Company etc.

Provision A.2.1 of the Corporate Governance Code stipulates that the roles of chairman and chief executive should be separate and should not be performed by the same individual.

During the Reporting Period, Mr. Wang Zhiqing served as the Chairman and the President (equivalent to chief executive officer) of the Company from 1 January 2017 to 3 December 2017. Following the resignation of Mr. Wang Zhiqing, Mr. Wu Haijun performed the duties of the Chairman from 4 December 2017 to 20 December 2017 and served as the Chairman and the President from 21 December 2017. Mr. Wang Zhiqing and Mr. Wu Haijun have extensive experience in the management of petrochemicals production. They are the most suitable candidates to serve both the positions of the Chairman and the President of the Company. For the time being, the Company has not been able to identify another person who is in possession of better or similar competency and talent as Mr. Wu Haijun to serve either of the above positions.

4.	Independent Non-executive Directors

During the Reporting Period, the Board at all times has four Independent Non-executive Directors representing one-third of the Board, meeting the requirements of the Hong Kong Listing Rules relating to the appointment of at least three Independent Non-executive Directors representing at least one-third of the Board with one of whom possessing appropriate professional qualifications, or accounting or related financial management expertise.

The Independent Non-executive Directors of the Company possess extensive experience as well as academic and professional qualifications in various areas that include management, accounting and finance thereby ensuring the Board’s ability to protect the interests of the Company’s shareholders as a whole. During the Reporting Period, the Independent Non-executive Directors contributed significantly in improving the Company’s corporate governance structure and protecting the interests of the Company’s minority shareholders.

The Company has received written annual confirmation from each of the Independent Non-executive Directors in respect of his independence in accordance with the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules. The Company considers all Independent Non-executive Directors independent.

5.	Appointment and Re-election of Directors

All of the Directors (including Non-executive Directors and Independent Non-executive Directors) are appointed for a specific term. According to the Articles of Association, Directors shall be elected by shareholders at a general meeting for a term of three years, and shall be eligible for re-election upon expiry of their term of office. However, the term of an Independent Non-executive Director may not exceed a total of six years.

6.	Responsibilities of the Directors

The Board is primarily responsible for formulating and supervising the strategic development of the Company: setting the objectives, strategies, policies and business plans of the Company, reviewing and monitoring the Company’s operations and financial performance directly and indirectly through its committees, as well as devising the appropriate risk management and internal control policies and systems, thereby ensuring the achievement of the Company’s strategic objectives.

All Directors, including Non-executive Directors and Independent Non-executive Directors, have brought a wide spectrum of valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning. The functions of the Non-executive Directors include participating in Board meetings to provide independent opinions, taking a lead at Board meetings where potential conflict of interests arises, serving as members of the Board committees when invited, scrutinizing the Company’s performance and providing a balance in the Board for bringing effective independent judgement on corporate actions and operations.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

All Directors have full and timely access to all the information of the Company and may, upon request, seek independent professional advice in appropriate circumstances, at the Company’s expenses for discharging their duties to the Company. When the Directors are required to give opinions on matters such as external guarantees, financing and connected transactions, the Company will appoint relevant independent professionals such as auditors, financial advisers and lawyers to provide independent opinions to help the Directors discharge their duties.

The Board reserves for its decision all major matters relating to policy matters, strategies and budgets, internal control and risk management, material transactions (in particular those that may involve conflict of interests), financial information, appointment of directors and other significant operational matters of the Company. Responsibilities relating to implementing decisions of the Board, directing and co-ordinating the daily operation and management of the Company are delegated to the management.

The Rules of Procedures for the Board, an annex to the Articles of Association, contains detailed provisions on the terms of reference, authorization, meeting policies and rules of discussion of the Board. The Company has also developed the Work Rules for the President which contains detailed provisions on the duties and responsibilities as well as the rules of procedure for the management.

The Directors shall disclose to the Company details of other offices held by them and the Board regularly reviews the contribution required from each Director to perform his responsibilities to the Company.

The Company has purchased Directors’ and officers’ liabilities insurance in respect of any possible legal action against its Directors and officers arising out of corporate activities.

7.	Continuous Professional Development of Directors

Directors shall keep abreast of regulatory developments and changes in order to effectively perform their responsibilities and to ensure that their contribution to the Board remains informed and relevant.

To ensure that the Directors adequately understand the operations and businesses of the Company, every newly-appointed Director will receive a comprehensive set of introductory materials after his/her appointment which includes an introduction to the Group’s business, the duties and responsibilities of a Director and other legal requirements. Relevant on-going professional training sessions will also be organized for newly-appointed Directors to help them fully understand the duties that a Director should fulfill as stipulated in the relevant requirements of the laws and regulations, including the Hong Kong Listing Rules, and to enable them to have a timely and comprehensive understanding of the operations of the Company.

In addition, all Non-executive Directors will receive updated information from the management regularly, including strategic plans, business reports and analyses on economic activities etc. with a view to assist them to perform their duties effectively.

All Directors should participate in continuous professional development to upgrade their expertise and skills and to refresh their knowledge to ensure that they perform their duties better in contributing to the Board. Each of the Directors has provided to the Company records of their participation in the relevant training in 2017. The Company has also committed to organizing training programs for its Directors. Internally-facilitated briefings for Directors would be arranged and reading material on relevant topics would be provided to Directors where appropriate.

During the Reporting Period, Mr. Wu Haijun participated in the training of leadership of enterprise safety applicable to refinery companies, endorsed by ISRS, an international safety rating system. Mr. Guo Xiaojun participated in training courses organized by the Company on major issues and case studies related to the operations of listed companies. Mr. Guo also participated in the 89th Session of qualification training for secretary to the board of directors organized by the Shanghai Stock Exchange and the 44th session of continuous professional development seminar for Associate Members organised by the Hong Kong Institute of Chartered Secretaries in 2017. Mr. Zhou Meiyun participated in the training course for senior financial staff of Sinopec Group. Mr. Mo Zhenglin read publications relating to securities and finance. Ms. Li Yuanqin participated in the 1st New Institutional Accounting Seminar organized by the School of Accounting of Shanghai University of Finance and Economics and also read articles on accounting.

(4)	Board Committees

The Board has established four committees, namely, the Audit Committee, the Remuneration and Appraisal Committee, the Nomination Committee and the Strategy Committee, for overseeing particular aspects of the Company’s affairs. All Board committees stipulate their terms of reference. The Rules of Procedures of the Board committees are posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company and are available to shareholders upon request. The Board committees submit minutes, resolutions and reports to the Board subsequent to their meetings in respect of the progress of work and results of discussion.

1.	The Remuneration and Appraisal Committee

(i)	Role and Functions of the Remuneration and Appraisal Committee

The principal duties of the Remuneration and Appraisal Committee are to formulate and review the remuneration policies and proposals for the Directors and senior management of the Company, set performance appraisal standards and conduct performance appraisals of the Directors and senior management of the Company, and establish transparent procedures for developing such remuneration policy and structure to ensure that no Director or any of his directly interested parties is involved in deciding his own remuneration.

The committee may seek advice from independent professionals if required in accordance with the applicable procedures at the expense of the Company.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

(ii)	Members of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee of the Board comprises one Executive Director and two Independent Non-executive Directors.

Members of the Remuneration and Appraisal Committee during the Reporting Period are as follows:

Chairman:	Zhang Yimin, Independent Non-executive Director

Members:	Du Weifeng, Independent Non-executive Director Zhou Meiyun, Executive Director (appointed on 15 June 2017) Ye Guohua, Executive Director (resigned on 26 January 2017)

Following the resignation of Mr. Ye Guohua as Executive Director on 26 January 2017, there were only two members in the Remuneration and Appraisal Committee until the appointment of Mr. Zhou Meiyun to the Remuneration and Appraisal Committee on 15 June 2017.

(iii)	Meetings of the Remuneration and Appraisal Committee

The Remuneration and Appraisal Committee convenes at least one meeting each year. In 2017, the Remuneration and Appraisal Committee held two meetings with a record of attendance as follows:

	Attendance in Person/	Attendance by Alternate/
Name of Director	Number of Meetings	Number of Meetings
Zhang Yimin	2/2	—
Du Weifeng	2/2	—
Zhou Meiyun	1/1	—
Ye Guohua	—	—

(iv)	Procedures and Basis for the Determination of Remuneration of Directors, Supervisors and Senior Management

The remuneration of Independent Non-executive Directors is determined in accordance with the “Remuneration System for Independent Directors” amended at the 2007 annual general meeting held in June 2008. The remuneration of other Directors, Staff Supervisors, External Supervisors and senior management is determined according to the “Remuneration System for Directors, Supervisors and Senior Management” passed at the 2002 annual general meeting held in June 2003. The remuneration of Independent Supervisors is determined in accordance with the “Remuneration Payment Method for Independent Supervisors” approved at the 2016 annual general meeting held in June 2017.

The Remuneration and Appraisal Committee reviews the implementation of the remuneration evaluation every year. It also appraises the annual performance of the Company’s Directors and senior management, and makes recommendations to the Board on their remuneration according to the results of the appraisal.

(v)	The Work of the Remuneration and Appraisal Committee during the Reporting Period

During the Reporting Period, the Remuneration and Appraisal Committee reviewed the remuneration policy of the Directors and conducted annual appraisals with the Directors and the senior management. The committee also reviewed the remuneration structure of the Directors, Supervisors and senior management, meeting the fulfillment of exercise conditions for the first exercisable period of share options as well as the adjustments to the number of share options outstanding due to job transfer.

2.	The Audit Committee

(i)	Role and Functions of the Audit Committee

The Audit Committee is principally responsible for advising the Board on the appointment, dismissal, remuneration and terms of engagement of external auditors, reviewing the effectiveness of the Company’s internal audit function, supervising the internal audit system and its implementation, reviewing the financial information of the Company and its disclosure including verifying the integrity of financial statements, annual reports and interim reports of the Company, reviewing the major opinions stated in the financial statements and reports of the Company, reviewing the financial control, internal control and risk management systems of the Company, reviewing arrangements to enable employees of the Company to raise concerns about possible improprieties in financial reporting, internal control or other matters of the Company and examining connected transactions of the Company.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

The establishment of the Audit Committee reflects the Company’s determination to improve the transparency of its financial reporting system and its financial arrangements. The Company pays close attention to the minutes and reports prepared by the Audit Committee. The committee may seek advice from independent professionals in accordance with the applicable procedures at the expense of the Company.

(ii)	Members of the Audit Committee

The Audit Committee of the Board comprises three Independent Non-executive Directors.

Members of the Audit Committee during the Reporting Period are as follows:

Chairman:	Li Yuanqin, Independent Non-executive Director (appointed on 2 August 2017) Pan Fei, Independent Non-executive Director (15 June 2017 to 1 August 2017) Choi Ting Ki, Independent Non-executive Director (ceased on 15 June 2017)

Members:	Liu Yunhong, Independent Non-executive Director Du Weifeng, Independent Non-executive Director

(iii)	Meetings of the Audit Committee

The Audit Committee convenes at least two meetings each year. In 2017, the Audit Committee held two meetings without the presence of the Executive Directors with a record of attendance as follows:

	Attendance in Person/	Attendance by Alternate/
Name of Director	Number of Meetings	Number of Meetings
Liu Yunhong	2/2	—
Du Weifeng	2/2	—
Li Yuanqin	1/1	—
Choi Ting Ki	1/1	—
Pan Fei	—	—

(iv)	The Work of the Audit Committee during the Reporting Period

During the Reporting Period, the Audit Committee reviewed the accounting principles and standards adopted by the Company, the interim and annual financial results and reports and significant issues on the financial reporting, operational and compliance controls, the effectiveness of the risk management and internal control systems, appointment of external auditors and relevant scope of works, continuing connected transactions of the Company.

3.	The Nomination Committee

(i)	Role and Functions of the Nomination Committee

The Nomination Committee is accountable to the Board, and is mainly responsible for reviewing the Board composition, making recommendations to the Board on the procedures and criteria for the selection and appointment of Directors and senior management of the Company and on their qualifications to hold office, and assessing the independence of Independent Non-executive Directors.

In assessing the Board composition, the Nomination Committee would take into account various aspects as well as factors concerning Board diversity as set out in the Company’s Board Diversity Policy, including but not limited to gender, age, cultural and educational background, professional qualifications, experience, skills, knowledge and length of service etc. The Nomination Committee would discuss and agree on measurable objectives for achieving diversity on the Board, where necessary, and recommend them to the Board for adoption.

In identifying and selecting suitable candidates for directorships, the Nomination Committee would consider the candidate’s character, qualifications, experience, independence and other relevant criteria necessary to complement the corporate strategy and achieve Board diversity, where appropriate, before making recommendation to the Board.

The Company provides adequate resources to the Nomination Committee for the performance of its duties. The committee may seek independent professional advice during the performance of its duties at the Company’s expense.

(ii)	Members of the Nomination Committee

The Nomination Committee of the Board comprised one Executive Director and two Independent Non-executive Directors.

Members of the Nomination Committee during the Reporting Period are as follows:

Chairman:	Zhang Yimin, Independent Non-executive Director

Members:	Du Weifeng, Independent Non-executive Director(since January 2016) Wu Haijun, Executive Director (appointed on 21 December 2017) Wang Zhiqing, Executive Director (resigned on 4 December 2017)

Following the resignation of Mr. Wang Zhiqing as Executive Director on 4 December 2017, there were only two members in the Nomination Committee until the appointment of Mr. Wu Haijun to be the member of Nomination Committee on 21 December 2017.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

(iii)	Meetings of the Nomination Committee

The Nomination Committee convenes at least one meeting each year. In 2017, the Nomination Committee held three meetings during the Reporting Period. The attendance record of the meetings of the Nomination Committee is set out in the table below:

	Attendance in Person/	Attendance by Alternate/
Name of Director	Number of Meetings	Number of Meetings
Zhang Yimin	2/3	1/3
Du Weifeng	3/3	—
Wu Haijun	—	—
Wang Zhiqing	2/2	—

(iv)	The Work of the Nomination Committee during the Reporting Period

During the Reporting Period, the Nomination Committee reviewed the structure and number of members and composition of the Board. The committee also nominated the candidates of the Ninth Session of the Board, Chairman, President, vice president and chief financial officer of the Company. It also assessed the independence of the Independent Non-executive Directors and considered that an appropriate balance of diversity perspectives of the Board is maintained and has not set any measurable objective implementing the Board diversity policy.

4.	The Strategy Committee

(i)	Role and Functions of the Strategy Committee

The major duties of the Strategy Committee are to conduct researches and give recommendations to the Board on major investment decisions, projects and major issues that affect the Company’s development, and to monitor the Company’s long-term development strategic plan.

(ii)	Members of the Strategy Committee

The Strategy Committee was established on 15 June 2017 with three Executive Directors, two Non-executive Directors and one Independent Non-executive Director.

Chairman:	Wu Haijun, Executive Director (appointed on 21 December 2017) Wang Zhiqing, Executive Director (resigned on 4 December 2017)

Members:

Guo Xiaojun, Executive Director

Zhou Meiyun, Executive Director

Lei Dianwu, Non-executive Director

Mo Zhenglin, Non-executive Director

Li Yuanqin, Independent Non-executive Director (appointed on 2 August 2017) Pan Fei, Independent Non-executive Director (resignation effective on 2 August 2017)

(iii)	Meetings of the Strategy Committee

In 2017, the Strategy Committee did not hold any meeting.

(iv)	The Work of the Strategy Committee during the Reporting Period

During the Reporting Period, after the establishment of the Strategy Committee, it actively monitored the Company’s long-term development strategy and major investment decisions, strengthened top-level management, focused on pollution control, enterprise reforms, and upgraded the quality and efficiency of production, and strived to break through the bottleneck of development.

5.	Corporate Governance Functions

The Board is responsible for performing the functions set out in code provision D.3.1 of the Corporate Governance Code.

The Board reviewed the Company’s corporate governance policies and practices, training and continuous professional development of Directors and senior management, the Company’s policies and practices on compliance with legal and regulatory requirements, the compliance of the Model Code for Securities Transactions, and the Company’s compliance with the Corporate Governance Code and disclosure in this Corporate Governance Report.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

6.	Supervisory Committee

The Company’s Eighth Session of the Supervisory Committee comprised five members, including two Employee Representative Supervisors, one External Supervisor and two Independent Supervisors as at 1 January 2017. During the Reporting Period, the Company’s Ninth Session of the Supervisory Committee was elected which comprised three Employee Representative Supervisors (one of who had served as Chairperson of the committee), two External Supervisors and two Independent Supervisors. Mr. Zhang Jianbo, Mr. Zuo Qiang and Mr. Li Xiaoxia were elected as Employee Representative Supervisors of the Ninth Session of the Supervisory Committee through the democratic election by the Company’s employee representative in June 2017. Mr. Zhai Yalin and Mr. Fan Qingyong were elected as External Supervisors, and Mr. Zheng Yunrui and Mr. Choi Ting Ki were elected as Independent Supervisors of the Company’s Ninth Session of the Supervisory Committee at the 2016 annual general meeting held on 15 June 2017. On the same day, Mr. Zhang Jianbo was elected as the Chairperson of the Supervisory Committee at the first meeting of the committee.

The Supervisors are appointed for a fixed term of office and the term of office of each Supervisor including those who have resigned during the Reporting Period are set out in the section headed “Directors, Supervisors, Senior Management and Employees” on pages 21 to 39 of this annual report.

On 11 July 2017, Mr. Zhang Jianbo resigned as Employee Representative Supervisor and Chairperson of the Supervisory Committee. On 20 October 2017, the staff association of the Company through democratic election procedure elected Mr. Ma Yanhui as Employee Representative Supervisor of the Company. Mr. Ma was elected as Chairperson of the Supervisory Committee at the third meeting of the Ninth Session of the Supervisory Committee held on 25 October 2017.

In 2017, the Supervisory Committee convened 5 meetings with a record of attendance as follows:

		Attendance in	Attendance by
		Person/Number of	Proxy/Number of
Name of Supervisor	Position	Meetings	Meetings
Zhang Jianbo	Employee Representative Supervisor and Chairperson	1/1	—
Ma Yanhui	Employee Representative Supervisor and Chairperson	1/1	—
Zuo Qiang	Employee Representative Supervisor	5/5	—
Li Xiaoxia	Employee Representative Supervisor	5/5	—
Zhai Yalin	External Supervisor	3/5	2/5
Fan Qingyong	External Supervisor	2/3	1/3
Zheng Yunrui	Independent Supervisor	4/5	1/5
Choi Ting Ki	Independent Supervisor	3/3	—
Pan Fei	Independent Supervisor	2/2	—

The Company’s Supervisory Committee established and refined the check-and-balance system of the Company and promoted and regulated the corporate governance structure in accordance with the relevant laws and regulations, including the Company Law of the PRC and the Code of Corporate Governance for Listed Companies of the PRC. The Supervisory Committee discharges its supervisory duties and exercises supervision over the management’s compliance with the relevant laws and regulations, including the Company Law and the Code of Corporate Governance for Listed Companies of the PRC. It also supervises the enforcement of the resolutions passed at general meetings and Board meetings, compliance with decision-making procedures and the implementation of the internal control system. The Supervisory Committee also examines the financial system and the financial situation of the Company in a conscientious manner, thereby ensuring the orderly operations of the Company and safeguarding shareholders’ interests.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

(5)	Risk Management and Internal Controls

The Board acknowledges its responsibility for the risk management and internal control systems and reviewing their effectiveness. Such systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and can only provide reasonable and not absolute assurance against material misstatement or loss.

The Board ensures that risk management and internal control systems of the Company are sound and effective to safeguard the shareholders’ interests and its assets. The Board has the overall responsibility for evaluating and determining the nature and extent of the risks it is willing to take in achieving the Company’s strategic objectives, and establishing and maintaining appropriate and effective risk management and internal control systems.

The Audit Committee assists the Board in leading the management and overseeing their design, implementation and monitoring of the risk management and internal control systems.

The Company has developed and adopted various internal control and risk management procedures and guidelines including the Internal Control Manual, the SINOPEC Comprehensive Risk Management Procedures and SINOPEC Comprehensive Risk Management Implementation Programme with defined authority for implementation by key business processes and office functions, including project management, sales, financial reporting, human resources and information technology.

All divisions conducted internal control assessment regularly to identify risks that potentially impact the business of the Group and various aspects including key operational and financial processes, regulatory compliance and information security.

The management, in coordination with division heads, assessed the likelihood of risk occurrence, provided treatment plans, monitored the risk management progress, and reported to the Audit Committee and the Board on all findings and the effectiveness of the systems.

The Internal Audit Department is responsible for performing independent review of the adequacy and effectiveness of the risk management and internal control systems. The Internal Audit Department examined key issues in relation to the accounting practices and all material controls and provided its findings and recommendations for improvement to the Audit Committee. The Company has engaged PricewaterhouseCoopers Zhong Tian LLP to conduct an audit on the effectiveness of the internal control over financial reporting of the Company according to the guidelines set out in the Audit Guidelines for Enterprise Internal Control (the “Guidelines”) and the Report on Internal Control over Financial Reporting was issued pursuant to the Guidelines.

The Company has developed its disclosure policy which provides a general guide to the Company’s Directors, officers, senior management and relevant employees in handling confidential information, monitoring information disclosure and responding to enquiries. The Company has in place a “System for the Registration and Management of Inside Information” and an “Information Disclosure Management System” which were regularly reviewed by the Board to administer the registration and management of persons with access to the Company’s insider information including but not limited to the Directors, supervisors and senior management, strengthen the confidentially of the flow of inside information, monitoring information disclosure to safeguard the leakage of inside information and responding to enquiries. Control procedures have been implemented to ensure that unauthorized access and use of inside information are strictly prohibited.

1.	Implementation of Internal control

Internal control task force is the leading unit of the internal control work of the Company with the President and the Chief Financial Officer as chief and deputy chief, respectively, and an internal control office was established under the task force. It is responsible for organizing and coordinating the establishment, implementation and daily operation of internal control, as well as the submission of work reports on the inspection and supervision of internal control to the Audit Committee on a regular basis. A supervisory working network consisting of special personnel of each department (unit) responsible for internal control function was established within the Company. The internal control supervisors, on behalf of their own departments, and administrative heads each carry out internal control work within their own scope.

Since the implementation of the internal control system of the Company in 2004, the Company has strictly complied with the requirements of internal control regulations of the CSRC. Combined with corporate management and internal controls the Internal Control Manual was reviewed annually so as to improve the internal control business process, specifying responsibilities of different departments and positions in charge of the respective control processes, and urge staff to perform internal control responsibility. The 2017 version of the Internal Control Manual specifies 22 categories, 56 processes and a total of 1,566 control points.

In 2011, the Company launched an internal control management information system and built a dynamic validation and correction system of system data to continuously improve the internal control management information system annually. At the same time, the internal control office actively guides the respective departments responsible for different processes and the secondary units for the online management of internal control and gradually enforces online enquiry and online quarterly testing under the Internal Control Manual.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

2.	Implementation of comprehensive risk management

In 2011, the Company set up a comprehensive risk management task force with key heads of the Company as leaders. The task force has set up an office in the Corporate Management Department of the Company and functions as the daily risk managing organ of the Company.

In 2013, based on the then “Integrated Management System” and other professional management systems, the Company extensively carried out risk management status research, arranged and analysed existing issues and learnt from the successful experience and typical practices of domestic and overseas advanced enterprises and prepared the SINOPEC Comprehensive Risk Management Procedures, which are included in the Integrated Management System. The risk management procedures specify five basic processes of comprehensive risk management, namely risk information collection, risk evaluation, risk response, monitoring and warning, and supervisory assessment and improvement. Through risk identification and assessment, the Company conducts analysis of the effectiveness of the existing internal control system and professional management and creates foundation system of the Company for the establishment of the risk warning system and risk response strategy and measures.

In 2016, the Company developed the SINOPEC Comprehensive Risk Management Implementation Programme according to control capability, management strength and company management conditions, and standardized assessment methods and standards. The Company launched resources management, interest rate and Forex rate special risk identification, and evaluation work to enhance the comprehensive risk management of the Company.

Pursuant to the planning and requirements of State-Owned Assets Supervision and Administration Commission of the State Council, the Company is focusing on its goal of establishing a refining and petrochemical enterprise which is “Leading domestically, First-class globally”. The Company vigorously implements annual risk assessment work, organizes some of the Company’s leaders, key department heads to participate in the material and significant online risk identification evaluation to start and perform comprehensive risk management of the Company to provide foundation for the establishment of the risk warning system and risk response strategy and measures. On the basis of the revised Internal Control Manual, the Company organized the persons in charge of the business process to comprehensively identify, analyse and assess material and significant tier 3 risks and attend to tier 4 risks. The Company has preliminary set up the “SINOPEC Risk Database” and improved the key information maintenance of “Risk Level Rating” and “Risk Response Measures” in the system.

The Company set up a comprehensive risk management office which is responsible for organizing the collection of company, domestic and foreign industry risk information. It sorts out, analyzes and summarizes, forms a risk list, and regularly completes and updates the risk list. The Company set up an internal control office to establish risk assessment work standards, procedures and management rules, formulate company risk assessment plans, and organize risk assessment task.

Through the implementation of effective supervision and evaluation and improved supervision, the Company effectively promotes the Company’s overall risk management, and forms a closed-loop management mechanism for self-improvement and continuous optimization. Internal supervision of the Company is divided into daily supervision and special supervision. Daily supervision refers to the routine and continuous supervision and inspection of the Company’s establishment and implementation of internal control; special supervision refers to the situation where the Company undergoes major adjustments or changes in its development strategy, organizational structure, business activities, business processes, and key positions, there will be a targeted supervision and inspection of one or more aspects of internal control. The scope and frequency of special supervision depends on the impact of the risk and the effectiveness of the control.

The Company has established a comprehensive internal inspection and evaluation mechanism, designating internal audit as the Company’s responsible division to supervise and improve risk management, and the audit department is responsible for the independent supervision and evaluation of the setting up of the risk management system and the effectiveness of implementation, reporting according to prescribed procedures and monitoring the progress. The Board is responsible for the supervision of the Company’s internal control evaluation work, identifies the Company’s major internal control deficiencies, reviews the relevant rectification measures and oversees the management in the implementation of the measures, reviews and approves the internal control evaluation report. The Supervisory Committee supervises the Board’s establishment and implementation of internal control.

The management has reported to the Board and the Audit Committee on the effectiveness of the risk management and internal control systems for the Reporting Period. The Board, as supported by the Audit Committee as well as the management report on the internal audit findings, reviewed the risk management and internal control systems, including the financial, operational and compliance controls, for the Reporting Period, and considered that such systems are effective and adequate. The annual review also covered the financial reporting and internal audit function and staff qualifications, experiences and relevant resources.

For further details of the risk management and internal controls of the Company, please refer to the section headed “Internal Control” on pages 44 to 48 of this annual report.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

(6)	Directors’ Responsibilities in relation to the Financial Statements

The Directors acknowledge their responsibilities for preparing the financial statements of the Company for the year ended 31 December 2017.

The Directors are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company’s ability to continue as a going concern.

All Directors regularly receive comprehensive reports from the management covering strategic proposals, operations updates, financial objectives, plans and initiatives. The Board presents a balanced, clear and understandable assessment of the affairs and prospects of the Group in the Company’s annual and interim reports, announcements relating to inside information and other financial disclosures as required under the Hong Kong Listing Rules.

During the Reporting Period, the management provided to members of the Board on monthly basis information on the Company’s production and financial analysis, as well as Xinjinshan Post (《新金山報》), a newspaper published by the Company that covers recent developments in the Company’s production and operations. In addition, external Directors including Independent Non-executive Directors were also able to learn about the latest updates on the Company’s business and information disclosure on the Company’s website on a timely manner.

The statements of the independent auditor of the Company – both international auditor and domestic auditor about their reporting responsibilities on the financial statements are set out in the respective Report of the International Auditor and Report of the PRC Auditor on pages 145 to 149 and pages 243 to 247, respectively of this annual report.

(7)	Auditors’ Remuneration

An analysis of the remuneration paid to the external auditors of the Company, Messrs. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, in respect of audit services and non-audit services for the Reporting Period is set out in the table below:

Auditor	Service Category	Fees Paid/Payable
PricewaterhouseCoopers	– Audit services	RMB	3,000,000
	– Non-audit services	RMB	0
PricewaterhouseCoopers Zhong Tian LLP	– Audit services	RMB	4,800,000
	– Non-audit services	RMB	150,000

(8)	Company Secretary

Mr. Zhang Jianbo resigned as joint company secretary on 27 April 2017 and Mr. Guo Xiaojun, secretary of the Board, was appointed as joint company secretary on 15 June 2017. Ms. Siy Ling Lung of Tricor Services Limited, external service provider, was appointed as joint company secretary in place of Ms. Ng Sin Yee, Clare following Ms. Ng’s resignation as joint company secretary on 26 October 2017. Ms. Siy’s primary contact person in the Company is Mr. Guo Xiaojun.

All Directors have access to the advice and services of the joint company secretaries on corporate governance and board practices and matters.

(9)	Shareholders’ Rights

The Company engages shareholders through various communication channels and the “Work System of Investor Relations” is in place to ensure that shareholders’ views and concerns are appropriately addressed.

To safeguard shareholder interests and rights, separate resolution should be proposed for each substantially separate issue at general meetings, including the election of individual Director. All resolutions put forward at general meetings will be voted on by poll and poll results will be posted on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company after each general meeting.

The rights of shareholders holding ordinary shares of the Company are also set out in the Articles of Association. Upon written requests of the shareholders and verification of their identities and shareholding by the Company, they will be allowed to access to relevant information as permitted by law, administrative regulations and the Articles of Association.

1.	Convening an Extraordinary General Meeting

Pursuant to Article 63(3) of the Articles of Association, the Board shall convene an extraordinary general meeting within two months upon written requisition by the shareholders individually or jointly holding ten per cent. (10%) or more of the issued and outstanding voting shares of the Company.

2.	Putting Forward Proposals at General Meeting

Pursuant to Article 65 of the Articles of Association, when the Company convenes a shareholders’ general meeting, the Board, the Supervisory Committee and shareholders who individually or jointly hold shares with three per cent. (3%) or more of the total voting rights of the Company shall have the right to move motions in writing for shareholders’ meetings. Shareholders who individually or jointly hold three per cent. (3%) or more of the shares of the Company may propose and submit in writing an extraordinary motion to the convener ten (10) days prior to the convening of the shareholders’ general meeting. The convener shall issue a supplementary notice of the shareholders’ general meeting within two (2) days upon receipt of such motion and shall make an announcement on the content of the extraordinary motion.

Corporate Governance Report

(Prepared in accordance with the Hong Kong Listing Rules) (continued)

3.	Putting Forward Enquiries to the Board

For putting forward any enquiries to the Board of the Company, shareholders may send written enquiries to the Company. The Company will not normally deal with verbal or anonymous enquiries.

4.	Contact Details

Shareholders may send their enquiries or requests as mentioned above to the Company’s registered address as follows:

48 Jinyi Road

Jinshan District

Shanghai

The People’s Republic of China

For the attention of Mr. Guo Xiaojun, Secretary to the Board

For the avoidance of doubt, shareholder(s) must deposit and send the original duly signed written requisition, notice or statement, or enquiry (as the case may be) to the above address and provide their full name, contact details and identification in order to give effect thereto. Shareholders’ information may be disclosed as required by law.

(10)	Investor Relations

The Company considers that effective communication with shareholders is essential for enhancing investor relations and investors’ understanding of the Group’s business performance and strategies. The Company maintains communications with its shareholders. The Company’s major communication channels include annual general meeting, other general meetings, the Company’s website, email, fax and telephone numbers of the Secretary Office of the Board. Through the above communication channels, shareholders may adequately express their opinions or exercise their rights.

The Company is committed to enhancing its relationship with investors. The Chairman presides over and participates in major investor relations activities (including general meetings, results presentations, press conferences, significant events and roadshows, important domestic and overseas capital market conferences and major financial media interviews, etc.) and maintains contact with shareholders to ensure that the views of the shareholders can be conveyed to the entire Board.

During the Reporting Period, the Company continued to strengthen the management of investor relations, implement in good faith the “Work System of Investor Relations”, engage in active interaction and communications with investors and submit investors’ opinions and suggestions to the Company’s management in a timely manner.

In principle, the Company convenes results briefings every six months after the release of its annual and interim results. In 2017, the Company held two large-scale results briefings and press conferences in Hong Kong while several “one-to-one” meetings were held within and outside China. The Company has also welcomed hundreds of domestic and foreign investors to its headquarters, and replied to telephone queries and letters from investors, intermediaries and fund managers. In addition, the Directors and senior management also actively attended capital market meetings organized by securities research companies and investment banks.

The information on the Company’s website is updated regularly to keep the investors and the public informed of the Company’s latest developments.

During the Reporting Period, the Company has amended its Articles of Association at the first extraordinary general meeting in 2017 held on 2 August 2017. Details of the amendments are set out in the circular dated 29 June 2017 to the shareholders. An up to date version of the Company’s Articles of Association is also available on the websites of the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the Company.

Report of the Directors

Section I Business Overview

1.	Description of the principal business, operating model and industry in which the Company operated during the Reporting Period

Located at Jinshanwei in the southwest of Shanghai, the Company is a highly integrated petrochemical enterprise which mainly processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products. The Company sells most of its products within the PRC domestic market and derives most of its revenues from customers in Eastern China, one of the fastest growing regions in the PRC.

The Company’s rapid development is supported by the ever-increasing demand in the PRC for petrochemical products. Relying on the competitive advantage of its high degree of integration, the Company is optimizing its product mix, improving the quality and variety of its existing products, upgrading technology and increasing the capacity of its key upstream plants.

For details on the industry in which the Company operates its business, please refer to Section III of this chapter “Analysis on Operational Information of the Chemical Industry”.

2.	Analysis of core competitiveness during the Reporting Period

As one of the largest integrated petrochemical enterprises in China with an integrated refinery and petrochemical capacity, the Company possesses competitive business scale and strength, which have made it a major manufacturer of refined oil, intermediate petrochemical products, synthetic resins and synthetic fibres. It also has self-owned utilities and environmental protection systems, as well as sea transport, inland shipping, rail transport and road transport ancillary facilities.

The Company’s major competitive advantages include quality, geographical location and its vertically integrated production. The Company has over 40 years of petrochemical production and management experience, and has accumulated extensive resources in the petrochemical industry, which has garnered multiple quality product awards from the central and local governments. Located at the core region of Yangtze River Delta, the most economically active region in China with a strong demand for petrochemical products, the Company built a comprehensive logistics system and supporting facilities to tap its geographic proximity with most of its clients and the convenient coastal and inland shipping. This gave it a competitive edge in terms of transportation costs and timely delivery. The Company has leveraged its advantages in integrated refinery and petrochemical capacity to actively strengthen product structure, while continuously improving products quality and variety. It has also improved production technology and boosted capacity of key upstream equipment to maximize the use and the efficiency in the utilisation of its corporate resources, and is therefore able to achieve strong and sustainable development.

Section II Management Discussion and Analysis

(1)	Management Discussion and Analysis

(Unless otherwise specified, the financial information included in this “Management’s Discussion and Analysis” section has been extracted from the financial statements prepared under IFRS.)

1.	General - Review of the Company’s operations during the Reporting Period

In 2017, the world economy had shown strong recovery with accelerated growth of developed economies and overall growth rally of emerging and developing economies. Price of global commodity had steadily risen and international trade had picked up growth. The world economy has grown at a higher rate than in 2016. China had pushed forward supply-side structural reform to continue to release economic vitality, power and potential, which achieved national economy in stable state with good momentum and annual GDP (gross domestic product) growth of 6.9% that was better than expectation. China’s petrochemical industry was operated in stable trend with good momentum with basically steady production, overall stable market demands, risen product price and improved industrial efficiency.

In 2017, centered on overall efficiency and profits of the Company, the Group made great efforts to seize the favorable market situation and actively carried out safety and environmental protection, optimizing operation, market development and cost reduction, which achieved good results in production and operation and created a high level of economic benefits in history.

Report of the Directors (continued)

(i)	Continuously tamping the foundation of production and operation

In 2017, the Group continued to strengthen HSE management, made clear responsibilities of production safety for correspondent parties, carried out risk identification and control and activity “I Make Diagnosis for Safety”, as well as continuously developed hidden danger troubleshooting activities in different ways and made rectification. In addition, it intensified the source control of environmental protection, developed source control pilot work of oily sewage and continued to promote the comprehensive environmental remediation of Jinshan area. Paying special attention to the equipment maintenance, the overhaul centered on 3# atmospheric and vacuum series and reconstruction of ethylene old area was the first large-scale centralized repair and transformation for oil refining, chemical engineering and downstream process units after sixth phase project. With careful arrangement, the Company was able to overcome troubles of high pressure on safety and environmental protection, large overhaul volume and overhaul difficulty and difficulty in balancing materials, enhanced process management and smoothly completed overhaul and realized normal establishment and stable operation. It strengthened production and operation management, intensified non-plan shutdown management and examination and enhanced maintenance management of key unit equipment, in which the frequency and duration of annual non-plan shutdown of main production facilities had separately declined by 14.29% and 62.73% than in last year. In 80 main technical and economic indicators under the corporate monitoring, 32 indicators were better than in last year with year-on-year progress rate of 40.00%; and 22 indicators reached advanced level of the industry with industry advanced rate of 27.50%.

In 2017, the Group operated facilities smoothly. Basically flat processing volume of crude oil and less processing business made increasing amount of product and commodity of the Group with total volume of commodities of 13,717.5 thousand tons, increasing 6.91% than in last year. Compared with last year, the Group processed 14,352.8 thousand tons of crude oil in 2017 (including 1,605.6 thousand tons of processing on given materials) with slight increase of 0.35%. In 2017, the Group’s turnover was RMB92,013 million with a increase of 18.13% over the previous year. The product sales rate was 99.80% and the loan return rate was 100%. The product continued to keep high-quality.

(ii)	Improvement in petroleum and petrochemical market and product price rising

In 2017, domestic petroleum and petrochemical market benefited from the overall price increase in commodity prices and improvement of supply and demand due to increased environmental protection supervision. The industry condition greatly improved, with increased price of petrochemical products and rebounded income and profit growth of the industry. As of 31 December 2017, weighted average prices (excluding tax) of synthetic fibre, resins and plastics, intermediate petrochemicals and petroleum products of the Group increased by 26.60%, 10.84%, 20.97% and 18.39% respectively than in last year.

(iii)	International crude oil prices showed an upward trend despite the fluctuations, while the annual average oil price increased, and the volume of refined crude oil has remained the same

In 2017, international crude oil prices showed a V-shaped trend. In the first half year, see-sawing between OPEC-led production reduction plan and increasing production of American crude oil led the fluctuation of crude oil prices. A series of geopolitical conflicts in the Middle East and North Africa had briefly supported oil price, but concerns on unmitigated global oversupply situation initiated a strong bearish mood, which caused oil price fell to the bottom at the end of June; in the last half year, the fundamentals of crude oil market showed tighter signs. As the global oil demand rose, a series of factors have caused the decline in global oil supply, such as the hurricane landing in the United States, closure of a series of pipelines in North Sea and Libya, as well as geopolitical tensions in Middle East. The scheduled extension of production reduction agreements of major oil-producing countries up to the end of 2018 also curbed supply and contributed to the increase in oil price. By the end of 2017, Brent crude oil prices rose by 17.67% over 2016, and American West Texas Intermediate (WTI) crude oil prices rose by 12.47% over 2016. The average price of WTI crude oil on American Commodities Exchange in 2017 was 50.92 US dollars per barrel, increasing 17.44% from 43.36 US dollars per barrel in 2016. Average price of Brent crude oil on the Intercontinental Exchange was 54.79 US dollars per barrel, increasing 22.99% from 44.55 US dollars per barrel in 2016. Average price of Dubai crude oil was 53.45 US dollars per barrel, increasing 27.47% from 41.93 US dollars per barrel in 2016.

As of 31 December 2017, the Group totally processed 14,352,800 tons of crude oil (including 1,605,600 tons of processing on given materials), increasing 50 thousand tons than in last year with slightly increase of 0.35%. In 2017, the average unit cost of processing crude oil (proprietary part) by the Group was RMB2,581.35 per ton (RMB1,979.58/ton in 2016) with an increase of 30.40%. The total costs for crude oil processing of the Group in 2017 was RMB32,904 million with an increase of 41.89% than RMB23,190 million in last year, which accounted for 45.45% of the total sales cost.

Report of the Directors (continued)

(iv)	Continuous optimization of operation and cost reduction

In 2017, the Group continued to optimize its production and operation, and costs reduction to strive to expand its margin. It tracked and studied the trend of international crude oil price, accurately grasped the pace of crude oil procurement, controlled reasonable crude oil inventory, strengthened storage and transportation management of crude oil and reduced the cost of crude oil. Also, it actively strived for the optimal allocation of refined oil, optimized gasoline blending by measures of optimization and adjustment of catalytic device operation and outsourcing processing of low octane components to try to improve the gasoline production and high-grade gasoline ratio. The annual gasoline production was 3,166.1 thousand tons with a year-on-year increase of 9.98%, including high-grade gasoline ratio of 28.96% and diesel to gasoline ratio of 1.22, which declined 0.13 than in 2016. It continued to adhere to the dynamic optimization mechanism, focused on optimization of ethylene, reforming residual oil hydrogenation and raw materials of hydro cracking unit as well as adjusted unit operation and product structure. The Group optimized the hydrogen system and reduced costs of hydrogen using and hydrogen production. It continued to optimize the inventory structure with RMB8,135.5 thousand of annual “changing generation for utilization” of overstock materials. In addition, it actively carried out “storage in supplier” to gradually establish a cooperative mechanism with suppliers with RMB73.68 million of reserves scale in suppliers. It continued to carry out activities of cost target management among all staff for strict control of all key costs.

(v)	Further progress made in energy conservation and emission reduction

In 2017, the Group continued to implement various energy conservation and emission reduction measures in accordance with relevant requirements of the state for energy conservation and emission reduction, and fully completed the energy conservation and emission reduction targets issued by the government. In 2017, the accumulated comprehensive energy consumption of the Company was 6,905 thousand tons of standard coal and the comprehensive energy consumption of ten-thousand-Yuan output value was 0.769 tons of standard coal (unchanged price in 2010), which decreased by 1.03% than 0.777 tons of standard coal/ten thousand Yuan in last year. Compared with the last year, the annual COD emissions decreased by 4.06%, ammonia nitrogen emissions by 1.97%, sulfur dioxide emissions by 22.97%, nitrogen oxide emissions by 17.66% and volatile organic compounds VOCs emissions by 16.87%. The control rate of wastewater excretion and controlled exhaust gas excretion reached 100% and the proper disposal rate of hazardous waste was also 100%. The average thermal efficiency of heating furnace was 92.54%, up 0.14 percentage points compared to the last year.

(vi)	Enhancing market development and service

In 2017, the Group made great efforts to promote technology research and development for new products, industrial development and high-volume production and market development for high value-added product, and constantly expanded the application range of PE pipeline materials, polyester and acrylic fibre products to expand sales volume. The production and marketing of carbon fibre was remarkable; the production of precursor was basically up to the standard; and the carbon fibre sheet realized the first large-area application in infrastructure field (overpass reinforcement project). The continuous sucker rod made of carbon fibre was used in 106 wells in Shengli Oilfield with 120,000 meters of carbon rod used. All technical indices reached the international advanced level, which initially achieved the phased target of wide-range application. It actively explored foreign markets of plastic and chemical fibre products. For the first time, the Group exported 45 tons of pipe black material to New Zealand and sold 200 tons of raw liquid dyed acrylic fibre to Syria. It also exported 1,119 tons of acrylic fibre products to India, Iran and Vietnam successfully; and 57.9 thousand tons of polyester chips, polyester staple fibre to Indonesia, Malaysia and other countries. With the purpose of “winning market with services and creating values with services”, the Group expanded “accreditation project of technician” from plastic and polyester products to acrylic products. The Group further optimized the service mechanism of production, marketing and research, speeded up the development of new products, improved the sales of new products, and constantly improved the Company’s innovation ability and competitiveness. The annual output of new products was 260,600 tons, with 23.21% of high value-added chemical fibre products. Focused on development of high value-added refining new product, it completed No. 30 asphalt test and produced 21.6 thousand tons of hot-laid asphalt regenerant.

Report of the Directors (continued)

(vii)	Steady implementation of project construction, R&D and IT projects

In 2017, the Group further improved the 13th Five-Year Plan for the corporate development, which specified development priorities on seven aspects, such as integration of deepening and refining, promotion of green and low-carbon application of energy, chemical transformation and “digitalization and industrialization”, etc. It continued to promote the 300-thousand-ton/year alkylation project and ultra low emissions and energy saving renovation project of cogeneration unit. It completed projects of transformation of exhaust emission to reach the standard of 2#/3#/4# sulfur unit, transformation of low-nitrogen combustion of 2# olefin cracking furnace in olefin part, and transformation of ultra low emission of 1#/2#/6# furnaces. It also completed projects of closed rectification of fuel assembly yard in thermoelectric department and hidden danger management of oil pipelines from Shanghai Petrochemical to Chenshan product pipeline. The investment completed in the whole year was RMB1,417 million. It accelerated the implementation of completed technology development of PAN(Polyacrylonitril)-based carbon fibre, RLG(catalytic hydrogenation of diesel conversion) technology development and industrial application test and other scientific research projects for LCO(light cycle oil) hydro cracking production of high-octane rating gasoline components. It took in-depth implementation of “digitalization and industrialization”, in which operation and management system, the development of customer service information system, maintenance charge management system of oil refining plate and construction of advanced control system of 1# ethylene glycol unit had passed acceptance. The Group had promoted the construction of intelligent plant. Three projects, including three-dimensional training of large units, intelligent material management and optimization of aromatic hydrocarbon joint device, had passed evaluation. The Ministry of Industry and Information Technology of PRC had chosen the Company as the demonstration enterprise for outstanding work on “digitalization and industrialization” integration.

(viii)	Further enhancement of corporate management

In 2017, the Group actively carried out work of corporate governance structure, scientific and technological system and improvement of talent development mechanism. It launched optimization and adjustment of organizations, developed pilots of simplified and efficient management mode in chemical department as well as completed work in the first stage of corporate centralized water management. The number of middle-level organizations of the Company declined to 39 from 44. It continued to improve the performance appraisal system to promote management optimization and performance improvement. It transformed in pilot of three talent systems, including completing talent development system of position and ability, completing performance appraisal system of employee and expanding flexible channels and methods for talent introduction.

As of 31 December, 2017, the Group had 727 people of net attrition (including voluntary separations and retirees), accounting for 6.56% of total 11,088 staff registered at the beginning of the year.

2.	Accounting judgements and estimates

The Group’s financial conditions and the results of its operations are susceptible to accounting methods, assumptions and estimates applied in preparing the financial statements. Such assumptions and estimates are based on the historical experience of the management of the Group and on various other assumptions that the management believes to be reasonable, and form the basis for the management to make judgements about matters that cannot be confirmed by other sources. On an on-going basis, the management evaluates its estimates. Actual results may differ from those estimates as the actual circumstances, environment and conditions change.

The selection of accounting policies, judgements and other uncertainties in the course of applying of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The principal accounting policies are set forth in the financial statements. The Company’s management believes that the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

(i)	Impairments for long-term assets

Assets that have an indefinite useful life must be evaluated annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recovered. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of sales or usable value. In determining the usable value, expected cash flows generated by the asset or the asset group are discounted to their present value. The management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sales amount, sales price and operating costs.

Report of the Directors (continued)

(ii)	Depreciation

Property, plant and equipment depreciate on a straight-line basis over the estimated useful lives of the assets after taking into account the estimated residual value. The management reviews the estimated useful lives of the assets on a regular basis in order to determine the amount of depreciation expenses to be recorded during each Reporting Period. The estimated useful lives are based on the Group’s historical experience with similar assets, taking into account the anticipated technological changes. The depreciation expenses for future periods will be adjusted if there are significant changes from previous estimates.

(iii)	Allowance for diminution in value of inventories

If the costs of inventories exceed their net realizable values, an allowance for diminution in value of inventories is recognized. Net realizable value represents the estimated sales price in the ordinary course of business, less the estimated costs of production and the estimated costs necessary to complete the sale. The management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical operating costs. If the actual sales prices are lower or the costs of production are higher than the estimation, the actual allowance for diminution in value of inventories will be higher than the estimation.

(iv)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax position is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Deferred tax assets are recognized in respect of temporary deductible differences and the carrying forward of unused tax losses. Management recognizes deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realized or utilized. At the end of each Reporting Period, the management assesses whether previously unrecognized deferred tax assets should be recognized. The Group recognizes a previously unrecognized deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilized. In addition, management assesses the carrying amount of deferred tax assets that are recognized at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilized.

In making the assessment of whether it is probable the Group will realize or utilize the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilize the deferred tax assets recognized at 31 December 2017, the Group would need to generate future taxable income of at least RMB477 million. Based on the estimated forecast and historical experience, the management believes that it is probable that the Group will generate sufficient taxable income before the unused tax losses expire.

3.	Comparison and analysis of results of the Company’s operations (Prepared under IFRS)

3.1	Summary

The following table sets forth the Group’s sales volumes and net sales (net of sales taxes and surcharges) for the years indicated:

	For the years ended 31 December
	2017			2016			2015
	Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)%		Sales volume (’000 tons)	Net sales (RMB million)	%l
Synthetic fibres	172.6	2,005.3	2.5	202.1	1,855.5	2.8	222.2	2,328.2	3.5
Resins and plastics	1,262.4	10,218.4	12.9	1,341.7	9,797.6	14.9	1,316.0	9,992.2	14.9
Intermediate Petrochemical products	1,938.5	10,070.2	12.7	2,055.7	8,827.6	13.4	2,162.1	9,332.0	13.9
Petroleum products	9,233.5	32,400.6	40.9	8,097.9	24,002.6	36.4	9,268.9	30,802.0	45.9
Trading of petrochemical products	—	23,697.3	29.9	—	20,585.4	31.2	—	13,718.2	20.5
Others	—	826.5	1.1	—	867.8	1.3	—	864.6	1.3

Total	12,607.0	79,218.3	100.0	11,697.4	65,936.5	100.0	12,969.2	67,037.2	100.0

Report of the Directors (continued)

The following table sets forth a summary of the Group’s consolidated income statement for the years indicated (prepared under IFRS):

	For the years ended 31 December
	2017		2016		2015
	RMB million	% of net sales	RMB million	% of net sales	RMB million	% of net sales
Synthetic fibres
Net sales	2,005.3	2.5	1,855.5	2.8	2,328.2	3.5
Cost of sales and expenses	(2,480.6)	(3.1)	(2,464.4)	(3.7)	(2,684.6)	(4.0)

Segment (loss) from operations	(475.3)	(0.6)	(608.9)	(0.9)	(356.4)	(0.5)

Resins and plastics
Net sales	10,218.4	12.9	9,797.6	14.9	9,992.2	14.9
Cost of sales and expenses	(8,862.5)	(11.2)	(8,160.0)	(12.4)	(8,773.6)	(13.1)

Segment profit from operations	1,355.9	1.7	1,637.6	2.5	1,218.6	1.8

Intermediate petrochemicals products
Net sales	10,070.2	12.7	8,827.6	13.4	9,332.0	13.9
Cost of sales and expenses	(7,864.1)	(9.9)	(7,017.6)	(10.6)	(8,375.2)	(12.5)

Segment profit from operations	2,206.1	2.8	1,810.0	2.7	956.8	1.4

Petroleum products
Net sales	32,400.6	40.9	24,002.6	36.4	30,802.0	45.9
Cost of sales and expenses	(29,280.6)	(37.0)	(20,189.6)	(30.6)	(28,939.7)	(43.1)

Segment profit from operations	3,120.0	3.9	3,813.0	5.8	1,862.3	2.8

Trading of petrochemical products
Net sales	23,697.3	29.9	20,585.4	31.2	13,718.2	20.5
Cost of sales and expenses	(23,636.7)	(29.8)	(20,534.2)	(31.1)	(13,703.0)	(20.5)

Segment profit from operations	60.6	0.1	51.2	0.1	15.2	0.0

Others
Net sales	826.5	1.1	867.8	1.3	864.6	1.3
Cost of sales and expenses	(691.9)	0.9	(792.8)	(1.2)	(652.2)	(1.0)

Segment profit from operations	134.6	0.2	75.0	0.1	212.4	0.3

Total
Net sales	79,218.3	100.0	65,936.5	100.0	67,037.2	100.0
Cost of sales and expenses	(72,816.4)	(91.9)	(59,158.6)	(89.7)	(63,128.3)	(94.2)

Profit from operations	6,401.9	8.1	6,777.9	10.3	3,908.9	5.8

Net finance income/(costs)	207.3	0.3	83.7	0.1	(243.8)	(0.4)
Investment income	—	—	—	—	—	—
Share of profit of associates and jointly controlled entities	1,243.7	1.6	916.8	1.4	572.1	0.9

Profit before tax	7,852.9	10.0	7,778.3	11.8	4,237.2	6.3
Income tax	(1,698.7)	(2.2)	(1,796.8)	(2.7)	(926.8)	(1.4)

Profit for the year	6,154.2	7.8	5,981.5	9.1	3,310.4	4.9

Attributable to
Equity shareholders of the Company	6,143.2	7.8	5,968.5	9.1	3,274.3	4.8
Non-controlling shareholders	11.0	0.0	13.0	0.0	36.1	0.1

Profit for the year	6,154.2	7.8	5,981.5	9.1	3,310.4	4.9

3.2	Comparison and analysis

Comparison between the year ended 31 December 2017 and the year ended 31 December 2016 is as follows:

3.2.A	Operating results

(1)	Net Sales

In 2017, net sales of the Group amounted to RMB79,218.3 million, representing an increase of 20.14% from RMB65,936.5 million over the previous year. For the year ended 31 December 2017, the weighted average prices (exclude tax) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products increased by 26.60%, 10.84%, 20.97% and 18.39% over the previous year, respectively.

(i)	Synthetic fibres

In 2017, the Group’s net sales for synthetic fibres amounted to RMB2,005.3 million, representing an increase of 8.07% compared with RMB1,855.5 million in the previous year. The increase in sales was mainly due to the increase of sales price as a result of the increase in the costs of raw materials. The continued sluggish downstream demand and under-performing initiatives in raw material procurement yet led to a drop in sales volume. Sales volume for synthetic fibres fell by 14.60% compared with the previous year, while weighted average sales price rose 26.60%. In particular, the weighted average sales price of acrylic fibre, the main product of synthetic fibres of the Group, increased by 17.13%, and the weighted average sales price of polyester fibre increased by 21.75% over the previous year. Sales of acrylic fibre and polyester fibre accounted for 83.52% and 8.57% of the total sales of synthetic fibres, respectively.

Net sales of synthetic fibre products accounted for 2.5% of the Group’s total net sales in 2017, down by 0.3 percentage point as compared to the previous year.

Report of the Directors (continued)

(ii)	Resins and plastics

The Group’s net sales of resins and plastics amounted to RMB10,218.4 million in 2017, representing an increase of 4.30% as compared with RMB9,797.6 million over the previous year. The increase in net sales was mainly attributable to the increase in unit price of resin and plastics, driven by the increase in the costs of raw materials. The sales volume of resins and plastics decreased 5.91% year-on-year, while the weighted average sales price rose by 10.84%. In particular, the weighted average sales price of polyethylene, polypropylene and polyester pellet increased by 11.58%, 7.61% and 15.52%, respectively. Sales of polyethylene, polypropylene and polyester pellet accounted for 32.58%, 33.97% and 19.90% of the total sales of resins and plastics, respectively.

Net sales of resins and plastics accounted for 12.9% of the Group’s total net sales in 2017, down by 2.0 percentage points as compared to the the previous year.

(iii)	Intermediate petrochemicals products

The Group’s net sales of intermediate petrochemical products amounted to RMB10,070.2 million in 2017, representing an increase of 14.08% as compared with RMB8,827.6 million in 2016. This was mainly due to the increase in unit price of intermediate petrochemical products resulted from the increase in costs of raw materials. The weighted average sales price increased 20.97% year-on-year. The sales volume decreased 5.7% year-on-year. The two factors together drove an increase in net sales. Sales of paraxylene, butadiene, ethylene oxide, benzene and glycol accounted for 23.04%, 9.48%, 11.41%, 17.51% and 17.75% of the total sales of intermediate petrochemical products, respectively.

Net sales of intermediate petrochemical products accounted for 12.7% of the Group’s total net sales in 2017, representing a decrease of 0.7 percentage point as compared with the previous year.

(iv)	Petroleum products

The Group’s net sales of petroleum products amounted to RMB32,400.6 million in 2017, representing an increase of 34.99% as compared with RMB24,002.6 million in the previous year, which was mainly attributable to the increase in prices of refined oil in China driven by the increase in world crude oil unit price. The weighted average sales price of major products increased by 18.39%, while sales volume increased by 14.02% as compared to the last year.

Net sales of petroleum products accounted for 40.9% of the Group’s total net sales in 2017, representing an increase of 4.5 percentage points compared with the previous year.

(v)	Trading of petrochemical products

In 2017, the net sales of trading of petrochemical products amounted to RMB23,697.3 million, representing an increase of 15.12% from RMB20,585.4 million over the previous year. The increase is mainly due to the significant growth in sales of Shanghai Jinmao International Trading Company Limited, a subsidiary of the Company, during year.

Net sales of trading of petrochemical products accounted for 29.9% of the Group’s total net sales in 2017, representing a decrease of 1.3 percentage points as compared with the previous year.

(vi)	Others

The Group’s net sales of others amounted to RMB826.5 million in 2017, representing a decrease of 4.76% from RMB867.8 million over the previous year.

Net sales of other products accounted for 1.1% of the Group’s total net sales in 2017, representing a decrease of 0.2 percentage point as compared with the previous year.

(2)	Cost of sales and operating expenses

The Group’s cost of sales and operating expenses comprise cost of sales, selling and administrative expenses, other operating expenses and other operating income, etc.

Report of the Directors (continued)

Cost of sales and operating expenses of the Group increased by 23.09% from RMB59,158.6 million in 2016 to RMB72,816.4 million in 2017. The cost of sales operating expenses involving synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products, trading of petrochemical products and others were RMB2,480.6 million, RMB8,862.5 million, RMB7,864.1 million, RMB29,280.6 million, RMB23,636.7 million and RMB691.9 million, representing an increase of 0.66%, 8.61%, 12.06%, 45.03%, 15.11%, and a decrease of 12.73% compared to the last year, respectively.

The Group’s cost of sales and operating expenses of synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum and trading of petrochemical products increased as compared with the previous year, primarily due to the increase in cost of raw materials driven by the growth in world crude oil unit price, which substantially increased the cost of sales.

•	Cost of sales

The Group’s cost of sales amounted to RMB72,398.3 million in 2017, up 23.27% from RMB58,731.7 million in 2016. Cost of sales accounted for 91.39% of net sales for 2017. The increase in cost of sales was due to the growth in unit price of crude oil for the Reporting Period.

•	Selling and administrative expenses

The Group’s selling and administrative expenses amounted to RMB535.3 million in 2017, representing a decrease of 1.98% as compared with RMB546.1 million for the previous year, mainly due to the termination of river administrative fees from April 2017, resulting in a decrease in administrative expenses.

•	Other operating income

The Group’s other operating income amounted to RMB119.0 million in 2017, representing a decrease of 39.69% compared with RMB197.3 million in the previous year. The significant decrease in other operating income was because the headquarter of the Company did not receive additional refunds of local education fees in Jinshan District, resulting in a decrease of RMB80 million compared with 2016 in government subsidy that was included in other business income.

•	Other operating expenses

The Group’s other operating expenses were RMB21.4 million in 2017, representing a decrease of 11.93% compared with RMB24.3 million in the previous year. This was mainly due to the parent company’s resettlement subsidy expenditure for the current year decreased by RMB2.4 million compared with 2016, resulting in a decrease in other operating expenses.

(3)	Profit from operations

The Group’s profit from operations amounted to RMB6,401.9 million in 2017, representing a decrease of RMB376.0 million as compared with a profit from operations of RMB6,777.9 million in the previous year. In 2017, there was an increase in costs for all segments generally as compared with those in last year as a result of the falling average annual price of international crude oil. Despite the subsequent increase in unit price of finished products, the unit purchase price of raw materials increased to a larger extent than the unit price of finished products due to the impact brought by the production cycle and demand of downstream market, leading to a slight fall in profit from operations as compared to last year.

(i)	Synthetic fibres

In 2017, the Group’s operating loss for synthetic fibres amounted to RMB475.3 million, representing a decrease of RMB133.6 million compared with the operating loss of RMB608.9 million in the previous year. The decrease was mainly due to a 14.63% decrease in the sales volume of synthetic fibres this year compared to the same period of 2016, resulting in a reduction in losses of synthetic fibres this year.

Report of the Directors (continued)

(ii)	Resins and plastics

In 2017, the Group’s operating profit for resins and plastics amounted to RMB1,355.9 million, representing a decrease of RMB281.7 million from the operating profit of RMB1,637.6 million in the previous year. The decrease in operating profit was mainly attributable to the significant increase in costs of raw materials driven by the increase in world crude oil price. The insignificant price increase in polyethylene and polypropylene and a 4.30% increase in net sales of resins and plastics led to an 8.61% increase in cost of sales and expenses for the period.

(iii)	Intermediate petrochemical products

In 2017, the Group’s operating profit for intermediate petrochemical products amounted to RMB2,206.1 million, representing an increase of RMB396.1 million as compared with RMB1,810.0 million in the previous year. This was mainly attributable to an increase of RMB1,242.6 million in net sales of intermediate petrochemicals, while the cost of sales and expenses for the same period rose by RMB846.5 million, leading to a profit growth as compared to last year.

(iv)	Petroleum products

In 2017, the Group’s operating profit for petroleum products amounted to RMB3,120.0 million, representing a decrease of RMB693.0 million as compared with the operating profit of RMB3,813.0 million in 2016. Such decrease in operating profit was mainly attributable to the increase of RMB9,091.0 million in cost of sales and expenses, while the net sales of petroleum products increased RMB8,398.0 million, which resulted in a lower profit during the year.

(v)	Trading of petrochemical products

In 2017, the Group’s operating profit for trading of petrochemical products amounted to RMB60.6 million, representing an increase of RMB9.4 million as compared with RMB51.2 million for the previous year. This was mainly attributable to an increase of RMB3,111.9 million in net sales of the trading business, while the cost of sales and expenses for the same period was up by RMB3,102.5 million, leading to a higher profit as compared to last year.

(vi)	Others

In 2017, the Group’s operating profit of other products amounted to RMB134.6 million, representing an increase of 79.47% compared with RMB75.0 million in the previous year. This was mainly attributable to a decrease of RMB41.3 million in net sales of other products, while cost of sales and expenses for the same period decreased by RMB100.9 million, which led to a growth in profit as compared to last year.

(4)	Net finance income/(expenses)

The Group’s net finance income was RMB207.3 million in 2017, representing an increase of RMB123.6 million as compared with the net finance expenses of RMB83.7 million in 2016. This was mainly due to a significant increase in bank deposits by the Group during the Reporting Period, which in turn drove an increase of RMB131.1 million in interest income. In addition, interest expenses increased for 2017 to RMB61.0 million from RMB53.6 million in 2016.

(5)	Profit before taxation

The Group’s profit before taxation was RMB7,852.9 million in 2017, representing an increase of RMB74.6 million as compared with the profit before taxation of RMB7,778.3 million in the previous year.

(6)	Income tax

The Group’s income tax expense amounted to RMB1,698.7 million in 2017, while the Group’s income tax expense was RMB1,796.8 million in the previous year. This was mainly due to the tax impact of tax-free investment income by the Group amounted to RMB307.5 million, which increased RMB81.7million from RMB225.8 million in 2016. As a result, the income tax payable by the Company for the current period decreased accordingly.

In accordance with the Enterprise Income Tax Law of the People’s Republic of China (as amended) which became effective from 1 January 2008, the income tax rate applicable to the Group in 2017 was 25% (2016: 25%).

(7)	Profit for the year

The Group’s profit after tax for the year was RMB6,154.2 million, representing an increase of RMB172.7 million as compared with profit after tax of RMB5,981.5 million for the previous year.

Report of the Directors (continued)

3.2.B	Liquidity and capital sources

The Group’s primary sources of capital are operating cash inflows and loans from unaffiliated banks. The Group’s primary uses of capital are costs of goods sold, other operating expenses and capital expenditure.

(1)	Capital sources

(i)	Net cash flow generated from operating activities

The Group’s net cash inflows from operating activities amounted to RMB7,060.8 million in 2017, representing a decrease in cash inflows of RMB121.0 million as compared with net cash inflows of RMB7,181.8 million in the previous year. The Group recorded profit from operation during the Reporting Period, cash inflows from operation amounted to RMB8,784.5 million, representing an increase of RMB305.4 million as compared with cash inflows of RMB8,479.1 million in the previous year. The Group paid RMB1,706.0 million of income tax in 2017, representing an increase of RMB437.9 million in cash outflow as compared with the income tax of RMB1,268.1 million in 2016.

(ii)	Borrowings

The total borrowings of the Group at the end of 2017 amounted to RMB606.2 million, representing an increase of RMB59.7 million as compared with the end of the previous year, mainly due to short-term borrowings increased by RMB59.7 million.

The Group managed to maintain its gearing ratio at a safe level by strengthening its management of liabilities (such as borrowings) and enhancing its control over financial risks. The Group generally does not experience any seasonality in borrowings. However, due to the fact that the Group’s capital expenditure is, by nature, planned in advance, long-term bank loans can be suitably arranged in advance of expenditures, while short-term borrowings are used to meet operational needs. The terms of the Group’s existing borrowings do not restrict its ability to distribute dividends for its shares.

(2)	Gearing ratio

As of 31 December 2017, the Group’s gearing ratio was 27.71% (2016: 26.34%). The ratio is calculated using this formula: total liabilities/total assets multiply by 100%.

3.2.C	Research and development, patents and licenses

The Group includes a number of technology development units, including the Petrochemical Research Institute, the Plastics Research Institute, the Polyester Fibre Research Institute, the Acrylic Fibre Research Institute and the Environmental Protection Research Institute. These units are responsible for the research and development of new technology, new products, new production processes and equipment, as well as environmental protection. The Group’s research and development expenditures for the years ended 2015, 2016 and 2017 were RMB87.6 million, RMB102.1 million and RMB36.7 million, respectively. The decrease in research and development expenditures over the year was mainly attributable to the decrease in the consumption of raw materials and ancillary materials for research purpose as well as costs of travel.

The Group was not, in any material aspect, dependent on any patents, licenses, industrial, commercial or financial contracts, or new production processes.

3.2.D	Off-Balance Sheet Arrangements

Please refer to note 33 to the financial statements prepared under IFRS in the full text of this annual report for details of the Group’s capital commitments. The Group did not provide any guarantee to external parties during the Reporting Period.

3.2.E	Contractual Obligations

The following table sets forth the Group’s obligations to repay loan principal in future as at 31 December 2017:

	Payment due and payable
	by the following period as at 31 December 2017
	Total (RMB’000)	Within 1 year (RMB’000)	After 1 year but within 2 years (RMB’000)	After 2 years but within 5 years (RMB’000)	Over 5 years (RMB’000)
Contractual obligations
Short term borrowings	606,157	606,157	—	—	—
Long term borrowings	—	—	—	—	—
Total contractual obligations	606,157	606,157	—	—	—

Report of the Directors (continued)

3.2.F	Analysis of performance and results of in which the Company has controlling interests or investment interests during the Reporting Period

As at 31 December 2017, the Company had more than 50% equity interest in the following principal subsidiaries:

Company name	Place of registration	Principal activities	Place for principal activities	Type of legal person	Percentage of equity held by the Company (%)	Percentage of equity held by the Group (%)	Registered capital (’000)		Profit/ (loss) for the year 2017 (RMB’000)
Shanghai Petrochemical Investment Development Company Limited (“Shanghai Petrochemical Investment Development”)	China	Investment management	China	Limited company	100	—	RMB	1,000,000	68,023
China Jinshan Associated Trading Corporation (“Jinshan Associated Trading”)	China	Import and export of petrochemical products and equipment	China	Limited company	67.33	—	RMB	25,000	19,090
Shanghai Jinchang Engineering Plastics Company Limited (“Shanghai Jinchang”)	China	Production of polypropylene compound products	China	Limited company	—	74.25	US$	9,154	16,810
Shanghai Golden Phillips Petrochemical Company Limited (“Shanghai Golden Phillips”)	China	Production of polypropylene products	China	Limited company	—	60	US$	50,000	-11,580
Zhejiang Jin Yong Acrylic Fibre Company Limited (“Zhejiang Jin Yong”)	China	Production of acrylic fibre products	China	Limited company	75	—	RMB	250,000	-188,611
Shanghai Golden Conti Petrochemical Company Limited (“Shanghai Golden Conti”)	China	Production of petrochemical products	China	Limited company	—	100	RMB	545,776	-43,086
Shanghai Jinmao International Trading Company Limited (“Jinmao International”)	China	Import and export of petrochemical products and equipment	China	Limited company	—	67.33	RMB	100,000	15,518

*	None of the subsidiaries have issued any debt securities.

The Group’s equity interests in its associates comprised an equity interest of 38.26%, amounting to RMB1,436.2 million, in Shanghai Chemical Industry Park Development Co., Ltd., a company incorporated in the PRC; and an equity interest of 20%, amounting to RMB2,644.5 million, in Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”), a company incorporated in the PRC. The principal business of Shanghai Chemical Industry Park Development Co., Ltd. includes planning, developing and operating the Chemical Industry Park in Shanghai, while the principal business of Shanghai SECCO is the production and distribution of petrochemicals.

(1)	Explanation of profits of major controlling companies and investing companies affecting more than 10% of the net profit of the Group

In 2017, as the cost of naphtha, a raw material, decreased dramatically and the gross profits of ethylene and other products increased, Shanghai SECCO recorded an operating income of RMB29,176.0 million, and its profit after tax reached RMB5,179.3 million, among which RMB1,035.9 million was attributed to the Company.

(2)	Analysis of operational performance of major controlling companies and investing companies with a 30% or more year-on-year change

a.	In 2017, operational performance of Shanghai Investment Development increased by 202.79% year-on-year, mainly because the operating income of BSG, a company with 50% shares held by Shanghai Investment Development, recorded a significant increase, resulting an increase in operational performance of Shanghai Investment Development over the previous year.

b.	In 2017, operational performance of Shanghai Jinchang decreased by 51.35% year-on-year, mainly because the increasing price of polypropylene, a raw material, and the sluggish of downstream industries, resulting in a remarkable decrease in operational performance.

c.	In 2017, operational performance of Shanghai Golden Phillips decreased by 7,905.88% year-on-year, mainly due to the sharp increase in the price of ethylene, an upstream raw material as compared with 2016, which resulted in a substantial decline in profit.

d.	In 2017, operational performance of Zhejiang Jin decreased by 236.57% year-on-year, mainly because Zhejiang Jin has withdrawn retirement welfare fee for the year, which resulted in significant decrease in net profit.

e.	In 2017, operational performance of Shanghai Golden Conti increased by 43.91% year-on-year, mainly because Shanghai Golden Conti has substantially reduced its scale of production, which significantly decreased the loss for the year as compared to 2016, resulting a remarkable increase in operational performance in 2017 as compared to the previous year.

Report of the Directors (continued)

3.2.G	Major suppliers and customers

The Group’s top five suppliers in 2017 were China International United Petroleum & Chemical Co., Ltd., Shanghai International Holding Co., Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai SECCO and Marubeni Corporation. Total procurement costs involving these five suppliers, which amounted to RMB44,667.0 million, accounted for 66.33% of the total procurement costs of the Group for the year. The procurement from the largest supplier amounted to RMB34,819.9 million, representing 51.71% of the total costs of purchases by the Group for the year.

The Group’s top five customers in 2017 were East China Branch of Sinopec Sales Company Limited, Hengli Petrochemical (Dalian) Co., Ltd., Shanghai SECCO, Hangzhou Huasu Industrial Co., Ltd., China International United Petroleum & Chemical Co. Ltd., total sales to these five customers amounted to RMB51,706.4 million, representing 56.19% of the Group’s total turnover for the year. Sales to the Group’s largest customer amounted to RMB39,804.0 million, representing 43.26% of the Group’s total turnover for the year.

To the knowledge of the Board, among the suppliers and customers listed above, none of the Directors or shareholders of the Company (and their respective close associates) had any interests in Shengyuan Ji (Jiangsu) Industrial Co., Ltd., Shanghai International Holding Co., Marubeni Corporation and Hengli Petrochemical (Dalian) Co., Ltd. and Hangzhou Huasu Industrial Co., Ltd. China International United Petroleum & Chemical Co. Ltd. and East China Branch of Sinopec Sales Company Limited are subsidiaries of Sinopec Corp., the controlling shareholder of the Company. Shanghai SECCO is a subsidiary of Sinopec Corp., the controlling shareholder of the Company, and an associated company of the Company.

(2)	The principle operations of the Company during the Reporting Period Discussion and analysis of the Company’s operations (Prepared under CAS)

1.	Analysis of the Company’s major businesses

(i)	Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement

			Unit: RMB’000
Item	Amount for the year ended 31 December 2017	Amount for the year ended 31 December 2016	Increase/decrease (%)
Operating income	92,013,569	77,894,285	18.13%
Operating costs	69,656,977	55,743,306	24.96%
Selling and distribution expenses	510,199	493,289	3.43%
General and administrative expenses	2,550,610	2,683,310	-4.95%
Financial expenses (“-” for financial income)	-217,202	-55,830	289.04%
Net cash inflow generated from operating activities	7,078,482	7,210,957	Decrease inflow of 1.84%
Net cash inflow generated from investing activities (“-” for net outflow)	-2,400,702	-189,895	Increase outflow of 1,164.23%
Net cash inflow generated from financing activities (“-” for net outflow)	-2,607,447	-2,666,344	Decrease outflow of 2.21%
Research and development expenses	36,709	102,104	-64.05%

Report of the Directors (continued)

Analysis of major changes in the Consolidated Income Statement

	For the years ended 31 December		Increase/ decrease	Increase/ decrease	Unit: RMB’000
Item	2017	2016	amount	(%)	Major reason for change
Taxes and surcharges	12,744,088	11,906,438	837,650	7.04%	Increase in operating income
Financial expenses – net (“-” for income)	-217,202	-55,830	-161,372	289.04%	Decrease in borrowings/increase in deposits
Assets impairment loss	178,706	330,440	-151,734	-45.92%	Decrease of bad debts of other receivables
Investment income	1,244,032	906,754	337,278	37.20%	Substantial increase in profits of Shanghai SECCO
Operating profit	7,882,810	7,658,055	224,755	2.93%	Substantial increase in investment income
Total profit	7,851,234	7,765,405	85,829	1.11%	Substantial increase in investment income
Net profit	6,152,495	5,968,583	183,912	3.08%	Substantial increase in investment income
Income tax expenses	1,698,739	1,796,822	-98,083	-5.46%	Profits maintain stable and tax-free investment income increased in 2017

Analysis of major changes in the Cash Flow Statement

	For the years ended 31 December		Increase/ decrease	Increase/ decrease	Unit: RMB’000
Item	2017	2016	amount	(%)	Major reason for change
Net cash inflow generated from operating activities (“-” for net outflow)	7,078,482	7,210,957	Decrease inflow of 132,475	Decrease inflow of 1.84%	No account to be offset this year
Net cash inflow generated from investing activities (“-” for net outflow)	-2,400,702	-189,895	Increase outflow of 2,210,807	Increase outflow of 1,164.23%	Increase in cash outflow due to increase in fixed term deposit over 6 months
Net cash inflow generated from financing activities (“-” for net outflow)	-2,607,447	-2,666,344	Decrease outflow of 58,897	Decrease outflow of 2.21%	Decrease in repayment of borrowings in 2017

(ii)	Operating income

(1)	Analysis of factors causing the changes in operating income

The weighted average prices (exclude VAT) of the Group’s synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products fell by 26.60%, 10.84%, 20.97% and 18.39%, respectively, bringing a higher operating income in 2017 compared with the previous year.

(2)	Major customers

Please refer to 3.2.G of section II “Management Discussion and Analysis” of this chapter for details of major customers of the Group.

(iii)	Operating costs

(1)	Analysis of operating costs

Operating costs of the Group amounted to RMB69,657.0 million in 2017, representing a increase of 24.96% as compared with RMB55,743.3 million in 2016, which was mainly due to a increase in the price of raw materials of the Group during the year.

The following table sets forth the details of the operating costs during the Reporting Period:

	For the year ended 31 December
	2017		2016
	RMB million	% to total operating costs	RMB million	% to total operating costs	Increase/ decrease (%)
Cost of raw materials
Crude oil	32,904.9	47.24	23,190.5	41.60	41.89%
Ancillary materials	9,170.2	13.16	8,786.4	15.76	4.37%
Depreciation and amortisation	1,387.0	1.99	1,560.8	2.80	-11.14%
Staff costs	1,691.0	2.43	1,580.8	2.84	6.97%
Costs of trade	23,532.0	33.78	20,423.9	36.64	15.22%
Others	971.9	1.40	200.9	0.36	383.77%

Total	69,657.0	100.00	55,743.3	100.00	24.96%

(2)	Major suppliers

Please refer to 3.2.G of section II “Management Discussion and Analysis” of this chapter for details of major suppliers of the Group.

Report of the Directors (continued)

(iv)	Expenses

Please refer to “Analysis of changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” set forth in the “Discussion and Analysis of the Company’s Operations” for details of the changes in expenses of the Group.

(v)	Research and development (“R&D”) expenditure

Unit: RMB’000
Expensed R&D expenditure during the Reporting Period	36,709
Capitalised R&D expenditure during the Reporting Period	0

Total	36,709

% of R&D expenditure to operating income	0.04
Number of R&D personnel	446
% of number of R&D personnel to total number of staff	4.36
% of capitalised R&D expenditures	48.6

Please refer to 3.2.C. of section II “Management Discussion and Analysis” of this chapter for details of R&D, patents and licences of the Group.

(vi)	Cash flow

Please refer to “Analysis of Changes in the Consolidated Income Statement and the Consolidated Cash Flow Statement” set forth in the “Discussion and Analysis of the Company’s Operations” for details of the changes in cash flow statement.

2.	Analysis of business operations by industry, product or geographical location

(i)	Principal operations by industry or product

By industry	Operating income	Operating costs	Gross profit/ (loss) margin (%)	Increase/ decrease of operating income as compared to the previous year	Increase/ decrease of operating costs as compared to the previous year	Unit: RMB’000 Increase/ decrease of gross profit margin as compared to the previous year (percentage point)
Synthetic fibres	2,061,765	2,249,150	-9.09%	7.65%	17.09%	Decreased by 8.08 percentage points
Resins and plastics	10,473,020	8,106,474	22.60%	3.97%	12.31%	Decreased by 5.47 percentage points
Intermediate petrochemical products	10,353,618	7,075,890	31.66%	13.63%	18.03%	Decreased by 2.55 percentage points
Petroleum products (Note)	44,521,443	27,991,976	37.13%	26.26%	43.05%	Decreased by 7.55 percentage points
Trading of petrochemical products	23,713,035	23,531,983	0.76%	15.13%	15.22%	Decreased by 0.08 percentage points
Others	440,242	329,154	25.23%	6.43%	39.90%	Decreased by 17.88 percentage points

Note:	Gross profit margin is calculated according to the price of petroleum products, which includes consumption tax. Gross profit margin of petroleum products after deducting consumption tax amounted to 12.63%.

Report of the Directors (continued)

(ii)	Operating income by geographical location

		Unit: RMB’000
Geographical location	Operating income	Increase/decrease of operating income compared with the previous year (%)
Eastern China	72,597,493	21.53
Other regions in China	5,570,198	-10.96
Exports	13,845,878	16.33

3.	Analysis of assets and liabilities

						Unit: RMB’000
					Change of
					amount on
					31 December
					2017
	As at 31 December 2017		As at 31 December 2016		compared to
		% of total		% of total	31 December
Item	Amount	assets	Amount	assets	2016(%)	Major reason of the change
Inventories	6,597,598	16.67	6,159,473	18.05	7.11	Increase in unit price of inventory balance
Short-term borrowings	606,157	1.53	546,432	1.6	10.93	Increase in the short-term loans of the trading subsidiary Jinmao International
Accounts payable	5,573,281	14.07	5,082,470	14.89	9.66	Increase in the raw material prices this year

4.	Others

(1)	Directors, Supervisors, senior management and employees

Please refer to the chapter “Directors, Supervisors, Senior Management and Employees” in this annual report.

(2)	Purchase, sale and investment

Save and except as disclosed in this annual report, there was no material purchase or sale of the Group’s subsidiaries, associates or joint ventures or any other material investments in 2017.

(3)	Pledge of assets

As at 31 December 2017, no fixed assets was pledged by the Group (31 December 2016: Nil).

(4)	Material events after the Reporting Period

After the end of the Reporting Period, the Board did not find any material events that have impact on the Group except for the below matter.

At the sixth meeting of the Ninth Session of the Board of the Company held on 8 January 2018, “Resolution in respect of adjustment to the participants list and the number of share options of the A Shares Share Option Incentive Scheme of Sinopec Shanghai” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the second exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” were considered and passed. The A shares share options granted to 4 participants that have not been exercised lapsed due to their resignation and other reasons. The A shares share options granted but not exercised in the second exercisable period to 2 participants lapsed due to their failing to pass the performance assessment in 2016. The A shares share options held by 8 participants have lapsed after adjustment at the third meeting of the Ninth Session of the Board of the Company held on 23 August 2017, due to internal job transfer. A total of 820,700 A shares share options lapsed after the adjustment. The total number of A shares share options granted but not exercised was adjusted to 18,583,800. The number of participants in the second exercisable period was 185. The number of exercisable A shares share options in the second exercisable period was 9,636,900 and was fully exercised. The Company completed the registration of the newly issued A shares of 9,636,900 on 14 February 2018, after which the number of the Company’s issued shares increased to 10,823,813,500 shares. As at the date of this annual report, the number of issued shares of the Company is 10,823,813,500 shares. After the second exercise of the A shares share options, the total number of A shares share options granted but not exercised is 8,946,900.

Report of the Directors (continued)

5.	Financial assets and financial liabilities held in foreign currencies

As at 31 December 2017, bank deposits denominated in foreign currencies held by the Group were equivalent to RMB247,548,000.

6.	Investment of the Company

(i)	Entrusted wealth management and entrusted loans

(1)	Entrusted wealth management

The Company did not engage in any entrusted wealth management during the Reporting Period.

(2)	Entrusted loans

Trustee	Type of entrusted loan	Amount of entrusted loan	Entrusted loan start date	Entrusted loan termination date	Sources of funds	Flows of funds	Compensation method	Annualized rate of return	Expected income	Actual income	Actual recovery of funds	After legal process or not	Any entrusted loan plan in the future
ICBC Shanghai Jinshan Branch	General entrusted loan	12,000	22/01/2017	22/01/2018	Shanghai Golden Phillips Petrochemical Company Limited	Supplementary operations	Based on the terms of the loan contract	1.75%	21.00	26.33	The loan was all recovered on 22 January 2018	Yes	No

Note:	The above-mentioned entrusted loans are loans provided by Shanghai Golden Phillips Petrochemical Company Limited, a subsidiary of the Group, to the shareholders in proportion to their shareholdings.

(ii)	Analysis of the companies in which the Company has controlling interests or investment interests

Please refer to 3.2. F “Analysis of performance and results of major companies in which the Company has controlling interests or investment interests during the Reporting Period” contained in section II “Management Discussion and Analysis” of this chapter for details on the analysis of the major companies in which the Company has controlling interests or investment interests.

(iii)	Non-fundraising projects

In 2017, the capital expenditures of the Group amounted to RMB1,417.0 million, representing an increase of 71.97% as compared with RMB824 million in 2016. Major projects include the following:

Major Project	Total amount of project investment RMB’000	Amount of project investment during the Reporting Period RMB’000	Project progress as at 31 December 2017
Gasoline upgrade project involving an alkylation plant with a capacity of 300,000 tons/year	4.83	0.08	Preliminary design
Shanghai Petrochemical’s renovation project involving cogeneration units meeting emission standards	2.89	1.74	Under Construction
Shanghai Petrochemical’s project involving third circuit’s incoming power lines with a supply capacity of 220KV	2.41	1.13	Under Construction
Renovation project involving low nitrogen combustion in olefin cracking furnace No. 2	1.21	0.80	Under Construction
Thermoelectric Department’s rectification project involving an airtight fuel storage yard	1.00	0.76	Under Construction
Thermoelectric Department’s renovation project involving furnaces Nos. 3 and 4 meeting emission standards	0.99	0.30	Under Construction

Note:	In addition to the major capital expenditure items disclosed in the above table, the total capital expenditure of other sporadic projects of the Company is RMB936 million.

The Group’s capital expenditures for 2018 is estimated at approximately RMB1,200.0 million.

Report of the Directors (continued)

(3)	Discussion and Analysis on Future Development of the Company

1.	Industry competition and development trends

In 2018, the world economy is expected to continue its recovery momentum, but the contributions from the conventional industries to economic growth will weaken and the effect of commodity price rises will subside as well. With the economic recovery, the pace of normalization of monetary policies in various countries around the world will be accelerated and the risk resistance capability of the financial markets will be further strengthened. In particular, the implementation of the tax reform policy in the US will compel other countries to cut taxes. This will reduce the burden on enterprises, enhance the vitality of enterprises and boost global economic growth. It is estimated that developed economies will see growth accelerating generally, while emerging and developing economies will remain as the major force behind world economic growth in 2018.

China’s economy has shifted from a phase of speedy growth to a phase of high-quality development. Its economic growth is now at a critical period of transforming development model, optimizing economic structure and changing growth momentum. In 2018, China will continue to maintain the general keynote of work which is to make progress while ensuring stability; continue with the supply-side structural reform as the main direction; and make overall plans for carrying out various tasks to maintain growth, boost reforms, readjust the structure, improve people’s livelihood and prevent risks. China’s economy is anticipated to remain stable with good development momentum.

In 2018, oil demand will further grow as the world economy continues to recover, while OPEC will continue to implement the agreement to limit production. However, the rebound in oil prices will stimulate further rise of U.S. crude oil output, thus impeding the rise of oil prices. Moreover, the trend of the U.S. dollar and the geopolitical situation will continue to impact the oil price trend to a certain extent. The petroleum market is anticipated to be able to strike a balance between supply and demand in 2018, while the average crude oil price is expected to go up further.

As the escalating global economy will fuel an increasing demand for petrochemical products, the global petrochemical industry is expected to remain stable with a rise trend in 2018. Since the supply-side reform is proceeding and the growth in downstream demand remains stable in China, the petrochemical industry is expected to continue to see structural improvement to the supply and demand. However, since there is no fundamental change in the imbalance between the supply-side structural surplus and the structural shortage in the domestic refined oil market and petrochemicals market, the expansion of the scale of domestic large private refining and petrochemical enterprises and the recovery of coal chemical production capacity will further intensify market competition in the future. China’s “Belt and Road” initiative and Sinopec’s plan for the construction of a petrochemical industrial base in Shanghai will also bring about a new round of development opportunities for the Company.

2.	Development strategies of the Company

The Company has been focusing on its goal of establishing a refining and petrochemical enterprise which is “Top-notch domestically, First-class globally”. Taking into account of the current development and future trend of the global petrochemical industry, as well as the development trend of the oil and chemical products market domestically, especially in eastern China, we define our development strategy as follows: giving consideration to both cost-leadership and differentiation, paying equal attention to scale and specialty, laying special emphasis on cost-leadership and scaling up upstream, and on high value-added and refined products downstream, the Company aims to improve its competitiveness by bringing into full play its rather extensive product chain, product diversification and proximity to the market. In view of this development strategy, the Company has adopted the development concept of “expanding the refinery business, taking the lead in the petrochemical industry, and implementing the integration of refinery and petrochemical segments”, and has leveraged on the approach of resource optimization and development planning targeted at enterprises in Shanghai region in order to further consolidate the three existing processing chains, i.e. the refining chain, the olefin chain and the aromatic chain. The Company has also created a new development model of integrated refinery and petrochemical by using the concept of molecular refinery and molecular petrochemical to further enhance its economic returns.

3.	Business plans

In 2018, the Group will continue to adopt a market-oriented and benefit-centred approach, step up safe and green development as well as the management of production and operation, optimize resources allocation and tone up structural adjustment, striving to maximize the overall value.

The Company plans to process 14,350,000 tons of crude oil in 2018, to produce 8,680,000 tons of refined oil, 780,000 tons of ethylene, 685,000 tons of paraxylene, 850,000 tons of polyolefin, 670,000 tons of synthetic fibre monomers, 460,000 tons of synthetic fibre polymers and 200,000 tons of synthetic fibres.

Report of the Directors (continued)

To achieve its business objectives in 2018, the Group will work hard in the following areas:

(1)	Strengthening efforts in safety and environmental protection works

The Group will proceed with the establishment of a long-term mechanism for safe production; carry out a process safety management system on a trial basis to raise the level of intrinsic safety and environmental protection; further strengthen the management of operating licences, direct operating sections as well as accidents and incidents; revise the methods for managing and assessing contractors, and establish and improve a public safety management system and mechanism by carrying out comprehensive management of the safety of dangerous chemicals as scheduled, improving risk identification and control as well as plugging the loopholes in safety management. The business license for dangerous chemicals will be renewed when it expires to make sure the Group is operating in accordance with the law. Focusing on air pollution control, the Group will speed up VOCs emission reductions and carry out full coverage of leak, detection and repair (“LDAR”) work and the control of unorganized emissions to make sure LDAR covers 800,000 points. It will step up the assessment of the operation of environmental facilities, the onsite environmental management, the automatic monitoring of data on pollutants as well as the pursuit of accountability for environmental issues. It will proceed with the project involving the comprehensive environmental improvement in Jinshan, the action plan for environmental protection in Shanghai and the establishment of a library for VOCs characteristic spectra in Shanghai’s petrochemical park, to make sure that boundary-layer VOCs to be below 150 microgram/sq.m by 2020, and will stabilize at below 100 microgram/sq.m by 2023.

(2)	Strengthening the production and operation management

The Group will continue to concentrate on the management of unscheduled shutdowns of production facilities as well as the management and assessment of plan execution capability to make sure the level of economic indicators improve significantly. Focus will be placed on completing the overhaul of main facilities such as the shutdown of ethylene new zone 2# for overhauling, shutdown of RDS-B series for catalyst replacement and medium pressure hydrogenation as well as reorganization of 3#. Based on the requirements for the quality upgrade of refined oil products, the quality of gasoline and diesel will be upgraded to the post-national VI standards for production, blending and delivery from factory, and the operation and management of the flare gas system will be reinforced. The Group will start the research on a mechanical integrity management system, deepen the machine contracting system, refine general surveys on special projects, troubleshoot potential risks, step up anti-corrosion management, enhance the intrinsic safety of equipment and further carry out energy conservation and emission reduction to meet the requirements for a green, low-carbon environment.

(3)	Intensifying the progress of system optimization and cost/expenditure reduction

The Group will continue focus on the procurement of crude oil by striving to purchase suitable new oil varieties, besides the main oil varieties from Basrah and Saudi Arabia in the Middle East, when a right opportunity arises to control the inventory of crude oil in a rational manner. It will continue to optimize the composition of raw materials and products, increase the production of petrochemical raw materials and jet fuel, further reduce the ratio of diesel to gasoline, continuously increase the proportion of high-grade gasoline, carry out a research on the issue regarding the production of composition oil in ethanol gasoline and the solutions to MTBE(Methyl Tert-Butyl Ether), and strive to expand the export of refined oil products. It will continue to optimize ethylene and aromatics raw materials, wax oil and residue oil processing routes as well as hydrogen and fuel systems; carry out in-depth optimization of regional resources to facilitate mutual supply of raw materials and regional integrated development to increase market share and product expandability; strengthen cost budget management and process control; and on the basis of improving cost management and control, focus on the utilization of overseas low-cost funds, duty-free business in the diesel export trade, invitation and submission of tenders for materials procurement as well as demand planning management so as to make sure the efficiency of these funds is maximized.

Report of the Directors (continued)

(4)	Fostering project construction, technological advancement and information technology

The Group will improve the “13th Five-year” development plan by carrying out project construction in a proactive manner to make sure the following projects are started, carried out or completed at each node: refined oil quality upgrade; environmental measures for airtight decoking at delayed coking plant 2#; renovation works on low-nitrogen combustion at olefin cracking furnace 2#; ultra-low emissions from Thermoelectric Department’s furnaces 3#4#; Storage and Transportation Department’s light oil storage tank, recovery of gasoline from trestles and high-sulfur flare system optimization and renovation; third circuit’s incoming power lines with a supply capacity of 220KV; and PAN-based carbon fiber project (Phase II) with an annual output of 1,500 tons. The Group will accelerate the development and application of key technologies in carbon fiber and its composites and in functional polymer membrane materials, concentrate on the mass production and marketing of nine new products with a high added value such as foamed polypropylene and polyester exclusive for use in composite yarns. A breakthrough was made at this stage in the transformation and research of seven new products such as hexane polypropylene pipe materials and gel dyed acrylic. The Group will accelerate the construction of intelligent factories; comprehensively popularize the application of an information integrated platform during production process; develop and build an intelligent display platform for geographic information, a central database and a platform for the industrial internet of things on a trial basis; improve the establishment and application of an APC(Advanced Process Control) system; and complete the operation, inspection and acceptance of residue oil hydrogenation and APC project for 4PE plant. The Group will steadily proceed with such projects as plan optimization (benefit calculation and marginal contribution analysis), LIMS (Laboratory Information Management System) upgrade and three-dimensional training for large-scale units. It will continue to carry out the build-up of a cloud platform to further increase the efficiency of production, operation and management.

(5)	Further enhancement of internal management

The Group will steadily optimize and modify the Company’s organizational structure; fully complete the specialized, centralized management of water services; organize staff to carry out the smoothening of internal business duties and processes of the Petrochemical Department; explore a new management model primarily featuring the establishment of a primary organization as the core, the functional management of the position system as an essential component and the flattened business process as the main characteristic. It will continue to optimize the management of the Company, with a focus placed on carrying out the integrated operation of production, sales and research based on the effective market demand for new products, and on optimizing and improving the incentive and check-and-balance mechanisms in line with the production, sales and research processes. It will continue to deepen the reform of the scientific and technological system and the improvement of the fine petrochemical business mechanism, and explore the establishment of a market-oriented model for transformation of innovative achievements so as to create a favourable environment for mobilizing the enthusiasm and creativity of researchers. It will concentrate on the training and planning of competent staff and broaden the channels of selecting competent people, striving to build a team that comprises highly qualified and capable members as well as a reasonable composition.

4.	Risk exposure

(1)	The cyclical characteristics of the petroleum and petrochemicals market and price volatility in crude oil and petrochemical products may have an adverse impact on the Group’s operations

A large part of the Group’s operating income is derived from the sales of refined oil and petrochemical products. Historically, such products have been cyclical in nature and relatively sensitive to macroeconomic changes. Additionally, changes in regional and global economic conditions, productivity and output, prices and supply of raw materials, consumer demand and prices and supply of substitutes also have an effect. From time to time, these factors have a material impact on the prices of the Group’s products in regional and global markets. Given the reduction of tariffs and other import restrictions as well as the relaxation of control by the PRC government over the distribution and pricing of products, a substantial number of the Group’s products will increasingly be subject to the cyclical impact in the regional and global markets. In addition, the prices of crude oil and petrochemical products will remain volatile, and uncertain. Higher crude oil prices and lower petrochemical products prices are likely to have an adverse impact on the Group’s business, operating results and financial condition.

Report of the Directors (continued)

(2)	The Group may be exposed to risks associated with the procurement of imported crude oil and may not be able to pass on all increased costs due to rising crude oil price

At present, the Group consumes a significant amount of crude oil for the production of petrochemical products. More than 95% of the crude oil consumption is imported. In recent years, crude oil prices have been subject to significant fluctuations due to a variety of factors, and the Group cannot rule out the possibility of any major unexpected event which may cause a suspension in crude oil supply. The Group has attempted to mitigate the effects of increased costs from rising crude oil prices by passing them on to the customers, but the ability to do so is limited because of market conditions and government control over the pricing of refined oil products. Since there is a time-lag between increases in crude oil prices and increases in petrochemical product prices, higher costs cannot be totally offset by raising the selling prices. In addition, the State also imposes control over the distribution of some petroleum products within China. For instance, some of the Group’s petroleum products are required to be sold to designated customers (such as subsidiaries of Sinopec Corp). Hence, when crude oil prices are high, the higher costs cannot be totally offset by raising the selling prices of the Group’s petroleum products.

(3)	Substantial capital expenditures and financing requirements are required for the Group’s development plans, presenting a number of risks and uncertainties

The petrochemical industry is a capital-intensive industry. The Group’s ability to maintain and raise income, net income and cash flows is closely connected with ongoing capital expenditures. The Group’s estimated capital expenditures is estimated to amount to approximately RMB1,200.0 million in 2018, which will be met by financing activities and by internal funding. The Group’s effective capital expenditures may vary significantly due to the Group’s ability to generate sufficient cash flows from operations, investments and other factors that are beyond control. Furthermore, there is no assurance as to the completion, cost or outcome of the Group’s fund raising projects.

The Group’s ability to secure external financing in the future is subject to a number of uncertainties which include the Company’s operating results, financial conditions and cash flow in the future; China’s economic conditions and the market conditions for the Group’s products; financing costs and conditions of the financial market, and issuance of government approval documents, as well as other risks associated with the development of infrastructure projects in China and so forth. The Group’s failure to secure sufficient financing required for its operations or development plans may have an adverse impact on the Group’s business, operating results and financial condition.

(4)	The Group’s business operations may be affected by existing or future environmental protection regulations

The Group is subject to a number of environmental protection laws and regulations in China. Waste products (waste water, waste gas and waste residue) are generated during the Group’s production operations. Currently the Group’s operations fully comply with all applicable Chinese environmental protection laws and regulations. However, the Chinese government may further enforce stricter environmental standards, and the Group cannot assure that the central or local governments will not issue more regulations or enforce stricter regulations which may cause the Group to incur additional expenses on environmental protection measures.

(5)	Changes in the monetary policy and fluctuations in the value of Renminbi may have an adverse impact on the Group’s business and operating results

The exchange rate of the Renminbi against the US Dollar and other foreign currencies may fluctuate and is subject to alterations due to changes on the Chinese political and economic situations. In July 2005, the PRC government overhauled its policy of pegging the value of the Renminbi to the US dollar by permitting the Renminbi to fluctuate within a certain band against a basket of foreign currencies. Since the adoption of this new policy, the value of the Renminbi against the US dollar fluctuates daily. In addition, the Chinese government has been under international pressure to further ease its exchange rate policy, and may as a result further change its currency policy. A small portion of our cash and cash equivalents are denominated in foreign currencies, including the US dollar. Any increase in the value of Renminbi against other currencies, including the US dollar, may decrease the Renminbi value of our cash and cash equivalents that are denominated in foreign currencies. On the other hand, most of our revenue is denominated in Renminbi, but a major part of our procurement of crude oil, certain equipment and certain debt repayments are denominated in foreign currencies. Any devaluation of Renminbi in the future will increase our costs and jeopardize profitability. Any devaluation of Renminbi may also have an adverse impact on the value of dividends payable in foreign currencies by the Group for H shares and American Depository Securities.

Report of the Directors (continued)

(6)	Connected transactions may have an adverse impact on the Group’s business and economic efficiency

The Group will, from time to time, continue to conduct transactions with the Group’s controlling shareholder Sinopec Corp. and Sinopec Corp.’s controlling shareholder Sinopec Group as well as their connected parties (subsidiaries or associates). These connected transactions include the provision of the following services by such connected parties to the Group: raw materials purchases, agency sale of petrochemical products, construction, installation and engineering design services, petrochemicals industry insurance services and financial services, and the sale of petroleum and petrochemical products by the Group to Sinopec Corp. and its connected parties. These connected transactions and services conducted by the Group are carried out under normal commercial terms and in accordance with the relevant agreements. However, if Sinopec Corp. and Sinopec Group refuse to conduct such transactions or revise the agreements between the Group and itself in a manner unfavorable to the Group, the Group’s business and business efficiency will be adversely impacted. Furthermore, Sinopec Corp. has an interest in certain sectors that are directly or indirectly competing with or which may compete with the Group’s business. Since Sinopec Corp. is the controlling shareholder of the Group and its own interests may conflict with those of the Group, it may act for its own benefit regardless of the Group’s interests.

(7)	Risks associated with control by the majority shareholder

Sinopec Corp., the controlling shareholder of the Company, owns 5,460,000,000 shares of the Company, which represents 50.49% of the total number of shares of the Company and gives it an absolute controlling position. Sinopec Corp. may, by using its controlling position, exercise influence over the Group’s production operations, fund allocations, appointment or removal of senior staff and so forth, thereby adversely affecting the Group’s production operations as well as minority shareholders’ interests.

Section III Analysis of Operating Information in Chemical Industry

(1)	Basic information of the industry

1.	Industry policy and changes

Adhering to harmonious coexistence between human and nature is a basic strategy for insisting and developing socialism with Chinese characteristics in new era. Green and safe development is an eternal theme of petrochemical industry, an important content for optimization and upgrading of industrial structure and a crucial means to push forward supply-side structural reform. In 2017, China punched frequently on green upgrading and safe production in petrochemical industry.

Upon safe production, General Office of the State Council issued “13th Five-year” Planning for Safe Production on 12 January 2017 to intensify control of high-risk process, dangerous substance and major hazard sources. On 14 November 2017, the State Administration of Work Safety issued Criterion (Trial) on Serious Production Safety Accident Potential to Production and Operation Unit of Chemical Engineering and Dangerous Chemicals to specify 20 items of criterion on serious production safety accident potential of dangerous chemicals.

On green upgrading, China issued Six Action Plans for Green Development of Petrochemical Industry, Instructions on Green Development of Industry in Yangtze River Economic Zone, “13th Five-year” Control Work Program on Pollution of Volatile Organic Compound, Water Pollution Control Planning of Major River Basins (from 2016 to 2020), and Instructions on Promoting Green Development of Petrochemical Industry in order to complete green standard in the industry, build long-term mechanism of green development and promote green and sustainable development of petrochemical industry.

Also, the State guides safe production and green upgrading of petrochemical enterprises on insurance, environmental damage compensation and tax collection. On 22 May 2017, China Insurance Regulatory Commission (CIRC) formally issued and implemented Guidance on Risk Assessment of Liability Insurance in Chemical Raw Materials and Chemical Manufacturing; on 9 June 2017, Ministry of Environmental Protection and CIRC compiled and issued Regulations on Obligatory Liabilities Insurance of Environmental Pollution (Exposure Draft) by joint research; on 17 December 2017, Xinhua News Agency released Reform Scheme of Compensation System for Eco-environmental Damage, which regulated trial implementation of compensation system for eco-environmental damage from January 1, 2018. Tax Law for Environmental Protection of the People’s Republic of China approved on December 25, 2016 shall be implemented on January 1, 2018, which is the first specific tax law for special reflection of “green taxation” and promotion of ecological civilization construction in China. Collection discharge license implemented for almost 40 years in China is changed into environmental protection taxation. The objects of tax collection are four categories of air pollutants, water pollutants, solid wastes and noise.

Report of the Directors (continued)

2.	Basic information of key industry segments and the Company’s position in the industry

With shock and adjustment of recent 3 years, petrochemical industry has bottomed out since 2017 and enters new stage of rapid development. According to data from State Statistics Bureau, the industrial economy operation obtained excellent performance in 2017, where major business of enterprise above designated size income RMB13.78 trillion with an increase of 15.7% than in last year; RMB846.2 billion of total profit with an increase of 51.9%; and RMB583.37 billion dollars of total volume of import and export trade with an increase of 22.1%. Among which, petroleum processing industry increased 14.4% and growing rate of profits in chemical industry reached 40.2%.

In 2017, Growth rate of total volume of national major chemical products was about 2.7%, which it declined 2.2% in last year, including 18,214,000 tons of ethylene with an increase of 2.4%, 8,335,000 tons of pure benzene with an increase of 3.7%, 45,288,000 tons of methyl alcohol with an increase of 7.1% and 150 million tons of synthetic materials with an increase of 6.6%.

Continuously deepening the adjustment of industrial structure and optimization of product structure was obvious. In chemical engineering industry, income and profits of synthetic materials, basic chemicals and specialty chemicals had a leading growth, which totally contributed to more than 80% of overall income and profits growth in chemical engineering, separately accounting for 26.9%, 32.0% and 21.7%; the consumption structure also showed positive change. In major chemical consumption, chemical fertilizer continuously declined; inorganic chemicals kept stable; while synthetic materials increased relatively faster.

The industrial energy efficiency increased. In first three quarters of 2017, total energy consumption of petroleum and chemical engineering industry was increased year-on-year 1.3%, which fell back 0.3% than in the same period of last year and was the lowest growth rate in same periods of history.

Export structure was optimized. Proportion of raw materials of organic chemistry and synthetic materials continuously increased in export. In 2017, in gross export of all industries, raw materials of organic chemistry accounted for 21.2% with an year-on-year increase of 1.0%; and synthetic materials accounted for 8.3% with an year-on-year increase of 0.6%. While the proportion of some traditional superior exported products continuously declined.

The Group is one of the largest refining-chemical integrated enterprises in the domestic market and production of ethylene, PX, ethylene glycol taking a share of around 4%-5% in the domestic market of similar products.

(2)	Products and production

1.	Main operating model

The Company’s main operating models are: crude oil procurement; processing and production of synthetic fibre, resin, plastic, intermediate petrochemical products and petroleum products; realizing profit through product sales.

2.	Main products

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Diesel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel, agricultural machinery fuel	International crude oil price, government control

Gasoline	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, government control

Jet Fuel	Petroleum products	Petroleum	Pipeline transportation and shipping/ storage tank	Transportation fuel	International crude oil price, supply- demand balance

PX	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Intermediate petrochemical products and polyester	Raw material price, supply-demand balance

Benzene	Intermediate petrochemicals	Naphtha	Road transportation, shipping, rail transportation/ storage tank	Intermediate petrochemical products, styrene, plastic, explosive, dye, detergent, epoxy resin, chinlon	International crude oil price, market supply-demand condition

Ethylene Glycol	Intermediate petrochemicals	Naphtha	Road transportation/ storage tank	Fine Chemicals engineering	International crude oil price, market supply-demand condition

Ethylene Oxide	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation/ storage tank	Chemical and medical industry intermediate products, including dyes, detergents and auxiliary	International crude oil price, market supply-demand condition

Report of the Directors (continued)

Product	Industry segment	Primary upstream raw material	Transport/storage method	Primary downstream application fields	Key price-influencing factors
Ethylene	Intermediate petrochemicals	Naphtha	Road transportation, pipeline transportation, shipping/storage tank	PE, EG, PVC and other raw material for further processing of intermediate petrochemical products such as resins, plastics and synthetic fibres	International crude oil price, supply- demand balance

PE	Resins and plastics	Ethylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, cable insulation material and housewares, toys injection moulding products	Raw material price and market supply- demand condition

PP	Resins and plastics	Propylene	Road transportation, shipping and rail transportation/ warehousing	Film, mulching film, housewares, toys, household appliances and auto parts injection moulding products	Raw material price and market supply- demand condition

Polyester chips	Resins and plastics	PTA, EG	Road transportation, shipping and rail transportation/ warehousing	Polyester fibre or film, container	Raw material price and market supply- demand condition

Acrylics	Synthetic fibres	Acrylonitrile	Road transportation, shipping and rail transportation/ warehousing	Simple spinning or blend with other material for texture or acrylic top	Raw material price and market supply- demand condition

Polyester	Synthetic fibres	Polyester	Road transportation, shipping and rail transportation/ warehousing	Texture, apparel	Raw material price and market supply- demand condition

	Production			Sales
	2017	2016	Year-on-year	2017	2016	Year-on-year
Products	(10,000 tons)	(10,000 tons)	change	(10,000 tons)	(10,000 tons)	change
Diesel Note1	386.38	388.22	-0.47%	338.87	280.70	20.72%
Gasoline	316.61	287.87	9.98%	317.15	285.01	11.28%
Jet Fuel Note1	157.41	159.83	-1.51%	75.13	55.91	34.38%
Paraxylene	63.29	67.06	-5.62%	41.32	46.60	-11.33%
Benzene Note2	34.06	37.27	-8.61%	31.97	35.91	-10.97%
Ethylene Glycol	41.11	36.14	13.75%	29.34	24.37	20.39%
Ethylene Oxide	14.64	14.84	-1.35%	14.25	14.59	-2.33%
Ethylene Note2	76.69	82.56	-7.11%	0.55	3.75	-85.33%
Polyethylene	47.13	53.10	-11.24%	46.25	53.51	-13.57%
Polypropylene	48.18	49.23	-2.13%	47.87	45.40	-3.04%
Polyester Pellet Note2	41.26	41.56	-0.72%	31.52	29.83	5.67%
Acrylic	13.19	14.05	-6.12%	13.26	14.06	-5.69%
Polyester Staple	4.58	6.47	-29.21%	3.93	6.08	-35.36%

Note 1: Excludes sales volume on a sub-contract basis.

2: The difference between production and sales are internal sales.

The above-mentioned sales volume and sales revenue do not include the trading of petrochemical products of the Group.

3.	R&D and Innovation

Please refer to 3.2. C of the section Management Discussion and Analysis in this chapter for details of the R&D and innovation of the Group.

4.	Production techniques and processes

The key component of the vertically integrated production facility of the Company is the ethylene facility producing ethylene and propylene and aromatics facility mainly producing paraxylene and benzene. Ethylene is the main raw material for the production of polyethylene and ethylene glycol, while ethylene glycol and PTA polymerization produces polyester. Propylene is the main raw material for the production of acrylics and polypropylene. The above-mentioned products all use crude oil as raw material and are processed through a series of petrochemical facilities. The chart below illustrates in brief the production processes of the Company.

Report of the Directors (continued)

Crude oil
Atmospheric-vacuum Distillation
Kerosene
Aviation fuel sweetening
Diesel hydrogenation facility
Diesel
Naphtha
Ethylene Facility
Ethylene
Acetaldehyde
Ethanol facility intermediate processes
Intermediate processes
Acetate
Ethyl acetate (Discontinued)
Polyethylene facility polymerization processes
Polyethylene
Polyvinylene alcohol facility intermediate processes
Polyethylene alcohol
VAC
Ethylene oxide/ Ethylene glycol
Ethylene glycol
EO.DEG
Acrylic fibre process facility
Acrylic top
Propylene
Intermediate processes acrylics facility
Acrylonitrile
Acrylic fibre facility
Acrylic fibre
Polypropylene facility polymerization processes
Polypropylene
Polypropylene fibre (discontinued)
Polypropylene fibre facility
C-4 distillation
C-5 distillation
Hydrocracking gasoline
C-5 Separating facility
1, 3-piperlene
Coarse isoamylene
Isoamylene facility
Isoamylene
Isoprene
Linalool
Naphtha
Reforming gasoline hydrogena
Refined naphtha
Extraction
Butadiene
Decompression Diesel
Hydrocracking
Naphtha
Aromatics facility
Paraxylene
PTA facility
PTA
Polyester facility
Polyester chip
Polyester melt/ Polyester chip
Aviation kerosene and liquefied petroleum gas
Benzene
Residual Oil/asphalt
Filament spinning
Industrial filament
Polyester filament
Spinning facility
Polyester staple fibre
Residual Oil combination facility
Hydrogenated residue oil
Catalytic cracking facility
Catalytic propylene gasoline and
diesel
LPG Catalytic
C-4
Acrylonitrile facility
Methanol
Methyl Tertbutyl Ether (MTBE)
Delayed coking facility
Diesel
Coker gasoline
Coking coal (Petroleum coke)
Coker gas oil
Solvent deasphalting facility
Asphalt
De-asphalted Oil

5.	Capacity and operation status

Key production facilities (number of sets)	Designed capacity (tons)	Capacity utilization (%)
Crude oil distillation facility (2)	14,000,000	99.71
Hydrocracking facility (2)	3,000,000	92.30
Ethylene facility	700,000	107.29
* Aromatics facility (2)	835,000	97.09
PTA facility	400,000	82.99
Ethylene oxide/Ethylene glycol facility (2)	525,000	87.19
Catalytic cracking	3,500,000	101.50
Delayed coking (2)	2,200,000	96.71
** Diesel hydrogenation (2)	3,850,000	96.41
** Acrylonitrile facility	650,000	77.51
C-5 Separation (2)	205,000	95.53
*** Polyester facility (3)	550,000	91.33
**** Polyester staple fibre facility (2)	158,000	95.60
Polyester filament facility	21,000	87.12
Acrylics staple fibre facility (3)	141,000	113.19
Polyethylene facility (3)	408,000	96.88
Polypropylene facility (3)	400,000	100.06
Vinyl acetate facility	86,100	93.27

*	No.1 PX facility (23.5 tons/year) was suspended for the whole year.
**	No.2 Diesel hydrogenation facility (1,200,000 tons/year) was revamped into acrylonitrile facility by the end of 2016. Annual production is 650,000 tons/year.
***	No.3 polyester fibre facility (100,000 tons/year) was discontinued on 1 September 2013.
****	No.1 Polyester staple fibre facility (4,000 tons/year) was suspended for the whole year.

For capital expenditure items, please refer to “Non-fundraising projects” in the section headed “Discussion and analysis of the Company’s operations” in Section II Management Discussion and Analysis of this chapter.

Report of the Directors (continued)

(3)	Raw material procurement

1.	Basic information of major raw materials

The major raw material of the Company is crude oil, hence the fluctuations of crude oil prices substantially affect the Company’s results. The Company purchases most of its crude oil from international markets through agents.

Please refer to “Review of the Company’s operations during the Reporting Period” in Section II Management Discussion and Analysis of this chapter for details of the crude oil procurement of the Company in 2017.

(4)	Sales of products

1.	Sales model

The Company’s sales models are mainly direct sales and agency sales. The products are mostly sold to large trading companies and industrial users, including Sinopec Group and its designated clients. The Company has established long-term relationships with these clients.

2.	Pricing strategy and change in prices of major products

Most of the products of the Company are sold at market price. However, sales of the Company’s major petroleum products (gasoline, diesel and jet fuel) are also subject to different extent of government pricing (guided-price).

The prices of products of the Company that are not subject to price control are fixed with reference to the market price in the main chemical products market of Shanghai and other places in China. The Company keeps monitoring major international commodity markets, especially the price trend in Southeast Asian markets. In most cases, the Company revises product prices monthly while more frequent price revisions will be made during periods of intense price fluctuations.

3.	Basic information of main businesses of the Company by industry segment

Please refer to “Comparison and analysis of results of the Company’s operations” in Section II Management Discussion and Analysis of this chapter for basic information of main business of the Group by industry segment.

4.	Basic information of main businesses of the Company by sales channel

		Unit: RMB’000
Sales Channel	Revenue	Year-on-year increase/decrease in revenue (%)
Direct sales	58,740,961	3.74
Agency sales	32,822,162	58.20

5.	Basic information of joint products, side products, semi-finished products, waste, residual heat utilization products during the production process of the Company

The Company owns a power plant which provides power and steam resources mainly to the Company while the surplus is sold to external parties. In 2017, the Company sold 674 million kilowatt-hour of power, generating revenue of RMB427 million, and sold 614,000 giga joules of steam, generating revenue of RMB53.40 million.

(5)	Environmental protection and safety

1.	Major safety production accident of the Company during the Reporting Period

Nil.

2.	Environmental protection investment of the Company during the Reporting Period

Unit: RMB100 million
Environmental protection investment	Percentage of invested capital in operating revenue (%)
7.34	0.80

Report of the Directors (continued)

Section IV Major Events

(1)	Plan for profit distribution of ordinary shares or capital reserve capitalization

1.	Cash dividend policy and its formulation, implementation or adjustment

In 2016, the Company made amendments to its cash dividend policy in the Articles of Association of Sinopec Shanghai Petrochemical Company Limited (the “Articles of Association”) and its appendices. The proposed amendments to the Articles of Association were considered and approved at the annual general meeting of 2015 held on 15 June 2016. According to Article 207 of the Articles of Association currently in force:

1.	The Company should place emphasis on delivering reasonable return on investments to the investors. The Company shall pay due attention to the opinions of minority shareholders through various channels when allocating its profits. The profits distribution policy of the Company shall be consistent and stable, taking into account the long-term interests of the Company, the overall interests of all shareholders and the Company’s sustainable development.

2.	The Company may distribute dividends in the following forms: cash, shares or other forms permitted by laws, administrative rules, regulations of competent authorities and regulatory provisions in the place where the Company’s shares are listed. The Company shall give priority to the distribution of dividends in cash. The Company may make interim dividends distribution.

3.	The Company shall distribute cash dividends when the Company’s net profit and retained earnings, in separate financial statement, are positive and the Company has adequate cash inflows over the requirements of cash flows for its operation and sustainable development. The cash dividends per annum should not be less than thirty (30) percent of the net profit of the Company in the current year.

4.	The Company may adjust its profits distribution policy referred to in sub-paragraphs (2) and (3) of this Article in case of war, natural disasters or other force majeure, or where changes to the external environment of the Company result in material impact on the production and operation of the Company, or where there are significant changes in the Company’s own operations or financial conditions, or where the Company’s board of directors considers it necessary. Independent directors shall issue independent opinions on the adjustment of the profits distribution policy whilst the board of directors shall discuss the rationality of such adjustment in detail and form a resolution which shall be submitted to shareholders’ meeting for approval by way of special resolution. The convening of the shareholders’ meeting shall comply with regulatory provisions in the place where the Company’s shares are listed.

5.	The management of the Company shall formulate the annual profits distribution plan and submit such plan to the board of directors for consideration. Independent directors shall issue independent opinions on such plan and the board of directors shall form a resolution which shall be submitted for approval by shareholders’ meeting. If the conditions for the distribution of cash dividends have been satisfied and the Company does not propose a cash dividends distribution plan or does not propose such plan in compliance with the sub-paragraph (3) of this Article, independent directors shall issue independent opinions whilst the board of directors shall give specific explanation regarding such arrangement and form a resolution which shall be submitted to shareholders’ meeting for approval and make relevant disclosures. The plan for half-yearly dividends distribution of the Company shall comply with Article 215 of the Articles of Association.

2.	Plan for profit distribution or capitalisation of capital reserves for the Reporting Period

In 2017, the net profit attributable to equity shareholders of the Company amounted to RMB6,141,558,000 under CAS (net profit of RMB6,143,222,000 under IFRS). According to the 2017 profit distribution plan approved by the Board on 20 March 2018, the Board proposed to distribute the Final Dividend based on the total number of issued shares of the Company as at the record date for distributing dividend. The 2017 profit distribution plan will be implemented subject to approval of AGM. The date and time of the AGM and book closure arrangement will be announced later. The notice of the AGM will be announced separately in accordance with the provisions of Articles of Association of the Company. The notice of the AGM, the accompanying circular and proxy form will be despatched to holders of H shares in accordance with Hong Kong Listing Rules.

Subject to the passing of the resolution by the shareholders of the Company at the AGM, the Final Dividend is expected to be distributed on or around Friday, 13 July 2018 to shareholders whose names appear on the register of members of the Company’s H shares at the close of business on Tuesday, 26 June 2018. The Final Dividend is denominated and declared in Renminbi. The Final Dividend payable to the holders of the Company’s A shares shall be paid in Renminbi while those payable to the holders of the Company’s H shares shall be paid in Hong Kong dollars. The amount of Hong Kong dollars payable shall be calculated on the basis of the average closing exchange rates for Hong Kong dollars as announced by the Foreign Exchange Trading Centre of the PRC one calendar week prior to the approval of the Final Dividend at the AGM.

The Company is expected to close the register of members of the Company’s H shares from Thursday, 21 June 2018 to Tuesday, 26 June 2018 (both days inclusive), during which period no transfer of H shares will be registered in order to confirm the shareholders’ entitlement to receive the Final Dividend. The holders of the Company’s H shares who wish to receive the Final Dividend should lodge the transfer documents and relevant share certificates with the Company’s H shares share registrar, Hong Kong Registrars Limited, at Room 1712-1716, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong on or before 4:30 p.m. on Wednesday, 20 June 2018.

Report of the Directors (continued)

The record date for dividend distribution, distribution procedures and time for the distribution of dividends applicable to holders of the Company’s A shares will be announced separately.

3.	Plan or scheme of dividends distribution of ordinary shares, plan or scheme of capitalization of capital reserves of the Company in the past three years (including the Reporting Period)

					Unit: RMB’000
Year of dividend payment	Amount of bonus shares for every 10 shares (share)	Amount of dividend for every 10 shares (RMB) (including tax)	Amount of capitalization for every 10 shares (share)	Amount of cash dividend (including tax)	Net profit attributable to shareholders of ordinary shares of the listed company in the consolidated statement for the year	Percentage of net profit attributable to shareholders of ordinary shares of the listed company in the consolidated statement (%)
2017	0	3.0	0	3,247,144.05	6,141,558	52.87
2016	0	2.5	0	2,700,000	5,955,576	45.34
2015	0	1	0	1,080,000	3,245,849	33.27

(2)	Fulfilment of undertakings

1.	Undertakings made by the de facto controller, shareholders, connected parties and purchasers of the Company and the Company itself during the Reporting Period or continuing up to the Reporting Period

Undertakings about share reform

The Company disclosed The Explanatory Memorandum for the Share Reform Scheme of the Company (the Revised Draft) on 20 June 2013, in which the Company’s controlling shareholder, Sinopec Corp., made the following major undertakings that continued up to the Reporting Period:

Sinopec Corp. shall continue to support the development of the Company upon the completion of the share reform scheme, and shall use the Company as a platform for the development of related businesses in the future.

For details, please refer to “The Explanatory Memorandum for the Share Reform Scheme of the Company” (the Revised Draft) (Full Version) published in Shanghai Securities News and China Securities Journal on 20 June 2013, as well as the relevant announcements uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The share reform scheme was reviewed and approved at the A shares shareholders’ meeting held on 8 July 2013. After the implementation of the share reform scheme on 20 August 2013, the Company’s A shares resumed trading, and non-circulating shares previously held by non-circulating shares shareholders attained the right of circulation. For details of the implementation of the share reform scheme, please refer to the “Implementation Report of Sinopec Shanghai Petrochemical Company Limited Share Reform Scheme” published in China Securities Journal and Shanghai Securities News on 14 August 2013 and the relevant announcement uploaded to the websites of the Shanghai Stock Exchange and the Hong Kong Stock Exchange.

With regard to the aforementioned undertakings, the Company did not notice any violation in fulfilling the above undertakings by Sinopec Corp.

(3)	Events regarding capital occupation and repay during the Reporting Period

Nil.

Report of the Directors (continued)

(4)	Explanation on the reasons and impact for the Company’s changes in accounting policies, accounting estimates, or correction of previous significant accounting errors

New standards adopted by the Company and revision and explanation of the standards

The Group has first adopted the following standards for financial statements prepared according to International Financial Reporting Standards for the financial year started on 1 January 2017. The following standards had no major affect to the Company.

Amendments to IAS 7	“Statement of Cash Flows”
Amendment to IAS 12	“Income Taxes”
Amendment to IFRS 12	“Disclosure of Interests in Other Entities”

No other standards or interpretation revisions with major impact on the Group’s combined financial statements was first effective for the financial year started on 1 January 2017.

(5)	Appointment and dismissal of auditors

During the Reporting Period, the Company did not change the auditors.

Details of the auditors appointed by the Company during the Reporting Period and the appointment details are as below:

Unit: RMB Yuan
Current
Name of the domestic auditors	PricewaterhouseCoopers Zhong Tian LLP
Remuneration of the domestic auditors	4,950,000
Duration of audit of the domestic auditors	3 Years
Name of the international auditors	PricewaterhouseCoopers
Remuneration of the international auditors	3,000,000
Duration of audit of the international auditors	3 Years

(6)	Material litigation or arbitration

The Company was not involved in any material litigation or arbitration during the year.

(7)	Punishment and Reprimand of the Listed Company and its Directors, Supervisors, Senior Management, Controlling Shareholders, De Facto Controller and Purchaser

Mr. Pan Fei, former independent non-executive Director, informed that he has received an Advance Notice of Administrative Penalties and Prohibition to Access the Market issued by the CSRC. The CSRC intended to issue a warning and impose a fine of RMB50,000 on Mr. Pan in relation to the suspected illegal acts of information disclosure of Jiangsu Yabaite Technology Co., Ltd. (“Yabaite”) during Mr. Pan’s tenure as an independent director of Yabaite. The above information has been set out in the announcement dated 29 June 2017. On 7 July 2017, Mr. Pan Fei tendered his resignation as an independent non-executive Director and Chairman of the Audit Committee and member of the Strategy Committee of the Board due to personal work arrangement. His resignation took effect upon the election of a new independent non-executive Director at the first extraordinary general meeting of the Company of 2017 held on 2 August 2017.

Save as disclosed above, during the Reporting Period, the Company and its Directors, Supervisors, senior management, controlling shareholder, de facto controller and purchasers had not been investigated, administratively punished, publicly criticized by the CSRC nor publicly censured by the stock exchanges.

(8)	Credit status of the Company and its controlling shareholder and de facto controller during the Reporting Period

During the Reporting Period, the Company and its controlling shareholder and de facto controller of the Company were not involved in any events regarding failure to perform obligations under a judgement of courts, nor have they had any relatively large amount of debts which have become due and outstanding.

Report of the Directors (continued)

(9)	Option Incentive Scheme

1.	Share Option Incentive Scheme has been disclosed in relevant announcement without further updates or changes since implementation

Summary	Index of enquiry
The 18th meeting of the Eighth Session of the Board considered and passed the “Resolution on the adjustment of peer benchmark enterprises of the A Shares Share Option Incentive Scheme of the Company”.	Published on 16 March 2017 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The “Resolution on the adjustment of peer benchmark enterprises of the A Shares Share Option Incentive Scheme of the Company” was considered and passed at the 2016 annual general meeting.	Published on 16 June 2017 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

The third meeting of the Ninth Session of the Board considered and passed the “Resolution in respect of adjustment to the participants list and the number of share options of the A Shares Option Incentive Scheme of Sinopec Shanghai”, the “Resolution in respect of adjustment to the exercise price of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the first exercisable period of share initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai”.	Published on 24 August 2017 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

Completion of the first exercisable period of the initial grant of share options	Published on 29 September 2017 in China Securities Journal, Shanghai Securities News, Securities Times and uploaded to the websites of the Shanghai Stock Exchange and the Company.

2.	Summary of Share Option Incentive Scheme

a.	Purpose of the scheme

The purpose of the Share Option Incentive Scheme is to further establish and improve its operational mechanism, establish and improve its incentive mechanism for members of the senior management, advocate the concept of sustainable development jointly achieved by the Company, its management team and key personnel, effectively incentivise its management team and key personnel, attract and retain talents, enhance its competitive position in the industry and its core competitiveness; and ensure the realisation of its development strategy and operational objectives.

b.	Eligible participants of the scheme

The eligible participants shall include the Directors, senior management members and key business personnel of the Company who have direct contributions to the overall results and sustainable development of the Company or have outstanding contribution. The participants of the initial grant under the Share Option Incentive Scheme included Directors, senior management and key business personnel but excluding independent non-executive Directors, Supervisors and Directors who do not concurrently hold senior management positions in the Company, substantial shareholders holding more than 5% of the shares and the de facto controllers of the Company, and their spouse and immediate family members.

c.	Underlying shares and incentive instrument

According to the Share Option Incentive Scheme, the underlying shares to be granted only involve the A shares issued by the Company. The Company will not issue any H shares upon the exercise of any option granted under the Share Option Incentive Scheme.

The incentive instrument of the Share Option Incentive Scheme is the granting of the share options. Within the exercisable period of the share options, each share option would entitle the holder to subscribe for one share of the Company’s A shares at a pre-determined exercise price if the exercising conditions and arrangements are met.

Report of the Directors (continued)

d.	Total number of securities for issue under the scheme and percentage of the issued share capital as at the date of the annual report

Under the Share Option Incentive Scheme, the total number of underlying shares to be granted shall not exceed 10% of the total share capital of the Company (10,800 million shares) nor exceed 10% of the total A-share capital of the Company (7,305 million shares). As at the annual report date, the total number of A shares share options granted but not exercised is 8,946,900, which is 0.08% of the total number of issued shares of the Company (10,823,813,500 shares). As at the date of this annual report, the total number of A share share options that can be granted under the Share Option Incentive Scheme is 691,740,000, which is 6.40% of the total number of issued shares of the Company (10,823,813,500 shares) as at the date of this annual report.

e.	Maximum entitlement of each participant under the scheme

Unless approved by the shareholders as a special resolution at a general meeting of the Company, the aggregate number of A shares to be acquired by each grantee through the Share Option Incentive Scheme and other effective share option schemes of the Company (if any) at any time shall not exceed 1% of the total A-share capital of the Company. On each grant, the estimated benefit upon exercise of the share options shall not exceed 30% of his/her total emolument (including the estimated benefit to be granted to each grantee upon exercise of the share options) at the grant date.

f.	Exercisable period

The exercisable period for the share options shall be three years, commencing from the expiry of the two-year period after the date of grant (“Grant Date”). Details of the arrangements for the exercise of the share options under the Share Option Incentive Scheme are as follows:

Stage	Arrangement	Exercise Ratio Cap
Grant Date	determined by the Board upon fulfillment of the conditions for grant under the Share Option Incentive Scheme	—
1st Exercisable Period	commencing on the first trading day upon the expiry of the 24-month period following the Grant Date and ending on the last trading day preceding the expiry of the 36-month period following the Grant Date	40%
2nd Exercisable Period	commencing on the first trading day after the expiry of the 36-month period following the Grant Date and ending on the last trading day preceding the expiry of the 48-month period following the Grant Date	30%
3rd Exercisable Period	commencing on the first trading day after the expiry of the 48-month period following the Grant Date and ending on the last trading day preceding the expiry of the 60-month period following the Grant Date	30%

If a participant is a Director or member of senior management of the Company, at least 20% of the total number of share options granted to him/her shall not be exercisable until such participant passes the appraisal during his/her term of office.

g.	Vesting period

The vesting period for each grant under the Share Option Incentive Scheme shall not be less than two years.

h.	Amount, if any, payable on application or acceptance of the share option and the period within which payments or calls must be made or repayment of loans for such purposes must be made

Nil.

Report of the Directors (continued)

i.	Basis of determining the exercise price

A.	The exercise price under the initial grant

The exercise price under the initial grant shall not be lower than the highest of the followings:

I.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the proposal of the Share Option Incentive Scheme, which was RMB3.29 per share;

II.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the proposal of the Share Option Incentive Scheme, which was RMB3.27 per share; and

III.	RMB4.20 per share. In June 2013, Sinopec Corp. undertook in the Company’s share reform that it would propose to the Board a share option scheme which complied with the relevant systems of the SASAC and the CSRC, with an initial exercise price of the share options not lower than RMB6.43 per share (if there is occurrence of any ex-dividend event before the release of the draft share option scheme, the price should be adjusted accordingly). As the Company carried out its 2013 half-year cash dividend plan, capitalisation of capital funds and surplus reserves plan in December 2013, and 2013 annual cash dividend plan in July 2014, the aforesaid initial exercise price of the share options, i.e. no less than RMB6.43 per share, was adjusted to RMB4.20 per share.

Accordingly, the exercise price under the initial grant is RMB4.20 per share.

B.	The exercise price under further grants

The exercise price under each proposed grant (other than the initial grant) shall be the higher of the followings:

I.	the closing price of the A shares of the Company on the trading day immediately before the date of announcement on the summary of the draft proposal for each grant; and

II.	the average closing price of the A shares of the Company for the 30 trading days immediately before the date of announcement on the summary of the draft proposal for each grant.

C.	Adjustment of the exercise price

If, during the period from the date of the announcement of the Share Option Incentive Scheme or the proposed grant until the expiration of the validity period of the share options, in the event of capitalisation of capital reserves, distribution of bonus shares, subdivision of shares, allotment of shares, reduction of shares, or payment of dividend, an adjustment to the exercise price shall be made in accordance with the relevant provisions of the Share Option Incentive Scheme.

j.	Remaining life of the scheme

The Share Option Incentive Scheme has been effective since 23 December 2014 with a validity period of ten years up to 22 December 2024.

3.	Share Option Incentive Scheme of the Company

(1)	Date and number of the initial grant

Grant Date: 6 January 2015

Number of grantees: 214 persons

Number of share options granted: 38,760,000

(2)	The status of the first exercise of share options under the initial grant

Exercise date: 29 August 2017

Number of exercisable share options: 14,212,500

Number of share options lapsed during the Reporting Period: 5,228,900

Number of share options exercised: 14,176,600

Date of completion of registration formalities for newly increased stocks: 27 September 2017

Number of people exercised the share options: 199

Exercise price: RMB3.85/share

Report of the Directors (continued)

(3)	Outstanding share options of Directors, chief executive and substantial shareholder as at the end of the Reporting Period

As at the end of the Reporting Period, the total number of outstanding A shares share options held by the four persons, including Vice Chairman and Vice President Mr. Gao Jinping, Director and Vice President Mr. Jin Qiang, Director, Vice President and Secretary to the Board Mr. Guo Xiaojun and Vice President Mr. Jin Wenmin were 966,000 A shares share options. Former Director, Vice President and Chief Financial Officer Mr. Ye Guohua resigned on 26 January 2017. Pursuant to the Share Option Incentive Scheme, the 430,000 A shares share options granted to him but not exercised have lapsed. Former Chairman and President Mr. Wang Zhiqing resigned on 4 December 2017. Pursuant to the Share Option Incentive Scheme, the 300,000 A shares share options granted to him but not exercised have lapsed. Please refer to part (3) “Shares options held by the Directors, Supervisors and senior management during the Reporting Period” on page 31 for details.

(4)	Outstanding share options granted to employees other than the persons mentioned in item (3)

At the beginning of the Reporting Period, the total number of outstanding A shares share options held by the Company’s key business personnel was 35,970,000.

During the Reporting Period, a total of 13,332,600 A shares share options had been exercised by the Company’s key business personnel during the first exercisable period.

During the Reporting Period, a total of 4,498,900 A shares share options granted to the Company’s key business personnel had been lapsed due to job transfer and resignation of the participants.

At the end of the Reporting Period, the number of outstanding A shares share options held by the Company’s key business personnel was 18,138,500.

(5)	Exercise price of the initial grant and exercise price adjustment

According to the principle disclosed by the Company on the determination of exercise price, the exercise price of the initial grant was RMB4.20 per share (in the event of dividends payment, capitalisation of capital reserves, bonus issue, subdivision or reduction of shares or allotment of shares during the validity period, the exercise price shall be adjusted according to the Share Option Incentive Scheme). On 15 June 2016, the 2015 annual profit distribution plan was considered and passed at the Company’s 2015 annual general meeting, whereby cash dividend of RMB1.00 was paid for each 10 shares. On 15 June 2017, the 2016 annual profit distribution plan was considered and passed at the Company’s 2016 annual general meeting, whereby cash dividend of RMB2.50 was paid for each 10 shares and the exercise price was adjusted to RMB3.85 per share accordingly.

(6)	Validity of and exercise arrangements for the initial grant

The share options shall be exercisable within five years from the date of the grant, subject to the exercise arrangements. For the related regulations, please refer to paragraph f. “Exercisable Period” above.

(7)	Update on the Share Options Incentive Scheme up to the date of this annual report

At the sixth meeting of the Ninth Session of the Board of the Company held on 8 January 2018, “Resolution in respect of adjustment to the participants list and the number of share options of the A Shares Share Option Incentive Scheme of Sinopec Shanghai” and “Resolution in respect of determination of the exercise date and fulfillment of exercise conditions for the second exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of Sinopec Shanghai” were considered and passed. The A shares share options granted to 4 participants that have not been exercised lapsed due to their resignation and other reasons. The A shares share options granted but not exercised in the second exercisable period to 2 participants lapsed due to their failing to pass the performance assessment in 2016. The A shares share options held by 8 participants have lapsed after adjustment at the third meeting of the Ninth Session of the Board of the Company held on 23 August 2017, due to internal job transfer. A total of 820,700 A shares share options lapsed after the adjustment. The total number of A shares share options granted but not exercised was adjusted to 18,583,800. The number of participants in the second exercisable period was 185. The number of exercisable A shares share options in the second exercisable period was 9,636,900 and was fully exercised. The Company completed the registration of the newly issued A shares of 9,636,900 on 14 February 2018, after which the number of the Company’s issued shares increased to 10,823,813,500 shares. As at the date of this annual report, the number of issued shares of the Company is 10,823,813,500 shares. After the second exercise of the A shares share options, the total number of A shares share options granted but not exercised is 8,946,900.

Save as disclosed herein and in the aforesaid relevant announcements, no A shares share options were granted pursuant to the Share Option Incentive Scheme or exercised by any grantees or cancelled or lapsed during the Reporting Period.

Report of the Directors (continued)

(10)	Major connected transactions

1.	Connected transactions in relation to daily operations

During the Reporting Period, pursuant to the Mutual Product Supply and Sales Services Framework Agreement entered into with the controlling shareholder of the Company on 23 August 2016, Sinopec Corp., and the de facto controller, Sinopec Group, the Company purchased raw materials from Sinopec Group, Sinopec Corp. and their associates and sold petroleum products and petrochemicals and leased properties to Sinopec Corp. and its associates, and Sinopec Corp. and its associates provided agency sales services for petrochemical products to the Company. Pursuant to the Comprehensive Services Framework Agreement entered into with the Company’s de facto controller Sinopec Group on 23 August 2016, the Company obtained construction and installation, engineering design, petrochemical industry insurance and financial services from Sinopec Group and its associates. The transactions under the abovementioned Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules and constituted ongoing connected transactions under the Shanghai Listing Rules. The Company disclosed the two agreements and the respective continuing connected transactions (i.e. ongoing connected transactions, same below) under the agreements in an announcement dated 23 August 2016 and a circular dated 2 September 2016. These two agreements and the respective continuing connected transactions under the agreements together with the associated annual caps from 2017 to 2019 were considered and approved at the first extraordinary general meeting for 2016 held on 18 October 2016.

During the Reporting Period, the relevant continuing connected transactions were conducted in accordance with the terms of the Mutual Product Supply and Sales Services Framework Agreement and the Comprehensive Services Framework Agreement. The transaction amounts of the relevant connected transactions did not exceed the caps in relation to the respective continuing connected transactions approved at the first extraordinary general meeting for 2016.

The table below sets out the amounts of the continuing connected transactions of the Company with Sinopec Corp. and Sinopec Group during the Reporting Period:

			Unit: RMB’000
Connected transactions	Connected parties	Annual cap for 2017	Transaction amount during the Reporting Period	Percentage of the transaction amount of the same type of transaction (%)
Mutual Product Supply and Sales Services Framework Agreement
Purchases of raw materials	Sinopec Group, Sinopec Corp. and their associates	63,257,000	43,3414,163	66.24%
Sales of petroleum products and petrochemical products	Sinopec Corp. and its associates	82,507,000	48,947,814	53.20%
Property leasing	Sinopec Corp. and its associates	36,000	28,368	60.75%
Agency sales of petrochemical products Sinopec	Sinopec Corp. and its associates	195,000	116,616	100.00%
Comprehensive Services Framework Agreement
Construction, installation and engineering design services	Sinopec Group and its associates	1,788,000	172,666	11.89%
Petrochemical industry insurance services	Sinopec Group and its associates	140,000	126,405	97.18%
Financial services	Sinopec Group and its associates	200,000	5,147	1.92%

On 5 December 2016, the Company entered into an asset leasing agreement (the “Lease Agreement”) with Baishawan branch of Sinopec Petroleum Reserve Company Limited (the “Baishawan Branch”), a wholly-owned subsidiary of the Company’s de facto controller Sinopec Group. Pursuant to the Lease Agreement, the Company rents the oil tanks and ancillary facilities from the Baishawan Branch at an annual rent up to RMB53,960,000 (exclusive of VAT), with the leasing period from 1 January 2016 to 31 December 2018. The Lease Agreement was considered and approved at the 16th meeting of the eighth session of the Board on 24 November 2016. Related announcements were published on the official websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on “Shanghai Securities News” and “China Securities Journal” on 25 November 2016. During the Reporting Period, the Company incurred leasing cost of RMB53,960,000.

Report of the Directors (continued)

On 27 April 2017, the Company considered and approved at the 19th meeting of the Eighth Session of the Board to give up its pre-emptive rights in acquiring the 50% equity interests in Shanghai SECCO held by BP Chemical East China Investment Company Limited (“BP East China”). Sinopec Corp. intended to acquire the above equity interests through its subsidiary, Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd (“Sinopec Shanghai Gaoqiao”). Shanghai SECCO is a joint venture company of the Company, Sinopec Corp. and BP East China. Sinopec Corp. is a connected party of the Company. The Company’s waiver of its pre-emptive rights to acquire the equity interests in the co-invested company with the connected party constituted a connected transaction under the Shanghai Listing Rules (“The Connected Transaction”). The Connected Transaction did not constitute a connected transaction under the Hong Kong Listing Rules. On 15 June 2017, the Company considered and passed The Connected Transaction at its 2016 annual general meeting. Related announcements were published on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company, as well as on Shanghai Securities News, China Securities Journal and Securities Times on 28 April 2017 and 16 June 2017, respectively.

The transactions between the Company and Sinopec Group, Sinopec Corp. and their associates as disclosed in Note 30 to the financial statements prepared under IFRS in the 2017 annual report of the Company constituted continuing connected transactions under Chapter 14A of the Hong Kong Listing Rules. The above-mentioned continuing connected transactions have been disclosed in accordance with Chapter 14A of the Hong Kong Listing Rules.

2.	Connected parties’ liabilities

Unit: RMB’000
			Funds provided to		Funds provided by connected parties to
Connected party	Connected relationship		connected parties		the listed company
		Balance as at the beginning of the period	Transaction amount	Balance as at the end of the period	Balance as at the beginning of the period	Transaction amount	Balance as at the end of the period
Sinopec Corp., its subsidiaries, joint ventures and associates & Sinopec Group and its subsidiaries	Controlling shareholder, de facto controller and their related parties	179	(0)	179	71,924	(11,469)	60,455

Note 1:	The period-end balance of the funds provided by the Group to the connected parties was mainly unsettled receivables arising from the provision of services and pipeline leases to Sinopec Corp., its subsidiaries and associates;
Note 2:	The period-end balance of the funds provided by the connected parties to the Group was mainly unsettled payables arising from the provision of construction, installation and engineering design services by Sinopec Group and its subsidiaries.

The prices of the continuing connected transactions conducted by the Company with Sinopec Group, Sinopec Corp. and their associates were determined, upon negotiations between both parties, on the basis of (i) state tariffs, (ii) state guidance prices; or (iii) market prices. Such connected transactions were entered into in line with the Company’s production and operational needs. Accordingly, the aforementioned continuing connected transactions did not have a significant adverse impact on the Company’s independence.

Independent Non-executive Directors of the Company have reviewed the continuing connected transactions of the Group and confirmed that:

The above continuing connected transactions have been entered into in the ordinary and usual course of business of the Company;

The above continuing connected transactions have been entered into on normal commercial terms or better;

The above continuing connected transactions have been entered into according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company’s shareholders as a whole; and

The transaction amounts of the above continuing connected transactions during the Reporting Period were within the annual caps.

3.	The international auditor of the Company, PricewaterhouseCoopers, was engaged to report their conclusions regarding the above continuing connected transactions of the Company to the Board in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information”, with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditors has, in accordance with Chapter 14A.56 of the Hong Kong Listing Rules came to the conclusion that:

Nothing has come to their attention that causes them to believe that the disclosed continuing connected transactions have not been approved by the Board;

For transactions involving the provision of goods or services by the Group, nothing has come to their attention that causes them to believe that the transactions were not, in all material respects, in accordance with the pricing policies of the Group;

Nothing has come to their attention that causes them to believe that the transactions were not entered into, in all material respects, in accordance with the relevant agreements governing such transactions; and

Report of the Directors (continued)

With respect to the aggregate amount of each of the continuing connected transactions, nothing has come to their attention that causes them to believe that the amount has exceeded the annual cap set by the Company as disclosed in the announcements in respect of each of the continuing connected transactions.

(11)	Material contracts and their performance

1.	Entrustments, sub-contracts and lease arrangements

During the Reporting Period, the Company had no entrustments, sub-contracts or lease arrangements that generated 10% or more (including 10%) of the gross profit of the Company for the period.

2.	Guarantees

There were no guarantees provided by the Company during the Reporting Period.

3.	Entrusting others to conduct wealth management

Please refer to “Investment of the Company” in the section headed “Discussion and analysis of the Company’s operations” in Section II “Management Discussion and Analysis” of this chapter.

4.	Other major contracts

There were no major contracts of the Company during the Reporting Period.

(12)	The Company’s disclosure on the fulfillment of its corporate social responsibility

1.	Fulfillment of corporate social responsibility

For the Company’s performance of corporate social responsibility in 2017 and the Company’s 2017 Environmental, Social and Governance Report, please refer to the “2017 Corporate Social Responsibility Report of Sinopec Shanghai Petrochemical Company Limited” published by the Company on the websites of the Shanghai Stock Exchange, the Hong Kong Stock Exchange and the Company.

2.	Environmental protection situation of key pollutant-discharging companies and their subsidiaries as announced by the Ministry of Environmental Protection

The Company is one of the contaminating enterprises under Intensive Monitoring and Control by the State proclaimed by the Ministry of Environmental Protection. According to Measures for Self-Monitoring and Information Disclosure by the Enterprises subject to Intensive Monitoring and Control of the State (Trial Implementation) (國家重點監控企業自行監測及信息公開辦法（試行）), the Company has disclosed to the public on the website of the Shanghai Environmental Protection Bureau the sites of the source of pollution, pollutant types and concentration of pollution which are subject to intensive monitoring and control of the State.

The Company, as a manufacturing enterprise in the petrochemical industry, consistently places environmental protection as its priority. It continues to receive ISO14001 Environmental Management System Certification. In January 2013, it received certifications from the Shanghai Audit Center of Quality including quality (GB/T 19001: 2008), environment (GB/T 24001: 2004) and occupational health and safety (GB/T28001: 2011). On 26 October 2016, the continued use of the title “All-China Environmentally Friendly Enterprise”（「中華環境好友企業」）was approved.

In 2017, the Company adopts the development concepts including innovation, coordination, green, open and sharing, implementing green low-carbon strategy and environmental-friendly new normal. The Company persistently promotes the comprehensive implementation of environmental protection in Jinshan District, the 6th 3-year environmental protection program and continues emission reduction of VOCs. The Company also adopts various emission reduction measures and improves economic efficiency, environmental efficiency and social efficiency at the same time. The Company also established the environmental protection standard of the “Three Simultaneous Activities” for construction projects to keep on improving level of environmental protection.

In 2017, the Company actively adopts environmental protection projects and lifts the standard of environmental protection. Meanwhile, the Company promotes the implementation of“Refining Sulphur Machine Transformation” and “Re-heating Machine Transformation”. In 2017, total emission volume of sulfur dioxide and nitrogen oxides reduces by 23.02% and 17.64% year-on-year respectively.

In 2017, both the compliance rate on waste water and waste gas emission was 100%, and all hazardous wastes were disposed of properly with a rate of 100%. The Company comprehensively implements LDAR work and continues emission reduction of VOCs, to ensure meeting the emission reduction standard set by Shanghai Environmental Protection Bureau. In 2017, the Company detected a total of 1,484,399 sealing points, while the number of leaking points is 3,050. The Company repaired 2,990 of leaking points, achieving a repair rate of 98%.

In 2017, the Company handed in a discharging fee of RMB10.925 million to Shanghai Environmental Protection Bureau.

In 2017, the Company was given 19 penalties regarding environmental protection matters, which involves a total fine of RMB3.34 million. Major reasons of penalty include insufficient control over the operation of environmental protection facilities, inadequate control over on-site hazardous waste management, ineffective control of on-site discharge of production facilities, and also ineffective implementation of regular inspections and prompt restoration of LDAR work.

Report of the Directors (continued)

3.	Environmental Impact Assessment and Other Environmental Protection Administrative Licensing of Construction Projects

According to relevant requirements of national and local governments such as the “Environmental Impact Assessment Law” and “Classification Management List for Construction Project Environmental Impact Assessment”, the Company actively promoted the environmental impact assessment of projects such as petrol quality upgrading and environmental protection projects, and the risk rectification projects of waste catalyst warehouses in 2017. At the same time, in accordance with the latest requirements of relevant laws and regulations of the PRC and Shanghai, the environmental protection acceptance technical specifications for construction projects, construction project environmental impact reports (forms) and approval decisions, the Company adjusted the acceptance process of construction projects in a timely manner. The Company initiated and completed the acceptance for several projects, such as management of hidden dangers of refined oil pipeline between SPC and Chenshan, diesel upgrading project of 2# diesel oil hydrogenation plant, and desulfurization and denitrification of boilers in the olefins unit. The Company also initiated the post-evaluation work based on the “Administrative Measures on Post-Evaluation of Environmental Impacts of Construction Projects (Trial)”. At present, the fine chemicals department, the environmental water department and the sales department have completed the preparation of the post-evaluation report.

According to the requirements of the Ministry of Environmental Protection, the Shanghai Municipal Environmental Protection Bureau and the Sinopec Group’s Notice on the Application for Pollutant Emission Permits, the Company obtained the sewage discharge licenses issued by the Shanghai Municipal Environmental Protection Bureau on 29 June 2017 and 31 December 2017 respectively. Licenses (thermal power industry, petrochemical industry) are valid from 1 January 2018 to 31 December 2020.

4.	Emergency response plan for emergent environmental incidents

According to the “Administrative Measures for Emergency Preparedness for Environmental Incidents of Enterprises and Institutions (Trial)” of the Ministry of Environmental Protection and the requirements for the filing of environmental emergency response plans by the Shanghai Municipal Environmental Protection Bureau, the Company launched the surveys for its risk information and environmental emergency resources and assessed the risk of environmental incidents. The Company completed the preparation and expert review of the “Comprehensive Emergency Response Plan for Environmental Emergencies”, and filed a report to the Shanghai Municipal Environmental Protection Bureau on 29 December 2016. The Company’s overall plan includes 11 areas, such as “corporate profile”, “emergency organization system and responsibility”, “environmental risk analysis”, “internal alarm mechanism” and “emergency response”, etc. The special emergency plan includes 6 preplans, including “special emergency plan for water environment risk”, “special emergency plan for long-distance pipeline leakage”, and “special emergency response plan for chemicals (including hazardous waste) leakage incident”. The Company also prepared 11 on-site precaution plans, including the contingency plan for on-site disposal of 1# and 2# polyethylene joint installations, polyolefin joint installation and ethylene glycol plants.

In 2017, the Company reassessed the major sources of environmental risk assessed in 2016 and finally determined that there were 6 major sources of environmental risk in 2017. At the same time, the Company carried out three drills, namely, “Baishawan tank 20# accident emergency drill”, “Chenjin pipeline leakage accident emergency joint exercise” and “tank leakage fire accident emergency disposal simulation drill”. These drills helped enhance the communication of the Company with Pinghu and Sinopec Pipeline Company, improved the scientificity of its emergency response system and plan, making it operable and providing reference for emergency handling of other installations.

5.	Environmental self-monitoring programme

In 2017, according to the “Regulations on Environmental Monitoring and Administration of China Petroleum & Chemical Corporation” and “Administrative Measures on Environmental Monitoring of Shanghai Petrochemical Corporation” the Company formulated the “2017 Shanghai Petrochemical Environmental Monitoring Plan”, which includes: Water Quality (Clear Water) the monitoring plan, atmospheric monitoring plan (atmosphere PM10, fugitive emission monitoring), exhaust gas monitoring plan, noise monitoring plan, radioactive instrument monitoring plan, water quality (sewage) monitoring plan, groundwater monitoring plan, etc. covering 7 parts of the Company’s wastewater. Monitoring of pollution sources such as sewage, waste gas, noise, and radioactivity, and monitoring of environmental quality such as atmospheric and groundwater, and daily environmental monitoring, according to the monitoring plan.

(13)	Equity-linked agreements

Apart from the Share Option Incentive Scheme disclosed in item (9) under Section IV “Major Events” of this chapter, the Company does not have any equity-linked agreements during the year.

(14)	Tax rate

The income tax rate currently applicable to the Company is 25% (2016: 25%).

(15)	Deposits

The Company did not have any entrusted deposits during the Reporting Period. As at 31 December 2017, the Group did not have any term deposits which could not be collected upon maturity.

(16)	Reserves

Details of changes in reserves are set out in note 25 to the consolidated financial statements prepared under IFRS.

(17)	Financial summary

A summary of the results, total assets, total liabilities and shareholders’ equity of the Group as at 31 December 2017 are set out on page 6 of this annual report.

Report of the Directors (continued)

(18)	Bank loans and other borrowings

Details of bank loans and other borrowings of the Company and the Group for the year ended 31 December 2017 are set out in note 27 to the consolidated financial statements prepared under IFRS.

(19)	Interest capitalized

Details of interest capitalized during the year are set out in note 9 to the consolidated financial statements prepared under IFRS.

(20)	Property, plant and equipment

Changes in property, plant and equipment during the year are set out in note 15 to the consolidated financial statements prepared under IFRS.

(21)	Purchase, sale and redemption of the Company’s securities

During the Reporting Period, the Group did not purchase, sell or redeem any of the Company’s listed securities.

(22)	Pre-emptive rights

According to the Articles of Association and the laws of the PRC, there is no pre-emptive rights which requires the Company to offer new shares to the existing shareholders of the Company in proportion to their shareholdings.

(23)	Donations

During the Reporting Period, the Company and its subsidiaries had not made any donations.

(24)	Tax relief

During the Reporting Period, the holders of listed securities of the Company were not entitled to tax relief due to the holding of listed securities of the Company in accordance with the PRC laws.

Section V Business review and outlook

Please refer to Section II “Management Discussion and Analysis” of this chapter for the business review of the Group for the year ended 31 December 2017 and the outlook for 2018.

Independent Auditor’s Report

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited

(Incorporated in the People’s Republic of China with limited liability)

Opinion

What we have audited

The consolidated financial statements of Sinopec Shanghai Petrochemical Company Limited (the “Company”) and its subsidiaries (the “Group”) set out on pages 150 to 242, which comprise:

•	the consolidated balance sheet as at 31 December 2017;

•	the consolidated income statement for the year then ended;

•	the consolidated statement of comprehensive income for the year then ended;

•	the consolidated statement of changes in equity for the year then ended;

•	the consolidated statement of cash flows for the year then ended; and

•	the notes to the consolidated financial statements, which include a summary of significant accounting policies.

Our opinion

In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at 31 December 2017, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of the Hong Kong Companies Ordinance.

Basis for Opinion

We conducted our audit in accordance with Hong Kong Standards on Auditing (“HKSAs”) issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group in accordance with the HKICPA’s Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code.

PricewaterCoopers, 22/F, Prince’s Building, Central, Hong Kong

T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Independent Auditor’s Report (continued)

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

A key audit matter identified in our audit is summarised as follows:

Key Audit Matter	How our audit addressed the Key Audit Matter

Net realisable value (NRV) of work in progress and finished goods

Refer to Notes 2.16 “Inventories”, 4 “Critical accounting estimates and assumptions” and 20 “Inventories” to the consolidated financial statements.

The Group is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finish goods by different processing procedures. Inventories are valued at the lower of cost and NRV.

As at 31 December 2017, the gross balances of work in progress and finished goods were RMB951,493 thousands and RMB1,265,964 thousands, against which provisions of RMB47,180 thousands and RMB19,270 thousands were set aside, respectively.

The NRVs is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes.

Determination of estimated selling prices requires significant management judgement, taking into consideration of historical selling prices and future market trend.

We focused on this area because of the magnitude of the amounts and the significance of management judgements involved.

We evaluated and tested the key control over the determination of estimated selling prices.

For selected goods that had been sold after 31 December 2017, we compared on a sample basis the actual selling prices against the estimated selling prices.

For other inventories:

–   for those goods of which selling prices were available in the domestic market, we performed independent research of the market price information and compared them against the estimated selling prices.

–   for those goods of which no selling prices were available in the domestic market, we compared the estimated selling prices against the recent selling prices. We also independently evaluated the future market trend factors which management considered in determining the estimated selling prices, including possible changes in market supplies, customer demands, technology developments, the relevant State tariffs and the State’s guidance prices by corroborating with public data or research information, checking subsequent outcomes of these factors and reference to our industry knowledge.

We assessed the reasonableness of the estimated costs to completion by comparing with the historical costs to completion for the similar inventories.

We found that management’s judgements in determining the NRV were supported by the evidence we gathered.

Other Information

The directors of the Company are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Independent Auditor’s Report (continued)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. We report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with HKSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with HKSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (Continued)

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is HON Chong Heng.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 20 March 2018

A.	Financial Statements Prepared Under International Financial Reporting Standards

Consolidated Income Statement

For the year ended 31 December 2017

		Year ended 31 December
	Note	2017 RMB’000	2016 RMB’000
Revenue	5	91,962,415	77,842,906
Taxes and surcharges		(12,744,088)	(11,906,438)

Net Sales		79,218,327	65,936,468
Cost of sales	10	(72,398,288)	(58,731,674)

Gross profit		6,820,039	7,204,794

Selling and administrative expenses	10	(535,259)	(546,087)
Other operating income	6	119,010	197,306
Other operating expenses	7	(21,379)	(24,275)
Other gains/(losses) - net	8	19,462	(53,882)

Operating profit		6,401,873	6,777,856

Finance income	9	268,379	137,302
Finance expenses	9	(61,047)	(53,617)

Finance income - net		207,332	83,685

Share of profit of investments accounted for using the equity method	19	1,243,693	916,754

Profit before income tax		7,852,898	7,778,295
Income tax expense	12	(1,698,739)	(1,796,822)

Profit for the year		6,154,159	5,981,473

Profit attributable to:
- Owners of the Company		6,143,222	5,968,466
- Non-controlling interests		10,937	13,007

		6,154,159	5,981,473

Consolidated Income Statement (continued)

For the year ended 31 December 2017

		Year ended 31 December
		2017		2016
	Note	RMB’000		RMB’000
Earnings per share attributable to owners of the Company for the year (expressed in RMB per share)
Basic earnings per share	13	RMB	0.569	RMB	0.553

Diluted earnings per share	13	RMB	0.568	RMB	0.552

The notes on pages 159 to 242 are an integral part of these consolidated financial statements.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Comprehensive Income

For the year ended 31 December 2017

		Year ended 31 December
		2017	2016
	Note	RMB’000	RMB’000
Profit for the year		6,154,159	5,981,473
Other comprehensive (loss)/income
Share of other comprehensive (loss)/income of investments accounted for using the equity method		(810)	18,213

Other comprehensive (loss)/income for the year, net of tax		(810)	18,213

Total comprehensive income for the year		6,153,349	5,999,686

Attributable to:
- Owners of the Company		6,142,412	5,986,679
- Non-controlling interests		10,937	13,007

Total comprehensive income for the year		6,153,349	5,999,686

The notes on pages 159 to 242 are an integral part of these consolidated financial statements.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Balance Sheet

As at 31 December 2017

		As at 31 December
		2017	2016
	Note	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayments and other assets	14	747,249	705,456
Property, plant and equipment	15	12,866,428	13,474,287
Investment properties	16	391,266	380,429
Construction in progress	17	1,001,118	717,672
Investments accounted for using the equity method	19	4,452,044	3,688,794
Deferred income tax assets	12	119,307	103,091

		19,577,412	19,069,729

Current assets
Inventories	20	6,597,598	6,159,473
Trade receivables	21	386,480	414,944
Bills receivable	21	1,090,479	1,238,620
Other receivables	21	83,551	165,798
Prepayments	21	228,269	165,804
Amounts due from related parties	21,30(c)	1,975,408	1,290,619
Cash and cash equivalents	22	7,504,266	5,440,623
Time deposits with financial institutions	23	2,000,000	—

		19,866,051	14,875,881

Total assets		39,443,463	33,945,610

Equity and liabilities
Equity attributable to owners of the Company
Share capital	24	10,814,177	10,800,000
Reserves	25	17,416,056	13,921,965

		28,230,233	24,721,965
Non-controlling interests		285,307	281,270

Total equity		28,515,540	25,003,235

Consolidated Balance Sheet (continued)

As at 31 December 2017

		As at 31 December
		2017	2016
	Note	RMB’000	RMB’000
Liabilities
Non-current liabilities
Deferred income	28	5,679	—

		5,679	—

Current liabilities
Borrowings	27	606,157	546,432
Financial liabilities at fair value through profit or loss	3	1,516	—
Advance from customers		470,865	462,992
Trade payables	29	1,908,457	2,123,904
Bills payable	29	—	5,000
Other payables	29	3,568,817	2,139,378
Amounts due to related parties	29,30(c)	3,731,687	3,044,304
Income tax payable		634,745	620,365

		10,922,244	8,942,375

Total liabilities		10,927,923	8,942,375

Total equity and liabilities		39,443,463	33,945,610

The notes on pages 159 to 242 are an integral part of these consolidated financial statements.

The consolidated financial statements on pages 150 to 158 were approved by the Board of Directors on 20 March 2018 and were signed on its behalf.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Changes in Equity

For the year ended 31 December 2017

		Attributable to owners of the Company
		Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2016		10,800,000	4,201,666	4,795,616	19,797,282	297,038	20,094,320

Profit for the year		—	—	5,968,466	5,968,466	13,007	5,981,473
Other comprehensive income		—	18,213	—	18,213	—	18,213

Total comprehensive income for the year		—	18,213	5,968,466	5,986,679	13,007	5,999,686

Dividends proposed and approved		—	—	(1,080,000)	(1,080,000)	—	(1,080,000)
Employees share option scheme	26	—	18,004	—	18,004	—	18,004
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(28,775)	(28,775)
Utilisation of safety production fund	25	—	(607)	607	—	—	—

Balance at 31 December 2016		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Consolidated Statement of Changes in Equity (continued)

For the year ended 31 December 2017

		Attributable to owners of the Company
		Share capital	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	Note	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at 1 January 2017		10,800,000	4,237,276	9,684,689	24,721,965	281,270	25,003,235

Profit for the year		—	—	6,143,222	6,143,222	10,937	6,154,159
Other comprehensive loss		—	(810)	—	(810)	—	(810)

Total comprehensive income for the year		—	(810)	6,143,222	6,142,412	10,937	6,153,349

Dividends proposed and approved	31	—	—	(2,700,000)	(2,700,000)	—	(2,700,000)
Employees share option scheme	25,26	—	(10,640)	—	(10,640)	—	(10,640)
Exercise of share option	25,26	14,177	62,319	—	76,496	—	76,496
Dividends paid by subsidiaries to non-controlling interests		—	—	—	—	(6,900)	(6,900)
Utilisation of safety production fund	25	—	(346)	346	—	—	—

Balance at 31 December 2017		10,814,177	4,287,799	13,128,257	28,230,233	285,307	28,515,540

The notes on pages 159 to 242 are an integral part of these consolidated financial statements.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Consolidated Statement of Cash Flows

For the year ended 31 December 2017

		Year ended 31 December
		2017	2016
	Note	RMB’000	RMB’000
Cash flows from operating activities
Cash generated from operations	32	8,784,496	8,479,057
Interest paid to related parties		—	(3,570)
Interest paid to third parties		(17,664)	(25,617)
Income tax paid		(1,706,014)	(1,268,100)

Net cash generated from operating activities		7,060,818	7,181,770

Cash flows from investing activities
Dividends received from joint ventures and associates		479,633	557,312
Interest received from related parties		5,147	232
Interest received from third parties		221,835	124,148
Net proceeds from disposal of property, plant and equipment	32	3,407	11,889
Net proceeds from disposal of joint ventures		10,339	—
Cash received from entrusted lending		88,000	106,000
Cash received from six-month time deposits		500,000	—
Cash payment of six-month time deposits		(2,500,000)	—
Cash payment of entrusted lending		(12,000)	(88,000)
Purchases of property, plant and equipment and other long-term assets from related parties		(172,154)	(205,775)
Purchases of property, plant and equipment and other long-term assets from third parties		(1,024,909)	(695,701)

Net cash used in investing activities		(2,400,702)	(189,895)

Consolidated Statement of Cash Flows (continued)

For the year ended 31 December 2017

		Year ended 31 December
		2017	2016
	Note	RMB’000	RMB’000
Cash flows from financing activities
Proceeds from borrowings from third parties		2,119,147	2,589,432
Proceeds from exercising share option incentive scheme		54,580	—
Repayments of borrowings to related parties		—	(370,000)
Repayments of borrowings to third parties		(2,059,422)	(3,743,000)
Dividends paid to the Company’s shareholders		(2,697,188)	(1,084,814)
Dividends paid by subsidiaries to non-controlling interests		(6,900)	(28,775)

Net cash used in financing activities		(2,589,783)	(2,637,157)

Net increase in cash and cash equivalents		2,070,333	4,354,718
Cash and cash equivalents at beginning of the year	22	5,440,623	1,077,430
Exchange (loss)/gain on cash and cash equivalents		(6,690)	8,475

Cash and cash equivalents at end of the year	22	7,504,266	5,440,623

The notes on pages 159 to 242 are an integral part of these consolidated financial statements.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Notes to the Consolidated Financial Statements

For the year ended 31 December 2017

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 as a joint stock limited company to hold the assets and liabilities of the production divisions and certain other units of Shanghai Petrochemical Complex (“SPC”), a state-owned enterprise. The Company was under the direct supervision of China Petrochemical Corporation (“Sinopec Group”) at that time.

The Company completed its initial public offerings in 1993. Its shares were listed on the Stock Exchange of Hong Kong Limited (“H shares”) and the New York Stock Exchange in the form of American Depositary Shares (“ADS”) on 26 July 1993, and were also listed on the Shanghai Stock Exchange (“ordinary A shares”) on 8 November 1993.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000, and Sinopec Corp. was the largest shareholder of the Company.

Pursuant to the “Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited” issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of “Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)” (“the Share Segregation Reform Resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From

20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

1	General information (continued)

The 15th meeting of the 7th term of Board of Directors was held on 28 August 2013 and the Company proposed and passed a resolution regarding interim cash dividend for the first half of 2013 and the conversion of share premium and surplus reserve to share capital. The resolution included a distribution of 5 shares and a cash dividend distribution of RMB0.5 (tax included) for every 10 shares based on the 7,200,000 thousands ordinary shares as at 30 June 2013. Among the 5 shares distributed, 3.36 shares were converted from share premium of RMB2,420,841 thousands and 1.64 shares were converted from surplus reserves of RMB1,179,159 thousands. The resolution were approved by the extraordinary general meeting of shareholders, A share class shareholders meeting and H share class shareholders meeting on 22 October 2013, respectively.

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees. As a result, ordinary A shares of 14,177 thousands were registered on 27 September 2017.

As at 31 December 2017, total shares of the Company were 10,814,177 thousands (31 December 2016: 10,800,000 thousands).

The Company and its subsidiaries (“the Group”) are principally engaged in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

These consolidated financial statements are presented in thousands of Renminbi Yuan (RMB), unless otherwise stated. These financial statements have been approved for issue by the Board of Directors on 20 March 2018.

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss, which are carried at fair value.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures

(a)	New and amended standards adopted by the Group

The following new and amended standards and interpretations are effective for the financial year beginning on 1 January 2017. None of them has a material impact on the Group.

•	Amendments to IAS 7, ‘Statement of cash flows’

•	Amendments to IAS 12, ‘Income taxes’

•	Amendment to IFRS 12, ‘Disclosure of interest in other entities’

There are no other amended standards or interpretations that are effective for the first time for this annual period that could be expected to have a material impact on the Group.

(b)	New standards and interpretations not yet adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2017 Reporting Periods and have not been early adopted by the Group. The Group’s assessment of the impact of these new standards and interpretations is set out below.

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and derecognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the whole of IAS 39. IFRS 9 introduces a new model for the recognition of impairment losses – the expected credit losses (ECL) model, which constitutes a change from the incurred losses model in IAS 39. IFRS 9 applies to all hedging relationships, with the exception of portfolio fair value hedges of interest rate risk. The new guidance better aligns hedge accounting with the risk management activities of an entity and provides relief from the more “rule-based” approach of IAS 39. IFRS 9 is effective for annual periods beginning on or after 1 January 2018 and the Group will apply the new rules retrospectively from 1 January 2018, with the practical expedients permitted under the standard. It is not expected to have any significant impact on the consolidated financial statement of the Group.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted (continued)

IFRS 15, ‘Revenue from contracts with customers’, establishes a comprehensive framework for determining when to recognize revenue and how much revenue to recognise through a 5-step approach. IFRS 15 provides specific guidance on capitalisation of contract cost and licence arrangements. It also includes a cohesive set of disclosure requirements about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers. The core principle is that a company should recognise revenue to depict the transfer of promised goods or services to the customer in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. IFRS 15 replaces the previous revenue standards: IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and the related Interpretations on revenue recognition: IFRIC 13 ‘Customer Loyalty Programmes’, IFRIC 15 ‘Agreements for the Construction of Real Estate’, IFRIC 18 ‘Transfers of Assets from Customers’ and SIC-31 ‘Revenue—Barter Transactions Involving Advertising Services’. IFRS 15 is effective for annual Reporting Periods beginning on or after 1 January 2018.

The application of HKFRS 15 may further result in the identification of separate performance obligations in relation to shipping service derived from oversea trading sales of the Group which could affect the timing of the recognition of revenue, from point in time to overtime going forward. The standard permits either a full retrospective or a modified retrospective approach for the adoption. Mandatory for financial years commencing on or after 1 January 2018. The Group intends to adopt the standard using the modified retrospective approach which means that the cumulative impact of the adoption will be recognised in retained earnings as of 1 January 2018 and that comparatives will not be restated.

IFRS 16, ‘Leases’, provides updated guidance on the definition of leases, and the guidance on the combination and separation of contracts. Under IFRS 16, a contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. IFRS 16 requires lessees to recognise lease liability reflecting future lease payments and a ‘right-of-use-asset’ for almost all lease contracts, with an exemption for certain short-term leases and leases of low value assets. The lessors accounting stays almost the same as under IAS 17 ‘Leases’. IFRS 16 is effective for annual Reporting Periods beginning on or after 1 January 2019.

The standard will affect primarily the accounting for the Group’s operating leases when the Group is as the leasee in those leases. As at the reporting date, the Group has non-cancellable operating lease commitments, as disclosed in Note 33(b). The Group is still evaluating the effects of the new standard on the other lease commitments with the lease term greater than one year and intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. At this stage, the Group does not intend to adopt the standard before its effective date.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosures (continued)

(b)	New standards and interpretations not yet adopted (continued)

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future Reporting Periods and on foreseeable future transactions.

2.2	Subsidiaries

2.2.1	Consolidation

A subsidiary is an entity (including a structured entity) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

(a)	Business combinations

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

The Group recognises any non-controlling interest in the acquiree on an acquisition-by-acquisition basis. Non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at either fair value or the present ownership interests’ proportionate share in the recognised amounts of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at their acquisition date fair value, unless another measurement basis is required by IFRS.

Acquisition-related costs are expensed as incurred.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(a)	Business combinations (continued)

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquiree is re-measured to fair value at the acquisition date; any gains or losses arising from such re-measurement are recognized in profit or loss.

Any contingent consideration to be transferred by the Group is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration that is deemed to be an asset or liability is recognized in accordance with IAS 39 in profit or loss. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within equity.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired, is recorded as goodwill. If the total consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the identifiable net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Intra-Group transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When necessary, amounts reported by subsidiaries have been adjusted to conform with the Group’s accounting policies.

(b)	Changes in ownership interests in subsidiaries without change of control

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions – that is, as transactions with the owners of the subsidiary in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying amount of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.2	Subsidiaries (continued)

2.2.1	Consolidation (continued)

(c)	Disposal of subsidiaries

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequent accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. It means the amounts previously recognized in other comprehensive income are reclassified to profit or loss or transferred to another category of equity as specified by applicable IFRSs.

2.2.2	Separate financial statements

Investments in subsidiaries are accounted for at cost less impairment. Cost includes direct attributable costs of investment. The results of subsidiaries are accounted for by the Company on the basis of dividend received and receivable.

Impairment testing of the investments in subsidiaries is required upon receiving a dividend from these investments if the dividend exceeds the total comprehensive income of the subsidiary in the period the dividend is declared or if the carrying amount of the investment in the separate financial statements exceeds the carrying amount in the consolidated financial statements of the investee’s net assets including goodwill.

Investments in joint ventures and associates are accounted for using the equity method of accounting.

2.3	Associates

An associate is an entity over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition. The Group’s investments in associates include goodwill identified on acquisition. Upon the acquisition of the ownership interest in an associate, any difference between the cost of the associate and the Group’s share of the net fair value of the associate’s identifiable assets and liabilities is accounted for as goodwill.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.3	Associates (continued)

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment. When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

The Group determines at each reporting date whether there is any objective evidence that the investment in the associate is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associate and its carrying value and recognizes the amount adjacent to “share of profit of investments accounted for using the equity method” in the income statement.

Profits and losses resulting from upstream and downstream transactions between the Group and its associates are recognized in the Group’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

Gain or losses on dilution of equity interest in associates are recognised in the income statement.

2.4	Joint arrangements

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11, investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.4	Joint arrangements (continued)

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors that makes strategic decisions.

2.6	Foreign currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in RMB, which is the Company’s functional and the Group’s presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in other comprehensive income as qualifying cash flow hedges and qualifying net investment hedges.

Foreign exchange gains and losses that relate to borrowings and cash and cash equivalents are presented in the income statement within “finance income or expenses”. All other foreign exchange gains and losses are presented in the income statement within “Other gains/(losses) – net”.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.7	Property, plant and equipment

Property, plant and equipment is stated at historical cost less depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their cost to their residual values over their estimated useful lives, as follows:

Buildings	12-40 years

Plant and machinery	12-20 years

Vehicles and other equipment	4-20 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each Reporting Period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (Note 2.11).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other gains/(losses) – net” in the income statement.

2.8	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less government grants that compensate the Company for the cost of construction, and impairment losses. Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges, during the period of construction. Construction in progress is transferred to property, plant and equipment when the asset is substantially ready for its intended use. No depreciation is provided in respect of construction in progress.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.9	Investment properties

Investment properties are properties which are owned or held under a leasehold interest either to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation and impairment losses (Note 2.11). Depreciation is provided over their estimated useful lives on a straight-line basis, after taking into account their estimated residual values. Estimated useful lives of the Group’s investment properties are 30-40 years.

2.10	Lease prepayments and other assets

Lease prepayments and other assets mainly represent prepayments for land use rights and catalysts used in production. These assets are carried at cost less accumulated amortisation and impairment losses. Lease prepayments and other assets are amortised on a straight-line basis over the respective periods of the rights and the estimated useful lives of the catalysts, as follows:

Land use rights	30-50 years

Patents	10-28 years

Catalyst	2-5 years

2.11	Impairment of non-financial assets

Intangible assets that have an indefinite useful life or intangible assets not ready to use are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.12	Financial assets

2.12.1	Classification

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also categorised as held for trading unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current.

(b)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for the amounts that are settled or expected to be settled more than 12 months after the end of the Reporting Period. These are classified as non-current assets. The Group’s loans and receivables comprise “trade receivables, bills receivable and other receivables” and “cash and cash equivalents” in the balance sheet (Note 2.17 and 2.18).

(c)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the Reporting Period.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.12	Financial assets (continued)

2.12.2	Recognition and measurement

Regular way purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are subsequently carried at amortised cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial liabilities at fair value through profit or loss” category are presented in the income statement within “Other gains/(losses) – net” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognised in the income statement as part of “other income” when the Group’s right to receive payments is established.

Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognised in “other comprehensive income”.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as “gains and losses from investment securities”.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of “other income”. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive payments is established.

2.13	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Company or the counterparty.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.14	Impairment of financial assets

(a)	Assets carried at amortised cost

The Group assesses at the end of each Reporting Period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the receivables or a group of receivables is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganisation, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.14	Impairment of financial assets (continued)

(b)	Financial assets classified as available for sale

The Group assesses at the end of each Reporting Period whether there is objective evidence that a financial asset or a group of financial assets is impaired.

For debt securities, if any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is reclassified from equity and recognised in profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available for sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed through the consolidated income statement.

For equity investments, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired. If any such evidence exists, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is reclassified from equity and recognised in profit or loss. Impairment losses recognised in the consolidated income statement on equity instruments are not reversed through the consolidated income statement.

2.15	Derivative financial instruments

Derivative financial instruments of the Group are foreign exchange forward contracts, which are not designated as hedges.

Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value.

Fair values are obtained from quoted market prices in active markets, including recent market transactions, and through the use of valuation techniques, including discounted cash flow models and options pricing models, as appropriate. All derivatives are carried as assets when fair value is positive and as liabilities when fair value is negative.

The best evidence of the fair value of a derivative at initial recognition is the transaction price (i.e., the fair value of the consideration given or received) unless the fair value of that instrument is evidenced by comparison with other observable current market transactions in the same instrument or based on a valuation technique whose variables include only data from observable markets. When such evidence exists, the Group recognizes profits (losses) on that day.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.16	Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress comprises raw materials, direct labour, other direct costs and related production overheads (based on normal operating capacity). It excludes borrowing costs. Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.17	Trade receivables, bills receivable and other receivables

Trade receivables and bills receivable are amounts due from customers for merchandise sold or services performed in the ordinary course of business. If collection of trade receivables, bills receivable and other receivables is expected in one year or less (or in the normal operating cycle of the business if longer), they are classified as current assets. If not, they are presented as non-current assets.

Trade receivables, bills receivable and other receivables are recognized initially at fair value plus transaction costs and subsequently measured at amortised cost using the effective interest method, less allowance for impairment. See Note 2.12.2 for further information about the Group’s accounting for receivables and Note 2.14 for a description of the Group’s impairment policies.

2.18	Cash and cash equivalents

In the consolidated statement of cash flows, cash and cash equivalents include cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. In the Group’s balance sheet, bank overdrafts are shown within borrowings in current liabilities.

2.19	Share capital

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.20	Safety production fund

Under China’s law and regulation, the Group is required to accrue safety production fund at a certain percentage of the sales of dangerous goods. The fund is earmarked for improving the safety of production. The fund is accrued from retained earnings to other reserves and converted back to retained earnings when used.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.21	Trade payables and other payables

Trade payables and other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Trade payables and other payables are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables and other payables are recognized initially at fair value plus transaction costs and subsequently measured at amortised cost using the effective interest method.

2.22	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently carried at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalised as a pre-payment for liquidity services and amortised over the period of the facility to which it relates.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the end of the Reporting Period.

2.23	Borrowing costs

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalisation.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Borrowing costs include interest expense, finance charges in respect of exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs. The exchange gains and losses that are an adjustment to interest costs include the interest rate differential between borrowing costs that would be incurred if the entity had borrowed funds in its functional currency, and the borrowing costs actually incurred on foreign currency borrowings.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.24	Current and deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

(a)	Current income tax

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company’s subsidiaries, associates and joint ventures operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

(b)	Deferred income tax

Inside basis differences

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Outside basis differences

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries, associates and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Generally the Group is unable to control the reversal of the temporary difference for associates. Only when there is an agreement in place that gives the Group the ability to control the reversal of the temporary difference in the foreseeable future, deferred tax liability in relation to taxable temporary differences arising from the associate’s undistributed profits is not recognised.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.24	Current and deferred income tax (continued)

(b)	Deferred income tax (continued)

Outside basis differences (continued)

Deferred income tax assets are recognized on deductible temporary differences arising from investments in subsidiaries, associates and joint arrangements only to the extent that it is probable the temporary difference will reverse in the future and there is sufficient taxable profit available against which the temporary difference can be utilised.

(c)	Offsetting

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

2.25	Employee benefits

(a)	Pension obligations

The PRC employees of the Group are covered by various PRC government-sponsored defined-contribution pension plans under which the employees are entitled to a monthly pension based on certain formulas. The relevant government agencies are responsible for the pension liability to these employees when they retire. The Group contributes on a monthly basis to these pension plans for the employees which are determined at a certain percentage of their salaries. Under these plans, the Group has no obligation for post-retirement benefits beyond the contribution made. Contributions to these plans are expensed as incurred and contributions paid to the defined contribution pension plans for a staff are not available to reduce the Group’s future obligations to such defined-contribution pension plans even if the staff leaves the Group.

(b)	Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: when Group demonstrably commits itself to terminate employment or to provide benefits as a result of voluntary redundancy by having a detailed formal plan which is without realistic possibility of withdrawal. Benefits falling due more than 12 months after the end of the Reporting Period are discounted to their present value.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.26	Share-based payment

(a)	Equity-settled share-based payment transactions

The Group operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Group. The fair value of the employee services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted:

•	including any market performance conditions such as an entity’s share price;

•	excluding the impact of any service and non-market performance vesting conditions such as profitability, sales growth targets and remaining an employee of the entity over a specified time period; and

•	including the impact of any non-vesting conditions such as the requirement for employees to save or holding shares for a specified period of time.

At the end of each Reporting Period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

In addition, in some circumstances employees may provide services in advance of the grant date and therefore the grant date fair value is estimated for the purposes of recognising the expense during the period between service commencement period and grant date.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital.

(b)	Share-based payment transactions among Group entities

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the Group is treated as a capital contribution. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity in the parent entity accounts.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.27	Provisions

Provisions for environmental restoration, restructuring costs and legal claims are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

2.28	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied, stated net of discounts, returns and value added taxes. The Group recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Group’s activities, as described below. The Group bases its estimates of return on historical results, taking into consideration the type of customers, the type of transactions and the specifics of each arrangement.

(a)	Sales of petroleum and chemical products

Revenues associated with the sale of petroleum and chemical products are recognized in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. Revenue excludes value added tax and is after deduction of any trade discounts and returns. No revenue is recognized if there are significant uncertainties regarding recovery of the consideration due to the possible return of goods, or when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(b)	Pipeline transportation services

Revenues associated with pipeline transportation services are recognized by reference to the stage of completion (that is, when the services are rendered) of the transaction at the end of the Reporting Period and when the outcome of the transaction can be estimated reliably. The outcome of the transaction can be estimated reliably when the amount of revenue, the costs incurred and the stage of completion can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Group.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.28	Revenue recognition (continued)

(c)	Rental income

Rental income from investment property is recognized in the income statement on a straight-line basis over the term of the lease.

2.29	Interest income

Interest income is recognized using the effective interest method. When a loan and receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans and receivables is recognized using the original effective interest rate.

2.30	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.31	Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in the income statement over the useful life of the asset by way of reduced depreciation expense.

2.32	Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

2.33	Dividend distribution

Dividend distribution to the Company’s shareholders is recognized as a liability in the Group’s financial statements in the period in which the dividends are approved by the Company’s shareholders.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.34	Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Research and development costs are recognized as intangible assets when the following criteria are met:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other research and development expenditure that do not meet these criteria are recognized as an expense as incurred. Research and development costs previously recognized as an expense are not recognized as an asset in a subsequent period.

2.35	Related parties

(i)	A person, or a close member of that person’s family, is related to the Group if that person:

(1)	has control or joint control over the Group;

(2)	has significant influence over the Group; or

(3)	is a member of the key management personnel of the Group or the Group’s parent.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

2	Summary of significant accounting policies (continued)

2.35	Related parties (continued)

(ii)	An entity is related to the Group if any of the following conditions applies:

(1)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(2)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(3)	Both entities are joint ventures of the same third party.

(4)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(5)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group.

(6)	The entity is controlled or jointly controlled by a person identified in (i).

(7)	A person identified in (i)(1) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

Close members of the family of a person are those family members who may be expected to influence, or be influenced by, that person in their dealings with the entity.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

3	Financial risk management

3.1	Financial risk factors

The Group’s activities exposed it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and commodity price risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(a)	Market risk

(i)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities (mainly trade payables), and future transactions denominated in foreign currencies, primarily with respect to USD. The Group’s finance department at its headquarter is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk. During the year ended 31 December 2017, the Group did not enter into any forward foreign exchange contracts apart from a subsidiary, China Jinshan Associated Trading Corporation, which uses forward foreign exchange contracts to mitigate its exposure to foreign exchange risk. The forward contracts China Jinshan Associated Trading Corporation used are not designed as hedging instrument (2016: the Group did not enter into any forward foreign exchange contracts).

As at 31 December 2017, if the foreign currencies had weakened/strengthened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been RMB25,101 thousands increased/decreased as a result of foreign exchange gains/losses on translation of foreign currencies denominated trade payables (31 December 2016: RMB23,139 thousands).

(ii)	Cash flow and fair value interest rate risk

The Group’s interest rate risk arises from short-term interest bearing borrowings. Borrowings obtained at variable rates expose the Group to cash flow interest rate risk. Borrowings obtained at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2017, the Group’s short-term interest bearing borrowings denominated with floating rates amounted to RMB606,157 thousands, which represented 100% of total borrowing balance (31 December 2016: RMB46,432 thousands, representing 7% of total borrowing balance).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(a)	Market risk (continued)

(ii)	Cash flow and fair value interest rate risk (continued)

The Group’s finance department at its headquarter continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the year ended 31 December 2017 and 2016, the Group did not enter into any interest rate swap agreements.

As at 31 December 2017, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/ increased by approximately RMB2,273 thousands (31 December 2016: RMB174 thousands), mainly as a result of higher/lower interest expense on floating rate borrowings.

(iii)	Commodity price risk

The Group principally engages in processing crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The selling price of petroleum products is periodically adjusted by government department based on the market price adjustment mechanism, and generally in connection with the crude oil price. The selling prices of synthetic fibres, resins and plastics and intermediate petrochemicals are market prices. The Group didn’t have any derivative financial instrument such as commodity futures and swaps, therefore the fluctuation of crude oil price could have significant impact on the Group.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(b)	Credit risk

Credit risk is managed on group basis. It mainly arises from cash at bank, time deposit, trade receivables, other receivables, bills receivable, etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on trade receivables, other receivables, bills receivable and time deposits. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

(c)	Liquidity risk

Cash flow forecast is performed by the operating entities of the Group and aggregated by Group finance. Group finance monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institution so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

The liquidity of the Group is primarily dependent on its ability to maintain adequate cash inflow from operations, the renewal of its short-term bank loans and its ability to obtain adequate external financing to support its working capital and meet its debt obligation when they become due. As at 31 December 2017, the Group had credit facilities with several PRC financial institutions which provided the Group to borrow up or to guarantee the issuance of the bills of lading to RMB21,296,000 thousands, within which amounted to RMB20,273,466 thousands were unused. The maturity dates of the unused facility amounted to RMB6,710,000 thousands will be after 31 December 2018 as disclosed in Note 27. Management assessed that all the facilities could be renewed upon the expiration dates.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

3	Financial risk management (continued)

3.1	Financial risk factors (continued)

(c)	Liquidity risk (continued)

Surplus cash held by the operating entities over and above balance required for working capital management are transferred to the Group treasury. As at 31 December 2017, the Group held cash and cash equivalents of RMB7,504,266 thousands (31 December 2016: RMB5,440,623 thousands) (Note 22) and trade receivables of RMB386,480 thousands (31 December 2016: RMB414,944 thousands) (Note 21), that are expected to readily generate cash inflows for managing liquidity risk.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
As at 31 December 2017
Borrowings	606,157	—	—	—	606,157
Trade payables	1,908,457	—	—	—	1,908,457
Other payables	789,567	—	—	—	789,567
Amounts due to related parties	3,725,278	—	—	—	3,725,278
Derivative financial instruments	1,516	—	—	—	1,516

	7,030,975	—	—	—	7,030,975

	Less than 1 year RMB’000	Between 1 and 2 years RMB’000	Between 2 and 5 years RMB’000	Over 5 years RMB’000	Total RMB’000
As at 31 December 2016
Borrowings	546,432	—	—	—	546,432
Bill payables	5,000	—	—	—	5,000
Trade payables	2,123,904	—	—	—	2,123,904
Other payables	563,682	—	—	—	563,682
Amounts due to related parties	3,030,490	—	—	—	3,030,490

	6,269,508	—	—	—	6,269,508

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

3	Financial risk management (continued)

3.2	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including “current and non-current borrowings” as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as “equity” as shown in the consolidated balance sheet plus net debt.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 31 December 2017 and 2016.

3.3	Fair value estimation

The table below analyses the Group’s financial instruments carried at fair value as at 31 December 2017 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorised into three levels within a fair value hierarchy as follows:

•	The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the Reporting Period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

•	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximise the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

•	If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

3	Financial risk management (continued)

3.3	Fair value estimation (continued)

Recurring fair value measurements As at 31 December 2017	Notes	Level 1 RMB’000	Level 2 RMB’000	Level 3 RMB’000	Total RMB’000
Financial assets
Time deposits with financial institutions		—	2,000,000	—	2,000,000

Total financial assets		—	2,000,000	—	2,000,000

Financial liabilities
Foreign exchange contracts		—	1,516	—	1,516

Total financial liabilities		—	1,516	—	1,516

There were no transfers among level 3 during the year ended 31 December 2017.

Financial assets and financial liabilities not measured at fair value mainly represent bills receivable, trade receivables and other receivables, trade and other payables (except for the staff salaries and welfare payables and taxes payables) and borrowings. As at 31 December 2017, these financial assets are expected to be collected in one year or less and these financial liabilities are due within one year or less. As a result, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

3	Financial risk management (continued)

3.4	Offsetting financial assets and financial liabilities

(a)	Financial assets

As at 31 December
2016 RMB’000
Gross amount of recognised amounts due from related parties	1,403,442
Gross amount of recognised amounts due to related parties	(112,823)

Net amount of amounts due from related parties presented in the balance sheet	1,290,619

(b)	Financial liabilities

As at 31 December
2016 RMB’000
Gross amount of recognised amounts due to related parties	3,157,127
Gross amount of recognised amounts due from related parties set off in the balance sheet	(112,823)

Net amount of amounts due to related parties presented in the balance sheet	3,044,304

According to the offsetting master arrangements entered into in October 2014 between the Company and its related party, Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”) and in December 2016 between the Company and its related party, BOC-SPC Gases Company Limited (“BOC”), the relevant financial assets and liabilities of each operating agreement between the Company and Shanghai Secco and those between the Company and BOC, are settled on a net basis as at 31 December 2016. No such agreement or offset settlement was identified as at 31 December 2017.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

4	Critical accounting estimates and assumptions

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a)	Net realisable value (“NRV”) of inventories

The NRV is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes. Determination of estimated selling prices requires significant management judgement, taking into consideration of historical selling prices and future market trend. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than the estimate.

(b)	Impairments for non-financial assets

In determining the value in use, expected cash flows generated by the non-financial assets or the cash-generating unit are discounted to their present value. Management uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(c)	Useful life and residual value of property, plant and equipment

Property, plant and equipment, are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. Management reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any Reporting Period. The useful lives are based on the Group’s historical experience with similar assets, taking into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(d)	Recognition of deferred tax assets

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

4	Critical accounting estimates and assumptions (continued)

(d)	Recognition of deferred tax assets (continued)

Deferred tax assets are recognised in respect of temporary deductible differences and the carryforward of unused tax losses. Management recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilised. At the end of each Reporting Period, management assesses whether previously unrecognised deferred tax assets should be recognized. The Group recognises a previously unrecognised deferred tax asset to the extent that it is probable that future taxable profit will allow the deferred tax asset to be utilised. In addition, management assesses the carrying amount of deferred tax assets that are recognised at the end of each Reporting Period. The Group reduces the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available for the deferred tax asset to be utilised.

In making the assessment of whether it is probable the Group will realize or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognized at 31 December 2017, the Group would need to generate future taxable income of at least RMB477 million. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income to utilise the deferred tax assets.

5	Segment information

The Group manages its business by divisions, which are organized by business lines. In view of the fact that the Company and its subsidiaries operate mainly in the PRC, no geographical segment information is presented.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker, Board of Directors, for the purposes of resource allocation and performance assessment, the Group has identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise investments accounted for using the equity method, deferred income tax assets, cash and cash equivalents, time deposits, entrusted lending and incomes relating to these assets (such as share of profit of investments accounted for using equity method and interest income) and borrowings and interest expenses.

The Group principally operates in five operating segments: synthetic fibres, resins and plastics, intermediate petrochemicals, petroleum products and trading of petrochemical products. Synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products are produced through intermediate steps from the principal raw material of crude oil. The specific products of each segment are as follows:

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

5	Segment information (continued)

(i)	The synthetic fibres segment produces primarily polyester, acrylic fibres and carbon fibres, which are mainly used in the textile and apparel industries.

(ii)	The resins and plastics segment produces primarily polyester chips, polyethylene resins, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(iii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. The intermediate petrochemicals produced by the Group are both served as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres, and sold to external customers.

(iv)	The petroleum products segment is equipped with crude oil refinery facilities used to produce qualified refined gasoline, fuel, diesel oil, heavy oil and liquefied petroleum gas, and provide raw materials for the Group’s downstream petrochemical processing facilities.

(v)	The trading of petrochemical products segment is primarily engaged in importing and exporting of petrochemical products. The products are sourced from international and domestic suppliers.

(vi)	Other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include investment property leasing, service provision and a variety of other commercial activities.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

5	Segment information (continued)

	2017			2016
	Total segment revenue RMB’000	Inter-segment revenue RMB’000	Revenue from external customers RMB’000	Total segment revenue RMB’000	Inter-segment revenue RMB’000	Revenue from external customers RMB’000
Synthetic fibres	2,061,765	—	2,061,765	1,915,242	—	1,915,242
Resins and plastics	10,596,844	123,824	10,473,020	10,164,433	91,673	10,072,760
Intermediate petrochemicals	23,302,939	12,949,321	10,353,618	20,360,722	11,248,718	9,112,004
Petroleum products	53,259,378	8,737,935	44,521,443	38,776,209	3,514,487	35,261,722
Trading of petrochemical products	24,953,285	1,240,250	23,713,035	22,148,401	1,551,453	20,596,948
Others	1,364,977	525,443	839,534	1,369,671	485,441	884,230

	115,539,188	23,576,773	91,962,415	94,734,678	16,891,772	77,842,906

	2017 RMB’000	2016 RMB’000
Segment result - Profit/(loss) from operations
Petroleum products	3,120,024	3,812,973
Resins and plastics	1,355,908	1,637,578
Intermediate petrochemicals	2,206,128	1,810,011
Trading of petrochemical products	60,583	51,168
Synthetic fibres	(475,266)	(608,891)
Others	134,496	75,017

Profit from operations	6,401,873	6,777,856
Net finance income	207,332	83,685
Share of profit of investments accounted for using the equity method	1,243,693	916,754

Profit before income tax	7,852,898	7,778,295

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

5	Segment information (continued)

Other profit and loss disclosures

	2017			2016
	Depreciation and amortisation RMB’000	Impairment loss RMB’000	Inventory write-down RMB’000	Depreciation and amortisation RMB’000	Impairment loss RMB’000	Inventory write down RMB’000
Synthetic fibres	(79,658)	(49,107)	(38,287)	(137,153)	(185,096)	(38,750)
Resins and plastics	(163,618)	(9)	(5,177)	(120,641)	—	1,575
Intermediate petrochemicals	(538,435)	(50,210)	(4,487)	(525,698)	(14,351)	(642)
Petroleum products	(922,670)	(44)	(12,399)	(886,784)	(53,155)	—
Trading of petrochemical products	(171)	—	—	(176)	—	—
Others	(129,577)	(18,875)	(111)	(211,808)	(1,570)	(38,451)

	(1,834,129)	(118,245)	(60,461)	(1,882,260)	(254,172)	(76,268)

	As at 31 December
	2017 Total assets RMB’000	2016 Total assets RMB’000
Allocated assets
Synthetic fibres	1,101,836	1,405,804
Resins and plastics	2,184,706	1,821,576
Intermediate petrochemicals	5,122,226	4,441,418
Petroleum products	13,792,883	13,426,863
Trading of petrochemical products	1,229,927	1,186,590
Others	1,883,275	2,323,376

Allocated assets	25,314,853	24,605,627

Unallocated assets
Investments accounted for using the equity method	4,452,044	3,688,794
Cash and cash equivalents	7,504,266	5,440,623
Time deposits with financial institutions	2,000,000	—
Deferred income tax assets	119,307	103,091
Others	52,993	107,475

Unallocated assets	14,128,610	9,339,983

Total assets	39,443,463	33,945,610

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

5	Segment information (continued)

Other profit and loss disclosures (continued)

	As at 31 December
	2017	2016
	Total liabilities	Total liabilities
	RMB’000	RMB’000
Allocated liabilities
	461,706	344,287
Synthetic fibres	1,209,940	1,118,166
Resins and plastics	1,330,601	1,126,031
Intermediate petrochemicals	5,718,117	4,323,580
Petroleum products	1,521,818	1,407,484
Trading petrochemical products	79,584	76,395

Allocated liabilities	10,321,766	8,395,943

Unallocated liabilities
Borrowings	606,157	546,432

Unallocated liabilities	606,157	546,432

Total liabilities	10,927,923	8,942,375

	2017	2016
	RMB’000	RMB’000
Additions to property, plant and equipment, construction in progress, lease prepayments and other assets
Synthetic fibres	130,908	106,872
Resins and plastics	156,189	169,330
Intermediate petrochemicals	525,828	261,291
Petroleum products	1,076,212	740,520
Others	20,738	36,965

	1,909,875	1,314,978

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

5	Segment information (continued)

Entity-wide information

The Group’s revenue from external customers are mainly within Mainland China in 2017 and 2016.

As at 31 December 2017 and 31 December 2016, assets other than financial instruments are mainly within Mainland China.

Revenue of approximate RMB39,804,025 thousands (2016: RMB31,796,065 thousands) are derived from a single customer. These revenues are attributable to the Petroleum products and Others segments.

6	Other operating income

	2017 RMB’000	2016 RMB’000
Government grants (i)	65,703	144,631
Rental income from investment property (Note 16)	46,700	46,164
Income from pipeline transportation services	4,454	5,215
Others	2,153	1,296

	119,010	197,306

(i)	Government grants

Grants related to R&D and other tax refund of RMB65,266 thousands (2016: RMB144,631 thousands) are included in the “government grants” line item. There are no unfulfilled conditions or other contingencies attaching to these grants. The Group did not benefit directly from any other forms of government assistance.

Deferral and presentation of government grants

Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as “deferred income” and are credited to profit or loss on a straight-line basis over the expected lives of the related assets. See Note 28 for further details. For the year ended 31 December 2017, RMB437 thousands (For the year ended 31 December 2016: Nil) were included in the government grants line item.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

7	Other operating expenses

	2017 RMB’000	2016 RMB’000
Cost related to lease of investment properties	(13,738)	(13,904)
Others	(7,641)	(10,371)

	(21,379)	(24,275)

8	Other gains/(losses) – net

	2017 RMB’000	2016 RMB’000
Loss on disposal of property, plant and equipment – net	(13,017)	(42,031)
Net foreign exchange gain/(loss)	23,656	(11,851)
Gain from disposal of joint venture	10,339	—
Loss on financial liabilities at fair value through profit or loss	(1,516)	—

	19,462	(53,882)

9	Finance income and expenses

	2017 RMB’000	2016 RMB’000
Interest income	268,379	133,484
Net foreign exchange gain	—	3,818

Finance income	268,379	137,302

Interest on bank and other borrowings	(55,188)	(56,080)
Less: amounts capitalized on qualifying assets	804	2,463

Net interest expense	(54,384)	(53,617)
Net foreign exchange loss	(6,663)	—

Finance expenses	(61,047)	(53,617)

Finance income – net	207,332	83,685

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

10	Expense by nature

	2017 RMB’000	2016 RMB’000
Cost of raw material	42,075,096	31,922,984
Cost of trading products	23,531,983	20,423,854
Employee benefit expenses (Note 11)	2,752,996	2,487,534
Depreciation and amortisation (Note 14, 15, 16)	1,834,129	1,882,260
Repairs and maintenance expenses	1,136,379	1,192,203
Transportation costs	306,654	323,678
Impairment loss (Note 15, 21)	118,245	254,172
Sales commissions (Note 30)	116,616	100,221
Inventory write-down (Note 20)	60,461	76,268
Leasing expenses	79,438	73,852
Auditors’ remuneration - audit services	7,800	7,800
Change of goods in process and finished goods	(58,784)	(731,944)
Other expenses	972,534	1,264,879

Total cost of sales, selling and administrative expenses	72,933,547	59,277,761

11	Employee benefit expenses

	2017 RMB’000	2016 RMB’000
Wages and salaries	1,769,535	1,666,806
Social welfare costs	622,854	640,710
Share options granted to directors and employees (Note 26)	11,276	18,004
Others (a)	349,331	162,014

Total employee benefit expense	2,752,996	2,487,534

(a)	For the year ended 31 December 2017, employee benefit expenses – others included the termination benefits accrued for employees accepted voluntary redundancy of a subsidiary of the Company amounting to RMB154,081 thousands, which was paid subsequently in January 2018.

(i)	Five highest paid individuals

During the year ended 31 December 2017 and 2016, all 5 individuals with the highest emoluments are directors and supervisors whose emoluments are disclosed in Note 36(i).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

12	Income tax

	2017 RMB’000	2016 RMB’000
– Current income tax	1,714,955	1,828,868
– Deferred taxation	(16,216)	(32,046)

Income tax expense	1,698,739	1,796,822

A reconciliation of the expected income tax calculated at the applicable tax rate and total profit, with the actual income tax is as follows:

	2017 RMB’000	2016 RMB’000
Profit before income tax	7,852,898	7,778,295

Expected PRC income tax at the statutory tax rate of 25%	1,963,225	1,944,574
Tax effect of share of profit of investments accounted for using the equity method	(307,547)	(225,813)
Tax effect of other non-taxable income	(8,733)	(16,610)
Tax effect of non-deductible loss, expenses and costs	7,268	23,578
True up for final settlement of enterprise income taxes in respect of previous years	(15,121)	32,457
Utilisation of previously unrecognized tax losses	(1,185)	(58)
Tax losses for which no deferred income tax asset was recognized	60,832	25,219
Temporary differences for which no deferred income tax asset was recognized in current year	—	13,511
Realization of previously unrecognised temporary differences	—	(36)

Actual income tax	1,698,739	1,796,822

The provision for PRC income tax is calculated at the rate of 25% (2016: 25%) on the estimated taxable income of the year ended 31 December 2017 determined in accordance with relevant income tax rules and regulations. The Group did not carry out business overseas and therefore does not incur overseas income taxes.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

12	Income tax (continued)

(i)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	2017 RMB’000	2016 RMB’000
Deferred tax assets:
– Deferred tax asset to be recovered after more than 12 months	87,341	69,382
– Deferred tax asset to be recovered within 12 months	37,053	40,309

	124,394	109,691

Deferred tax liabilities:
– Deferred tax liabilities to be recovered after more than 12 months	(3,574)	(4,500)
– Deferred tax liabilities to be recovered within 12 months	(1,513)	(2,100)

	(5,087)	(6,600)

Deferred tax assets – net	119,307	103,091

(ii)	Movements in deferred tax assets and liabilities are as follows:

	Balance as at 1 January 2017 RMB’000	Recognized in income statement RMB’000	Balance as at 31 December 2017 RMB’000
Impairment for bad and doubtful debts and provision for inventories	20,873	3,634	24,507
Provision for impairment losses in fixed assets	173,776	29,212	202,988
Difference in depreciation	(99,076)	(16,419)	(115,495)
Capitalisation of borrowing costs	(6,600)	2,933	(3,667)
Share option	10,176	(6,360)	3,816
Others	3,942	3,216	7,158

Deferred tax assets	103,091	16,216	119,307

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

12	Income tax (continued)

(ii)	Movements in deferred tax assets and liabilities are as follows: (continued)

	Balance as at 1 January 2016 RMB’000	Recognized in income statement RMB’000	Balance as at 31 December 2016 RMB’000
Impairment for bad and doubtful debts and provision for inventories	19,792	1,081	20,873
Provision for impairment losses in fixed assets, construction in progress	137,908	35,868	173,776
Difference in depreciation	(91,321)	(7,755)	(99,076)
Capitalisation of borrowing costs	(8,701)	2,101	(6,600)
Tax losses carried forward	2,875	(2,875)	—
Share option	5,675	4,501	10,176
Others	4,817	(875)	3,942

Deferred tax assets	71,045	32,046	103,091

The Group recognizes deferred tax assets only to the extent that it is probable that future taxable income will be available against which the assets can be utilised. Based on the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets will be utilised, management believes that it is probable the Group will realize the benefits of these temporary differences for which deferred tax assets have been recognized.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

12	Income tax (continued)

(iii)	Deferred tax assets not recognized

As at 31 December 2017, certain subsidiaries of the Company did not recognise the deferred tax assets in respect of the impairment losses on property, plant and equipment amounting to RMB486,592 thousands and provision for inventories amounting to RMB47,582 thousands (31 December 2016: RMB456,623 thousands and RMB46,190 thousands respectively), because it was not probable that the related tax benefit would be realized.

As at 31 December 2017, certain subsidiaries of the Company did not recognize the deferred tax assets of RMB607,753 thousands (31 December 2016: RMB432,634 thousands) in respect of unused tax losses carried forward for PRC income tax purpose because it was not probable that the related tax benefit would be realized.

Tax losses carried forward that are not recognised as deferred tax assets will expire in the following years:

	2017 RMB’000	2016 RMB’000
2017	—	68,211
2018	63,733	63,733
2019	70,723	70,723
2020	140,591	140,591
2021	89,376	89,376
2022	243,330	—

	607,753	432,634

13	Earnings per share

(a)	Basic

Basic earnings per share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

	2017	2016
	RMB’000	RMB’000
Net profit attributable to owners of the Company	6,143,222	5,968,466

Weighted average number of ordinary shares in issue (thousands of shares)	10,803,690	10,800,000

Basic earnings per share (RMB per share)	RMB0.569	RMB0.553

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

13	Earnings per share (continued)

(b)	Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares.

The Company has dilutive potential ordinary shares from share options. The number of shares that would have been issued assuming the exercise of the share options less the number of shares that could have been issued at fair value (determined as the average market price per the Company’s A share for year ended 31 December 2017) for the same total proceeds is the number of shares issued for no consideration. The resulting number of shares issued for no consideration is included in the weighted average number of ordinary shares as the denominator for calculating diluted earnings per share.

The calculation of the diluted earnings per share for year ended 31 December 2017 and year ended 31 December 2016 was shown as:

	2017	2016
	RMB’000	RMB’000

Earnings
Profit attributable to owners of the Company	6,143,222	5,968,466

Weighted average number of ordinary shares in issue (thousands of shares)	10,803,690	10,800,000
Adjustments for share options granted (thousands of shares)	6,179	8,632

Weighted average number of ordinary shares for diluted earnings per share (thousands of shares)	10,809,869	10,808,632

Diluted earnings per share (RMB per share)	RMB0.568	RMB0.552

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

14	Lease prepayments and other assets

	Land use rights	Other Intangible assets	Long-term prepaid expense	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As at 1 January 2016
Cost	708,972	81,085	359,488	1,149,545
Accumulated amortisation	(314,777)	(51,752)	—	(366,529)

Net book amount	394,195	29,333	359,488	783,016

Year ended 31 December 2016
Opening net book amount	394,195	29,333	359,488	783,016
Additions	—	—	324,523	324,523
Charge for the year	(14,491)	(2,922)	(226,744)	(244,157)
Reclassified to prepayments	—	—	(157,926)	(157,926)

Closing net book amount	379,704	26,411	299,341	705,456

As at 31 December 2016
Cost	708,972	81,085	299,341	1,089,398
Accumulated amortisation	(329,268)	(54,674)	—	(383,942)

Net book amount	379,704	26,411	299,341	705,456

Year ended 31 December 2017
Opening net book amount	379,704	26,411	299,341	705,456
Additions	—	—	491,288	491,288
Charge for the year	(14,598)	(2,922)	(228,115)	(245,635)
Reclassified to prepayments	—	—	(212,926)	(212,926)
Transferred from property, plant and equipment (Note 15)	9,066	—	—	9,066

Closing net book amount	374,172	23,489	349,588	747,249

As at 31 December 2017
Cost	725,152	81,085	349,588	1,155,825
Accumulated amortisation	(350,980)	(57,596)	—	(408,576)

Net book amount	374,172	23,489	349,588	747,249

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

14	Lease prepayments and other assets (continued)

Long-term prepaid expenses are mainly catalyst. As at 31 December 2017, current portion of catalyst amounted to RMB212,926 thousands (31 December 2016: RMB157,926 thousands) was reclassified to prepayments, while the net book value of non-current portion was RMB338,837 thousands (31 December 2016: RMB287,423 thousands).

During the year ended 31 December 2017, the amortisation of RMB245,635 thousands (2016: RMB244,157 thousands) has been charged in cost of sales.

15	Property, plant and equipment

		Plant and	Vehicles and
	Buildings	machinery	other equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000

As at 1 January 2016
Cost	3,813,839	40,630,644	1,903,931	46,348,414
Accumulated depreciation	(2,216,300)	(27,279,363)	(1,495,393)	(30,991,056)
Impairment loss	(279,099)	(640,897)	(54,043)	(974,039)

Net book amount	1,318,440	12,710,384	354,495	14,383,319

Year ended 31 December 2016
Opening net book amount	1,318,440	12,710,384	354,495	14,383,319
Additions	195	149,691	16,826	166,712
Disposals	(1,300)	(33,660)	(2,173)	(37,133)
Reclassification	(4,192)	(5,573)	9,765	—
Transferred from construction in progress (Note 17)	28,652	757,157	42,782	828,591
Transferred from investment property (Note 16)	11,587	—	—	11,587
Charge for the year	(94,189)	(1,467,424)	(62,934)	(1,624,547)
Impairment loss	—	(247,058)	(7,184)	(254,242)

Closing net book amount	1,259,193	11,863,517	351,577	13,474,287

As at 31 December 2016
Cost	3,841,570	41,025,426	1,924,313	46,791,309
Accumulated depreciation	(2,303,278)	(28,330,684)	(1,511,509)	(32,145,471)
Impairment loss	(279,099)	(831,225)	(61,227)	(1,171,551)

Net book amount	1,259,193	11,863,517	351,577	13,474,287

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

15	Property, plant and equipment (continued)

	Buildings RMB’000	Plant and machinery RMB’000	Vehicles and other equipment RMB’000	Total RMB’000

Year ended 31 December 2017
Opening net book amount	1,259,193	11,863,517	351,577	13,474,287
Additions	—	1,231	1,694	2,925
Disposals	(736)	(14,029)	(1,659)	(16,424)
Reclassification	(22,337)	20,519	1,818	—
Transferred from construction in progress (Note 17)	3,631	1,085,101	43,484	1,132,216
Transferred to investment property (Note 16)	(24,489)	—	—	(24,489)
Transferred to lease prepayments and other assets (Note 14)	(9,066)	—	—	(9,066)
Charge for the year	(83,803)	(1,423,511)	(67,528)	(1,574,842)
Impairment loss	—	(118,179)	—	(118,179)

Closing net book amount	1,122,393	11,414,649	329,386	12,866,428

As at 31 December 2017
Cost	3,641,220	41,661,819	1,907,177	47,210,216
Accumulated depreciation	(2,239,728)	(29,299,129)	(1,516,564)	(33,055,421)
Impairment loss	(279,099)	(948,041)	(61,227)	(1,288,367)

Net book amount	1,122,393	11,414,649	329,386	12,866,428

In the year ended 31 December 2017, the amount of depreciation expense charged to cost of sales and selling and administrative expense were RMB1,565,465 thousands and RMB9,377 thousands, respectively (2016: RMB1,616,117 thousands and RMB8,430 thousands, respectively).

During the year ended 31 December 2017, the Group made impairment provision of RMB118,179 thousands against these property, plant and equipment which will be redundant and replaced by new facilities (2016: RMB254,242 thousands).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

16	Investment properties

RMB’000
As at 1 January 2016
Cost	556,884
Accumulated depreciation	(151,312)

Net book amount	405,572

Year ended 31 December 2016
Opening net book amount	405,572
Transferred to property, plant and equipment (Note 15)	(11,587)
Charge for the year	(13,556)

Closing net book amount	380,429

As at 31 December 2016
Cost	540,493
Accumulated depreciation	(160,064)

Net book amount	380,429

Year ended 31 December 2017
Opening net book amount	380,429
Transferred from property, plant and equipment (Note 15)	24,489
Charge for the year	(13,652)

Closing net book amount	391,266

As at 31 December 2017
Cost	594,135
Accumulated depreciation	(202,869)

Net book amount	391,266

As at 31 December 2017, the Group had no contractual obligations for future repairs and maintenance (31 December 2016: Nil).

Investment properties represent certain floors of an office building leased to other entities including related parties.

The fair value of the investment properties of the Group as at 31 December 2017 was estimated by the directors to be approximately RMB1,332,452 thousands by reference to market values of similar properties in the nearby area (31 December 2016: RMB1,330,700 thousands). This fair value estimation was at level 3 of fair value hierarchy by using market observable inputs. The investment property has not been valued by an external independent appraiser.

Rental income of RMB46,700 thousands was recognized by the Group for the year ended 31 December 2017 (2016: RMB46,164 thousands).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

17	Construction in progress

	2017	2016
	RMB’000	RMB’000
As at 1 January	717,672	722,520
Additions	1,415,662	823,743
Transferred to property plant and equipment (Note 15)	(1,132,216)	(828,591)

As at 31 December	1,001,118	717,672

During the year ended 31 December 2017, the Group capitalised borrowing costs amounting to RMB804 thousands (2016: RMB2,463 thousands) on qualifying assets. Borrowing costs were capitalised at the weighted average rate of its general borrowings of 2.93% (2016: 3.03%).

18	Subsidiaries

The following list contains the particulars of major subsidiaries of the Group, all of which are limited companies established and operated in the PRC as at 31 December 2017.

Company	Registered capital ’000		Percentage of equity directly held by the Company %	Percentage of equity held by the Group %	Percentage of equity held by non-controlling interests %	Principal activities
Shanghai Petrochemical Investment Development Company Limited	RMB	1,000,000	100.00	100.00	—	Investment management
China Jinshan Associated Trading Corporation	RMB	25,000	67.33	67.33	32.67	Import and export of petrochemical products
						and equipment
Shanghai Jinchang Engineering Plastics Company Limited	USD	9,154	—	74.25	25.75	Production of polypropylene compound products
Shanghai Golden Phillips Petrochemical Company Limited	USD	50,000	—	60.00	40.00	Production of polyethylene products
Zhejiang Jin Yong Acrylic Fibre Company Limited	RMB	250,000	75.00	75.00	25.00	Production of acrylic fibre products
Shanghai Golden Conti Petrochemical Company Limited	RMB	545,776	—	100.00	—	Production of petrochemical products
Shanghai Jinshan Trading Corporation	RMB	100,000	—	67.33	32.67	Import and export of petrochemical products

The total comprehensive income attributable to non-controlling interests for the year ended 31 December 2017 is RMB10,937 thousands (2016: RMB13,007 thousands).

Notes to the Consolidated Financial Statement (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method

The amounts recognised in the balance sheet are as follows:

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Associates
- Share of net assets	4,239,795	3,498,097

Joint ventures
- Share of net assets	212,249	190,697

	4,452,044	3,688,794

The amounts recognised in the share of profit of investments accounted for using the equity method are as follows:

	2017	2016
	RMB’000	RMB’000
Associates	1,200,141	929,315
Joint ventures	43,552	(12,561)

	1,243,693	916,754

Investment in associates

	2017	2016
	RMB’000	RMB’000

As at 1 January	3,498,097	3,074,156
Share of profit	1,200,141	929,315
Other comprehensive income	(810)	18,213
Cash dividends distribution	(457,633)	(523,587)

As at 31 December	4,239,795	3,498,097

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Set out below are the material associates of the Group as at 31 December 2017. The associates as listed below have share capital consisting solely of ordinary shares, which are held directly by the Group; the country of incorporation or registration is also their principal place of business.

Principal activities of material associates as at 31 December 2017 and 2016

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method
Shanghai Secco	PRC	20	Manufacturing and distribution of chemical products	Equity
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	PRC	38.26	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Equity
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	PRC	40	Production of resins products	Equity
Shanghai Azbil Automation Company Limited (“Azbil”)	PRC	40	Service and maintenance of building automation systems and products	Equity

Shanghai Secco, Chemical Industry, Jinsen and Azbil are private companies and there are no quoted market prices available for their shares.

There are no contingent liabilities relating to the Group’s interest in the associates.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for material associates

Set out below are the summarised financial information for the above associates.

Summarised balance sheet for material associates

	Shanghai Secco	Chemical Industry	Jinsen	Azbil
As at 31 December 2017	RMB’000	RMB’000	RMB’000	RMB’000
Current
-Current assets	11,601,793	3,615,350	105,178	168,675
-Current liabilities	(4,173,984)	(1,358,611)	(12,618)	(51,729)
Non-current
-Non-current assets	5,842,119	3,098,107	73,623	2,828
-Non-current liabilities	—	(690,497)	—	—

Net assets	13,269,928	4,664,349	166,183	119,775

As at 31 December 2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Current
-Current assets	5,596,573	4,265,139	110,499	153,980
-Current liabilities	(1,982,932)	(1,299,046)	(10,324)	(46,532)
Non-current
-Non-current assets	6,582,633	3,001,112	83,077	3,145
-Non-current liabilities	—	(1,655,448)	—	—

Net assets	10,196,274	4,311,757	183,252	110,593

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment	in associates (continued)

Summarised statement of comprehensive income for material associates

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	29,186,371	2,664,866	193,007	234,852
Post-tax profit/(loss) from continuing operations	5,179,254	407,709	(17,069)	26,182
Other comprehensive loss	—	(2,116)	—	—

Total comprehensive income/(loss)	5,179,254	405,593	(17,069)	26,182

Dividends declared by associate	2,105,600	53,001	—	17,000

2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Revenue	23,969,408	2,471,027	167,956	180,108
Post-tax profit/(loss) from continuing operations	3,753,476	513,804	(16,394)	16,278
Other comprehensive income	—	47,603	—	—

Total comprehensive income/(loss)	3,753,476	561,407	(16,394)	16,278

Dividends declared by associate	2,451,000	45,000	7,340	18,000

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

The information above reflects the amounts presented in the financial statements of the associates (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the associates.

Reconciliation of summarised financial information

Reconciliation of the summarised financial information presented to the carrying amount of its interest in material associates

Summarised financial information for material associates

2017	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January	10,196,274	4,311,757	183,252	110,593
Profit/(loss) for the year	5,179,254	407,709	(17,069)	26,182
Other comprehensive income	—	(2,116)	—	—
Declared dividends	(2,105,600)	(53,001)	—	(17,000)

Closing net assets	13,269,928	4,664,349	166,183	119,775

% of ownership interest	20%	38.26%	40.00%	40.00%
Interest in associates	2,653,987	1,784,580	66,473	47,910
unrealised upstream and downstream transaction	(9,512)	—	—	—
Unentitled portion (Note a)	—	(348,346)	—	—

Carrying value	2,644,475	1,436,234	66,473	47,910

2016	Shanghai Secco RMB’000	Chemical Industry RMB’000	Jinsen RMB’000	Azbil RMB’000
Opening net assets 1 January	8,893,798	3,795,350	206,986	112,315
Profit/(loss) for the year	3,753,476	513,804	(16,394)	16,278
Other comprehensive income	—	47,603	—	—
Declared dividends	(2,451,000)	(45,000)	(7,340)	(18,000)

Closing net assets	10,196,274	4,311,757	183,252	110,593

% of ownership interest	20.00%	38.26%	40.00%	40.00%
Interest in associates	2,031,277	1,649,677	73,301	44,237
unrealised upstream and downstream transaction	(7,979)	—	—	—
Unentitled portion (Note a)	—	(348,600)	—	—

Carrying value	2,031,277	1,301,077	73,301	44,237

Note a: Unentitled portion represented the earnings from sales of the lands injected by Government in Chemical Industry cannot be shared by other shareholders.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in associates (continued)

Summarised financial information for other associates

	2017	2016
	RMB’000	RMB’000

Carrying value of investments at 31 December	44,703	48,205

Profit for the year	5,933	7,423

Total comprehensive income	5,933	7,423

Investment in joint ventures

	2017	2016
	RMB’000	RMB’000
As at 1 January	190,697	236,983
Share of profit/(loss)	43,552	(12,561)
Cash dividends distribution	(22,000)	(33,725)

As at 31 December	212,249	190,697

The joint venture listed below has share capital consisting solely of ordinary shares, which is held directly by the Group.

Name of entity	Place of business/country of incorporation	% of ownership interest	Principal activities	Measurement method
BOC	PRC	50	Production and sales of industrial gases	Equity
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	PRC	50	Production and sales of industrial gases	Equity

BOC and Yangu Gas are private companies and there are no quoted market prices available for their shares.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarised financial information for joint ventures

Set out below are the summarised financial information for joint ventures which are accounted for using the equity method.

Summarised balance sheet

As at 31 December 2017	BOC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	81,288	37,541
Other current assets (excluding cash)	66,756	14,712

Total current assets	148,044	52,253

Financial liabilities	—	—
Other current liabilities	(40,291)	(5,868)

Total current liabilities	(40,291)	(5,868)

Non-current
Total non-current assets	241,323	53,556
Total non-current liabilities	—	—

Net assets	349,076	99,941

As at 31 December 2016	BOC RMB’000	Yangu Gas RMB’000
Current
Cash and cash equivalents	43,356	27,174
Other current assets (excluding cash)	37,422	12,401

Total current assets	80,778	39,575

Financial liabilities	(29,522)	(3,104)
Other current liabilities	(12,545)	(2,115)

Total current liabilities	(42,067)	(5,219)

Non-current
Total non-current assets	273,096	66,757
Total non-current liabilities	—	—

Net assets	311,807	101,113

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Summarised statement of comprehensive income for joint ventures (continued)

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000
Revenue	410,254	13,848	59,883
Depreciation and amortisation	(45,680)	(7,452)	(9,829)
Interest income	503	—	360
Interest expense	(190)	(533)	—
Profit/(loss) from continuing operations	108,072	(6,605)	(1,172)
Income tax expense	26,803	—	—
Post-tax profit/(loss) from continuing operations	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	81,269	(6,605)	(1,172)

Dividends declared by joint venture	44,000	—	—

2016	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000
Revenue	370,171	31,794	59,904
Depreciation and amortisation	(45,317)	(8,463)	(11,612)
Interest income	354	6	246
Interest expense	(927)	(775)	—
Profit/(loss) from continuing operations	66,855	(82,690)	(2,651)
Income tax expense	16,679	—	—
Post-tax profit/(loss) from continuing operations	50,485	(82,690)	(2,651)
Other comprehensive income	—	—	—

Total comprehensive income/(loss)	50,485	(82,690)	(2,651)

Dividends declared by joint venture	66,250	—	1,200

The information above reflects the amounts presented in the financial statements of the joint ventures (and not the Group’s share of those amounts) adjusted for differences in accounting policies between the Group and the joint ventures.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

19	Investments accounted for using the equity method (continued)

Investment in joint ventures (continued)

Reconciliation of summarised financial information

2017	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	311,807	(2,727)	101,113
Profit/(loss) for the year	81,269	(6,605)	(1,172)
Other comprehensive income	—	—	—
Declared dividends	(44,000)	—	—

Closing net assets (a)	349,076	(9,332)	99,941
% of ownership interest	50.00%	—	50.00%
Interest in joint ventures	174,538	—	49,972
Unrealized downstream transactions	(12,261)	—	—

Carrying value	162,277	—	49,972

2016	BOC RMB’000	Jinpu RMB’000	Yangu Gas RMB’000
Opening net assets 1 January	327,572	79,963	104,964
Profit/(loss) for the year	50,485	(82,690)	(2,651)
Other comprehensive income	—	—	—
Declared dividends	(66,250)	—	(1,200)

Closing net assets/(deficit) (a)	311,807	(2,727)	101,113
% of ownership interest	50.00%	50.00%	50.00%
Interest in joint ventures	155,903	—	50,558
Unrealized downstream transactions	(15,764)	—	—

Carrying value	140,139	—	50,558

(a)	Jinpu was disposed of in August 2017 and the related profit of RMB10,339 thousands was accounted for in other gains/(losses) – net.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

20	Inventories

	As at 31 December 2017			As at 31 December 2016
	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000	Gross carrying amount RMB’000	Provision for declines in the value of inventories RMB’000	Carrying amount RMB’000
Raw materials	4,265,699	(841)	4,264,858	3,863,647	(309)	3,863,338
Work in progress	951,493	(47,180)	904,313	1,004,580	(44,453)	960,127
Finished goods	1,265,964	(19,270)	1,246,694	1,154,679	(22,583)	1,132,096
Spare parts and consumables	259,934	(78,201)	181,733	266,189	(62,277)	203,912

	6,743,090	(145,492)	6,597,598	6,289,095	(129,622)	6,159,473

The cost of inventories recognized in Cost of Sales amounted to RMB65,607,079 thousands for the year ended 31 December 2017 (2016: RMB52,400,798 thousands) which excluded an inventory provision of RMB60,461 thousands (2016: RMB76,268 thousands).

As at 31 December 2017, the provision for inventory write-down was RMB145,492 thousands (31 December 2016: RMB129,622 thousands). During the year ended 31 December 2017, the Group sold certain finished goods and utilised certain spare parts and consumables which were previously provided for. The related provision of RMB44,591 thousands was reversed and included in “cost of sales” in the consolidated income statement.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

21	Trade receivables, other receivables and prepayments

	As at 31 December
	2017 RMB’000	2016 RMB’000
Trade receivables	386,517	414,962
Less: impairment provision	(37)	(18)

	386,480	414,944

Bills receivable	1,090,479	1,238,620
Amounts due from related parties	1,975,408	1,290,619

	3,452,367	2,944,183

Prepayments	228,269	165,804
Other receivables	83,551	165,798

	3,764,187	3,275,785

During the year ended 31 December 2017, certain associates and joint ventures of the Group declared dividends with total amount of RMB479,633 thousands to the Group (2016: RMB557,312 thousands). As at 31 December 2017 and 31 December 2016, all these declared dividends had been received by the Group.

As at 31 December 2017, entrusted lendings of RMB12,000 thousands included in other receivables was made by the Group at an interest rate of 1.75% per annum, which will be due in 2018 (31 December 2016: RMB88,000 thousands included in other receivables was made by the Group at an interest rate of 1.75% per annum.

The remaining balance of other receivables mainly represented interest receivables.

As of 31 December 2017, the Group didn’t have any trade receivable which was past due but not impaired (31 December 2016: Nil).

Amounts due from related parties mainly represent trade-related balances, unsecured in nature and bear no interest.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

21	Trade receivables, other receivables and prepayments (continued)

The aging analysis of trade receivables, bills receivable and amounts due from related parties (net of allowance for doubtful debts) is as follows:

	As at 31 December
	2017 RMB’000	2016 RMB’000
Within one year	3,452,321	2,944,162
More than one year	46	21

	3,452,367	2,944,183

Movements of the Group’s impairment provision for trade and other receivables are as follows:

	2017 RMB’000	2016 RMB’000
As at 1 January	992	1,269
Provision for receivables impairment	66	71
Receivables written off during the year as uncollectible	(5)	(207)
Unused amounts reversed	—	(141)

As at 31 December	1,053	992

Bills receivables represent short-term bank acceptance receivables that entitle the Group to receive the full face amount of the receivables from the banks at maturity, which generally range from one to six months from the date of issuance. Historically, the Group had experienced no credit losses on bills receivables.

As at 31 December 2017 and 31 December 2016, no trade receivable or bills receivable was pledged as collateral.

Sales to third parties are generally on cash basis. Subject to negotiation, credit is generally only available for major customers with well-established trading records.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

22	Cash and cash equivalents

	As at 31 December
	2017 RMB’000	2016 RMB’000
Cash deposits with a related party	29,128	169,261
Cash at bank and on hand	7,475,138	5,271,362

	7,504,266	5,440,623

23	Time deposits with financial institutions

	As at 31 December
	2017 RMB’000	2016 RMB’000
Six-month time deposits with financial institutions	2,000,000	—

	2,000,000	—

24	Share capital

	Ordinary A shares listed in PRC with restriction RMB’000	Ordinary A shares listed in PRC RMB’000	Foreign invested H shares listed overseas RMB’000	Total RMB’000
As at 1 January 2016	4,380,000	2,925,000	3,495,000	10,800,000
Transition to unrestricted shares	(4,380,000)	4,380,000	—	—

As at 31 December 2016	—	7,305,000	3,495,000	10,800,000

As at 1 January 2017	—	7,305,000	3,495,000	10,800,000
Exercise of employee share options - proceeds received (Note 26)	—	14,177	—	14,177

As at 31 December 2017	—	7,319,177	3,495,000	10,814,177

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

25	Reserves

	Legal surplus RMB’000	Capital surplus RMB’000	Surplus reserve RMB’000	Other reserve RMB’000	Share premium RMB’000	Safety production fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at 1 January 2016	4,072,476	4,180	101,355	22,702	—	953	4,795,616	8,997,282
Net profit attributable to shareholders of the Company	—	—	—	—	—	—	5,968,466	5,968,466
Dividends proposed and approved	—	—	—	—	—	—	(1,080,000)	(1,080,000)
Utilisation of safety production fund	—	—	—	—	—	(607)	607	—
Share option scheme (Note 26)	—	—	—	18,004	—	—	—	18,004
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	18,213	—	—	—	18,213

Balance at 31 December 2016	4,072,476	4,180	101,355	58,919	—	346	9,684,689	13,921,965

Net profit attributable to shareholders of the Company	—	—	—	—	—	—	6,143,222	6,143,222
Dividends proposed and approved	—	—	—	—	—	—	(2,700,000)	(2,700,000)
Utilisation of safety production fund	—	—	—	—	—	(346)	346	—
Share option scheme (Note 26)	—	—	—	(10,640)	—	—	—	(10,640)
Exercise of share option	—	—	—	—	62,319	—	—	62,319
Share of other comprehensive income of investments accounted for using the equity method	—	—	—	(810)	—	—	—	(810)
Balance at 31 December 2017	4,072,476	4,180	101,355	47,469	62,319	—	13,128,257	17,416,056

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

26	Share-based payments

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

The fair value of the employee services received in exchange for the grant of this equity-settled, share-based compensation plan is recognised as an expense on a straight-line basis over the vesting period of each tranche. The total amount to be expensed is determined by reference to the fair value of the options granted excluding the impact of any service and non-market performance vesting conditions. When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium.

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 31 December 2017, the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each exercisable date.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

26	Share-based payments (continued)

Tranche	Exercisable date	Exercise price (per share in RMB)	Outstanding share options
1	6 January 2017	3.85	—
2	6 January 2018	3.85	9,552,250
3	6 January 2019	3.85	9,552,250

The total fair value of share options at the grant date was RMB65,412 thousands, which has been estimated by the Company using Black-Scholes valuation model with the support from an external valuation expert.

The significant inputs into the model were as follows:

Granting date
Spot share price	RMB4.51
Exercise price	RMB4.20
Expected volatility	41.20%
Maturity (years)	5.00
Risk-free interest rate	3.39%~3.67%
Dividend yield	1.00%

The first tranche of the Share Option Incentive Scheme was exercised on 29 August 2017, and the Company received cash payment of RMB54,580 thousands from 199 grantees, out of which, RMB14,177 thousands were in share capital (Note 24) and RMB40,403 thousands were in reserve as share premium (Note 25).

Share option expenses of RMB11,276 thousands have been recognised in “Selling and administrative expenses” of the Consolidated Income Statement for the year ended 31 December 2017 (2016: RMB18,004 thousands).

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

27	Borrowings

	As at 31 December
	2017 RMB’000	2016 RMB’000
Loans due within one year
– Short term bank loans	606,157	546,432

	606,157	546,432

The weighted average interest rate for the Group’s borrowings was 2.93% for the year ended 31 December 2017 (2016: 3.03%).

As at 31 December 2017, no borrowings were secured by property, plant and equipment (31 December 2016: Nil).

As at 31 December 2017, the Group had credit facilities with several PRC financial institutions which provided the Group to borrow or to guarantee the issuance of the bills of lading up to RMB21,296,000 thousands, within which amounted to RMB20,273,466 thousands were unused. The maturity dates of the unused facility amounted to RMB6,710,000 thousands will be after 31 December 2018. Management assessed that all the facilities could be renewed upon the expiration dates.

28	Deferred income

	2017 RMB’000	2016 RMB’000
As at 1 January	—	—
Government grants received during the year to compensate the cost caused by the project of relocation of pipeline in Huanggutang	5,679	—

As at 31 December	5,679	—

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

29	Trade and other payables

	As at 31 December
	2017 RMB’000	2016 RMB’000
Trade payables	1,908,457	2,123,904
Bills payable	—	5,000
Amounts due to related parties	3,731,687	3,044,304

	5,640,144	5,173,208

Staff salaries and welfares payable	123,959	37,634
Taxes payable (exclude income tax payable)	2,655,291	1,538,062
Interest payable	864	465
Dividends payable	23,686	20,473
Construction payable	425,891	191,043
Other liabilities	339,126	351,701

	3,568,817	2,139,378

	9,208,961	7,312,586

As at 31 December 2017 and 2016, all trade and other payables of the Group were non- interest bearing, and their fair value approximated their carrying amounts due to their short maturities.

As at 31 December 2017, amounts due to related parties included the advances from the related parties of RMB6,407 thousands (31 December 2016: RMB13,814 thousands).

As at 31 December 2017, the ageing analysis of the trade payables (including bills payable and amounts due to related parties with trading nature) based on invoice date was as follows:

	As at 31 December
	2017 RMB’000	2016 RMB’000
Within one year	5,568,507	5,151,868
Between one and two years	58,016	7,373
Over two years	13,621	13,967

	5,640,144	5,173,208

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

30	Related party transactions

The following is a list of the Group’s major related parties:

Names of related parties	Relationship with the Company
Sinopec Group	Ultimate parent company
BOC	Joint venture of the Group
Jinpu	Joint venture of the Group
Yangu Gas	Joint venture of the Group
Secco (i)	Associate of the Group
Chemical Industry	Associate of the Group
Jinsen	Associate of the Group
Azbil	Associate of the Group
Shanghai Nam Kwong Petro-Chemical Company Limited	Associate of the Group
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Associate of the Group
Shanghai Chemical Industry Park Logistics Company Limited	Associate of the Group
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Yangzi Petrochemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Russia Company Limited	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
China and South Korea (Wuhan) petrochemical Company Limited	Subsidiary of the immediate parent company
Sinopec USA Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hong Kong) Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Petro-Cyber Works Information Technology Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the immediate parent company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the immediate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Assets Management Corporation	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited (“Sinopec Finance”)	Subsidiary of the ultimate parent company

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

30	Related party transactions (continued)

(i)	For the year ended 31 December 2017, Secco becomes the subsidiary of the immediate parent company.

The following is a summary of significant balances and transactions between the Group and its related parties except for the dividends received as disclosed in the forgoing Note 21.

(a)	Most of the transactions undertaken by the Group during the year ended 31 December 2017 have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

Transactions between the Group and Sinopec Corp., its subsidiaries and joint ventures were as follows:

	2017	2016
	RMB’000	RMB’000
Sales of petroleum products	39,992,682	33,159,665
Sales other than petroleum products	6,708,955	5,738,425
Purchases of crude oil	34,819,936	21,599,355
Purchases other than crude oil	4,987,955	3,748,055
Sales commissions	116,616	100,221
Rental income	28,368	28,160

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

30	Related party transactions (continued)

(b)	Other transactions between the Group and Sinopec Group and its subsidiaries, associates and joint ventures of the Group were as follows:

	2017 RMB’000	2016 RMB’000
Sales of goods and service fee income
- Sinopec Group and its subsidiaries	10,531	38,389
- Associates and joint ventures of the Group	3,043,689	2,051,620

	3,054,220	2,090,009

Purchase
- Sinopec Group and its subsidiaries	378,111	1,056,737
- Associates and joint ventures of the Group	4,034,448	3,602,791

	4,412,559	4,659,528

Insurance premiums expenses
- Sinopec Group and its subsidiaries	126,405	123,621

Lease expenses
- Sinopec Group and its subsidiaries	53,960	53,960

Interest income
- Sinopec Finance	5,147	232

Loans repayment
- Sinopec Finance	—	370,000

Interest expense
- Sinopec Finance	—	3,322

Construction and installation cost
- Sinopec Group and its subsidiaries	172,404	177,792

The directors of the Company are of the opinion that the transactions with Sinopec Corp., its subsidiaries and joint ventures, Sinopec Group and its subsidiaries, associates and joint ventures of the Group as disclosed in Note 30(a) and 30(b) were conducted in the ordinary course of business, on normal commercial terms and in accordance with the agreements governing such transactions.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

30	Related party transactions (continued)

(c)	The relevant amounts due from/to Sinopec Corp., its subsidiaries and joint venture, Sinopec Group and its subsidiaries, associates and joint ventures of the Group, arising from purchases, sales and other transactions as disclosed in Note 30(a) and 30(b), are summarised as follows:

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Amounts due from related parties
- Sinopec Corp., its subsidiaries and joint ventures	1,792,857	1,226,972
- Sinopec Group and its subsidiaries	763	331
- Associates and joint ventures of the Group	181,788	63,316

	1,975,408	1,290,619

Amounts due to related parties
- Sinopec Corp., its subsidiaries and joint ventures	3,250,329	2,620,546
- Sinopec Group and its subsidiaries	61,728	387,788
- Associates and joint ventures of the Group	419,630	35,970

	3,731,687	3,044,304

Cash deposits, maturing within 3 months
- Sinopec Finance	29,128	169,261

(d)	As at 31 December 2017 and 31 December 2016, cash deposits with Sinopec Finance were at an interest rate of 0.35% per annum.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

30	Related party transactions (continued)

(e)	Key management personnel compensation and post-employment benefit plans

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors and supervisors of the Group. The key personnel compensations are as follows:

	Year ended 31 December
	2017	2016
	RMB’000	RMB’000
Short-term employee benefits	5,926	5,218
Post-employment benefits	143	148
Share-based payments	505	1,270

	6,574	6,636

(f)	Contributions to defined contribution retirement plans

The Group participates in defined contribution retirement plans organized by municipal governments for its staff. The contributions to defined contribution retirement plans are as follows:

	Year ended 31 December
	2017	2016
	RMB’000	RMB’000
Municipal retirement scheme costs	249,578	247,710
Supplementary retirement scheme costs	66,546	69,846

As at 31 December 2017 and 31 December 2016, there was no material outstanding contribution to the above defined contribution retirement plans.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

30	Related party transactions (continued)

(g)	Transactions with other state-owned entities in the PRC

The Group is a state-controlled enterprise and operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government (collectively referred to as “state-controlled entities”) through its government authorities, agencies, affiliations and other organisations.

Apart from transactions with related parties, the Group has transactions with other state-controlled entities which include, but are not limited to, the following:

•	sales and purchases of goods and ancillary materials;

•	rendering and receiving services;

•	lease of assets, purchase of property, plant and equipment;

•	placing deposits and obtaining finance; and

•	use of public utilities

These transactions are conducted in the ordinary course of the Group’s business on terms comparable to those with other entities that are not state controlled. The Group has established its procurement policies, pricing strategy and approval process for purchases and sales of products and services which do not depend on whether the counterparties are state-controlled entities or not.

(h)	Commitments with related parties

(1)	Construction and installation cost

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Sinopec Group and its subsidiaries	29,528	4,310

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

30	Related party transactions (continued)

(h)	Commitments with related parties (continued)

(2)	Operating lease commitments – Group company as lessee

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Sinopec Group and its subsidiaries
No later than 1 year	59,160	53,960
Later than 1 year and no later than 2 years	—	53,960

	59,160	107,920

The lease agreement is non-cancellable and will be ended at 31 December 2018.

(i)	Investment commitments with related parties

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, the Company was approved to make capital contribution of USD30,017 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

On 10 December 2013, the Company contributed the first instalment of RMB60,000 thousands for AN-2 project. On 5 March 2014, the Company contributed the first instalment of RMB11,541 thousands for BEU-2 project. According to the approval by Shanghai Municipal Commission of Commerce date 19 October 2015, the rest of the capital contribution to Shanghai Secco should be made within 50 years starting from its registration date.

Except for the above disclosed in Note 30(h) and 30(i), the Group had no other material commitments with related parties as at 31 December 2017, which are contracted, but not included in the financial statements.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

31	Dividend

An annual dividend in respect of the year ended 31 December 2017 of RMB0.3 per share, amounting to a total dividend of RMB3,247,144 thousands, was approved by the Board of Directors on 20 March 2018. This financial statement has not reflected such dividend payable.

Dividend in respect of the year ended 31 December 2016 of RMB0.25 per share, amounting to a total dividend of RMB2,700,000 thousands, was approved by the Board of Directors on 15 March 2017 and subsequently paid in July 2017.

32	Cash generated from operations

Reconciliation of profit before income tax to cash used in operation:

	Year ended 31 December
	2017	2016
	RMB’000	RMB’000
Profit before income tax	7,852,898	7,778,295

Adjustment items:
Interest income	(268,379)	(133,484)
Share of profit of investments accounted for using the equity method	(1,243,693)	(916,754)
Gain on disposal of a joint venture	(10,339)	—
Loss on fair value change of transaction financial liabilities	1,516	—
Interest expense	17,259	27,762
Foreign exchange loss/(gain)	7,091	(2,307)
Depreciation of property, plant and equipment	1,574,842	1,624,547
Depreciation of investment property	13,652	13,556
Amortisation of lease prepayments and other assets	245,635	244,157
Impairment loss on property, plant and equipment	118,179	254,242
Loss on disposal of property, plant and equipment-net	13,017	42,031
Government grant relating to disposal of property, plant and equipment	—	(15,000)
Share-based payment	11,276	18,004

Profit on operation before change of working capital	8,332,954	8,935,049

Increase in inventories	(438,125)	(1,981,285)
Increase in operation receivables	(116,580)	(483,169)
Increase in operation payables	1,003,653	665,616
Trade receivables being offset according to the offsetting master arrangements (Note 3.4)	—	(1,017,666)
Trade payables being offset according to the offsetting master arrangements (Note 3.4)	—	1,017,666
Increase in balances to related parties - net	2,594	1,342,846

Cash generated from operating activities	8,784,496	8,479,057

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

32	Cash generated from operations (continued)

(a)	Reconciliation of liabilities arising from financing activities

	As at	Financing	As at
	1 January 2017	cash flows	31 December 2017
	RMB’000	RMB’000	RMB’000
Bank loans	546,432	59,725	606,157

(b)	In the statement of cash flows, proceeds from sale of property, plant and equipment comprise:

	2017	2016
	RMB’000	RMB’000
Net book amount	16,424	37,133
Loss on disposal of property, plant and equipment - net	(13,017)	(42,031)
Government grant relating to disposal of property, plant and equipment	—	15,000
Increase in other payables	—	1,787
	(13,017)	(25,244)

Net proceeds from disposal of property, plant and equipment	3,407	11,889

33	Commitments

(a)	Capital commitments

	As at 31 December
	2017	2016
	RMB’000	RMB’000
Property, plant and equipment
Contracted but not provided for	230,997	5,300
Authorised but not contracted for	9,306,567	908,036

	9,537,564	913,336

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

33	Commitments (continued)

(b)	Operating lease commitments – the Group as lessee

Except the lease agreement disclosed in the forgoing Note 30(h), the Group also entered into other various non-cancellable operating lease agreements. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at 31 December
	2017	2016
	RMB’000	RMB’000
No later than 1 year	63,505	60,125
Later than 1 year and no later than 2 years	1,583	54,438
Later than 2 year and no later than 3 years	403	384
Later than 3 years	2,819	3,207

	68,310	118,154

34	Subsequent event

A dividend in respect of the year ended 31 December 2017 of RMB0.3 per share, amounting to a total dividend of RMB3,247,144 thousands, was proposed by the Board of Directors on 20 March 2018.

The second tranche of the Share Option Incentive Scheme was exercised at RMB3.85 yuan per share on 12 January 2018. Total amount to 9,636,900 shares was subscribed by 185 grantees.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

35	Balance sheet and reserve movement of the Company

	As at	As at
	31 December 2017	31 December 2016
	RMB’000	RMB’000
Assets
Non-current assets
Lease prepayments and other assets	671,355	623,455
Property, plant and equipment	12,618,633	13,191,911
Investment properties	423,941	413,943
Construction in progress	1,000,924	717,294
Investments in subsidiaries	1,673,120	1,445,620
Investments in associates and jointly controlled entities	3,853,209	3,332,354
Deferred income tax assets	111,929	99,057

	20,353,111	19,823,634

Current assets
Inventories	5,971,505	5,374,425
Trade receivables	2,983	3,562
Bills receivable	795,863	1,097,011
Other receivables	124,875	49,841
Prepayments	211,624	157,771
Amounts due from related parties	1,798,138	1,226,943
Cash and cash equivalents	6,268,493	4,421,143
Time deposits with financial institutions	2,000,000	—

	17,173,481	12,330,696

Total assets	37,526,592	32,154,330

Equity and liabilities
Equity attributable to owners of the Company
Share capital	10,814,177	10,800,000
Reserves (a)	17,403,339	13,778,226

Total equity	28,217,516	24,578,226

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

35	Balance sheet and reserve movement of the Company (continued)

	As at	As at
	31 December 2017	31 December 2016
	RMB’000	RMB’000
Liabilities
Non-current liabilities
Deferred income	5,679	—

	5,679	—

Current liabilities
Borrowings	518,000	632,000
Advance from customers	400,627	431,134
Trade payables	890,459	801,804
Other payables	3,348,432	1,992,421
Amounts due to related parties	3,530,044	3,105,940
Income tax payable	615,835	612,805

	9,303,397	7,576,104

Total liabilities	9,309,076	7,576,104

Total equity and liabilities	37,526,592	32,154,330

The balance sheet of the Company was approved by the Board of Directors on 20 March 2018 and were signed on its behalf.

Wu Haijun	Zhou Meiyun
Chairman and General Manager	Director and Chief Financial Officer

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

35	Balance sheet and reserve movement of the Company (continued)

(a)	Reserve movement of the Company

Reserves
RMB’000
(Restatement)
As at 1 January 2016	8,737,101
Employees share option scheme	18,004
Net profit attributable to shareholders of the Company	6,084,908
Other comprehensive income	18,213
Dividends proposed and approved	(1,080,000)

As at 31 December 2016	13,778,226

As at 1 January 2017	13,778,226
Employees share option scheme	51,679
Net profit attributable to shareholders of the Company	6,274,244
Other comprehensive loss	(810)
Dividends proposed and approved	(2,700,000)

As at 31 December 2017	17,403,339

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

36	Benefits and interests of directors and supervisors

(i)	Directors’ and supervisors’ emoluments:

	2017
		Retirement
	Salaries and	scheme	Discretionary
	other benefits	contributions	bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Gao Jinping	201	18	540	157	916
Jin Qiang	241	18	470	135	864
Guo Xiaojun	177	18	465	135	795
Wang Zhiqing (a)	184	16	525	—	725
Zhou Meiyun (b)	148	15	125	—	288
Ye Guohua (c)	15	2	13	—	30
Independent non-executive directors
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150
Cai Tingji (d)	75	—	—	—	75
Li Yuanqin (e)	63	—	—	—	63
Pan Fei (f)	19	—	—	—	19
Supervisors
Zuo Qiang	128	15	348	—	491
Li Xiaoxia	127	14	313	—	454
Ma Yanhui (g)	63	3	43	—	109
Zheng Yunrui (h)	100	—	—	—	100
Pan Fei (i)	50	—	—	—	50
Cai Tingji (j)	50	—	—	—	50

	2,091	119	2,842	427	5,479

(a)	Resigned in November 2017.
(b)	Appointed in March 2017.
(c)	Resigned in January 2017.
(d)	Resigned in June 2017
(e)	Appointed in July 2017.
(f)	Appointed in July 2017 and resigned in August 2017.
(g)	Appointed in October 2017.
(h)	Appointed in January 2017.
(i)	Appointed in January 2017 and resigned in June 2017.
(j)	Appointed in July 2017.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

36	Benefits and interests of directors and supervisors (continued)

(i)	Directors’ and supervisors’ emoluments: (continued)

	2016
		Retirement
	Salaries and	scheme	Discretionary
	other benefits	contributions	bonus	Share option	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Executive Directors
Wang Zhiqing	199	18	564	250	1,031
Gao Jinping	199	18	563	250	1,030
Ye Guohua (a)	175	18	490	215	898
Jin Qiang	239	18	490	215	962
Guo Xiaojun	175	18	484	215	892
Independent non-executive directors
Cai Tingji	150	—	—	—	150
Zhang Yimin	150	—	—	—	150
Liu Yunhong	150	—	—	—	150
Du Weifeng	150	—	—	—	150
Supervisors
Kuang Yuxiang (b)	140	11	320	—	471
Zuo Qiang	120	15	295	—	430
Li Xiaoxia	119	14	259	—	392

	1,966	130	3,465	1,145	6,706

(a)	Resigned in January 2017.
(b)	Resigned in July 2016.

Notes to the Consolidated Financial Statements (continued)

For the year ended 31 December 2017

36	Benefits and interests of directors and supervisors (continued)

(ii)	Directors’ retirement benefits

No specific retirement benefits were paid to directors in respect of services in connection with the management of the affairs of the Company or its subsidiary undertaking (2016: Nil).

(iii)	Directors’ material interests in transactions, arrangements or contracts

No significant transactions, arrangements and contracts in relation to the Group’s business to which the Company was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

Report of the PRC Auditor

[English Translation for Reference Only]

Auditor’s Report

PwC ZT Shen Zi (2018) No. 10008

(Page 1 of 5)

To the Shareholders of Sinopec Shanghai Petrochemical Company Limited,

Opinion

What we have audited

We have audited the accompanying financial statements of Sinopec Shanghai Petrochemical Company Limited (hereinafter “SPC”), which comprise :

•	the consolidated and company balance sheets as at 31 December 2017;

•	the consolidated and company income statements for the year then ended;

•	the consolidated and company cash flow statements for the year then ended;

•	the consolidated and company statements of changes in shareholders’ equity for the year then ended;

•	notes to the financial statements.

Our opinion

In our opinion, the accompanying financial statements present fairly, in all material respects, the consolidated and company’s financial position of SPC as at 31 December 2017, and their financial performance and cash flows for the year then ended in accordance with the requirements of Accounting Standards for Business Enterprises (“CASs”).

Basis for Opinion

We conducted our audit in accordance with China Standards on Auditing (“CSAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

We are independent of SPC in accordance with the Code of Ethics for Professional Accountants of the Chinese Institute of Certified Public Accountants (“CICPA Code”), and we have fulfilled our other ethical responsibilities in accordance with the CICPA Code.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

PricewaterhouseCoopers Zhong Tian LLP, 11/F., PricewaterhouseCoopers Center
Link Square 2, 202 Hu Bin Road, Huangpu District, Shanghai 200021, PRC
T: +86(21) 2323 8888, F: +86(21) 2323 8800, www.pwccn.com

Report of the PRC Auditor (continued)

[English Translation for Reference Only]

Auditor’s Report (continued)

PwC ZT Shen Zi (2018) No. 10008

(Page 2 of 5)

Key Audit Matters (continued)

A Key audit matter identified in our audit is:

Key Audit Matter	How our audit addressed the Key Audit Matter
Net realisable value (NRV) of work in progress and finished goods	We evaluated and tested the key control over the determination of estimated selling prices.

Refer to Notes 2.11 “Inventories”, 2.31 “Critical accounting estimates and assumptions” and 4.7 “Inventories” to the consolidated financial statements.	For selected goods that had been sold after 31 December 2017, we compared on a sample basis the actual selling prices against the estimated selling prices.

The SPC is principally engaged in processing of crude oil into petroleum products and other chemical products. The crude oil can be processed into various finish goods by different processing procedures. Inventories are valued at the lower of cost and NRV.

For other inventories:

•   for those goods of which selling prices were available in the domestic market, we performed independent research of the market price information and compared them against the estimated selling prices.

As at 31 December 2017, the gross balances of work in progress and finished goods were RMB1,265,964 thousands and RMB951,493 thousands, against which provisions of RMB19,270 thousands and RMB47,180 thousands were set aside, respectively.

•   for those goods of which no selling prices were available in the domestic market, we compared the estimated selling prices against the recent selling prices. We also independently evaluated the future market trend factors which management considered in determining the estimated selling prices, including possible changes in market supplies, customer demands, technology developments, the relevant State tariffs and the State’s guidance prices by corroborating with public data or research information, checking subsequent outcomes of these factors and reference to our industry knowledge.

The NRVs is determined based on the estimated selling prices less the estimated costs to completion, if relevant, other costs necessary to make the sale, and the related taxes.
Determination of estimated selling prices requires significant management judgement, taking into consideration of historical selling prices and future market trend.
We focused on this area because of the magnitude of the amounts and the significance of management judgements involved.	We assessed the reasonableness of the estimated costs to completion by comparing with the historical costs to completion for the similar inventories.

We found that management’s judgements in determining the NRV were supported by the evidence we gathered.

Report of the PRC Auditor (continued)

[English Translation for Reference Only]

Auditor’s Report (continued)

PwC ZT Shen Zi (2018) No. 10008

(Page 3 of 5)

Other Information

The directors of SPC are responsible for the other information. The other information comprises all of the information included in the annual report other than the consolidated financial statements and our auditor’s report thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Directors and Those Charged with Governance for the Consolidated Financial Statements

The directors of SPC are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the directors are responsible for assessing the SPC’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the SPC or to cease operations, or have no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the SPC’s financial reporting process.

Report of the PRC Auditor (continued)

[English Translation for Reference Only]

Auditor’s Report (continued)

PwC ZT Shen Zi (2018) No. 10008

(Page 4 of 5)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether these financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with CSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with CSAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the SPC’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the SPC to cease to continue as a going concern.

Report of the PRC Auditor (continued)

[English Translation for Reference Only]

Auditor’s Report (continued)

PwC ZT Shen Zi (2018) No. 10008

(Page 5 of 5)

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements (continued)

•	Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the SPC to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the SPC audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

PricewaterhouseCoopers Zhong Tian LLP	Signing CPA
Xu, Hong (Engagement Partner)

Shanghai, the People’s Republic of China	Signing CPA
Shen, Jie

20 March 2018

B.	Financial Statements prepared under China Accounting Standards for Business Enterprises

Consolidated and Company Balance Sheets

As at 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		31 December 2017	31 December 2016	31 December 2017	31 December 2016
ASSETS	Note	Consolidated	Consolidated	Company	Company
Current assets
Cash at bank and on hand	4(1)	9,504,266	5,440,623	8,268,493	4,421,143
Notes receivable	4(2),7(6)	1,151,053	1,267,920	815,227	1,097,011
Accounts receivable	4(4),13(1)	2,275,386	1,656,580	1,757,945	1,211,039
Advances to suppliers	4(6)	27,537	29,340	20,931	21,409
Interest receivable	4(3)	52,993	11,596	51,115	11,553
Other receivables	4(5),13(2)	18,557	56,545	75,431	36,345
Inventories	4(7)	6,597,598	6,159,473	5,971,505	5,374,425
Other current assets	4(8)	238,661	253,804	212,834	157,771

Total current assets		19,866,051	14,875,881	17,173,481	12,330,696

Non-current assets
Long-term equity investments	4(9),13(3)	4,592,044	3,838,794	5,711,216	4,972,861
Investment properties	4(10)	391,266	380,429	423,941	413,943
Fixed assets	4(11),13(4)	12,892,501	13,502,370	12,644,706	13,219,994
Construction in progress	4(12)	1,001,118	717,672	1,000,924	717,294
Intangible assets	4(13)	397,661	406,116	332,518	335,877
Long-term prepaid expenses	4(14)	349,588	299,340	338,837	287,578
Deferred tax assets	4(15)	119,307	103,091	111,929	99,057

Total non-current assets		19,743,485	19,247,812	20,564,071	20,046,604

Total assets		39,609,536	34,123,693	37,737,552	32,377,300

Consolidated and Company Balance Sheets (continued)

As at 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		31 December 2017	31 December 2016	31 December 2017	31 December 2016
LIABILITIES AND SHAREHOLDERS’ EQUITY	Note	Consolidated	Consolidated	Company	Company
Current liabilities
Short-term borrowings	4(17)	606,157	546,432	518,000	632,000
Financial liabilities held for trading	2(9),4(40)	1,516	—	—	—
Notes payable	4(18)	—	5,000	—	—
Accounts payable	4(19)	5,573,281	5,082,470	4,129,720	3,729,702
Advance from customers	4(20)	477,273	476,806	407,092	447,647
Employee benefits payable	4(21)	123,959	37,634	30,411	30,989
Taxes payable	4(22)	3,290,036	2,158,427	3,240,971	2,106,163
Interest payable	4(23)	864	465	738	470
Dividends payable	4(24)	23,686	20,473	23,686	20,473
Other payables	4(25)	825,472	614,668	952,779	608,660

Total current liabilities		10,922,244	8,942,375	9,303,397	7,576,104

Non-current liabilities
Deferred income	4(26)	145,679	150,000	145,679	150,000

Total liabilities		11,067,923	9,092,375	9,449,076	7,726,104

Shareholders’ equity
Share capital	1,4(27)	10,814,177	10,800,000	10,814,177	10,800,000
Capital surplus	4(28)	586,307	534,628	586,307	534,628
Other comprehensive income	4(29)	17,403	18,213	17,403	18,213
Specific reserve	4(30)	—	346	—	—
Surplus reserve	4(31)	5,727,624	5,100,401	5,727,624	5,100,401
Undistributed profits	4(32)	11,110,795	8,296,460	11,142,965	8,197,954

Total equity attributable to equity shareholders of the Company		28,256,306	24,750,048	28,288,476	24,651,196

Non-controlling interests	4(33)	285,307	281,270	—	—

Total shareholders’ equity		28,541,613	25,031,318	28,288,476	24,651,196

Total liabilities and shareholders’ equity		39,609,536	34,123,693	37,737,552	32,377,300

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Deputy General Manager and Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

Consolidated and Company Income Statements

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2017	2016	2017	2016
Items	Note	Consolidated	Consolidated	Company	Company
Revenue	4(34),13(5)	92,013,569	77,894,285	66,969,460	55,680,684
Less: Cost of sales	4(34),13(5)	69,656,977	55,743,306	44,865,087	33,815,117
Taxes and surcharges	4(35)	12,744,088	11,906,438	12,718,958	11,887,640
Selling and distribution expenses	4(36)	510,199	493,289	388,506	369,215
General and administrative expenses	4(37)	2,550,610	2,683,310	2,245,322	2,533,688
Financial expenses – net	4(38)	(217,202)	(55,830)	(214,745)	(53,548)
Asset impairment losses	4(44)	178,706	330,440	208,965	306,220
Add: Loss arising from changes in fair value	4(40)	(1,516)	—	—	—
Investment income	4(41),13(6)	1,244,032	906,754	1,187,296	958,672
Including: Share of profits of associates and joint ventures		1,233,693	906,754	1,180,563	911,939
Impairment loss	4(42)	(13,017)	(42,031)	(13,528)	(43,044)
Other income	4(43)	63,120	—	58,570	—
Operating profit		7,882,810	7,658,055	7,989,705	7,737,980

Add: Non-operating income	4(45)	14,736	155,927	11,130	149,606

Less: Non-operating expenses	4(46)	46,312	48,577	44,614	44,419

Total profit		7,851,234	7,765,405	7,956,221	7,843,167

Less: Income tax expenses	4(47)	1,698,739	1,796,822	1,683,987	1,771,756

Net profit		6,152,495	5,968,583	6,272,234	6,071,411

Attributable to shareholders of the Company		6,141,558	5,955,576	—	—
Non-controlling interests		10,937	13,007	—	—
Profit from continuing operations		6,152,495	5,968,583	6,272,234	6,071,411
Profit from discontinued operations		—	—	—	—

Consolidated and Company Income Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2017	2016	2017	2016
Items	Note	Consolidated	Consolidated	Company	Company
Other comprehensive income		(810)	18,213	(810)	18,213

Total comprehensive income		6,151,685	5,986,796	6,271,424	6,089,624

Attributable to shareholders of the Company		6,140,748	5,973,789	—	—
Non-controlling interests		10,937	13,007	—	—

Earnings per share
Basic earnings per share(RMB Yuan)	4(48)	0.568	0.551	—	—
Diluted earnings per share(RMB Yuan)	4(48)	0.568	0.551	—	—

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Deputy General Manager and Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

Consolidated and Company Cash Flow Statements

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2017	2016	2017	2016
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from operating activities
Cash received from sales of goods or rendering of services		103,576,258	88,200,924	76,919,035	62,778,690
Refund of taxes and surcharges		51,899	28,493	23,383	—
Cash received relating to other operating activities	4(49)	72,156	140,235	41,997	124,606

Sub-total of cash inflows		103,700,313	88,369,652	76,984,415	62,903,296

Cash paid for goods and services		(76,770,732)	(61,448,264)	(50,552,910)	(36,561,565)
Cash paid to and on behalf of employees		(2,638,462)	(2,469,097)	(2,376,717)	(2,285,431)
Payments of taxes and surcharges		(16,801,670)	(16,652,018)	(16,712,702)	(16,568,673)
Cash paid relating to other operating activities	4(49)	(410,967)	(589,316)	(331,114)	(778,177)

Sub-total of cash outflows		(96,621,831)	(81,158,695)	(69,973,443)	(56,193,846)

Net cash flows generated from operating activities	4(50),13(7)	7,078,482	7,210,957	7,010,972	6,709,450

Cash flows from investing activities
Cash received from entrusted lendings		88,000	106,000	—	—
Cash received from returns on investments		479,633	557,312	448,131	554,150
Net cash received from disposal of fixed assets		3,407	11,889	2,686	10,382
Cash received relating to other investing activities		10,339	—	—	—
Cash received relating to other investing activities	4(49)	726,982	124,379	699,059	90,768

Sub-total of cash inflows		1,308,361	799,580	1,149,876	655,300

Cash paid to acquire fixed assets, intangible assets and other long-term assets		(1,197,063)	(901,475)	(1,041,195)	(894,079)
Cash payment of entrusted lendings		(12,000)	(88,000)	—	—
Cash paid relating to other investing activities		(2,500,000)	—	(2,500,000)	—

Sub-total of cash outflows		(3,709,063)	(989,475)	(3,541,195)	(894,079)

Net cash flows used in investing activities		(2,400,702)	(189,895)	(2,391,319)	(238,779)

Consolidated and Company Cash Flow Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		2017	2016	2017	2016
Items	Note	Consolidated	Consolidated	Company	Company
Cash flows from financing activities
Cash received relating to other financing activities		54,580	—	54,580	—
Cash received from borrowings		2,119,147	2,589,432	2,018,000	3,072,000

Sub-total of cash inflows		2,173,727	2,589,432	2,072,580	3,072,000

Cash repayments of borrowings		(2,059,422)	(4,113,000)	(2,132,000)	(4,939,000)
Cash paid for distribution of dividends or profits and interest expenses		(2,721,752)	(1,142,776)	(2,712,883)	(1,124,792)

Including: Cash payments for dividends or profit to non-controlling shareholders of subsidiaries		(6,900)	(28,775)	—	—

Sub-total of cash outflows		(4,781,174)	(5,255,776)	(4,844,883)	(6,063,792)

Net cash flows used in financing activities		(2,607,447)	(2,666,344)	(2,772,303)	(2,991,792)

Effect of foreign exchange rate changes on cash and cash equivalents		(6,690)	8,475	—	—

Net increase in cash and cash equivalents		2,063,643	4,363,193	1,847,350	3,478,879
Add: Cash and cash equivalents at beginning of the year	4(1)	5,440,623	1,077,430	4,421,143	942,264

Cash and cash equivalents at end of the year	4(1)	7,504,266	5,440,623	6,268,493	4,421,143

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Deputy General Manager and Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

Consolidated Statement of Changes in Shareholders’ Equity

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

		Attributable to equity shareholders of the Company						Non- controlling interests	Total shareholders’ equity
Items	Note	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits
Balance at 1 January 2016		10,800,000	516,624	—	953	4,493,260	4,028,025	297,038	20,135,900

Movements for the year ended 31 December 2016
Total comprehensive income
Net profit for the year		—	—	—	—	—	5,955,576	13,007	5,968,583
Other comprehensive income	4(29)	—	—	18,213	—	—	—	—	18,213
Contributions of equity
Employees share option scheme	4(28)	—	18,004	—	—	—	—	—	18,004
Appropriation of profits
Appropriation to surplus reserves	4(31)	—	—	—	—	607,141	(607,141)	—	—
Distributions to shareholders	4(32)	—	—	—	—	—	(1,080,000)	(28,775)	(1,108,775)
Specific reserve
Accrued	4(30)	—	—	—	106,443	—	—	—	106,443
Utilised	4(30)	—	—	—	(107,050)	—	—	—	(107,050)

Balance at 31 December 2016		10,800,000	534,628	18,213	346	5,100,401	8,296,460	281,270	25,031,318

Balance at 1 January 2017		10,800,000	534,628	18,213	346	5,100,401	8,296,460	281,270	25,031,318

Movements for the year ended 31 December 2017
Total comprehensive income
Net profit for the year		—	—	—	—	—	6,141,558	10,937	6,152,495
Other comprehensive income	4(29)	—	—	(810)	—	—	—	—	(810)
Contributions of equity
Employees share option scheme	4(27),4(28)	14,177	62,319	—	—	—	—	—	76,496
Exercise of share option	4(28)	—	(10,640)	—	—	—	—	—	(10,640)
Appropriation of profits
Appropriation to surplus reserves	4(31)	—	—	—	—	627,223	(627,223)	—	—
Distributions to shareholders	4(32)	—	—	—	—	—	(2,700,000)	(6,900)	(2,706,900)
Specific reserve
Accrued	4(30)	—	—	—	92,774	—	—	—	92,774
Utilised	4(30)	—	—	—	(93,120)	—	—	—	(93,120)

Balance at 31 December 2017		10,814,177	586,307	17,403	—	5,727,624	11,110,795	285,307	28,541,613

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Deputy General Manager and Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

Statement of Changes in Shareholders’ Equity

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

Items	Note	Share capital	Capital surplus	Other comprehensive income	Specific reserve	Surplus reserve	Undistributed profits	Total shareholders’ equity
Balance at 1 January 2016		10,800,000	516,624	—	—	4,493,260	3,813,684	19,623,568

Movements for the year ended 31 December 2016
Total comprehensive income
Net profit for the year		—	—	—	—	—	6,071,411	6,071,411
Other comprehensive income		—	—	18,213	—	—	—	18,213
Contributions of equity
Employees share option scheme		—	18,004	—	—	—	—	18,004
Appropriation of profits		—	—	—	—	607,141	(607,141)	—
Distributions to shareholders		—	—	—	—	—	(1,080,000)	(1,080,000)
Specific reserve
Accrued		—	—	—	100,683	—	—	100,683
Utilised		—	—	—	(100,683)	—	—	(100,683)

Balance at 31 December 2016		10,800,000	534,628	18,213	—	5,100,401	8,197,954	24,651,196

Balance at 1 January 2017		10,800,000	534,628	18,213	—	5,100,401	8,197,954	24,651,196

Movements for the year ended 31 December 2017
Total comprehensive income
Net profit for the year		—	—	—	—	—	6,272,234	6,272,234
Other comprehensive income		—	—	(810)	—	—	—	(810)
Contributions of equity
Employees share option scheme		14,177	62,319	—	—	—	—	76,496
Exercise of share option		—	(10,640)	—	—	—	—	(10,640)
Appropriation of profits
Appropriation to surplus reserves		—	—	—	—	627,223	(627,223)	—
Distributions to shareholders		—	—	—	—	—	(2,700,000)	(2,700,000)
Specific reserve
Accrued		—	—	—	88,479	—	—	88,479
Utilised		—	—	—	(88,479)	—	—	(88,479)

Balance at 31 December 2017		10,814,177	586,307	17,403	—	5,727,624	11,142,965	28,288,476

The accompanying notes form an integral part of these financial statements.

Chairman and General Manager	Deputy General Manager and Chief Financial Officer	Accounting Chief
Wu Haijun	Zhou Meiyun	Zhang Feng

Notes to the Financial Statements

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	General information

Sinopec Shanghai Petrochemical Company Limited (“the Company”), formerly Shanghai Petrochemical Company Limited, was established in the People’s Republic of China (“the PRC”) on 29 June 1993 with registered capital of RMB4,000,000,000, invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

Sinopec Group completed its reorganisation on 25 February 2000. After the reorganisation, China Petroleum & Chemical Corporation (“Sinopec Corp.”) was established. As part of the reorganisation, Sinopec Group transferred its 4,000,000,000 of the Company’s state-owned legal shares, which represented 55.56 percent of the issued share capital of the Company, to Sinopec Corp Sinopec Corp. became the largest shareholder of the Company.

The Company changed its name to Sinopec Shanghai Petrochemical Company Limited on 12 October 2000.

Ordinary A shares of RMB14,176,600 were registered on 27 September 2017.

As at 31 December 2017, total shares of the Company were 10,814,176,600, 1 Yuan per share. Detailed changes to share capital refers to Note 4(27).

The Company and its subsidiaries (“the Group”) is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

Details of the Company’s principal subsidiaries are set out in Note 5.

These financial statements were authorised for issue by the Board of Directors on 20 March 2018.

2	Summary of significant accounting policies and accounting estimates

The Group determines the accounting policies and accounting estimates based on its production and management features, mainly reflecting in provision for accounts receivables (Note 2(10)), decline in the value of inventories (Note 2(11)), depreciation of fixed assets (Note 2(14)), impairment of long-term assets (Note 2(19)), and income tax (Note 2(27)) etc.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

The key assumptions adopted by the Group in evaluating significant accounting policies and accounting estimate are listed in Note 2(31).

(1)	Basis of preparation

The financial statements are prepared in accordance with the Accounting Standard for Business Enterprises – Basic Standard, and the specific accounting standards and other relevant regulations issued by the Ministry of Finance on 15 February 2006 and in subsequent periods (hereafter collectively referred to as “the Accounting Standard for Business Enterprises” or “CAS”).

The financial statements are prepared on a going concern basis.

(2)	Statement of compliance with the Accounting Standards for Business Enterprises

The financial statements of the Company for the year ended 31 December 2017 are in compliance with the Accounting Standards for Business Enterprises, and truly and completely present the financial position as of 31 December 2017 and the operating results, cash flows and other information for the year then ended of the Group and the Company.

(3)	Accounting period

The Company’s accounting year starts on 1 January and ends on 31 December.

(4)	Recording currency

The recording currency is Renminbi (RMB). The Company and subsidiaries determine the recording currency according to the main economic environment. The financial statements are prepared by Renminbi (RMB).

(5)	Business combinations

(a)	Business combinations involving enterprises under common control

The consideration paid and net assets obtained by the absorbing party in a business combination are measured at the carrying amount. If the assets was obtained from the third party in the prior years by the ultimate controlling party, the assets and liabilities of merged party (including goodwill formed during ultimate party obtained the merged party) are based in the financial statements by carrying value. The difference between the carrying amount of the net assets obtained from and the carrying amount of the consideration paid for the combination is treated as an adjustment to capital surplus (capital premium). If the capital surplus (capital premium) is not sufficient to absorb the difference, the remaining balance is adjusted against undistributed profits. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(5)	Business combinations (Continued)

(b)	Business combinations involving enterprises not under common control

The cost of combination and identifiable net assets obtained by the acquirer in a business combination are measured at fair value at the acquisition date. Where the cost of the combination exceeds the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised as goodwill; where the cost of combination is lower than the acquirer’s interest in the fair value of the acquiree’s identifiable net assets, the difference is recognised in profit or loss for the current period. Costs directly attributable to the combination are included in profit or loss in the period in which they are incurred. Transaction costs associated with the issue of equity or debt securities for the business combination are included in the initially recognised amounts of the equity or debt securities.

(6)	Preparation of consolidated financial statements

The consolidated financial statements comprise the financial statements of the Company and all of its subsidiaries.

Subsidiaries are consolidated from the date on which the Group obtains control and are de-consolidated from the date that such control ceases. For a subsidiary that is acquired in a business combination involving enterprises under common control, it is included in the consolidated financial statements from the date when it, together with the Company, comes under common control of the ultimate controlling party. The portion of the net profits realised before the combination date is presented separately in the consolidated income statement.

In preparing the consolidated financial statements, where the accounting policies and the accounting periods are inconsistent between the Company and subsidiaries, the financial statements of the subsidiaries are adjusted in accordance with the accounting policies and the accounting period of the Company. For subsidiaries acquired from business combinations involving enterprises not under common control, the individual financial statements of the subsidiaries are adjusted based on the fair value of the identifiable net assets at the acquisition date.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(6)	Preparation of consolidated financial statements (Continued)

All significant intra-group balances, transactions and unrealised profits are eliminated in the consolidated financial statements. The portion of subsidiaries’ owners’ equity and the portion of subsidiaries’ net profits and losses and comprehensive incomes for the period not attributable to the Company are recognised as non-controlling interests, net profit attributed to non-controlling interests and total comprehensive incomes attributed to non-controlling interests and presented separately in the consolidated financial statements under owners’ equity, net profits and total comprehensive income respectively. Unrealised profits and losses resulting from the sale of assets by the Company to its subsidiaries are fully eliminated against net profit attributable to owners of the parent. Unrealized profits and losses resulting from the sale of assets by a subsidiary to the Company are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary. Unrealized profits and losses resulting from the sale of assets by one subsidiary to another are eliminated and allocated between net profit attributable to owners of the parent and non-controlling interests in accordance with the allocation proportion of the parent in the subsidiary.

If the accounting treatment of a transaction which considers the Group as an accounting entity is different from that considers the Company or its subsidiaries as an accounting entity, it is adjusted from the perspective of the Group.

(7)	Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits that can be readily drawn on demand, and short-term and highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

(8)	Foreign currency translation

Foreign currency transactions

Foreign currency transactions are translated into RMB using the exchange rates prevailing at the dates of the transactions.

At the balance sheet date, monetary items denominated in foreign currencies are translated into RMB using the spot exchange rates on the balance sheet date. Exchange differences arising from these translations are recognised in profit or loss for the current period, except for those attributable to foreign currency borrowings that have been taken out specifically for the acquisition or construction of qualifying assets, which are capitalised as part of the cost of those assets. Non-monetary items denominated in foreign currencies that are measured at historical costs are translated into RMB at the balance sheet date using the spot exchange rates at the date of the transactions. The effect of exchange rate changes on cash is presented separately in the cash flow statement.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial Instruments

(a)	Financial assets

(i)	Financial assets classification

Financial assets are classified into the following categories at initial recognition: financial assets at fair value through profit or loss, receivables, available-for-sale financial assets and held-to-maturity investments. The classification of financial assets depends on the Group’s intention and ability to hold the financial assets.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for the purpose of selling in the short term.

Receivables

Receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories at initial recognition. Available-for-sale financial assets are included in other current assets on the balance sheet if management intends to dispose of them within 12 months after the balance sheet date.

Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed maturity and fixed or determinable payments that management has the positive intention and ability to hold to maturity. Held-to-maturity investments with maturities over 12 months when the investments were made but are due within 12 months at the balance sheet date are included in the current portion of non-current assets; held-to maturity investments with maturities no more than 12 months when the investments were made are included in other current assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(ii)	Recognition and measurement

Financial assets are recognised at fair value on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument. In the case of financial assets at fair value through profit or loss, the related transaction costs incurred at the time of acquisition are recognised in profit or loss for the current period. For other financial assets, transaction costs that are attributable to the acquisition of the financial assets are included in their initially recognised amounts.

Financial assets at fair value through profit or loss and available-for-sale financial assets are subsequently measured at fair value. Investments in equity instruments are measured at cost when they do not have a quoted market price in an active market and whose fair value cannot be reliably measured. Receivables and held-to-maturity investments are measured at amortised cost using the effective interest method.

Gains or losses arising from change in fair value of financial assets at fair value through profit or loss are recognised in profit or loss. Interests and cash dividends received during the period in which such financial assets are held, as well as the gains or losses arising from disposal of these assets are recognised in profit or loss for the current year.

Gains or losses arising from change in fair value of available-for-sale financial assets are recognised directly in equity, except for impairment losses and foreign exchange gains and losses arising from translation of monetary financial assets. When such financial assets are derecognised, the cumulative gains or losses previously recognised directly into equity are recycled into profit or loss for the current period. Interests on available-for-sale investments in debt instruments calculated using the effective interest method during the period in which such investments are held and cash dividends declared by the investee on available-for-sale investments in equity instruments are recognised as investment income, which is recognised in profit or loss for the period.

(iii)	Impairment of financial assets

The Group assesses the carrying amounts of financial assets other than those at fair value through profit or loss at each balance sheet date. If there is objective evidence that a financial asset is impaired, the Group shall determine the amount of impairment loss.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial Instruments (Continued)

(a)	Financial assets (Continued)

(iii)	Impairment of financial assets (Continued)

A financial asset is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The objective evidence that indicate the impairment of available-for-sale investment in equity instruments includes a significant or prolonged decline in the fair value of available-for-sale investment in equity instruments. The Group assesses all kinds of available-for-sale investments in equity instruments individually at balance sheet date. Impairment loss should be recognized if the fair value of investments in equity instruments is less than 50%(50% inclusive)of its initial investment cost or in the case that the fair value has been less than the initial investment cost for more than one year (one year inclusive). The Group will consider other relevant factors, such as the price volatility, to determine whether an impairment loss should be recognised for the equity instrument if the decline in the fair value of an equity instrument is more than 20% (20% inclusive) but less than 50% of its initial investment cost.

When an impairment loss on a financial asset carried at amortised cost has occurred, the amount of loss is provided for at the difference between the asset’s carrying amount and the present value of its estimated future cash flows (excluding future credit losses that have not been incurred). If there is objective evidence that the value of the financial asset recovered and the recovery is related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed and the amount of reversal is recognised in profit or loss.

In the case of impairment of available-for-sale financial assets, the cumulative loss arising from the decline in fair value that had been recognised directly in equity is removed from equity and recognised in impairment loss. For an investment in debt instrument classified as available-for-sale on which impairment losses have been recognised, if, in a subsequent period, it’s fair value increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the previously recognised impairment loss is reversed and recognized in profit or loss for the current year. For an investment in an equity instrument classified as available-for-sale on which impairment losses have been recognised, the increase in its fair value in a subsequent period is recognised in equity directly.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial instruments (Continued)

(a)	Financial assets (Continued)

(iii)	Impairment of financial assets (Continued)

If an impairment loss on an available-for-sale financial asset measured at cost incurs, the amount of loss is measured at the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. The previously recognised impairment loss will not be reversed in subsequent periods.

(iv)	Derecognition of financial assets

A financial asset is derecognised when it meets one of the following conditions:

•	If the Group’s contractual rights to the cash flows from the financial asset expire.

•	Or if the Group transfers substantially all the risks and rewards of ownership of the financial asset to another party.

•	Or if the Group has neither transferred nor retained substantially all of the risks and rewards of the asset, but the Group has ceased the control over the financial asset.

On derecognition of a financial asset, the difference between the carrying amount and the aggregate consideration received and the accumulative amount of the changes of fair value originally recorded in the shareholders’ equity is recognised in profit or loss.

(b)	Financial liabilities

Financial liabilities are classified into the following categories at initial recognition financial liabilities measured at fair value and changes are included in current profit and loss and other financial liabilities. Financial liabilities of the Group mainly comprise of financial liabilities held for trading other financial liabilities, including payables and borrowings.

Financial liabilities held for trading are the forward foreign exchange contracts signed by the subsidiaries of the Group, initially measured at fair value, and the changes in fair value are recorded into profit or loss for the current period.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(9)	Financial instruments (Continued)

(b)	Financial liabilities (Continued)

Payables include accounts payable, notes payable, other payables, etc., which are initially recorded at fair value and measured subsequently at amortised cost using the effective interest method subsequently.

Borrowings and notes payable are recorded initially at fair value, net of transaction costs incurred, and subsequently carried at amortised cost using the effective interest method.

Other financial liabilities with maturities no more than one year (including one year) are classified as current liabilities. Other financial liabilities with maturity over one year but are due within one year (including one year) at balance sheet date are classified as the current portion of non-current liabilities. Others are classified as non-current liabilities.

A financial liability shall be derecognised or partly derecognised when the current obligation is discharged or partly discharged. The difference between the carrying amount of derecognised portion of the financial liability and the consideration paid shall be recognised in profit or loss.

(c)	Determination of fair value of financial instruments

The fair value of a financial instrument that is traded in an active market is determined at the quoted price in the active market. The fair value of a financial instrument that is not traded in an active market is determined by using a valuation technique which is applicable in the current situation and support with enough available data and other information.

When a valuation technique is used to establish the fair value of a financial instrument, it chooses the inputs which are consistent with the asset or liability’s characteristics considered by market participants in the transaction of the relevant asset or liability and makes the maximum use of relevant observable inputs. Unobservable inputs are used when it is unavailable or impracticable to obtain relevant observable inputs.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(10)	Receivables

Receivables comprise accounts receivable, other receivables and notes receivables. Accounts receivable arising from sale of goods or rendering of services are initially recognised at fair value of the contractual payments from the buyers or service recipients.

(a)	Receivables that are individually significant and subject to separate provision

Receivables with amounts that are individually significant are subject to separate assessment for impairment. If there exists objective evidence that the Group will not be able to collect the amount under the original terms, a provision for bad debts of that receivable is made.

Judgement basis or criteria for receivables that are individually significant is over RMB10,000 thousands.

Provision for bad debts for receivables that are individually significant and assessed individually is made at the difference between its carrying amount and the present value of its estimated future cash flows.

(b)	Receivables that are combined into certain groups and subject to provision by groups

Receivables with amounts that are not individually significant and those receivables that have been individually assessed for impairment and have not been found impaired are classified into certain groupings based on their credit risk characteristics. The provision for bad debts is determined based on the historical loss experience for the groupings of receivables with similar credit risk characteristics, taking into consideration of the current circumstances.

Basis for determination of groups is as follows:

Group Name	Criteria
Group 1	Groups of receivables with similar credit risk characteristics

Group 2	Receivables for related parties except for the accounts receivables that are individually significant and subject to separate provision,

Bank acceptance notes	Banks with lower credit risk

Method for provision by groups are summarised as followed:

Group Name	Method for provision
Group 1	Ageing analysis method

Group 2	Percentage of bad debt provision is 0%

Bank acceptance notes	Not applicable

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(10)	Receivables (Continued)

(b)	Receivables that are combined into certain groups and subject to provision by groups (Continued)

Ratios of provision for bad debts used in the ageing analysis method for groups are as follows:

	Provisions as a percentage of	Provisions as a percentage of
	accounts receivable	other receivables
Within one year	—	—
Over one year but within two years	30%	30%
Over two years but within three years	60%	60%
Over three years	100%	100%

(c)	Receivables that are individually insignificant but subject to separate provision

If there exists objective evidence that the Group will not be able to collect the amount under the original terms.

The impairment loss and the provision for bad debts are determined based on the amount of the present value of the future cash flows expected to be derived from the asset below the carrying amount.

(d)	When the Group transfers the accounts receivable to the financial institutions without recourse, the difference between the proceeds received from the transaction and their carrying amounts and the related taxes is recognised in profit or loss for the current period.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(11)	Inventories

(a)	Categories of inventories

Inventories include raw materials, work in progress, finished goods, spare parts and consumables, and are measured at the lower of cost and net realisable value.

(b)	Measurement of cost of inventories

Cost is determined using the weighted average method. The cost of finished goods and work in progress comprise raw materials, direct labour and systematically allocated production overhead based on the normal production capacity.

(c)	Basis for determining net realisable value of inventories and method of provision for impairment of inventories

Provision for decline in the value of inventories is determined at the excess amount of the carrying amounts of the inventories over their net realisable value. Net realisable value is determined based on the estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs necessary to make the sale and related taxes.

(d)	The Group adopts the perpetual inventory system.

(e)	Amortisation methods for low-value consumables

Low value consumables are expensed upon issuance.

(12)	Long-term equity investments

Long-term equity investments comprise the Company’s long-term equity investments in its subsidiaries, and the Group’s long-term equity investments in its joint ventures and associates.

Subsidiaries are the investees over which the Company is able to exercise control. A joint venture is a joint arrangement which is structured through a separate vehicle over which the Group has joint control together with other parties and only has rights to the net assets of the arrangement based on legal forms, contractual terms and other facts and circumstances. An associates is the investee over which the Group has significant influence by participating in the financial and operating policy decisions.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(12)	Long-term equity investments (Continued)

Investments in subsidiaries are presented in the Company’s financial statements using the cost method, and are adjusted to the equity method when preparing the consolidated financial statements. Investments in joint ventures and associates are accounted for using the equity method.

(a)	Initial recognition

For long-term equity investments acquired through a business combination: The initial investment cost of a long-term equity investment obtained through a business combination involving enterprises under common control is the Company’s share of the carrying amount of the subsidiary’s equity at the combination date. For a long-term equity investment obtained through a business combination not involving enterprises under common control, the initial investment cost is the combined cost issued by the Company, in exchange for control of the acquire.

For long-term equity investment acquired other than through a business combination, the initial investment cost is recognised at the actual consideration paid if the Group acquires the investment by cash, or at the fair value of the equity securities issued if an investment is acquired by issuing equity securities.

(b)	Subsequent measurement and method of confirming profit and loss

Under the cost method of accounting, long-term equity investments are measured at initial investment cost, investment income is recognised in profit or loss for the cash dividends or profit distribution declared by the investee.

For long-term equity investments accounted for using the equity method, where the initial investment cost exceeds the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the investment is initially measured at cost; Where the initial investment cost is less than the fair value of the Group’s share of the investee’s identifiable net assets at the time of acquisition, the difference is included in profit or loss for the current period and the cost of the long-term equity investment is adjusted upwards accordingly.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(12)	Long-term equity investments (Continued)

(b)	Subsequent measurement and method of confirming profit and loss (Continued)

Under the equity method of accounting, the Group recognises the investment income according to its share of net profit or loss of the investee. The Group discontinues recognising its share of net losses of an investee after the carrying amount of the long-term equity investment together with any long-term interests that, in substance, form part of the investor’s net investment in the investee are reduced to zero. However, if the Group has obligations for additional losses and the criteria with respect to recognition of provisions under the accounting standards on contingencies are satisfied, the Group continues recognising the investment losses and the provisions. For changes in shareholders’ equity of the investee other than those arising from its net profit or loss, other comprehensive income and distribution of profits the Group records its proportionate share directly into capital surplus, The carrying amount of the investment is reduced by the Group’s share of the profit distribution or cash dividends declared by an investee. The unrealised profits or losses arising from the intra-group transactions amongst the Group and its investees are eliminated in proportion to the Group’s equity interest in the investees, and then based on which the investment gain or losses are recognised. For the loss on the intra-group transaction amongst the Group and its investees attributable to asset impairment, and the related unrealised loss is not eliminated.

(c)	Definition of control, joint control or significant influence over the investees

Control refers to the power to govern the financial and operating policies of an investee, so as to obtain benefits from their operating activities.

Joint control is the contractually agreed sharing of control over an economic activity, and exists only when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control.

Significant influence refers to the power to participate in making decisions on the financial and operating policies of an enterprise, but not the power to control, or jointly control, the formulation of such policies with other parties.

(d)	Impairment of Long-term equity investments

The carrying amount of long-term equity investments in subsidiaries, joint ventures and associates shall be reduced to the recoverable amount if the recoverable amount is below the carrying amount (Note 2(19)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(13)	Investment properties

Investment properties, including land use rights that have already been leased out, buildings that are held for the purpose of leasing and buildings that is being constructed or developed for future use for leasing, are measured initially at cost. Subsequent expenditures incurred in relation to an investment property are included in the cost of the investment property when it is probable that the associated economic benefits will flow to the Group and their costs can be reliably measured; otherwise, the expenditures are recognised in profit or loss in the period in which they are incurred.

The Group adopts the cost model for subsequent measurement of investment properties. Buildings and land use rights are depreciated or amortised to their estimated net residual values over their estimated useful lives. The estimated useful lives, the estimated net residual values that are expressed as a percentage of cost and the annual depreciation rates of investment properties are as follows:

		Estimated net	Annual depreciation
	Estimated useful lives	residual values	rates
Buildings	30-40 years	3%	2.43%-3.23%

When an investment property is transferred to owner-occupied properties, it is reclassified as fixed asset or intangible asset at the date of the transfer. When an owner-occupied property is transferred out for earning rentals or for capital appreciation, the fixed asset or intangible asset is reclassified as investment properties at its carrying amount at the date of the transfer. If transferred, the carrying value before transfer is regarded as recorded value.

The investment property’s estimated useful life, net residual value and depreciation (amortisation) method applied are reviewed and adjusted as appropriate at each year-end.

An investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal. The net amount of proceeds from sale, transfer, retirement or damage of an investment property after its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

When the recoverable amount of investment properties is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(19)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(14)	Fixed assets

(a)	Recognition and initial measurement of fixed assets

Fixed assets comprise buildings, plant and machinery, vehicles, other equipment, etc.

Fixed asset is recognized when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. Fixed assets purchased or constructed by the Group are initially measured at cost at the time of acquisition. The fixed assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

Subsequent expenditures incurred for a fixed asset are included in the cost of the fixed asset when it is probable that the associated economic benefits will flow to the Group and the related cost can be reliably measured. The carrying amount of the replaced part is derecognised. All the other subsequent expenditures are recognised in profit or loss in the period in which they are incurred.

(b)	Depreciation of fixed assets

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. For the fixed assets that have been provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives.

The estimated useful lives, the estimated residual values expressed as a percentage of cost and the annual depreciation rates of fixed assets are as follows:

	Estimated useful lives	Estimated residual values	Annual depreciation rates
Buildings	12-40 years	0% to 5%	2.4% to 8.3%
Plant and machinery	12-20 years	0% to 5%	4.8% to 8.3%
Vehicles and other equipment	4-20 years	0% to 5%	4.8% to 25.0%

The estimated useful life, the estimated net residual value of a fixed asset and the depreciation method applied to the asset are reviewed, and adjusted as appropriate at each year-end.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(14)	Fixed assets

(c)	When the recoverable amount of fixed assets is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(19)).

(d)	Disposal of fixed assets

A fixed asset is derecognised on disposal or when no future economic benefits are expected from its use or disposal. The amount of proceeds from disposals on sale, transfer, retirement or damage of a fixed asset net of its carrying amount and related taxes and expenses is recognised in profit or loss for the current period.

(15)	Construction in progress

Construction in progress is measured at actual cost. Actual cost comprises construction costs, installation costs, borrowing costs that are eligible for capitalisation and other costs necessary to bring the fixed assets ready for their intended use. Construction in progress is transferred to fixed assets when the assets are ready for their intended use, and depreciation begins from the following month. When the recoverable amount of construction in progress is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(19)).

(16)	Borrowing costs

The borrowing costs that are directly attributable to the acquisition and construction of a fixed asset that needs a substantially long period of time for its intended use commence to be capitalised and recorded as part of the cost of the asset when expenditures for the asset and borrowing costs have been incurred, and the activities relating to the acquisition and construction that are necessary to prepare the asset for its intended use have commenced. The capitalisation of borrowing costs ceases when the asset under acquisition or construction becomes ready for its intended use and the borrowing costs incurred thereafter are recognised in profit or loss for the current period. Capitalisation of borrowing costs is suspended during periods in which the acquisition or construction of a fixed asset is interrupted abnormally and the interruption lasts for more than 3 months, until the acquisition or construction is resumed.

For the specific borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by deducting any interest earned from depositing the unused specific borrowings in the banks or any investment income arising on the temporary investment of those borrowing during the capitalisation period.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(16)	Borrowing costs (Continued)

For the general borrowings obtained for the acquisition or construction of a qualifying fixed asset, the amount of borrowing costs eligible for capitalisation is determined by applying the weighted average effective interest rate of general borrowings used, to the weighted average of the excess amount of cumulative expenditures on the asset over the amount of specific borrowings. The effective interest rate is the rate at which estimated future cash flows during the period of expected duration or shorter period applied discounted to the initial amount of the borrowings.

(17)	Intangible assets

Intangible assets include land use rights and patents, and are measured at cost. The intangible assets injected by the state-owned shareholder during the restructuring were initially recorded at the valuated amount approved by the relevant authorities managing state-owned assets.

(a)	Land use rights

Land use rights are amortised on the straight-line basis over their approved use period of 30-50 years. If the acquisition costs of the land use rights and the buildings located thereon cannot be reasonably allocated between the land use rights and the buildings, all of the acquisition costs are recognised as fixed assets.

(b)	Patents

Patents are amortised on a straight-line basis over the patent protection of 10-28 years as stipulated by the laws.

(c)	Periodical review of useful life and amortisation method

For an intangible asset with a finite useful life, review of its useful life and amortisation method is performed at each year-end, with adjustment made as appropriate.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(17)	Intangible assets (Continued)

(d)	Research and development

The expenditure on an internal research and development project is classified into expenditure on the research phase and expenditure on the development phase based on its nature and whether there is material uncertainty that the research and development activities can form an intangible asset at end of the project.

Expenditure on the research phase is recognised in profit or loss in the period in which it is incurred. Expenditure on the development phase is capitalised only if all of the following conditions are satisfied:

•	it is technically feasible to complete the research and development project so that it will be available for use or sale;

•	management intends to complete the research and development project, and use or sell it;

•	it can be demonstrated how the research and development project will generate economic benefits;

•	there are adequate technical, financial and other resources to complete the development and the ability to use or sell the research and development project; and

•	the expenditure attributable to the research and development project during its development phase can be reliably measured.

Other development expenditures that do not meet the conditions above are recognised in profit or loss in the period in which they are incurred. Development costs previously recognised as expenses are not recognised as an asset in a subsequent period. Capitalised expenditure on the development phase is presented as development costs in the balance sheet and transferred to intangible assets at the date that the asset is ready for its intended use.

(e)	Impairment of intangible assets

When the recoverable amount of an intangible asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount (Note 2(19)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(18)	Long-term prepaid expenses

Long-term prepaid expenses mainly include the catalyst expenditures, leasehold improvements and other expenditures that have been incurred but should be recognised as expenses over more than one year in the current and subsequent periods. Long-term prepaid expenses with the book value net of estimated residual value are amortised on the straight-line basis over the expected beneficial periods and are presented at actual expenditure net of accumulated amortisation.

Catalyst expenditures are amortized on a straight-line method within 2 to 5 years.

The leasehold improvement of the rented fixed assets through commercial lease is amortized according to the average duration of 5 years

(19)	Impairment of long-term assets

Fixed assets, construction in progress, intangible assets with finite useful lives, long-term prepaid expenses, investment properties measured using the cost model and long-term equity investments in subsidiaries, joint ventures and associates are tested for impairment if there is any indication that the assets may be impaired at the balance sheet date. Intangible assets that have not yet reached a usable state, whether or not there are signs of impairment, impairment tests need to be carried annually. If the result of the impairment test indicates that the recoverable amount of an asset is less than its carrying amount, a provision for impairment and an impairment loss are recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and the present value of the future cash flows expected to be derived from the asset. Provision for asset impairment is determined and recognised on the individual asset basis. If it is not possible to estimate the recoverable amount of an individual asset, the recoverable amount of a group of assets to which the asset belongs is determined. A group of assets is the smallest group of assets that is able to generate independent cash inflows.

Once the above asset impairment loss is recognised, it will not be reversed for the value recovered in the subsequent periods.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(20)	Safety production costs

According to the decision of the State Council on Further Strengthening the work of production safety (Guofa No.2 2004), Shanghai Municipal Government to implement the State Council on Further Strengthening corporate safety work notice (Hufufa No.35 2010) and Safe production costs extraction and use of management practices (Caiqi No.16 2012) issued by the Ministry of Finance and the national production safety supervision administration on 2 February 2012, The Group extracted safety production costs in a certain percentage of sales revenue from the dangerous goods in previous year, which is used for safety costs.

The safety production costs, accrued in accordance with the above regulations, shall be charged in relevant costs or profit and loss, and in the specific reserve. Safety production costs, which belong to expenses, directly offset the special reserves. If the costs formed into fixed assets, the special reserves shall be offset according to the cost forming into fixed assets, and recognize the same amount of accumulated depreciation. This fixed asset shall no longer accrue depreciation in the following period.

(21)	Employee benefits

Employee benefits include short-term employee benefits, post-employment benefit and termination benefits provided in various forms of consideration in exchange for service rendered by employees or compensations for the termination of employment relationship.

(a)	Short-term employee benefits

Short-term employee benefits include employee wages or salaries, bonus, allowances and subsidies, staff welfare, premiums or contributions on medical insurance, work injury insurance and maternity insurance, housing funds, union running costs and employee education costs, short-term paid absences. The employee benefit liabilities are recognised in the accounting period in which the service is rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets. Employee benefits which are non-monetary benefits are measured at fair value.

(b)	Post-employment benefits

The Group classifies post-employment benefit plans as either defined contribution plans or defined benefit plans. Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into a separate fund and will have no obligation to pay further contributions; and Defined benefit plans are post-employment benefit plans other than defined contribution plans. During the reporting period, the Group’s post-employment benefits mainly include basic pensions, unemployment insurance and supplemental basic pensions, all of which belong to the defined contribution plans.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(21)	Employee benefits (Continued)

(b)	Post-employment benefits (Continued)

Basic pensions

The Group’s employees participate in the basic pension plan set up and administered by local authorities of Ministry of Human Resource and Social Security. Monthly payments of premiums on the basic pensions are calculated according to prescribed bases and percentage by the relevant local authorities. When employees retire, the relevant local authorities are obliged to pay the basic pensions to them. The amounts based on the above calculations are recognised as liabilities in the accounting period in which the service has been rendered by the employees, with a corresponding charge to the profit or loss for the current period or the cost of relevant assets.

(c)	Termination benefits

When the Group terminates the employment relationship with employees before the employment contracts expire, or provides compensation as an offer to encourage employees to accept voluntary redundancy, a provision for the termination benefits provided is recognised in profit or loss when both of the following conditions are satisfied:

•	The Group has a formal plan for the termination of employment or has made an offer to employees for voluntary redundancy, which will be implemented shortly.

•	The Group is not allowed to withdraw from termination plan or redundancy offer unilaterally.

Termination benefits expected to be paid in one year are listed as current liabilities.

(22)	Profit distribution

Proposed profit distribution is recognised as a liability in the period in which it is approved by the Shareholders’ meeting.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(23)	Share-based payments

(a)	Types of Share-based payment

The term “share-based payment” refers to a transaction in which an enterprise grants equity instruments or undertakes equity-instrument-based liabilities in return for services from employee or other parties. Equity instruments include equity instruments of the Company itself or its subsidiaries. The share-based payments shall be classified into equity-settled share-based payments and cash-settled share-based payments. The group uses equity-settled share-based payments.

Equity-settled share-based payment transactions

The Group’s stock option incentive plans are equity-settled share-based payments and are measured at fair value of equity instruments granted to employees on the date of the grant. If the right cannot be exercised until the vesting period comes to an end and until the prescribed performance conditions are met, then within the vesting period, the services obtained in the current period shall, based on the best estimate of the number of vested equity instruments, be included in the relevant costs or expenses and the capital reserves shall be increased accordingly at the fair value of the equity instruments on the date of the grant. If the subsequent information indicates that the number of vested equity instruments is different from the previous estimate, an adjustment shall be made and on the vesting date, and the estimate shall be adjusted to equal the number of the actually vested equity instruments. On the vesting date, an enterprise shall, based on the number of the equity instruments of which the right is actually exercised, confirm share capital and share premium, and carry forward the capital surplus recognised within the vesting period.

(b)	Method for determining the fair value of share options

The Group uses Black-Scholes valuation model to determine the fair value of the share options.

(c)	Estimate basis of the the number of options

At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest based on the non-marketing performance and service conditions. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity. As at the vesting date, the estimates of the number of options should be same with the actual exercised number.

(d)	Accounting treatment for share-based payments exercise

When the options are exercised at the vesting date, the group shall confirm the equity and equity premium and the capital surplus is confirmed in the waiting period.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(24)	Provisions

Provisions for contingent liabilities etc. are recognised when the Group has a present obligation, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be measured reliably.

A provision is initially measured at the best estimate of the expenditure required to settle the related present obligation. Factors surrounding a contingency, such as the risks, uncertainties and the time value of money, are taken into account as a whole in reaching the best estimate of a provision. Where the effect of the time value of money is material, the best estimate is determined by discounting the related future cash outflows. The increase in the discounted amount of the provision arising from passage of time is recognised as interest expense.

The carrying amount of provisions is reviewed at each balance sheet date and adjusted to reflect the current best estimate.

A provision expected to be paid within one year from the balance sheet date are presented as current liabilities.

(25)	Revenue recognition

The amount of revenue is determined in accordance with the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group’s activities. Revenue is shown net of discounts and returns.

Revenue is recognised when the economic benefits associated with the transaction will flow to the Group, the related revenue can be reliably measured, and the specific revenue recognition criteria have been met for each type of the Group’s activities as described below:

(a)	Sale of goods

Revenue from sale is recognised when all of the general conditions stated above and the following conditions are satisfied: the significant risks and rewards of ownership of goods have been transferred to the buyer, as well as the Group retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold. The Group recognizes revenue when goods are sent to designated place or customer take delivery of the goods from Group’s designated warehouse, and confirmed receipt by customers according to the terms of contract. Sales revenue excludes VAT and has deducted any sales discounts and returns.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(25)	Revenue recognition (Continued)

(b)	Rendering of services

Revenue from the rendering of services is recognised using the percentage of completion method, with the stage of completion being determined based on proportion of costs incurred to date to the estimated total costs.

(c)	Transfer of asset use rights

Interest income is recognised on a time-proportion basis using the effective interest method.

Income from an operating lease is recognised on a straight-line basis over the period of the lease.

(26)	Government grants

Government grants are transfers of monetary assets or non-monetary assets from the government to the Group at no consideration, including tax refund, financial subsidies etc.

A government grant is recognised when there is reasonable assurance that the grant will be received and that the Group will comply with the conditions attaching to the grant. If a government grant is in the form of a transfer of a monetary asset, it is measured at the amount that is received or receivable. If a government grant is in the form of a transfer of a non-monetary asset, it is measured at its fair value, or nominal amount when fair value not reliably measured.

A government grant related to an asset means grant that used for acquisition, construction or otherwise to form long-term assets. A government grant related to income is grant in addition to government grant related to an asset.

A government grant related to an asset is recognised initially as deferred income and amortised to profit or loss on a straight-line basis over the useful life of the asset. A grant measured at nominal amount is recognised in profit or loss for the period immediately.

A government grant related to income that compensates the Group for expenses to be incurred in the subsequent periods is recognised initially as deferred income and recognised in profit or loss in the same periods in which the expenses are recognised. A grant that compensates the Group for expenses incurred is recognised in profit or loss immediately.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(27)	Deferred tax assets and deferred tax liabilities

Deferred tax assets and deferred tax liabilities are calculated and recognised based on the differences arising between the tax bases of assets and liabilities and their carrying amounts (temporary differences). Deferred tax asset is recognised for the deductible losses that can be carried forward to subsequent years for deduction of the taxable profit in accordance with the tax laws. No deferred tax liability is recognised for a temporary difference arising from the initial recognition of goodwill. No deferred tax asset or deferred tax liability is recognised for the temporary differences resulting from the initial recognition of assets or liabilities due to a transaction other than a business combination, which affects neither accounting profit nor taxable profit (or deductible loss). At the balance sheet date, deferred tax assets and deferred tax liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled.

Deferred tax assets are only recognised for deductible temporary differences, deductible losses and tax credits to the extent that it is probable that taxable profit will be available in the future against which the deductible temporary differences, deductible losses and tax credits can be utilised.

Deferred tax liabilities are recognised for temporary differences arising from investments in subsidiaries, associates and joint ventures, except where the Group is able to control the timing of reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future. When it is probable that the temporary differences arising from investments in subsidiaries, associates and joint ventures will be reversed in the foreseeable future and that the taxable profit will be available in the future against which the temporary differences can be utilised, the corresponding deferred tax assets are recognised.

Deferred tax assets and liabilities are offset when:

•	the deferred taxes are related to the same tax payer within the Group and the same taxation authority; and

•	that tax payer within the Group has a legally enforceable right to offset current tax assets against current tax liabilities.

(28)	Leases

A finance lease is a lease that transfers substantially all the risks and rewards incidental to ownership of an asset. An operating lease is a lease other than a finance lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease. Lease payments under an operating lease are recognised on a straight-line basis over the period of the lease. Rental income under operating lease is recognised on a straight-line basis.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(29)	Related parties

If a party has the power to control, jointly control or exercise significant influence over another party, or vice versa, or where two or more parties are subject to common control or joint control from another party, they are considered to be related parties. Related parties may be individuals or enterprises. Enterprises with which the Company is under common control only from the State and that have no other related party relationships are not regarded as related parties of the Group. Related parties of the Group and the Company include, but are not limited to:

a.	the Company’s parent;

b.	the Company’s subsidiaries;

c.	enterprises that are controlled by the Company’s parent;

d.	investors that have joint control or exercise significant influence over the Group;

e.	enterprises or individuals if a party has control or joint control over both the enterprises or individuals and the Group;

f.	joint ventures of the Group, including subsidiaries of joint ventures;

g.	associates of the Group, including subsidiaries of associates;

h.	principal individual investors of the Group and close family members of such individuals;

i.	key management personnel of the Group and close family members of such individuals;

j.	key management personnel of the Company’s parent company;

k.	close family members of key management personnel of the Company’s parents; and

l.	other enterprises that are controlled or jointly controlled by principal individual investors, key management personnel of the Group, or close family members of such individuals.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(29)	Related parties (Continued)

In addition to the related parties stated above determined in accordance with the requirements of CAS, the following enterprises and individuals (but not limited to) are considered as related parties based on the disclosure requirements of Administrative Procedures on the Information Disclosures of Listed Companies issued by the CSRC:

m.	enterprises or individuals that act a concert, that hold 5% or more of the Company’s shares;

n.	individuals who directly or indirectly hold more than 5% of the Company’s shares and their close family members, supervisors of the listed companies and their close family members;

o.	enterprises that satisfied any of the aforesaid conditions in (a), (c) or (m) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement;

p.	individuals who satisfied any of the aforesaid conditions in (i), (j) or (n) during the past 12 months or will satisfy them within the next 12 months pursuant to a relevant agreement; and

q.	enterprises, other than the Company and the subsidiaries controlled by the Company, which are controlled directly or indirectly by an individual defined in (i), (j), (n) or (p), or in which such an individual assumes the position of a director or senior executive.

(30)	Segment information

The Group identifies operating segments based on the internal organisation structure, management requirements and internal reporting system, and discloses segment information of reportable segments which is determined on the basis of operating segments.

An operating segment is a component of the Group that satisfies all of the following conditions: (1) the component is able to earn revenues and incur expenses from its ordinary activities; (2) whose operating results are regularly reviewed by the Group’s management to make decisions about resources to be allocated to the segment and to assess its performance, and (3) for which the information on financial position, operating results and cash flows is available to the Group. If two or more operating segments have similar economic characteristics and satisfy certain conditions, they are aggregated into one single operating segment.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(31)	Significant accounting policies and accounting estimates

The Group continually evaluates the critical accounting estimates and key judgments applied based on historical experience and other factors, including expectations of future events that are believed to be reasonable.

The critical accounting estimates and key assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next accounting year are outlined below:

(i)	Inventory provision

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value represents the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale. Management bases the estimates on all available information, including the current market prices of the finished goods and raw materials, and historical cost of sales. If the actual selling prices were to be lower or the costs of completion were to be higher than estimated, the actual allowance for diminution in value of inventories could be higher than estimated.

(ii)	Impairment of long-term assets

Long-term assets are reviewed for impairment at each balance sheet date when events or changes in circumstance have indicated that their carrying amounts may not be recoverable. If any such evidence indicated that their carrying amounts may not be recoverable, the carrying amounts exceed the recoverable amounts would be recognized as impairment loss and accounted in current profit or loss.

The recoverable amount of an asset (or an asset group) is the greater of its net selling price and its present value of expected future cash flows. In assessing value in use, significant judgements are exercised over the assets’ (or the asset group’s) production and sales, selling prices, related operating expenses and discount rate to calculate the present value. All relevant materials which can be obtained are used for estimation of the recoverable amount, including the estimation of the production, selling prices and related operating expenses based on reasonable and supportable assumptions.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(31)	Significant accounting policies and accounting estimates (Continued)

(iii)	Estimated useful life and residual value of fixed assets

The Group assessed the reasonableness of estimated useful life of fixed assets in line with the historical experience on the basis of similar function or characteristic for the assets. If there are significant changes in estimated useful lives and residual value from previous years, the depreciation expenses for future periods are adjusted.

The Group reviews and adjusts the useful lives and estimated residual value of the assets regularly at the end of each year end.

(iv)	Income taxes

There are many transactions and events for which the ultimate tax determination is uncertain during the ordinary course of business. Significant judgment is required from the Group in determining the provision for income taxes in each of these jurisdictions. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

In addition, the Group recognises deferred tax assets only to the extent that it is probable that future taxable profit will be available against the assets which can be realised or utilized. If profit forecasts deviate from original estimates, the deferred tax assets will need to be adjusted in future, which has significant impact on profit.

In making the assessment of whether it is probable the Group will realise or utilise the deferred tax assets, management primarily relies on the generation of future taxable income to support the recognition of deferred tax assets. In order to fully utilise the deferred tax assets recognised at 31 December 2017, the Group would need to generate future taxable income of at least RMB477 million. Based on estimated forecast and historical experience, management believes that it is probable that the Group will generate sufficient taxable income.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Summary of significant accounting policies and accounting estimates (Continued)

(32)	Significant accounting policies and accounting estimates (Continued)

The Ministry of Finance promulgated the “Accounting Standards for Business Enterprises No. 42 – Non-current Assets Held for Sale, Disposal Groups and Discontinued Operations” in 2017, the revised “Accounting Standards for Business Enterprises No. 16 – Governmental Subsidies” and the “ Amendments to the Form for Issuing the General Enterprise Financial Statements” (CAS [2017] No.30), the Group has prepared the 2017 annual financial statements using the above criteria and notices and the impact on the Group’s financial statements is as follows:

Accounting policy changes and reasons	The name of the report item affected	Amount (thousand)

The Group accounted for the VAT refund received in 2017 to other income items. The comparative financial statements for 2016 are not restated.	Not applicable	Not applicable

		2016 increase/ (decrease)
The Group accounted for the gains and losses on disposal of fixed assets and intangible assets in 2017 to losses on disposal of fixed assets. The comparative financial statements for 2016 have been adjusted accordingly.	Losses on disposal of fixed asset	42,031
	Non-operating income	(5,491)
	Non-operating expense	(47,522)

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

3	Taxation

The main categories and rates of taxes applicable to the Group are set out below:

Category	Tax base	Tax rate
Enterprise income tax	Taxable income	25%
Value added tax (“VAT”) (a)	Taxable value added amount (Tax payable is calculated using the taxable sales amount multiplied by the applicable tax rate less deductible VAT input of current year)	6%, 11%, 13% and 17%
Business tax (a)	Taxable turnover amount	5%
Consumption tax	Taxable sales amount	Gasoline: RMB2,110 per ton; Diesel oil: RMB1,411 per ton
City maintenance and construction tax	Consumption tax payable, business tax payable and VAT payable	1% and 7%

(a)	Pursuant to the Circular on the Pilot Plan for Levying VAT in Place of Business Tax (Caishui No.110, 2011) and the Circular on the Pilot Practice of Levying VAT in Place of Business Tax for the Transportation Industry and Some Modern Service Industries in Shanghai (Caishui No.111, 2011) jointly issued by the Ministry of Finance and the State Administration of Taxation, revenue from transportation industry, modern service industries tangible asset’s rental income, port service and warehousing service are subject to VAT since 1 January 2012, the applicable tax rate of tangible assets’ rental income is 17%, revenue from transportation industry is 11%, modern service, port service and warehousing service income is 6%.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements

(1)	Cash at bank and on hand

	31 December 2017	31 December 2016
Cash on hand	11	5
Cash at bank	7,504,202	5,440,410
Other cash balances	2,000,053	208

	9,504,266	5,440,623

As at 31 December 2017, other cash balances of RMB2,000,000 thousands represents deposits of the Company above six months (December 31, 2016: Nil).

(2)	Notes receivable

	31 December 2017	31 December 2016
Bank acceptance notes	1,151,053	1,267,920

All of the above notes held are short-term acceptance notes due within six months. No notes receivables, included in the above, were pledged or transferred to accounts receivable due to non-performance of the issuers in 2017.

(a)	As at 31 December 2017, the Group had no pledged bank acceptance notes to issue letters of credit (31 December 2016:Nil).

(b)	As at 31 December 2017, unmatured notes receivable that have been endorsed or discounted by the Group is as follows:

	Derecognized	Not derecognized
Bank acceptance notes	1,394,050	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(3)	Interest receivable

	31 December 2017	31 December 2016
Interest on bank deposits	52,987	11,553
Interest on entrusted loans	6	43

	52,993	11,596

(4)	Accounts receivable

	31 December 2017	31 December 2016
Amounts due from related parties (Note 7(6))	1,888,906	1,241,636
Amounts due from third parties	386,517	414,962

	2,275,423	1,656,598
Less: provision for bad debts	(37)	(18)

	2,275,386	1,656,580

(a)	The ageing of accounts receivable is analysed as follows:

	31 December 2017	31 December 2016
Within one year	2,275,340	1,656,559
Over one year but within two years	54	24
Over two years but within three years	21	10
Over three years	8	5

	2,275,423	1,656,598
Less: provision for bad debts	(37)	(18)

	2,275,386	1,656,580

As at 31 December 2017 and 31 December 2016, the Group has no any significant overdue accounts receivable.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(4)	Accounts receivable (Continued)

(b)	Accounts receivable by categories are analysed as follows:

	31 December 2017				31 December 2016
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
		Percentage		Percentage		Percentage		Percentage
	Amount	(%)	Amount	(%)	Amount	(%)	Amount	(%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-group 1	386,517	16.99	37	0.01	414,962	25.05	18	0.01
-group 2	1,888,906	83.01	—	—	1,241,636	74.95	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	2,275,423	100.00	37	—	1,656,598	100.00	18	—

Classification of accounts receivable, refer to Note 2(10(b)).

(c)	Subject to provision by group 1 are as follows:

	31 December 2017			31 December 2016
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
			Percentage			Percentage
	Amount	Amount	(%)	Amount	Amount	(%)
Within one year	386,434	—	—	414,923	—	—
Over one year but within two years	54	16	30.00	24	7	30.00
Over two years but within three years	21	13	60.00	10	6	60.00
Over three years	8	8	100.00	5	5	100.00

	386,517	37	—	414,962	18	—

There are no collateral over the above accounts receivable with provision for bad debts.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(4)	Accounts receivable (Continued)

(d)	In 2017, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2017, the Group had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	The Group had no material accounts receivable that are written off during the year.

(g)	As at 31 December 2017, the top five accounts receivable are summarized as follows:

	Amount	Provision for bad debts	Percentage of total accounts receivable (%)
Total amount of the top five accounts receivable	1,872,017	—	82.27%

(h)	Accounts receivable derecognized due to the transfer of financial assets this year amounted to RMB6,404,195 thousands (2016: RMB2,563,556 thousands),the relating amount recorded in financial expenses was RMB25,911 thousands (2016: RMB10,204 thousands).

(i)	As at 31 December 2017 and 31 December 2016, the Group had no accounts receivable which are pledged for the issuance of letters of credit.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(5)	Other receivables

	31 December 2017	31 December 2016
Amounts due from related parties (Note 7(6))	3,990	1,486
Amounts due from third parties	15,583	56,033

	19,573	57,519
Less: provision for bad debts	(1,016)	(974)

	18,557	56,545

(a)	The ageing of other receivables is analysed as follows

	31 December 2017	31 December 2016
Within one year	18,502	56,448
Over one year but within two years	—	139
Over two years but within three years	139	—
Over three years	932	932

	19,573	57,519
Less: provision for bad debts	(1,016)	(974)

	18,557	56,545

As at 31 December 2017 and 31 December 2016, the Group has no any significant overdue other receivables.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(5)	Other receivables (Continued)

(b)	Other receivables by categories are analysed as follows

	31 December 2017				31 December 2016
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
		Percentage		Percentage		Percentage		Percentage
	Amount	(%)	Amount	(%)	Amount	(%)	Amount	(%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
-group 1	15,583	79.61	1,016	6.52	56,033	97.42	974	1.74
-group 2	3,990	20.39	—	—	1,486	2.58	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	19,573	100.00	1,016	—	57,519	100.00	974	—

Classification of other receivable, refer to Note 2(10(b)).

(c)	The groups of other receivable in which provisions are made using ageing analysis method are analysed as follows

	31 December 2017			31 December 2016
	Provision for bad debts			Provision for bad debts
			Percentage			Percentage
	Amount	Amount	(%)	Amount	Amount	(%)
Within one year	14,512	—	—	54,962	—	—
Over one year but within two years	—	—	30.00	139	42	30.00
Over two years but within three years	139	84	60.00	—	—	60.00
Over three years	932	932	100.00	932	932	100.00

	15,583	1,016	—	56,033	974	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(5)	Other receivables (Continued)

(d)	In 2017, the Group assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for other receivables that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2017, the Group had no material other receivables with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	The Group had no material other receivable that are written off during the year.

(g)	As at 31 December 2017, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Provision for bad debts
Jinshan Tax Bureau	Consumption tax refund and export tax refund	8,585	Within one year	43.86%	—
BOC-SPC Gases Company Limited (“BOC”)	Business transaction	1,834	Within one year	9.37%	—
Sinopec Huadong Sales Company Limited	Business transaction	1,147	Within one year	5.86%	—
Sinopec Catalyst precious metals Company Limited	Business transaction	675	Within one year	3.45%	—
Shanghai YA Li Industrial Development Company Limited.	Business transaction	627	Within one year	3.20%	—

		12,868		65.74%	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(6)	Advances to suppliers

	31 December 2017	31 December 2016
Amounts advance to related parties (Note 7(6))	21,938	18,197
Amounts advance to third parties	5,599	11,143

	27,537	29,340

(a)	The ageing of advances to suppliers is analysed as follows:

	31 December 2017		31 December 2016
	Amount	% of total balance	Amount	% of total balance
Within one year	27,537	100.00%	29,340	100.00%

(b)	As at 31 December 2017, the total amount of the top five advances to suppliers are summarized as follows:

	Amount	Percentage of total advances to suppliers (%)
Total amount of the top five advances to suppliers	26,136	94.91%

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(7)	Inventories

(a)	Inventories by categories are as follows:

	31 December 2017			31 December 2016
	Book value	Provision for declines in the value of inventories	Carrying amount	Book value	Provision for declines in the value of inventories	Carrying amount
Raw materials	4,265,699	(841)	4,264,858	3,863,647	(309)	3,863,338
Work in progress	951,493	(47,180)	904,313	1,004,580	(44,453)	960,127
Finished goods	1,265,964	(19,270)	1,246,694	1,154,679	(22,583)	1,132,096
Spare parts and consumables	259,934	(78,201)	181,733	266,189	(62,277)	203,912

	6,743,090	(145,492)	6,597,598	6,289,095	(129,622)	6,159,473

(b)	Provision for declines in the value of inventories is analysed as follows:

	31 December 2016	Increases	Decreases	31 December 2017
Raw materials	309	532	—	841
Work in progress	44,453	21,781	(19,054)	47,180
Finished goods	22,583	22,224	(25,537)	19,270
Spare parts and consumables	62,277	15,924	—	78,201

	129,622	60,461	(44,591)	145,492

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(7)	Inventories (Continued)

(c)	Provision for declines in the value of inventories are analysed as follows:

	Basis for determining net realisable value	Main reasons for reversal/write-off
Raw materials	The estimated selling price in the ordinary course of business, less the estimated costs to completion and estimated costs to make the sale and related taxes.	Not applicable

Work in progress	Same as above	Sold in current year

Spare parts and consumables	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Not applicable

Finished goods	The estimated selling price in the ordinary course of business, less the estimated costs to make the sale and related taxes.	Sold in current year

(8)	Other current assets

	31 December 2017	31 December 2016
Entrusted Loan	12,000	88,000
Catalyst – the current part (Note 4(14))	212,926	157,926
VAT deductible	13,735	7,878
	238,661	253,804

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(9)	Long-term equity investments

	31 December 2017	31 December 2016
Joint Ventures (a)	212,249	190,697
Associates (b)	4,379,795	3,648,097

	4,592,044	3,838,794
Less: provision for impairment of long-term equity investment	—	—

	4,592,044	3,838,794

The group did not exist liquidation restricts for long term investment. The group disposed the joint venture, Shanghai Jinpu Plastic Packaging Material Co.Ltd (‘Jinpu’), and acquired investment income summed up to RMB10,339 thousands (Note 4(41)).

(a)	Joint Ventures

	31 December 2016	Current year movement				31 December 2017	Impairment provision
		Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision
Joint ventures of subsidiaries
Shanghai Petrochemical Yangu Gas Development Company Limited (“Yangu Gas”)	50,558	—	(586)	—	—	49,972	—
BOC-SPC Gases Company Limited (“BOC”)	140,139	—	44,138	(22,000)	—	162,277	—

	190,697	—	43,552	(22,000)	—	212,249	—

Interests in joint ventures, refer to Note 5(2).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(9)	Long-term equity investments (Continued)

(b)	Associates

	31 December 2016	Current year movement					31 December 2017	Impairment provision
		Additional/ negative investment	Net profit/ (loss) adjusted by equity method	Cash dividends declared in current year	Impairment provision	Change in other equity
Associates of the Company
Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”)	2,031,277	—	1,034,318	(421,120)	—	—	2,644,475	—
Shanghai Chemical Industry Park Development Company Limited (“Chemical Industry”)	1,451,077	—	146,245	(20,278)	—	(810)	1,576,234	—
Associates of subsidiaries
Shanghai Jinsen Hydrocarbon Resins Company Limited (“Jinsen”)	73,301	—	(6,828)	—	—	—	66,473	—
Shanghai Azbil Automation Company Limited (“Azbil”)	44,237	—	10,473	(6,800)	—	—	47,910	—
Others	48,205	—	5,933	(9,435)	—	—	44,703	—

	3,648,097	—	1,190,141	(457,633)	—	(810)	4,379,795	—

Interests in associates, refer to Note 5(2).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(10)	Investment properties

Buildings
Cost
31 December 2016	540,493
Transferred from fixed assets (Note 4(11))	53,642

31 December 2017	594,135

Accumulated depreciation
31 December 2016	160,064
Transferred from fixed assets (Note 4(11))	29,153
Depreciation charged in current year	13,652

31 December 2017	202,869

Carrying amount
31 December 2017	391,266

31 December 2016	380,429

In 2017, depreciation charges amounted to RMB13,652 thousands (2016: RMB13,556 thousands), without impairment provided (2016: Nil).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(11)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2016	3,843,548	41,435,818	1,924,383	47,203,749
Reclassification in current year	(22,677)	21,311	1,366	—
Increase in current period	—	1,231	1,693	2,924
Transfer from investment properties (Note 4(12))	3,631	1,085,101	43,484	1,132,216
Increase in current year	(4,836)	(209,503)	(46,641)	(260,980)
Transfer to investment properties (Note 4(10))	(53,642)	—	—	(53,642)
Transfer to intangible assets (Note 4(13))	(16,180)	—	—	(16,180)
31 December 2017	3,749,844	42,333,958	1,924,285	48,008,087
Accumulated depreciation
31 December 2016	2,303,581	28,714,701	1,511,546	32,529,828
Reclassification in current year	(340)	792	(452)	—
Current year charges	86,866	1,422,453	67,532	1,576,851
Decrease in current year	(4,098)	(194,113)	(44,982)	(243,193)
Transfer to investment properties (Note 4(10))	(29,153)	—	—	(29,153)
Transfer to intangible assets (Note 4(13))	(7,114)	—	—	(7,114)
31 December 2017	2,349,742	29,943,833	1,533,644	33,827,219
Provision for impairment
31 December 2016	279,099	831,225	61,227	1,171,551
Current year charges	—	118,179	—	118,179
Decrease in current year	—	(1,363)	—	(1,363)
31 December 2017	279,099	948,041	61,227	1,288,367
Carrying amount
31 December 2017	1,121,003	11,442,084	329,414	12,892,501
31 December 2016	1,260,868	11,889,892	351,610	13,502,370

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(11)	Fixed assets (Continued)

During the year ended 31 December 2017, the Company and its subsidiaries made impairment provision of RMB118,179 thousands against these property, plant and equipment which will be redundant and replaced by new facilities (2016: RMB254,242 thousands).

As at 31 December 2017 and 31 December 2016, the Group had no pledged fixed assets.

In 2017, the depreciation expenses amounted to RMB1,576,851 thousands (2016: RMB1,638,044 thousands). The depreciation expenses charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB1,490,164 thousands, RMB9,377 thousands, and RMB77,310 thousands, respectively (2016: RMB1,547,271 thousands, RMB8,430 thousands, and RMB82,343 thousands, respectively).

The amount of fixed assets transferred from construction in progress was RMB1,132,216 thousands (2016: RMB828,591 thousands).

(12)	Construction in progress

	31 December 2017			31 December 2016
	Original cost	Provision for impairment	Carrying amount	Original cost	Provision for impairment	Carrying amount
Construction in progress	1,011,293	(10,175)	1,001,118	727,847	(10,175)	717,672

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(12)	Construction in progress (Continued)

(a)	The movement of the Group’s major construction in progress is listed as follows:

Projects name	Budget	31 December 2016	Increase in current year	Transferred to fixed assets in current year (Note 4(11))	31 December 2017	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
100,000 tons/year EVA production plant	1,131,520	236,907	—	—	236,907	20.94%	20.94%	1,081	—	—	Equity funds and borrowings
Cogeneration unit emission reduction project	288,981	—	173,994	(121,287)	52,707	60.21%	60.21%	110	110	2.93%	Equity funds and borrowings
Shanghai Petrochemical third circuit 220KV power into the project	240,730	—	112,887	—	112,887	46.89%	46.89%	—	—	—	Equity funds
Shanghai Petrochemical to Chen Shan oil pipeline hiddenown control project	190,039	—	31,249	(31,249)	—	16.44%	16.44%	—	—	—	Equity funds
2 # olefin cracking furnace low nitrogen combustion transformation project	120,929	—	79,475	(77,560)	1,915	65.72%	65.72%	381	381	2.93%	Equity funds and borrowings
Thermal Power fuel tank closed rectification project	99,800	—	75,996	(74,302)	1,694	76.15%	76.15%	110	110	2.93%	Equity funds and borrowings
Thermoelectric Department No. 3, No. 4 furnace emission standards for renovation project	98,820	—	30,064	(70)	29,994	30.42%	30.42%	—	—	—	Equity funds
Storage and transportation of light oil storage tank and Zhanqiao oil and gas recovery project	65,257	—	20,988	—	20,988	32.16%	32.16%	—	—	—	Equity funds
Reconstruction of tail gas discharge from sulfur unit in oil refining department	50,000	—	50,000	(50,000)	—	100.00%	100.00%	203	203	2.93%	Equity funds and borrowings
Oil refining department equipment update in 2016	51,090	17,982	2,273	(20,255)	—	56.80%	56.80%	—	—	—	Equity funds
Olefin department equipment update in 2016	42,590	20,682	579	(21,261)	—	59.88%	59.88%	—	—	—	Equity funds
Thermoelectric Equipment Update in 2017	38,410	—	38,405	(1,570)	36,835	100.00%	100.00%	—	—	—	Equity funds
Storage and transportation department finished oil shipping factory facilities expansion project	31,987	22,000	9,987	(31,987)	—	100.00%	100.00%	—	—	—	Equity funds
Refining Department equipment update in 2017	34,604	—	34,604	(5,986)	28,618	100.00%	100.00%	—	—	—	Equity funds
Public utilities department equipment update in 2016	32,430	14,186	1,150	(15,218)	118	52.55%	52.55%	—	—	—	Equity funds

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(12)	Construction in progress (Continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (Continued)

Projects name	Budget	31 December 2016	Increase in current year	Transferred to fixed assets in current year (Note 4(11))	31 December 2017	Percentage of actual cost to budget	Project progress	Accumulative capitalized borrowing costs	Current year capitalized borrowing costs	Current year borrowing cost capitalizing rate	Source of funds
Aromatic Hydrocarbon Oily Waste Water Treatment Project	24,797	87	24,710	(24,797)	—	100.00%	100.00%	—	—	—	Equity funds
Aromatic hydrocarbon furnace heating furnace additional CEMS monitoring system project	26,705	—	15,785	—	15,785	59.11%	59.11%	—	—	—	Equity funds
Storage and transportation department chemical terminal 1#,3#, berth to increase oil and gas recycling facilities project	18,937	7,511	11,426	(18,937)	—	100.00%	100.00%	—	—	—	Equity funds
Utilities Equipment Update	22,590	—	22,565	(5,261)	17,304	99.89%	99.89%	—	—	—	Equity funds
Storage and transportation department Asphalt tank area odor treatment project	21,722	—	19,000	—	19,000	87.47%	87.47%	—	—	—	Equity funds
Thermoelectricity department equipment update in 2016	19,080	5,215	—	(5,215)	—	35.05%	35.05%	—	—	—	Equity funds
Thermoelectricity department furnace 1#,4#, slag transformation	19,070	16,364	1,101	(17,367)	98	91.58%	91.58%	—	—	—	Equity funds
3 # atmospheric and vacuum equipment part of the pipeline material upgrade project	16,500	—	10,458	—	10,458	63.38%	63.38%	—	—	—	Equity funds
Acrylic equipment update in 2017	13,589	—	13,589	(2,950)	10,639	100.00%	100.00%	—	—	—	Equity funds
Analysis of Refinery Hydrogen Purification Unit	9,833	—	9,226	—	9,226	93.83%	93.83%	—	—	—	Equity funds
Storage and Transportation Department in 2016 tank fire sprinkler hidden rectification project	9,235	6,322	124	—	6,446	69.80%	69.80%	—	—	—	Equity funds
Refinery restructuring and upgrading of oil moving, demolition supporting projects	8,523	7,032	1,491	—	8,523	100.00%	100.00%	—	—	—	Equity funds
Other Business Unit Minor Project	—	373,559	624,536	(606,944)	391,151

		727,847	1,415,662	(1,132,216)	1,011,293				804

Less: provision for impairment		(10,175)	—	—	(10,175)

		717,672	1,415,662	(1,132,216)	1,001,118

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(12)	Construction in progress (Continued)

(a)	The movement of the Group’s major construction in progress is listed as follows: (Continued)

In 2017, the Group has capitalised borrowing costs amounted to RMB804 thousands (2016: RMB2,463 thousands) on qualifying assets.

In 2017 and 2016, the Group ceased the construction of 50,000 tons per year ethanolamine project and fully provided impairment for this project at its carrying amounts of RMB10,175 thousands.

(13)	Intangible assets

	Land use rights	Other intangible assets	Total
Cost
31 December 2016	708,972	95,370	804,342
Transfer from fixed asset (Note 4(11))	16,180	—	16,180

31 December 2017	725,152	95,370	820,522

Accumulated amortization
31 December 2016	329,267	68,959	398,226
Charge in current year	14,599	2,922	17,521
Transfer from fixed asset (Note 4(11))	7,114	—	7,114

31 December 2017	350,980	71,881	422,861

Carrying amount
31 December 2017	374,172	23,489	397,661

31 December 2016	379,705	26,411	406,116

In 2017, amortization expenses of intangible assets amounted to RMB17,521 thousands (2016: RMB17,413 thousands).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(14)	Long-term prepaid expenses

	31 December 2016	Increase	Amortisation	31 December 2017
Catalysts	445,349	332,925	(226,666)	551,608
Leaseholding improvements	11,205	—	(1,109)	10,096
Others	712	438	(340)	810

	457,266	333,363	(228,115)	562,514
Less: within one year	(157,926)			(212,926)

	299,340			349,588

(15)	Deferred tax assets and deferred tax liabilities

(a)	Deferred tax assets before offsetting

	31 December 2017		31 December 2016
	Deductible temporary differences and deductible losses	Deferred tax assets	Deductible temporary differences and deductible losses	Deferred tax assets
Provision for bad debts and inventory	98,031	24,507	83,491	20,873
Provision for impairment of fixed assets	801,775	200,444	684,928	171,232
Difference in depreciation	(461,980)	(115,495)	(396,301)	(99,076)
Provision for impairment of construction in progress	10,175	2,544	10,175	2,544
Share-based payments	15,263	3,816	40,706	10,176
Other deferred tax assets	34,310	8,578	15,764	3,942

	497,574	124,394	438,763	109,691

Including:
To be recovered within 12 months		37,053		40,309
To be recovered over 12 months		87,341		69,382

		124,394		109,691

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(15)	Deferred tax assets and deferred tax liabilities (Continued)

(b)	Deferred tax liabilities before offsetting

	31 December 2017		31 December 2016
	Taxable temporary differences	Deferred tax liabilities	Taxable temporary differences	Deferred tax liabilities
Capitalized borrowing costs	(20,349)	(5,087)	(26,396)	(6,600)

Including:
To be recovered within 12 months		(1,513)		(2,101)
To be recovered over 12 months		(3,574)		(4,499)

		(5,087)		(6,600)

(c)	Deductible temporary differences and deductible losses that are not recognised as deferred tax assets are analysed as follows:

	31 December 2017	31 December 2016
Deductible temporary differences	535,946	534,585
Deductible losses	607,753	432,634

	1,143,699	967,219

As accounting policies stated in Note 2(27), it is not probable that future taxable income against which the deductible temporary differences and deductible losses can be utilised in some subsidiaries of the Company, i.e., Jinyong and Shanghai Golden Conti Petrochemical Company Limited (“Jindi”) such subsidiaries have not recognised deferred tax assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(15)	Deferred tax assets and deferred tax liabilities (Continued)

(c)	(Continued)

As at 31 December 2017, Zhejiang Jinyong Acrylic Fibre Company Limited (“Jinyong”) has not recognised deferred tax assets in respect of its fixed assets impairment provision of RMB456,623 thousands (31 December 2016: RMB456,623 thousands), inventory provision of RMB47,582 thousands (31 December 2016: RMB46,190 thousands).

As at 31 December 2017, other subsidiaries of the Company have not recognised deferred tax assets of RMB31,741 thousands (31 December 2016: RMB31,772 thousands).

As accounting policies stated in Note 2(27), the Group not recognised deferred tax assets as it is not probable that future taxable profit against which the losses can be utilized will be available for the Group pursuant to latest tax laws, these accumulated losses will expire from 2018 to 2022.

	31 December 2017	31 December 2016
Jinyong	319,282	161,887
Shanghai Golden Conti Petrochemical Company Limited (“Jindi”)	215,231	171,800
Shanghai Petrochemical Investment Development Company Limited (“Toufa”)	40,114	72,813
Shanghai Jinshan Hotel Company Limited (“Jinshan Hotel”)	33,126	26,134

	607,753	432,634

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(15)	Deferred tax assets and deferred tax liabilities (Continued)

(d)	Deductible losses that are not recognised as deferred tax assets will expire in the following years:

	31 December 2017	31 December 2016
2017	—	68,211
2018	63,733	63,733
2019	70,723	70,723
2020	140,591	140,591
2021	89,376	89,376
2022	243,330	—

	607,753	432,634

(e)	The net balance of deferred tax assets and liabilities after offsetting is as follows:

	31 December 2017		31 December 2016
	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net	Offsetting amount of deferred tax assets and deferred tax liabilities	Deferred tax assets - net
Deferred tax assets	(5,087)	119,307	(6,600)	103,091
Deferred tax liabilities	5,087	—	6,600	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(16)	Provision for assets impairment

	31	Increase in	Decrease in current year		31
	December	current		Sold/ write-off	December
	2016	year	Reversal		2017
Bad-debt provision	992	66	—	(5)	1,053
Including: Accounts receivable bad debts
(Note 4(4))	18	24	—	(5)	37
Other receivable bad debts
(Note 4(5))	974	42	—	—	1,016
Provision for declines in value of inventories
(Note 4(7))	129,622	60,461	(44,591)	—	145,492
Impairment provision for fixed assets (Note 4(11))	1,171,551	118,179	—	(1,363)	1,288,367
Impairment provision for construction in progress
(Note 4(12))	10,175	—	—	—	10,175

	1,312,340	178,706	(44,591)	(1,368)	1,445,087

(17)	Short-term borrowings

	Currency	31 December 2017	31 December 2016
Unsecured
- bank borrowings	RMB	606,157	546,432

As at 31 December 2017, the weighted average interest rate of short-term borrowings ranged from 1.75%to 4.35%per annum (31 December 2016: from 2.65%to 4.50%per annum).

As at 31 December 2017, there are no short-term borrowings which are due but have not been repaid (31 December 2016: Nil).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(18)	Notes payable

	31 December 2017	31 December 2016
Bank acceptance notes	—	5,000

(19)	Accounts payable

	31 December 2017	31 December 2016
Related parties (Note 7(6))	3,664,824	2,958,566
Third parties	1,908,457	2,123,904

	5,573,281	5,082,470

As at 31 December 2017 and 31 December 2016, there are no individually significant accounts payable aged over one year.

(20)	Advances from customers

	31 December 2017	31 December 2016
Related parties (Note 7(6))	6,408	13,814
Third parties	470,865	462,992

	477,273	476,806

As at 31 December 2017 and 31 December 2016, there are no advances from customers that are individually significant aged over one year.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(21)	Employee benefits payable

	31 December 2017	31 December 2016
Short-term employee benefits payable (a)	103,516	16,960
Defined contribution plans payable (b)	20,443	20,674

	123,959	37,634

(a)	Short-term employee benefits payable

	31 December 2016	Increase in current year	Decrease in current year	31 December 2017
Wages and salaries, bonuses, allowances and subsidies	—	1,493,915	(1,493,915)	—
Staff welfare	—	275,620	(275,620)	—
Social insurances	12,058	154,567	(154,906)	11,719
Including: Medical insurance	9,840	118,144	(118,517)	9,467
Work injury insurance	1,227	15,205	(15,183)	1,249
Maternity insurance	991	12,383	(12,371)	1,003
Supplementary medical insurance	—	8,835	(8,835)	—
Housing funds	—	145,900	(145,900)	—
Compensation for lay-off(i)	—	176,954	(90,326)	86,628
Others	4,902	172,382	(172,115)	5,169

	16,960	2,419,338	(2,332,782)	103,516

(i)	In accordance with the Jinyong’s voluntary redundancy plan approved in the staff representative meeting, employee benefit expenses – others included the termination benefits accrued for employees accepted voluntary redundancy of a subsidiary of the Company amounting to RMB154,081 thousands, which was paid subsequently in January 2018.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(21)	Employee benefits payable (Continued)

(b)	Defined contribution plans payable

	31 December 2016	Increase in current year	Decrease in current year	31 December 2017
Basic pensions	19,684	247,693	(247,436)	19,941
Unemployment insurance	990	6,260	(6,748)	502
Supplemental basic pensions	—	68,431	(68,431)	—

	20,674	322,384	(322,615)	20,443

As stipulated by the regulations of the PRC, the Group participates in a defined contribution retirement plan organised by the Shanghai Municipal Government for its staff.

In addition, pursuant to the document “Order of the Ministry of Labour and Social Security No.20” dated 6 January 2004 issued by the Ministry of Labour of the PRC, the Group has set up a supplementary defined contribution retirement plan for the benefit of employees. Employees who have served the Group for more than one year may participate in this plan. The Group and participating employees make defined contributions to their pension saving accounts according to the plan. The assets of this plan are held separately from those of the Group in an independent fund administered by a committee consisting of representatives from the employees and the Group.

The Group has no other material obligation for the payment of pension benefits associated with these plans beyond the annual contributions described above. In 2017, the Group’s contribution to the above two plans amounted to RMB247,693 thousands and RMB68,431 thousands respectively (2016: RMB247,710 thousands and RMB69,846 thousands, respectively).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(22)	Taxes payable

	31 December 2017	31 December 2016
Consumption tax payable	1,736,886	938,495
Enterprise income tax payable	634,745	620,365
Value added tax payable	563,786	345,894
City maintenance and construction tax payable	161,203	89,511
Individual income tax payable	115,660	64,316
Educational surcharge payable	33,867	16,933
Land use tax payable	27,412	25,493
Housing property tax payable	9,568	21,794
Others	6,909	35,626

	3,290,036	2,158,427

(23)	Interest payable

	31 December 2017	31 December 2016
Interest payable for short-term borrowings	864	465

(24)	Dividends payable

	31 December 2017	31 December 2016
A share dividends	23,686	20,473

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(25)	Other payables

	31 December 2017	31 December 2016
Related parties (Note 7(6))	60,455	71,924
Third parties	765,017	542,744

	825,472	614,668

(a)	As at 31 December 2017, there are no other payables that are individually significant aged over 1 year besides unpaid project guaranty deposit.

(b)	Other payables by categories are analysed as follows:

	31 December 2017	31 December 2016
Equipment project	425,891	191,043
Accrued expenses	79,622	90,394
Payable to related parties (Note 7(6))	60,455	71,924
Guaranty deposit	32,203	38,352
Sales discount	32,646	25,700
Deposits	16,352	12,828
Social insurance withholding	10,107	9,723
Others	168,196	174,704

	825,472	614,668

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(26)	Deferred income

	31 December 2016	Increase in current year	Decrease in current year	31 December 2017	related to assets/ related to income
Government grants project(a)	150,000	6,116	(10,437)	145,679	related to assets

					Decrease
	31 December 2016	Changes in accounting policies	1 January 2017	Increase	Deduct from Property plant and Equipment	Include in other income	Deduct from general and administrative expenses	Deduct from financial expenses	Include in non- operating income	Deduct from non- operating expense	31 December 2017	Related to assets/ income
Investment subsidy for Chemical industry park	150,000	—	—	—	—	—	—	—	(10,000)	—	140,000	related to assets
Huang gu tang pipeline relocation subsidy	—	—	—	6,116	—	—	—	—	(437)	—	5,679	related to assets

	150,000	—	—	6,116	—	—	—	—	(10,437)	—	145,679

(27)	Share capital

		Increase or decrease in current year
	31 December 2016	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2017
Non-restricted Shares - Domestic legal persons shares	7,305,000	14,177	—	—	—	14,177	7,319,177
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,800,000	14,177	—	—	—	14,177	10,814,177

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(27)	Share capital (Continued)

The Company was founded in Shanghai, PRC on 29 June 1993 with registered capital of RMB4,000,000,000 invested by its holding company-China National Petrochemical Corporation; these shares were converted from assets of former Shanghai Petrochemical Complex.

Approved by Zheng Wei Fa No. [1993]30 issued by the State Council Securities Committee, the Company launched its Initial Public Offering (“IPO”) in July 1993 and September 1993 in Hong Kong, New York and Shanghai to issue 2.23 billion shares, including 1.68 billion H shares and 550 million A shares. The 550 million A shares included 400 million individual shares (including 150 million shares issued to SPC employees) and 150 million legal person shares. H shares were listed on the Hong Kong Stock Exchange on 26 July 1993, and listed on the New York Stock Exchange in the form of American Depositary Shares at the same time; the A shares were listed on the Shanghai Stock Exchange on 8 November 1993.

After the IPO, the total quantity of shares issued by the Company was 6.23 billion, including 4 billion state-owned shares, 150 million legal person shares, 400 million individual shares, and 1.68 billion H shares.

According to the plan stated in the prospectus issued in July 1993, and approved by the China Securities Regulatory Commission, the Company issued 320 million ordinary A shares with a par value of RMB1 each at an issuing price of RMB2.4 each during the period from 5 April to 10 June 1994. These shares were listed on the Shanghai Stock Exchange on 4 July 1994. By then, the total quantity of shares issued was expanded from 6.23 billion to 6.55 billion.

On 22 August 1996, the Company issued 500 million H shares to overseas investors; on 6 January 1997, another 150 million H shares were issued to overseas investors. By then, the total quantity of shares issued was expanded to 7.2 billion, including 2.33 billion H shares.

In 1998, China National Petrochemical Corporation was restructured to Sinopec Group.

Sinopec Corp. was founded on 28 February 2000 based on the approved assets restructuring of Sinopec Group. As part of the restructuring, the shares of the Company held by the Sinopec Group were injected in Sinopec Corp.; after the restructuring, the ownership of 4 billion state-owned shares of the Company held by the Sinopec Group were transferred to Sinopec Corp., and the shares were changed to state-owned legal person shares in nature.

All the A and H shares rank pari passu in all respects.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(27)	Share capital (Continued)

Pursuant to the ‘Approval on matters relating to the Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited’ issued by the State-owned Assets Supervision and Administration Commission of the State Council (State Owned Property [2013] No.443), a General Meeting of A share shareholders was held on 8 July 2013 and passed the resolution of ‘Share Segregation Reform of Sinopec Shanghai Petrochemical Company Limited (Amendment)’ (“the share segregation reform resolution”) which was published by the Company on Shanghai Stock Exchange (“SSE”) website on 20 June 2013.

According to the Share Segregation Reform Resolution, the controlling shareholder of the Company, Sinopec Corp., offered shareholders of circulating A shares 5 shares for every 10 circulating A shares they held on 16 August 2013, aggregating 360,000,000 A shares, for the purpose of obtaining the listing rights of its non-circulating shares in the A Shares market. From 20 August 2013 (“the circulation date”), all the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, Sinopec Corp. committed that all the 3,640,000,000 A shares held were not allowed to be traded on SSE or transferred within 12 months from the circulation date (“the restriction period”). After the restriction period, Sinopec Corp. can only sell no more than 5 and 10 percent of its total shares within 12 and 24 months, respectively. The former 150,000,000 non-circulating A shares held by social legal persons were also prohibited to be traded on SSE or transferred within 12 months from the circulation date. Meanwhile, Sinopec Corp. also committed in the Share Segregation Reform Resolution that a scheme of converting surplus to share capital (no less than 4 shares for every 10 shares) will be proposed on the board of directors and shareholders meetings within 6 months after the circulation date.

Sinopec Corp. passed the Share Reform Commitment Scheme added up to 3,600,000,000 shares, after deliberation of temporary shareholders’ meeting, A share class shareholders’ meeting and H share class shareholders’ meeting.

Since the Company share reform, which was executed after 20 August 2013, the Company’s non-circulating A shares have been granted circulating rights on Shanghai Stock Exchange (“SSE”). As part of the restricted conditions, all the 5,460,000,000 A shares held by Sinopec Corp. and 225,000,000 A shares held by social legal persons had been realized circulation as of 31 December 2016.

On 23 August 2017, the first Share Option Incentive Scheme of A shares was passed according to board resolution. On 27 September 2017, the Company increased newly registered capital of RMB14,16,600, which was paid in cash amount to RMB54,579,910 by 199 grantees. The difference between actual capital contribution and registered capital amount to RMB40,403,310 was included in share premium (Note (28)). As to 31 December 2017, total equity capital was 10,814,176,600 shares.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(27)	Share capital (Continued)

		Increase or decrease in current year
	31 December 2015	Issue new share	Stock dividend	Transfer from capital surplus to paid-in capital	Other	Subtotal	31 December 2016
Restricted Shares -
Domestic legal persons shares	4,380,000	—	—	—	(4,380,000)	(4,380,000)	—
Non-restricted Shares -
RMB ordinary A shares listed in PRC	2,925,000	—	—	—	4,380,000	4,380,000	7,305,000
Foreign investment H shared listed overseas	3,495,000	—	—	—	—	—	3,495,000

	10,800,000	—	—	—	—	—	10,800,000

(28)	Capital surplus

	31 December 2016	Increase in current year	Decrease in current year	31 December 2017
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payments(a)	40,706	11,276	(21,916)	30,066
Share premium (4(27))	—	62,319	—	62,319
Others	49,067	—	—	49,067

	534,628	73,595	(21,916)	586,307

	31 December 2015	Increase in current year	Decrease in current Year	31 December 2016
Government grants	412,370	—	—	412,370
Refund of harbor construction charge	32,485	—	—	32,485
Share-based payments(a)	22,702	18,004	—	40,706
Others	49,067	—	—	49,067

	516,624	18,004	—	534,628

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(28)	Capital surplus (Continued)

(a)	Summary

Pursuant to the resolution of the fifth meeting of the eighth session of the Board of Directors of the Company on 6 January 2015, the proposal regarding the list of participants and the number of share options under the share option incentive scheme was approved.

According to the Company’s share option incentive scheme, the grant date of share options was 6 January 2015, and there were a total of 38,760 thousand share options granted to 214 participants (0.359% of the total ordinary share capital issued). Each share option has a right to purchase an ordinary A share listed in PRC on vesting date at the exercise price under vesting conditions. The options were divided by three tranches of 40%, 30% and 30% of the total share options granted, respectively. Each tranche had independent vesting conditions relevant to year 2015, 2016 and 2017, respectively, which were listed as following:

•	weighted average rate of return on equity of the Group should be no less than 9% for 2015, 9.5% for 2016 and 10% for 2017 in respect to the three tranche;

•	for each year of 2015, 2016 and 2017, the compound annual growth rate in net profit based on the net profit of 2013 should achieve 5%;

•	for each year of 2015, 2016 and 2017, proportion of the main business revenue in the total revenue should be no less than 99%;

•	for each year of 2015, 2016 and 2017, each of the above three conditions should be no lower than the 75% level of peer companies; and

•	achieving the target budget set by the Sinopec Corp. in 2015, 2016 and 2017, respectively.

The participant should serve the Group at the required position from the grant date. Exercisable amount of each tranche depended on the time for which the participant served the Group during each year of 2015, 2016 and 2017. Upon the fulfilment of relevant vesting conditions, the share options of each tranche shall become exercisable at its exercisable date.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(28)	Capital surplus (Continued)

(a)	Share-based payments (Continued)

As at the grand date, the exercise price of each option was RMB4.2. During the vesting period, the exercise price would be adjusted according to the declaration of dividends or any changes of total shares. As at 31 December 2017, the outstanding share options of each tranche, their exercisable date and exercise price are as follows. These outstanding share options will expire in twelve months after each exercisable date.

Vesting date	Exercise price per share in RMB	Outstanding shares
6 January 2017	3.85	—
6 January 2018	3.85	9,552,250
6 January 2019	3.85	9,552,250

(b)	Changes in number of share options in current year

2017
Outstanding stock options issued in the beginning of the year	38,510,000
Number of share options granted in current year	—
Number of share options exercised in current year (Note 4(27))	(14,176,600)
Number of share options invalid in current year	(5,228,900)

Outstanding stock options issued in the end of the year	19,104,500

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(28)	Capital surplus (Continued)

(c)	Fair value of share options as at grant date

The total fair value of share options has been valued by an external valuation expert using Black-Scholes valuation model. As at the grant date, the significant inputs into the model were as follows:

Exercise price (Renminbi:Yuan)	4.20
Maturity (years)	5.00
Spot share price (Renminbi:Yuan)	4.51
Expected volatility	41.20%
Dividend yield	1.00%
Risk-free interest rate	3.39%-3.67%

The total fair value of share options at the grant date was RMB65,412 thousands.

(d)	Effect of share-based payment transactions on the financial position and financial performance

2017
Total expense recognised for the Equity-settled share-based payment in consolidated income statement	11,276 thousands
Accumulated amount recognised for the Equity-settled share-based payment in capital surplus	30,066 thousands

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(29)	Other comprehensive income

	Other comprehensive income in Balance Sheet			Other comprehensive income in 2017 Income Statement
	31 December 2016	After-tax attributable to the parent company	31 December 2017	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future Under the equity method after the invested entity will be reclassified into the share of profits and lossed of other comprehensive income	18,213	(810)	17,403	(810)	—	—	(810)	—

	Other comprehensive income in Balance Sheet			Other comprehensive income in 2016 Income Statement
	31 December 2016	After-tax attributable to the parent company	31 December 2016	Current year before income tax amount	Less: Pre- included other comprehensive income transferred out this year	Less: income tax expense	After-tax attributable to the parent company	After-tax attributable to minority shareholders
Other comprehensive income reclassificated in the future Under the equity method after the invested entity will be reclassified into the share of profits and lossed of other comprehensive income	—	18,213	18,213	18,213	—	—	18,213	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(30)	Specific reserve

	31 December 2016	Accrued during the year	Utilised during the year	31 December 2017
Safety production costs	346	92,774	(93,120)	—

	31 December 2015	Accrued during the year	Utilised during the year	31 December 2016
Safety production costs	953	106,443	(107,050)	346

Specific reserve represents unutilised safety production costs accrued in accordance with state regulations (Note 2(20)).

(31)	Surplus reserve

	31 December 2016	Accrued during the year	Utilised during the year	31 December 2017
Statutory surplus reserve	4,999,046	627,223	—	5,626,269
Discretionary surplus reserve	101,355	—	—	101,355

	5,100,401	627,223	—	5,727,624

	31 December 2015	Accrued during the year	Utilised during the year	31 December 2016
Statutory surplus reserve	4,391,905	607,141	—	4,999,046
Discretionary surplus reserve	101,355	—	—	101,355

	4,493,260	607,141	—	5,100,401

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(31)	Surplus reserve (Continued)

In accordance with the Company Law and the Company’s Articles of Association, the Company should appropriate 10% of net profit for the year to the statutory surplus reserve, and the Company can cease appropriation when the statutory surplus reserve accumulated to more than 50% of the registered capital. The statutory surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. Statutory surplus reserve amounted to RMB627,223 thousands was provided in current year (2016: RMB607,141 thousands).

The Company appropriates for the discretionary surplus reserve should be proposed by the board of directors and approved by the General Meeting of Shareholders. The discretionary surplus reserve can be used to make up for the loss or increase the share capital after approval from the appropriate authorities. No discretionary surplus reserve was provided in current year (2016: Nil).

(32)	Undistributed profits

	2017	2016
Undistributed profits at the beginning of the year	8,296,460	4,028,025
Add: Net profit attributable to equity shareholders of the Company	6,141,558	5,955,576
Less:Appropriation to statutory reserve (Note 4(31))	(627,223)	(607,141)
Less: Ordinary shares dividend payable(a)	(2,700,000)	(1,080,000)

Undistributed profits at the end of the year	11,110,795	8,296,460

(a)	Pursuant to the resolution of the shareholders’ meeting on 15 June 2017, a dividend in respect of the year ended 31 December 2016 of RMB0.25 (including tax) per share, amounting to a total dividend of RMB2,700,000 thousands was declared (2016: RMB0.1 per share (including tax), amounting to a total dividend of RMB1,080,000 thousands).

Pursuant to the resolution of the shareholders’ meeting on 20 March 2018, the Company proposed cash dividend to all the shareholders, RMB0.3 per share (including tax), based on 10,823,813,500 shares outstanding, amounting to a total dividend of RMB3,247,144 thousands. The proposal remains to be approved.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(33)	Non-controlling interests

Attributable to the non-controlling interests of the Group:

	31 December 2017	31 December 2016
Shanghai Golden Phillips Petrochemical Company Limited (“Jinfei”)	168,580	173,212
China Jinshan Associated Trading Corporation	78,904	70,841
Shanghai Jinchang Engineering Plastics Company Limited (“Jinchang”)	43,834	43,228
Zhejiang Jinyong Acrylic Company limited (“Jinyong”)	(6,011)	(6,011)

	285,307	281,270

(34)	Revenue and cost of sales

	2017	2016
Main operations revenue	91,563,123	77,372,310
Other operating revenue	450,446	521,975

	92,013,569	77,894,285

	2017	2016
Main operations cost	69,284,627	55,299,838
Other operating cost	372,350	443,468

	69,656,977	55,743,306

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(34)	Revenue and cost of sales (Continued)

(a)	Main operations revenue and main operations cost

The principal business of the Group mainly belongs to the petrochemical industry.

Analysis by product is as follows:

	2017		2016
	Main operations revenue	Main operations cost	Main operations revenue	Main operations cost
Synthetic fibres	2,061,765	2,249,150	1,915,242	1,920,884
Resins and plastics	10,473,020	8,106,474	10,072,760	7,217,955
Intermediate petrochemicals	10,353,618	7,075,890	9,112,004	5,994,941
Petroleum products	44,521,443	27,991,976	35,261,722	19,506,920
Trading of petrochemical products	23,713,035	23,531,983	20,596,948	20,423,854
All others	440,242	329,154	413,634	235,284

	91,563,123	69,284,627	77,372,310	55,299,838

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(35)	Taxes and surcharges

	2017	2016	Tax base and rate
Consumption tax	10,904,793	10,167,862	According to relevant PRC tax regulations,
since 1 January 2009, the Group is required
to pay consumption tax based on the
Group’s sales of gasoline and diesel rate
according to the applicable tax rate (Note
			3(1))
City maintenance and onstruction tax	1,006,710	966,451	1% or 7% of actual payments of consumption, business tax and VAT during the year
Educational surcharge and others	733,763	704,562	5% of actual payments of consumption, business tax and VAT during the year
Land use tax	42,744	26,766	Applicable tax rate
Property tax	30,348	22,348	1.2% of taxable property value or 12% of rental expense
Stamp tax	25,527	15,917	Applicable tax rate
Business tax	—	2,354	5% of taxable turnover amount
Others	203	178

	12,744,088	11,906,438

(36)	Selling and distribution expenses

	2017	2016
Transportation fee	242,788	262,810
Sales commission	116,616	100,221
Storage and logistics expenses	63,866	60,868
Staff costs	61,911	59,685
Others	25,018	9,705

	510,199	493,289

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(37)	General and administrative expenses

	2017	2016
Repair and maintenance expense	1,136,379	1,192,203
Staff costs	1,017,762	847,059
Depreciation and amortisation	95,018	96,910
Information system operation maintenance	37,154	33,656
Research and development costs	36,709	102,104
Administrative expenses	35,103	155,288
Security and fire extinguishment expenses	31,047	61,130
Taxation charges	—	29,379
Others	161,438	165,581

	2,550,610	2,683,310

(38)	Financial expenses – net

	2017	2016
Interest paid	55,188	56,080
Less: Capitalized borrowing costs	(804)	(2,463)

Interest expenses	54,384	53,617
Less: Interest income	(268,379)	(133,484)
Exchange (income)/loss-net	(16,993)	8,033
Others	13,786	16,004

	(217,202)	(55,830)

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(39)	Expenses by nature

The cost of sales, selling and administrative expenses, general and administrative expenses in the income statements are listed as follows by nature:

	2017	2016
Changes in inventories of finished goods and work in progress	(58,784)	(731,944)
Consumed raw materials and low value consumables, etc.	42,075,094	31,922,984
Cost of trading products	23,531,983	20,423,854
Employee benefits	2,752,998	2,487,534
Depreciation and amortization expenses	1,836,139	1,895,756
Repair and maintenance expenses	1,136,379	1,192,203
Transportation expenses	306,654	323,678
Agency commission	116,616	100,221
Rental fee	79,438	73,852
Administrative expenses	35,103	155,288
Audit fee	7,800	7,800
Others	898,366	1,068,679

	72,717,786	58,919,905

(40)	Loss from fair value changes

	2017	2016
Loss from fair value changes in forward exchange contract	(1,516)	—

(41)	Investment income

	2017	2016
Investment income accounted for using the equity method	1,233,693	906,754
Investment income accounted for disposal of long-term equity investments (i)	10,339	—

	1,244,032	906,754

(i)	The group did not exist the significant restriction on the repatriation of investment income. The group disposed Jinpu in 2017, and acquired investment income amount to RMB10,339 thousands.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(42)	Asset impairment losses

			Amounts
			included in non-
			recurring profit
	2017	2016	or loss for 2017
Gains on disposal of fixed assets	6,010	5,491	6,010
Loss on scrap of fixed assets	(19,027)	(47,522)	(19,027)

	(13,017)	(42,031)	(13,017)

(43)	Non-operating income

	2017	2016	Related to asset/ related to income
Scientific research expenditures subsidy	24,383	—	related to income
Tax refunds	23,794	—	related to income
Energy saving and environmental protection subsidy	5,588	—	related to income
Others	9,355	—	related to income

	63,120	—

(44)	Assets Impairment loss

	2017	2016
Provision for impairment of fixed assets	118,179	254,242
Provision for decline in value of inventories	60,461	76,268
Provision for bad debt provision/(back)	66	(70)

	178,706	330,440

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(45)	Non-operating income

	2017	2016	Recognized as extraordinary profit and loss in current year
Government grants (a)	12,583	154,631	12,583
Others	2,153	1,296	2,153

	14,736	155,927	14,736

(a)	Government grants mainly include:

	2017	2016
Amortization of deferred income (Note 4(26))	10,437	10,000
Fixed assets disposal subsidy	—	15,000
Local education surcharges refund	—	103,821
Fiscal subsidy for incurred scientific research expenditure, energy saving and environmental protection	—	19,165
Others	2,146	6,645

	12,583	154,631

(46)	Non-operating expenses

	2017	2016	Recognized as extraordinary profit and loss of current year
Allowances	38,671	40,313	38,671
Others	7,641	8,264	7,641

	46,312	48,577	46,312

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(47)	Income tax expenses

	2017	2016
Current tax expense for the year based on tax law and regulations	1,714,955	1,828,868
Movement of deferred tax	(16,216)	(32,046)

	1,698,739	1,796,822

The reconciliation from income tax calculated based on the applicable tax rates and total profit presented in the consolidated financial statements to the income tax expenses is listed below:

	2017	2016
Total profit	7,851,234	7,765,405

Income tax expenses calculated at applicable tax rates	1,962,809	1,941,351
Tax effect of share of profit of investments accounted for using the equity method	(307,547)	(225,813)
Other non-taxable profit	(8,230)	(13,235)
Tax effect of non-deductible expenses	7,181	23,426
Under provision for income tax expense in respect of preceding years	(15,121)	32,457
Utilisation of previously unrecognized tax losses	(1,185)	(58)
Utilisation of previously unrecognised temporary differences	—	(36)
Temporary differences for which no deferred income tax asset was recognized in the year	—	13,511
Tax losses for which no deferred income tax asset was recognized in the year	60,832	25,219

Income tax expenses	1,698,739	1,796,822

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(48)	Earnings per share

(a)	Basic earnings per share

Basic earnings per share is calculated by dividing the consolidated net profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding:

	2017	2016
Consolidated net profit attributable to ordinary shareholders of the Company	6,141,558	5,955,576
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,803,690	10,800,000
Basic earnings per share	0.568	0.551

(b)	Diluted earnings per share:

As there are no diluted ordinary shares outstanding, the diluted earnings per share equals the basic earnings per share.

	2017	2016
Diluted consolidated net profit attributable to ordinary shareholders of the parent company	6,141,558	5,955,576
Weighted average number of the Company’s ordinary shares outstanding (thousands)	10,803,690	10,800,000
Adjustment for share option incentive (thousands) (i)	6,179	8,632
Diluted weighted average number of the Company’s ordinary shares outstanding (thousands)	10,809,869	10,808,632
Diluted earnings per share	0.568	0.551

(i)	The Company has dilutive potential ordinary shares from share options. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s A shares for year ended 31 December 2017) based on the monetary value of the outstanding share options. The number of ordinary shares in issue is compared with the number of shares that would have been issued assuming the exercise of the share options.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(49)	Notes to consolidated cash flow statement

(a)	Cash received relating to other operating activities

	2017	2016
Subsidy income	65,266	129,631
Others	6,890	10,604

	72,156	140,235

(b)	Cash paid relating to other operating activities

	2017	2016
Administrative expenses	116,616	100,221
Storage and logistics expenses	63,866	60,868
Information system operation and maintenance expenses	37,154	33,656
Research and development costs	36,709	102,104
Administrative expenses	35,103	155,288
Security and fire extinguishment expenses	31,047	61,130
Others	90,472	76,049

	410,967	589,316

(c)	Cash received relation to other investment activities

	2017	2016
Three-month deposit receipts	500,000	—
Interest income	226,982	124,379

	726,982	124,379

(d)	Cash paid relation to other investment activities

	2017	2016
Six-month time deposit payment	2,500,000	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(50)	Supplementary materials to consolidated cash flow statement

(a)	Reconciliation from net profit to cash flows from operating activities

	2017	2016
Net profit	6,152,495	5,968,583
Add: Provisions for assets impairment	178,706	330,440
Depreciation of investment properties	13,652	13,556
Depreciation of fixed assets	1,576,851	1,638,044
Amortisation of intangible assets	17,521	17,413
Amortisation of long-term prepaid expenses	228,115	226,743
Fixed assets disposal subsidy	—	(15,000)
Losses on disposal of fixed assets	13,017	42,031
Loss arising from changes in fair value	1,516	—
Financial expenses-net	(244,030)	(108,029)
Investment income	(1,244,032)	(906,754)
Increase in deferred tax assets	(16,216)	(32,046)
Decrease in deferred income	(10,437)	(10,000)
Increase in inventories	(498,586)	(2,057,553)
Increase in operating receivables	(795,317)	(610,588)
Increase in operating payables	1,694,297	2,696,720
Offsetted accounts receivable in the offset agreements (Note 11)	—	(1,017,666)
Offsetted accounts payable in the offset agreements (Note 11)	—	1,017,666
Decrease in specific reserve	(346)	(607)
Share-based payments expense	11,276	18,004

Net cash flows generated from operating activities	7,078,482	7,210,957

(b)	Net increase in cash and cash equivalents

	2017	2016
Cash and cash equivalents at the end of the year	7,504,266	5,440,623
Less: cash and cash equivalents at the beginning of the year	(5,440,623)	(1,077,430)

Net increase in cash and cash equivalents	2,063,643	4,363,193

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

4	Notes to the consolidated financial statements (Continued)

(50)	Supplementary materials to consolidated cash flow statement (Continued)

(c)	Cash and cash equivalents

	31 December 2017	31 December 2016
Cash
Including: Cash on hand	11	5
Bank deposits available on demand	7,504,202	5,440,410
Other monetary fund available on demand	53	208

Cash and cash equivalents at the end of the year	7,504,266	5,440,623

(51)	Foreign monetary items

	31 December 2017
	Foreign currency	Exchange rate	RMB currency
Cash at bank and on hand — USD	37,885	6.5342	247,548
Account receivables — USD	43,274	6.5342	282,761
Account payables — USD	183,590	6.5342	1,199,614
Other payable — USD	8	6.5342	52

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities

(1)	Interests in subsidiaries

(a)	Main components of the Group

	Main business	Place of	Principal	Percentage of equity		Way of
	area	registry	activities	directly held	indirectly	acqusition
Toufa	Shanghai	Shanghai	Investment	100.00%	—	Establish
Jinmao Company	Shanghai	Shanghai	Trading	67.33%	—	Establish
Jinchang	Shanghai	Shanghai	Manufacturing	—	74.25%	Establish
Jinfei	Shanghai	Shanghai	Manufacturing	—	60.00%	Establish
Jinyong	Zhejiang Ningbo	Zhejiang Ningbo	Manufacturing	75.00%	—	Investment
Jindi	Shanghai	Shanghai	Manufacturing	—	100.00%	Establish
Jinmao International	Shanghai	Shanghai	Trading	—	67.33%	Establish

(b)	As at 31 December 2017 and 31 December 2016, attributable to non-controlling interests of subsidiaries’ non-controlling shareholders were not significant (Note 4(33)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates

(a)	Nature of interest in major joint ventures and associates

	Place of main	Place of		Whether it is strategic to	% of ownership interest
	business	registry	Principal activities	group activities	Directly	Indirectly
Joint ventures -
BOC	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Yangu Gas	Shanghai	Shanghai	Production and sales of industrial gases	Yes	—	50.00%
Associates -
Shanghai Secco	Shanghai	Shanghai	Manufacturing and distribution of chemical products	Yes	20.00%	—
Chemical Industry	Shanghai	Shanghai	Planning, development and operation of the Chemical Industry Park in Shanghai, PRC	Yes	38.26%	—
Jinsen	Shanghai	Shanghai	Production of resins products	Yes	—	40.00%
Azbil	Shanghai	Shanghai	Service and maintenance of building automation systems and products	Yes	—	40.00%

Set out below are the summarised financial information for the above companies which are accounted for using the equity method.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates (Continued)

(b)	Summarised financial information for major joint ventures

	31 December 2017			31 December 2016
	BOC	Jinpu	Yangu Gas	BOC	Jinpu	Yangu Gas
Current Assets	148,044	—	52,253	80,778	4,327	39,575
Including: Cash and cash equivalents	81,288	—	37,541	43,356	2,587	27,174
Non-current Assets	241,323	—	53,556	273,096	17,945	66,757
Total Assets	389,367	—	105,809	353,874	22,272	106,332
Total liabilities	(40,291)	—	(5,868)	(42,067)	(24,999)	(5,219)
Net Assets (ii)	349,076	—	99,941	311,807	(2,727)	101,113
Net assets calculated by proportion of shareholding (i)	174,538	—	49,972	155,903	—	50,558
Adjustment-unrealized downstream transactions	(12,261)	—	—	(15,764)	—	—
Book value of joint ventures	162,277	—	49,972	140,139	—	50,558

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates (Continued)

(b)	Summarised financial information for major joint ventures (Continued)

	2017			2016
	BOC	Jinpu	Yangu Gas	Jinpu	Yangu Gas	BOC
Revenue	410,254	13,848	59,883	370,171	31,794	59,904
Financial (expense)/income	(287)	(533)	(352)	(648)	(785)	238
Income tax	(26,803)	—	—	(16,679)	—	—
Net profit/(loss)	81,269	(6,605)	(1,172)	50,485	(82,690)	(2,651)
Other comprehensive income	—	—	—	—	—	—
Total comprehensive income/(loss)	81,269	(6,605)	(1,172)	50,485	(82,690)	(2,651)
Dividends declared by joint venture	22,000	—	—	33,125	—	600

(i)	The group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in joint ventures. The amount in financial statements of joint ventures based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

(ii)	The group disposed Jinpu in 2017, and acquired investment income up to RMB10,339 thousands (Note 4(41)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in joint ventures and associates (Continued)

(c)	Summarised financial information for major associates

	31 December 2017				31 December 2016
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Current Assets	11,601,793	3,615,350	105,178	168,675	5,596,573	4,265,139	110,499	153,980
Including: Cash and cash equivalents	7,205,477	1,976,907	53,206	74,546	2,342,720	2,695,719	62,450	86,394
Non-current Assets	5,842,119	3,464,023	73,623	2,829	6,582,633	3,393,160	83,077	3,145
Total Assets	17,443,912	7,079,373	178,801	171,504	12,179,206	7,658,299	193,576	157,125
Current Liabilities	(4,173,984)	(1,358,611)	(12,618)	(51,729)	(1,982,932)	(1,299,046)	(10,324)	(46,532)
Non-current liabilities	—	(690,497)	—	—	—	(1,655,448)	—	—
Total liabilities	(4,173,984)	(2,049,108)	(12,618)	(51,729)	(1,982,932)	(2,954,494)	(10,324)	(46,532)
Net Assets	13,269,928	5,030,265	166,183	119,775	10,196,274	4,703,805	183,252	110,593
Net assets calculated by proportion of shareholding (i)	2,653,987	1,924,580	66,473	47,910	2,039,256	1,799,677	73,301	44,237
Adjustment-internal unrealized transaction offset	(9,512)	—	—	—	(7,979)	—	—	—
Adjustment (ii)	—	(348,346)	—	—	—	(348,600)	—	—
Book value of associates	2,644,475	1,576,234	66,473	47,910	2,031,277	1,451,077	73,301	44,237

	2017				2016
	Shanghai Secco	Chemical Industry	Jinsen	Azbil	Shanghai Secco	Chemical Industry	Jinsen	Azbil
Revenue	29,186,371	2,664,866	193,007	234,852	23,969,408	2,471,027	167,956	180,108
Net profit/(loss)	5,179,254	382,240	(17,069)	26,182	3,753,476	442,296	(16,394)	16,278
Other comprehensive income	—	(2,116)	—	—	—	47,603	—	—
Total comprehensive income	5,179,254	380,124	(17,069)	26,182	3,753,476	489,899	(16,394)	16,278
Dividends declared by associates	421,120	20,278	—	6,800	490,200	17,217	2,935	7,200

(i)	The group calculated shares of assets by its shareholding ratio, based on the amount from financial statements in associates. The amount in financial statements of associates based on the impacts of identifiable assets when obtained investment, fair value of liabilities, and consistency of accounting policies.

(ii)	Unentitled portion represented some piece of lands injected by Government in Chemical Industry as capital reserve and the earnings from this land cannot be shared by other shareholders.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

5	Interests in other entities (Continued)

(2)	Interests in associates (continued)

(d)	Summarised financial information for immaterial associates

	2017	2016
Total net book value of long-term investment as at 31 December
Total amount calculated by proportion of shareholding	44,703	48,205
Net profit (i)	5,933	7,423
Other comprehensive income (i)	—	—

Total comprehensive income	5,933	7,423

(i)	Net profit and other comprehensive income had considered the fair value of assets and liabilities at the acquisition date and the adjustment for differences in accounting policies between the Group and the associates.

6	Segment information

Segment information is presented in respect of the Group’s business segments, the format of which is based on the structure of the Group’s internal organisation, management requirement, and internal reporting system.

In a manner consistent with the way in which information is reported internally to the Group’s chief operating decision maker for the purposes of resource allocation and performance assessment, the Group identified the following five reportable segments. No operating segments have been aggregated to form the following reportable segments.

The Group evaluates the performance and allocates resources to its operating segments on an operating income basis, without considering the effects of finance expenses, investment income, other income non-operating income and non-operating expenses. The accounting policies adopted by the operating segments are the same with the policies in summary of significant accounting policies and accounting estimates. The transfer price of intersegment is recognised with cost plus profit method.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (Continued)

The Group principally operates in five operating segments: petroleum products, intermediate petrochemicals, synthetic fibres, resins and plastics and trading of petrochemical products. Petroleum products, intermediate petrochemicals, synthetic fibres and resins and plastics are produced through intermediate steps from crude oil, the principal raw material. The specific products of each segment are as follows:

(i)	The Group’s petroleum products segment is equipped with crude oil distillation facilities used to produce vacuum and atmospheric gas oils used as feedstocks of the Group’s downstream processing facilities. Residual oil and low octane gasoline fuels are co-products of the crude oil distillation process. Part of the residual oil is further processed into qualified refined gasoline and diesel oil. In addition, the Group produces a variety of fuels for transportation, industry and household heating usage, such as diesel oil, jet fuel, heavy oil and liquefied petroleum gas.

(ii)	The intermediate petrochemicals segment primarily produces p-xylene, benzene and ethylene oxide. Most of the intermediate petrochemicals produced by the Group are used by the Group as raw materials in the production of other petrochemicals, resins, plastics and synthetic fibres. A portion of the intermediate petrochemicals as well as certain by-products of the production process are sold to outside customers.

(iii)	The synthetic fibres segment produces primarily polyester and acrylic fibres, which are mainly used in the textile and apparel industries.

(iv)	The resins and plastics segment produces primarily polyester chips, low-density polyethylene resins and films, polypropylene resins and PVA granules. The polyester chips are used to produce polyester fibres, coating and containers. Polyethylene resins and plastics are used to produce insulated cable, mulching films and moulded products such as housewares and toys. Polypropylene resins are used for films, sheets and moulded products such as housewares, toys, consumer electronics and automobile parts.

(v)	The Group’s trading of petrochemical products segment primarily engages in importing and exporting of petrochemical products.

(vi)	All other operating segments represent the operating segments which do not meet the quantitative threshold for determining reportable segments. These include rental, providing services and a variety of other commercial activities, which are not allocated to the above five operating segments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise long-term equity investments, deferred tax assets, cash and cash equivalents and its related interest income, investment properties and related depreciation expense, interest-bearing borrowings, interest expenses, and corporate assets and related expenses.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (Continued)

(a)	Segment information as at and for the year ended 31 December 2017 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	2,061,765	10,473,020	10,353,618	44,521,443	23,713,035	890,688	—	—	92,013,569
Inter-segment revenue	—	123,824	12,949,321	8,737,935	1,240,250	525,443	—	(23,576,773)	—
Cost of sales	(2,249,150)	(8,106,474)	(7,075,890)	(27,991,976)	(23,531,983)	(701,504)	—	—	(69,656,977)
Interest income	—	—	—	—	—	—	268,379	—	268,379
Interest expenses	—	—	—	—	—	—	(54,384)	—	(54,384)
Investment income from associates and joint ventures	—	—	—	—	—	—	1,244,032	—	1,244,032
Asset impairment (reversal)/loss	(87,394)	(5,186)	(54,697)	(12,443)	—	(18,986)	—	—	(178,706)
Loss arising from changes in fair value	—	—	—	—	(1,516)	—	—	—	(1,516)
Depreciation and amortisation	(81,664)	(163,618)	(538,435)	(922,674)	(171)	(129,577)	—	—	(1,836,139)
Total (loss)/profit	(477,273)	1,355,908	2,206,127	3,120,366	60,583	105,761	1,479,762	—	7,851,234
Income tax expenses	—	—	—	—	—	—	(1,698,739)	—	(1,698,739)
Net (loss)/profit	(477,273)	1,355,908	2,206,127	3,120,366	60,583	105,761	(218,977)	—	6,152,495
Total assets	1,116,288	2,184,706	5,133,817	13,792,913	1,229,927	1,883,275	14,268,610	—	39,609,536
Total liabilities	461,706	1,209,940	1,330,601	5,718,117	1,516,140	79,584	751,835	—	11,067,923
Investment in associates and joint ventures	—	—	—	—	—	—	4,592,044	—	4,592,044
Non-current assets increase (i)	125,999	134,308	501,175	970,462	—	20,005	—	—	1,751,949

(i)	Non-current assets do not include financial assets and investment, and deferred income tax assets.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

6	Segment information (Continued)

(b)	Segment information as at and for the year ended 31 December 2016 is as follows:

	Synthetic fibres	Resins and plastics	Intermediate petrochemicals	Petroleum products	Trading of petrochemical products	Others	Unallocated	Elimination	Total
Revenue from external customers	1,915,242	10,072,760	9,112,004	35,261,722	20,596,948	935,609	—	—	77,894,285
Inter-segment revenue	—	91,673	11,248,718	3,514,487	1,551,453	485,441	—	(16,891,772)	—
Cost of sales	(1,920,884)	(7,217,955)	(5,994,941)	(19,506,920)	(20,423,854)	(678,752)	—	—	(55,743,306)
Interest income	—	—	—	—	—	—	133,484	—	133,484
Interest expenses	—	—	—	—	—	—	(53,617)	—	(53,617)
Investment income from associates and joint ventures	—	—	—	—	—	—	906,754	—	906,754
Asset impairment (reversal)/Loss	(223,846)	1,575	(14,993)	(53,155)	—	(40,021)	—	—	(330,440)
Depreciation and amortisation	(139,159)	(120,641)	(537,185)	(886,787)	(176)	(211,808)	—	—	(1,895,756)
Total (loss)/profit	(610,896)	1,637,578	1,798,523	3,813,576	51,168	47,553	1,027,903	—	7,765,405
Income tax expenses	—	—	—	—	—	—	(1,796,822)	—	(1,796,822)
Net (loss)/profit	(610,896)	1,637,578	1,798,523	3,813,576	51,168	47,553	(768,919)	—	5,968,583
Total assets	1,422,262	1,821,576	4,453,009	13,426,897	1,186,590	2,323,376	9,489,983	—	34,123,693
Total liabilities	344,287	1,118,166	1,126,031	4,323,580	1,407,484	76,395	696,432	—	9,092,375
Investment in associates and joint ventures	—	—	—	—	—	—	3,838,794	—	3,838,794
Non-current assets increase (i)	106,872	169,330	261,291	740,520	—	36,966	—	—	1,314,979

(i)	Non-current assets do not include financial assets and investment, and deferred income tax assets.

In view of the fact that the Group operates mainly in the PRC, no geographical segment information is presented.

In 2017, revenue from the same customer accounted for 43% of total Group revenue (2016: 41%). The revenue from the customer derived from the following segments: petroleum products and other segment.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions

(1)	Information on the parent company

(a)	General information of the parent company

	Place of registration	Business nature
China Petroleum & Chemical Corporation	No.22 Chaoyangmen North Street, Chaoyang District, Beijing	Exploring for, extracting and selling crude oil and natural gas; oil refining; production, sale and transport of petrochemical, chemical fibres and other chemical products; pipe transport of crude oil and natural gas; research and development and application of new technologies and information.

The Company’s ultimate controlling party is China Petrochemical Corporation.

(b)	Registered capital and changes in registered capital of the parent company

	31 December 2016	Increase in current year	Decrease in current year	31 December 2017
China Petroleum & Chemical Corporation	RMB121.1 billion	—	—	RMB121.1 billion

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(1)	Information on the parent company (Continued)

(c)	The percentages of share holding and voting rights in the Company held by the parent company

	31 December 2017		31 December 2016
	Share holding	Voting rights	Share holding	Voting rights
China Petroleum & Chemical Corporation	50.49%	50.49%	50.56%	50.56%

(2)	Information on the Company’s subsidiaries

The general information and other related information of the subsidiaries is set out in Note 5.

(3)	Basic information of associate and joint venture

In addition to the major joint ventures and associates disclosed in Note 5(2), related transactions between the Group and other associates are as follows:

	Place of business/ country	Place of		Whether it is strategic for	% of ownership interest
	of incorporation	registry	Business nature	group activities	Directly	Indirectly
Shanghai Nanguang Petrochemical Co., Ltd. Shanghai	Shanghai	Shanghai	Petrochemical products import and export	Yes	—	35%
Shanghai Jinhuan Petroleum Naphthalene Development Company Limited	Shanghai	Shanghai	Production of petrochemical products	Yes	—	25%
Shanghai Chemical Industry Park Logistics Company Limited	Shanghai	Shanghai	Products freight	Yes	—	33.33%

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(4)	Information on other related parties

Names of other related parties	Relationship with the Company
Petro-CyberWorks Information Technology Company Limited	Subsidiary of the immediate parent company
China International United Petroleum and Chemical Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Company Limited	Subsidiary of the immediate parent company
Sinopec Refinery Product Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Corporation Limited	Subsidiary of the immediate parent company
Sinopec Catalyst Co., Ltd.	Subsidiary of the immediate parent company
Sinopec Yizheng Chemical Fibre Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Beijing Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Ningbo Company Limited	Subsidiary of the immediate parent company
China Petrochemical International Tianjin Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding Company Limited	Subsidiary of the immediate parent company
Sinopec Sales Company Limited	Subsidiary of the immediate parent company
Sinopec Chemical Commercial Holding (Hongkong) Company Limited	Subsidiary of the immediate parent company
Sinopec Europe Company Limited	Subsidiary of the immediate parent company
Sinopec Huadong Supplies and Equipment Company Limited	Subsidiary of the immediate parent company
Shanghai Gaoqiao Petrochemical Company Limited.	Subsidiary of the immediate parent company
Sinopec Fuel Oil Sales Company Limited	Subsidiary of the immediate parent company
BASF-YPC Company Limited	Joint venture of the holding company
Zhejiang Baling Hengyi Caprolactam Limited Company	Joint venture of the holding company
Sinopec Engineering Incorporation	Subsidiary of the ultimate parent company
Sinopec Finance Company Limited	Subsidiary of the ultimate parent company
Shanghai Petrochemical Machine Manufacturing Company Limited	Subsidiary of the ultimate parent company
Sinopec Petroleum Storage and Reserve Limited	Subsidiary of the ultimate parent company
Sinopec Tending Company Limited	Subsidiary of the ultimate parent company
Sinopec Europe Company Limited	Subsidiary of the ultimate parent company
Nanjing Engineering Company Limited	Subsidiary of the ultimate parent company
The Tenth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fourth Construction Company of Sinopec	Subsidiary of the ultimate parent company
The Fifth Construction Company of Sinopec	Subsidiary of the ultimate parent company
Sinopec Ningbo Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Shanghai Engineering Company Limited	Subsidiary of the ultimate parent company
Sinopec Energy Saving Technology Service Company	Subsidiary of the ultimate parent company

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(5)	Major related party transactions

Most of the transactions undertaken by the Group have been affected on such terms as determined by Sinopec Corp. and relevant PRC authorities.

Sinopec Corp. negotiates and agrees the terms of crude oil supply with suppliers on a group basis, which is then allocated among its subsidiaries, including the Group, on a discretionary basis. Sinopec Corp. also owns a widespread petroleum products sales network and possesses a fairly high market share in domestic petroleum products market, which is subject to extensive regulation by the PRC government.

The Group has entered into a mutual product supply and sales services framework agreement with Sinopec Corp. Pursuant to the agreement, Sinopec Corp. provides the Group with crude oil, other petrochemical raw materials and agent services. On the other hand, the Group provides Sinopec Corp. with petroleum products, petrochemical products and property leasing services.

The pricing policy for these services and products provided under the agreement is as follows:

If there are applicable State (central and local government) tariffs, the pricing shall follow the State tariffs;

If there are no State tariffs, but there are applicable State’s guidance prices, the pricing shall follow the State’s guidance prices; or

If there are no State tariffs or State’s guidance prices, the pricing shall be determined in accordance with the prevailing market prices (including any bidding prices).

In addition to the related transaction disclosed in Note 4(9), Note 4(24), Note 4(28), Note 4(32), Note 4(41), other major related transactions between the Group and its related parties are as follows:

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(5)	Major related party transactions (Continued)

(a)	Purchases and sales of goods, rendering and receiving services

Purchases of goods and receiving services:

			2017		2016
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Purchases	Trade	39,807,891	61.78%	25,347,410	43.55%
Sinopec Group and its subsidiaries	Purchases	Trade	378,111	0.59%	1,002,777	1.73%
Associates of the Company	Purchases	Trade	3,660,234	5.68%	3,254,332	5.59%
Joint ventures of the Company	Purchases	Trade	374,214	0.58%	348,459	0.60%
Key management personnel	Short-term employee benefits	Compensation for services	5,926	0.39%	5,218	0.37%
Key management personnel	Retirement scheme contributions	Compensation for services	143	0.03%	148	0.01%
Key management personnel	Share-based payments	Compensation for services	505	0.03%	1,270	0.08%

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(5)	Related party transactions (Continued)

(a)	Purchases and sales of goods, rendering and receiving services (Continued)

Sales of goods, rendering services:

			2017		2016
Name of Related Parties	Category	Transaction type	Amount	Percentage of the same category (%)	Amount	Percentage of the same category (%)
Sinopec Corp., its subsidiaries and joint ventures	Sales/Service income	Trade	46,730,004	50.79%	38,898,236	49.94%
Sinopec Group and its subsidiaries	Sales/Service income	Trade	10,531	0.01%	38,389	0.05%
Associates of the Company	Sales/Service income	Trade	2,794,701	3.04%	1,812,651	2.33%
Joint ventures of the Company	Sales	Trade	248,842	0.27%	238,969	0.31%

(b)	Related party funding

In 2016 and 2017, the Group and the Company did not borrow from Sinopec Finance Company Limited.

In 2017, the Group and the Company did not pay back to Sinopec Finance Co.Ltd (2016: RMB370,000 thousands).

(c)	Other related transactions

	Transaction Type	2017	2016
Sinopec Group and its subsidiaries	Insurance premiums	126,405	123,621
Sinopec Group and its subsidiaries	Rental cost	53,960	53,960
Sinopec Finance Company Limited	Interests received and receivable	5,147	243
Sinopec Finance Company Limited	Interests paid and payable	—	3,322
Sinopec Group and its subsidiaries	Construction and installation cost	172,404	177,792
Sinopec Chemical Commercial Holding Company Limited	Sales commission	116,616	100,221
Sinopec Corp. and its subsidiaries	Rental income	28,368	28,160

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(6)	Receivables from and payables to related parties

Receivables from related parties:

		31 December 2017	31 December 2016
Cash at bank and on hand	Sinopec Group and its subsidiaries	29,128	169,261

Notes receivable	Sinopec Corp., its subsidiaries and joint ventures	59,574	29,300
	Associates of the Group	1,000	—

		60,574	29,300

Accounts receivable	Sinopec Corp., its subsidiaries and joint ventures	1,709,525	1,178,168
	Associates of the Group	159,255	44,678
	Joint ventures of the Group	19,363	18,459
	Sinopec Group and its subsidiaries	763	331

		1,888,906	1,241,636

Other receivables	Sinopec Corp., its subsidiaries and joint ventures	1,835	—
	Associates of the Group	1,820	1,307
	Joint ventures of the Group	335	179

		3,990	1,486

Advances to suppliers	Sinopec Corp., its subsidiaries and joint ventures	21,938	18,197

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(6)	Receivables from and payables to related parties (Continued)

Payables to related parties:

		31 December 2017	31 December 2016
Accounts payable	Sinopec Corp., its subsidiaries and joint ventures	3,234,204	2,589,376
	Associates of the Group	378,632	19,332
	Joint ventures of the Group	39,316	15,151
	Sinopec Group and its subsidiaries	12,672	334,707

		3,664,824	2,958,566

Other payables	Sinopec Group and its subsidiaries	49,027	52,553
	Sinopec Corp., its subsidiaries and joint ventures	11,125	19,371
	Associates of the Group	303	—

		60,455	71,924

Advances from customers	Sinopec Corp., its subsidiaries and joint ventures	5,000	11,799
	Associates of the Group	1,373	1,485
	Sinopec Group and its subsidiaries	29	528
	Joint ventures of the Group	6	2

		6,408	13,814

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(7)	Commitments with related parties

Commitments with related parties contracted for by the Group at the balance sheet date but are not yet necessary to be recognized on the balance sheet are as follows:

(i)	Construction and installation cost:

	31 December 2017	31 December 2016
Sinopec Group and its subsidiaries	29,528	4,310

(ii)	Investment commitments with related parties

	31 December 2017	31 December 2016
Capital contribution to Shanghai Secco	111,263	111,263

Pursuant to the resolution of the 18th meeting of the 7th term of Board of Directors on 5 December 2013, it was approved to make capital contribution of USD30,017,124 thousands (RMB182,804 thousands equivalent) to Shanghai Secco, an associate of the Group. The capital to Shanghai Secco will be contributed in RMB by instalments. The capital contribution is mainly to meet the funding needs of the implementation of the “260,000 tons of AN-2 project” (“AN-2 project”), and “90,000 tons of BEU-2 project” (“BEU-2 project”).

As at 10 December 2013, the Company contributed the first instalment of RMB60,000 thousands for AN-2 project. As at 5 March 2014, the Company contributed the first instalment of RMB11,541 thousands for BEU-2 project. According to the approval by Shanghai Municipal Commission of Commerce as issued on 19 October 2015, the rest of the capital contribution to Shanghai Secco should be paid-up during the operating period.

Except for the above, the Group and the Company had no other material commitments with related parties at 31 December 2017, which are contracted, but not included in the financial statements.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

7	Related parties and related party transactions (Continued)

(7)	Commitments with related parties (Continued)

(iii)	Operating lease commitments

	31 December 2017	31 December 2016
Within a year	59,160	53,960
One to two years	—	53,960

	59,160	107,920

8	Commitments

(1)	Capital commitments

Capital expenditures contracted for by the Group at the balance sheet date but are not yet necessary to be recognised on the balance sheet are as follows:

	31 December 2017	31 December 2016
Purchase of fixed assets contracted but not provided for	230,997	5,300
Purchase of fixed assets authorised but not contracted for	9,306,567	908,036

	9,537,564	913,336

(2)	Operating lease commitments

According to the irrevocable operating lease contracts that have been signed, the group should pay the future minimum rent payment summarized as follows:

	31 December 2017	31 December 2016
Within a year	61,215	60,125
One to two years	1,583	54,438
Two to three years	404	384
More than three years	2,819	3,207

	66,021	118,154

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk

The Group’s activities expose it to a variety of financial risks: market risk (primarily currency risk and interest rate risk), credit risk and liquidity risk. The Group’s overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group’s financial performance.

(1)	Market risk

(a)	Foreign exchange risk

The Group’s major operational activities are carried out in Mainland China and a majority of the transactions are denominated in RMB. Nevertheless the Group is exposed to foreign exchange risk arising from the recognised assets and liabilities, and future transactions denominated in foreign currencies, primarily with respect to US dollars. The Group’s finance department at its headquarters is responsible for monitoring the amount of assets and liabilities, and transactions denominated in foreign currencies to minimise the foreign exchange risk.

Therefore, the group probably enter into foreign exchange forward contract or currency swap to hedge foreign exchange risks. As at 2017 and 2016, the group did not enter into any currency swaps. As at 31 December 2017, Jinmao company, subsidiary of parent company, held 5 unexpired foreign exchange forward contracts which have the same value of RMB313,229 thousands(31 December 2016: Nil).

As at 31 December 2017 and 31 December 2016, the carrying amounts in RMB equivalent of the Group’s assets and liabilities denominated in foreign currencies are summarized below:

	31 December 2017
	USD	Others	Total
Financial assets in foreign currencies-
Cash at bank and on hand	247,548	—	247,548
Accounts receivable	282,761	—	282,761

	530,309	—	530,309

Financial liabilities in foreign currencies-		—
Accounts payable	1,199,614	—	1,199,614
Other payables	52	—	52

	1,199,666	—	1,199,666

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (Continued)

(1)	Market risk (Continued)

(a)	Foreign exchange risk (Continued)

	31 December 2016
	USD	Others	Total
Financial assets in foreign currencies-
Cash at bank and on hand	249,281	—	249,281
Accounts receivable	409,852	—	409,852

	659,133	—	659,133

Financial liabilities in foreign currencies-
Accounts payable	1,275,985	124	1,276,109
Other payables	55	—	55

	1,276,040	124	1,276,164

As at 31 December 2017, if the foreign currencies had strengthened/weakened by 5% against RMB with all other variables held constant, the Group’s net profit for the year would have been 25,101 thousands increased/decreased (2016: RMB23,139 thousands).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (Continued)

(1)	Market risk (Continued)

(b)	Interest rate risk

The Group’s interest rate risk arises from short-term and long-term interest bearing borrowings. Financial liabilities issued at floating rates expose the Group to cash flow interest rate risk. Financial liabilities issued at fixed rates expose the Group to fair value interest rate risk. The Group determines the relative proportions of its fixed rate and floating rate contracts depending on the prevailing market conditions. As at 31 December 2017, the Group’s short-term and long-term interest bearing borrowings denominated with floating rates amounting to RMB606,157 thousands (31 December 2016: RMB46,432 thousands).

The Group’s finance department at its headquarters continuously monitors the interest rate position of the Group. Increases in interest rates will increase the cost of new borrowing and the interest expenses with respect to the Group’s outstanding floating rate borrowings, and therefore could have a material adverse effect on the Group’s financial position. The Group makes adjustments timely with reference to the latest market conditions and may enter into interest rate swap agreements to mitigate its exposure to interest rate risk. During the year 2017 and 2016, the Group did not enter into any interest rate swap agreements.

As at 31 December 2017, if interest rates on the floating rate borrowings had risen/fallen by 50 basis points while all other variables had been held constant, the Group’s net profit would have decreased/increased by approximately RMB2,273 thousands (31 December 2016: RMB174 thousands decreased/increased in net profit).

(2)	Credit risk

Credit risk is managed on the grouping basis. Credit risk mainly arises from cash at bank, accounts receivable, other receivables, notes receivable etc.

The Group expects that there is no significant credit risk associated with cash at bank since they are deposited at state-owned banks and other medium or large size listed banks. Management does not expect that there will be any significant losses from non-performance by these counterparties.

In addition, the Group has policies to limit the credit exposure on accounts receivable, other receivables and notes receivable. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantee from third parties, their credit history and other factors such as current market conditions. The credit history of the customers is regularly monitored by the Group. In respect of customers with a poor credit history, the Group will use written payment reminders, or shorten or cancel credit periods, to ensure the overall credit risk of the Group is limited to a controllable extent.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

9	Financial instrument and risk (Continued)

(3)	Liquidity risk

Cash flow forecasting is performed by each subsidiary of the Group and aggregated by the Group’s finance department in its headquarters. The Group’s finance department at its headquarters monitors rolling forecasts of the Group’s short-term and long-term liquidity requirements to ensure it has sufficient cash and securities that are readily convertible to cash to meet operational needs, while maintaining sufficient headroom on its undrawn committed borrowing facilities from major financial institutions so that the Group does not breach borrowing limits or covenants on any of its borrowing facilities to meet the short-term and long-term liquidity requirements.

At 31 December 2017, the Group had facilities up to RMB21,296,000 thousands to issue letters of credit, of which RMB20,273,466 thousands was unutilised.

The financial assets and liabilities of the Group at the balance sheet date are analysed by their maturity date below at their undiscounted contractual cash flows:

	31 December 2017
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	606,157	—	—	—	606,157
Notes payable	5,573,281	—	—	—	5,573,281
Accounts payable	15,598	—	—	—	15,598
Interest payable	23,686	—	—	—	23,686
Dividends payable	825,472	—	—	—	825,472
Other payables	1,516	—	—	—	1,516

	7,045,710	—	—	—	7,045,710

	31 December 2016
	Within 1 year	1 to 2 years	2 to 5 years	Over 5 years	Total
Short-term borrowings	546,432	—	—	—	546,432
Notes payable	5,000	—	—	—	5,000
Accounts payable	5,082,470	—	—	—	5,082,470
Interest payable	12,617	—	—	—	12,617
Dividends payable	20,473	—	—	—	20,473
Other payables	614,668	—	—	—	614,668

	6,281,660	—	—	—	6,281,660

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

10	Fair value estimation

The level in which fair value measurement is categorised is determined by the level of the fair value hierarchy of the lowest level input that is significant to the entire fair value measurement:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

(1)	As at 31 December 2016, the Group does not have any assets measured at fair value on a recurring or non-recurring basis.

As at 31 December 2017, continuing assets and liabilities measured at fair value are presented in the above three levels as follows:

	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss – six-month term deposits	—	2,000,000	—	2,000,000
Financial liabilities
Financial liabilities at fair value through profit or loss – Forward foreign exchange contracts	—	(1,516)	—	(1,516)

The Group confirms the timing of transitions between levels by determining the date of occurrence of events that lead to conversions between levels. There is no transition between the first level and the second level this year.

(2)	Financial assets and financial liabilities not measured at fair value but disclosed it

Financial assets and liabilities measured at amortised cost mainly include notes receivable, trade receivables and other receivables, current portion of entrust lendings, short-term borrowings, trade and other payables, notes payable.

As at 31 December 2017, the carrying amounts of these financial assets and liabilities not measured at fair value are a reasonable approximation of their fair value.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

11	Offsetting financial assets and financial liabilities

(1)	Financial assets

The following financial assets are subject to offsetting arrangements:

31 December 2016
Gross amounts of recognised amounts due from related parties	1,769,403
Gross amounts of recognised amounts due to related parties set off in the balance sheet	(112,823)

Net amounts of amounts due from related parties presented in the balance sheet	1,656,580

(2)	Financial liabilities

The following financial liabilities are subject to offsetting arrangements:

31 December 2016
Gross amounts of recognised amounts due to related parties	5,195,293
Gross amounts of recognised amounts due from related parties set off in the balance sheet	(112,823)

Net amounts of amounts due to related parties presented in the balance sheet	5,082,470

No offsetting master agreement was identified as at 31 December 2017.

On 31 December 2016, according to the offsetting master agreement signed with Shanghai Secco Petrochemical Company Limited (“Shanghai Secco”), the relevant financial assets and liabilities between the Company and Shanghai Secco, are settled on a net basis as at 31 December 2016.

12	Capital management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

12	Capital management (Continued)

The Group’s total capital is calculated as ‘shareholder’s equity’ and ‘total liabilities’ as shown in the consolidated balance sheet. The Group is not subject to external mandatory capital requirements, and monitors capital on the basis of gearing ratio.

As cash and cash equivalents exceed total borrowings, which was resulted primarily from the significantly improved profitability and the early repayment of some bank loans before its maturity, there was no net debt as at 31 December 2017.

13	Notes to major items of the Company’s financial statements

(1)	Accounts receivable

	31 December 2017	31 December 2016
Amounts due from related parties	1,754,962	1,207,477
Amounts due from third parties	3,020	3,580

	1,757,982	1,211,057
Less: provision for bad debts	(37)	(18)

	1,757,945	1,211,039

(a)	The ageing of accounts receivable is analysed as follows:

	31 December 2017	31 December 2016
Within one year	1,757,899	1,211,018
Over one year but within two years	54	24
Over two years but within three years	21	10
Over three years	8	5

	1,757,982	1,211,057
Less: Provision for bad debts	(37)	(18)

	1,757,945	1,211,039

As at 31 December 2017 and at 31 December 2016, the Company has no any significant overdue accounts receivable.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(1)	Accounts receivable (Continued)

(b)	Accounts receivables are analysed by categories as follows:

	31 December 2017				31 December 2016
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	—	—	—	—	—	—	—	—
Subject to provision by groups:
– Group 1	3,020	0.17	37	1.23	3,580	0.30	18	0.50
– Group 2	1,754,962	99.83	—	—	1,207,477	99.70	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	1,757,982	100.00	37	—	1,211,057	100.00	18	—

Classification of accounts receivable: refer to Note 2(10)(b)

(c)	Subject to provision by group 1 are as follows:

	31 December 2017			31 December 2016
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	2,937	—	—	3,541	—	—
Over one year but within two years	54	16	30.00	24	7	30.00
Over two years but within three years	21	13	60.00	10	6	60.00
Over three years	8	8	100.00	5	5	100.00

	3,020	37	—	3,580	18	—

There are no collateral over the above accounts receivable with provision for bad debts.

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(1)	Accounts receivable (Continued)

(d)	In 2017, the Company assessed the impairment on an individual basis in accordance with the accounting policy as described in Note 2(10), and there were no provision for accounts receivable that are individually significant or insignificant but assessed for impairment individually.

(e)	In 2017, the Company had no accounts receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	In 2017, the Company had no significant accounts receivable that are written off.

(g)	As at 31 December 2017, top five accounts receivable are summarized as follows:

	Amount	Bad debt	Percentage of total accounts receivable
Total amount of top five accounts receivable	1,722,620	—	97.99%

(h)	Accounts receivable from related parties are analysed as below:

	31 December 2017			31 December 2016
	Amount	Percentage of total accounts receivable	Provision for bad debts	Amount	Percentage of total accounts receivable	Provision for bad debts
Sinopec Corp., its subsidiaries and joint ventures	1,616,772	91.97	—	1,113,313	91.93	—
Sinopec Group and its subsidiaries	763	0.04	—	331	0.03	—
Subsidiaries of the Company	6,976	0.40	—	30,696	2.53	—
Associates of the Company	111,088	6.32	—	44,678	3.69	—
Joint ventures of the Company	19,363	1.10	—	18,459	1.52	—

	1,754,962	99.83	—	1,207,477	99.70	—

(i)	There are no accounts receivables derecognized due to the transfer of financial assets during the current year.

(j)	As at 31 December 2017, there are no accounts receivables pledged (31 December 2016: Nil).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(2)	Other receivables

	31 December 2017	31 December 2016
Amounts due from related parties	929,035	827,158
Amounts due from third parties	4,271	34,901

	933,306	862,059
Less: provision for bad debts	(857,875)	(825,714)

	75,431	36,345

(a)	The ageing of other receivables is analysed as follows:

	31 December 2017	31 December 2016
Within one year	107,495	64,498
Over one year but within two years	28,250	30,699
Over two years but within three years	30,699	30,950
Over three years	766,862	735,912

	933,306	862,059
Less: provision for bad debts	(857,875)	(825,714)

	75,431	36,345

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(2)	Other receivables (Continued)

(b)	Other receivables by categories are analysed as follows:

	31 December 2017				31 December 2016
	Gross carrying amount		Provision for bad debts		Gross carrying amount		Provision for bad debts
	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)	Amount	Percentage (%)
Individually significant and subject to separate provision	857,791	91.91	857,791	100.00	825,672	95.78	825,672	100.00
Subject to provision by groups:
– Group 1	4,271	0.46	84	1.97	34,901	4.05	42	0.12
– Group 2	71,244	7.63	—	—	1,486	0.17	—	—
Individually insignificant but subject to separate provision	—	—	—	—	—	—	—	—

	933,306	100.00	857,875	—	862,059	100.00	825,714	—

Classification of other receivable: refer to Note 2(10)(b)

(c)	Subject to provision by group 1 are as follows:

	31 December 2017			31 December 2016
	Gross carrying amount	Provision for bad debts		Gross carrying amount	Provision for bad debts
	Amount	Amount	Percentage (%)	Amount	Amount	Percentage (%)
Within one year	4,132	—	—	34,762	—	—
Over one year but within two years	—	—	30.00	139	42	30.00
Over two years but within three years	139	84	60.00	—	—	60.00
Over three years	—	—	100.00	—	—	100.00

	4,271	84	—	34,901	42	—

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(2)	Other receivables (Continued)

(d)	As accounting policies stated in Note 2(10), the following amounts individually significant were subject to bad debt provision in this year, an accumulated bad debt provision for other receivables from the Company’s consolidated subsidiary Jinyong was RMB925,197 thousands (31 December 2016: RMB825,672 thousands). Jinyong stopped production till now since August 2008. The additions in this year included labor cost, tax expenses and other fixed expenditures paid by the Company on behalf of Jinyong. The Company provided the bad debt provision of RMB857,791 thousands based on the assessment on the possibility of recovery of other receivables. (31 December 2016: RMB825,672 thousands). No provision was recognised for other receivables which were not individually significant but subject to bad debt provision (As at 31 December 2016: Nil).

(e)	In 2017, the Company had no other receivable with fully or substantially write-off or write-back of bad debts which had been fully or substantially provided for in prior years.

(f)	In 2017, the Company had no significant other receivable that are written off.

(g)	As at 31 December 2017, the top five other receivables are as follows:

	Nature	Amount	Ageing	Percentage of total other receivables	Bad debts
Zhejiang Jinyong	Disbursement fee	925,197	Partially over 3 years	99.13%	857,791
BOC-SPC Gases Company Limited (“BOC”)	Consumption tax refund	1,834	Within 1 year	0.20%	—
Sinopec Huadong Sales Company Limited	Business transaction	1,147	Within 1 year	0.12%	—
Sinopec Catalyst Co., Ltd.	Business transaction	675	Within 1 year	0.07%	—
Shanghai Yali Industrial Development Co. Ltd.	Business transaction	627	Within 1 year	0.07%	—

		929,480		99.59%	857,791

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(3)	Long-term equity investments

	31 December 2017	31 December 2016
Subsidiaries (a)	1,718,007	1,718,007
Associates (b)	4,220,709	3,482,354

	5,938,716	5,200,361
Less: Provision for impairment of long-term equity investments	(227,500)	(227,500)

	5,711,216	4,972,861

As at 31 December 2017, the Company has made full provision for the long-term equity investments in its subsidiary Jinyong amounted to RMB227,500 thousands (31 December 2016: RMB227,500 thousands). Jinyong stopped production periodically till now since August 2008. The Company has made full provision for the investment cost based on the estimate of recoverable amount of the Long-term equity investments in this subsidiary.

(a)	Subsidiaries

	31 December 2016	Additional/ negative investment	31 December 2017	Impairment provision	Cash dividends declared in current year
Toufa	1,473,675	—	1,473,675	—	—
Jinyong	227,500	—	227,500	(227,500)	—
Jinmao Company	16,832	—	16,832	—	—

	1,718,007	—	1,718,007	(227,500)	—

(b)	Associates

The information relating to the associates of the Company is disclosed in Note 4(9(b)).

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(4)	Fixed assets

	Buildings	Plant and machinery	Vehicles and other equipment	Total
Cost
31 December 2016	3,211,385	39,434,654	1,696,223	44,342,262
Reclassification in current year	(22,677)	21,311	1,366	—
Transfer from investment properties in current year	2,708	—	—	2,708
Transfer from construction in progress	3,631	1,083,261	43,484	1,130,376
Decrease in current year	(4,579)	(208,579)	(44,682)	(257,840)
Transfer to investment properties	(56,646)	—	—	(56,646)
Transfer to intangible assets	(16,180)	—	—	(16,180)
31 December 2017	3,117,642	40,330,647	1,696,391	45,144,680
Accumulated depreciation
31 December 2016	2,004,056	27,083,128	1,350,153	30,437,337
Reclassification in current year	(340)	792	(452)	—
Transfer from investment properties in current year	815	—	—	815
Current year charges	86,231	1,385,888	65,438	1,537,557
Decrease in current year	(3,940)	(193,631)	(42,719)	(240,290)
Transfer to investment properties	(30,106)	—	—	(30,106)
Transfer to intangible assets	(7,114)	—	—	(7,114)
31 December 2017	2,049,602	28,276,177	1,372,420	31,698,199
Provision for impairment
31 December 2016	50,785	625,423	8,723	684,931
Current year charges	—	118,179	—	118,179
Decrease in current year	—	(1,335)	—	(1,335)
31 December 2017	50,785	742,267	8,723	801,775
Carrying amount
31 December 2017	1,017,255	11,312,203	315,248	12,644,706
31 December 2016	1,156,544	11,726,103	337,347	13,219,994

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(4)	Fixed assets (Continued)

During the year ended 31 December 2017, the Company and its subsidiaries made impairment provision of RMB118,179 thousands against these property, plant and equipment which will be redundant and replaced by new facilities (2016: RMB200,201 thousands).

At 31 December 2017 and 31 December 2016, the Company had no pledged fixed assets. In 2017, the depreciation expenses amounted to RMB1,537,557 thousands (2016: RMB1,590,356 thousands). The amount of depreciation expense charged to cost of sales, selling and distribution expenses, general and administrative expenses were RMB1,455,190 thousands, RMB8,140 thousands and RMB74,227 thousands, respectively (2016: were RMB1,502,938 thousands, RMB8,395 thousands and RMB79,023 thousands, respectively).

In 2017, the fixed assets with a carrying amount of RMB1,130,376 thousands (2016: RMB827,560 thousands) was transferred from construction in progress.

(5)	Revenue and cost of sales

	2017	2016
Main operation revenue (a)	66,514,685	55,162,342
Other operation revenue	454,775	518,342

	66,969,460	55,680,684

	2017	2016
Main operation cost (a)	44,478,499	33,366,976
Other operation cost	386,588	448,141

	44,865,087	33,815,117

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(5)	Revenue and cost of sales (Continued)

(a)	Revenue and cost of sales

The company’s main business belongs to the petrochemical industry.

Product analysis as follows:

	2017		2016
	Revenue	Cost of sales	Revenue	Cost of sales
Synthetic fiber	2,061,765	2,249,240	1,915,242	1,920,884
Resin and plastic	9,190,008	6,912,464	8,724,576	5,987,910
Intermediate petrochemical products	10,354,983	7,079,502	9,081,678	5,978,248
Petroleum products	44,416,619	27,858,890	34,969,859	19,232,429
Other products	491,310	378,403	470,987	247,505

	66,514,685	44,478,499	55,162,342	33,366,976

(6)	Investment income

	2017	2016
Investment accounted for using the cost method (a)	6,733	46,733
Investment accounted for using the equity method (b)	1,180,563	911,939

	1,187,296	958,672

There are no severe restrictions on the investee’s ability to transfer investment income to the Company.

(a)	Income from long-term equity investments accounted for using the cost method is as follow:

	2017	2016
China Jinshan Associated Trading Corporation	6,733	6,733
Shanghai Petrochemical Investment Development Company Limited	—	40,000

	6,733	46,733

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(6)	Investment income (Continued)

(b)	Income from long-term equity investments accounted for using the equity method is as follow:

	2017	2016
Shanghai Secco Petrochemical Company Limited	1,034,318	742,717
Shanghai Chemical Industrial Park Development Company Limited	146,245	169,222

	1,180,563	911,939

(7)	Supplementary information on cash flow statements

(a)	Reconciliation from net profit to cash flow from operating activities

		2017	2016
Net profit		6,272,234	6,071,411
Add:	Provisions for assets impairment	208,965	306,220
	Depreciation of investment properties	14,649	13,351
	Depreciation of fixed assets	1,537,557	1,590,356
	Amortisation of intangible assets	12,425	12,317
	Amortization of long-term deferred expense	228,115	225,151
	Losses on disposal of fixed assets	13,528	28,044
	Financial (income)/expenses-net	(223,062)	(58,116)
	Investment income	(1,187,296)	(958,672)
	(Increase)/Decrease in deferred tax assets	(12,872)	(36,190)
	Decrease in deferred income	(10,437)	(10,000)
	(Increase)/Decrease in inventories	(655,680)	(1,496,717)
	(Increase)/Decrease in operating receivables	(815,523)	(935,670)
	Increase/(Decrease) in operating payables	1,617,093	1,939,961
	Offsetted accounts receivable in the offset agreement (note 11)	—	(1,017,666)
	Offsetted accounts payable in the offset agreement (note 11)	—	1,017,666
	Share-based payments expense	11,276	18,004

Net cash inflow generated from operating activities		7,010,972	6,709,450

Notes to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

13	Notes to major items of the Company’s financial statements (Continued)

(7)	Supplementary information on cash flow statements (Continued)

(b)	Net increase in cash and cash equivalents

	2017	2016
Cash and cash equivalents balance at the end of the year	6,268,493	4,421,143
Less: cash and cash equivalents balance at the beginning of the year	(4,421,143)	(942,264)

Net increase in cash and cash equivalents	1,847,350	3,478,879

14	Subsequent event

On 8 January 2018, according to the resolution from company’s board of directors, which passed the second tranche of the Share Option Incentive Scheme exercised at RMB3.85 yuan per share. Total amount to 9,636,900 shares was subscribed by 185 grantees.

According to the resolution of the board of directors dated March 20, 2018, an annual dividend in respect of the year ended 31 December 2017 of RMB0.3 per share (including tax), based on the 10,823,813,500 shares outstanding, amounting to a total dividend of RMB3,247,144thousands, was approved by the Board of Directors on 20 March 2018.

Supplementary Information to the Financial Statements

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

1	Non-recurring items

	2017	2016
Losses on disposal of non-current assets	(13,017)	(42,031)
Government grants recognised through profit or loss	75,703	154,631
Gains on disposal of long-term equity investment	10,339	—
Employee reduction expenses	(176,954)	(19,200)
Income from external entrusted lendings	1,164	1,818
Loss on forward contract	(1,516)	—
Other non-operating expenses other than those mentioned above	(44,159)	(47,281)
Tax effect for the above items	(2,221)	(12,635)
Effect on non-controlling interests after tax	(1,526)	(1,714)

	(152,187)	33,588

Basis of preparation for extraordinary profit and loss

Pursuant to Announcement [2008] Explanatory Announcement No.1 on Information Disclosure for Companies Offering Their Securities to the Public issued by China Securities regulatory commission (CSRC), extraordinary profit and loss arises in various trading and issues that have no direct relation with the normal operations of a company, or that are related with normal operations but affect the users of the statement to make reasonable judgment of the Company’s operation performance and profitability due to the special and occasional nature of such trading and issues.

Supplementary Information to the Financial Statements (continued)

For the year ended 31 December 2017

(All amounts in thousands of Renminbi Yuan unless otherwise stated)

[English translation for reference only]

2	Reconciliation between financial statements prepared under CAS and IFRS

The Company is listed on the Stoke Exchange of Hong Kong. The Group prepared financial statements under International Financial Reporting Standards (“IFRS”) which is audited by PricewaterhouseCoopers. There are reconciliation items in the consolidated financial report prepared under CAS and IFRS, the reconciliation items and the amount are listed as follows:

	Net profit (Consolidated)		Net assets (Consolidated)
	2017	2016	31 December 2017	31 December 2016
Under CAS	6,152,495	5,968,583	28,541,613	25,031,318
Adjustments under IFRS–
Government grants (a)	2,010	13,497	(26,073)	(28,083)
Safety production costs (b)	(346)	(607)	—	—

Under IFRS	6,154,159	5,981,473	28,515,540	25,003,235

Notes:

(a)	Government grants

Under CAS, government subsidies defined as capital contributions according to the relevant government requirements are not considered a government grant, but instead should be recorded as an increase in capital reserves.

Under IFRS, such grants are offset against the cost of asset to which the grants are related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(b)	Safety production costs

Under CAS, safety production costs should be recognised in profit or loss with a corresponding increase in reserve according to PRC regulations. Such reserve is reduced for expenses incurred for safety production purposes or, when safety production related fixed assets are purchased, is reduced by the purchased cost with a corresponding increase in the accumulated depreciation. Such fixed assets are not depreciated thereafter. Under IFRS, expenses are recognised in profit or loss when incurred, and capital expenditure is recognized as fixed asset when it occurs and is depreciated with applicable methods.

3	Return on net assets and earnings per share

	Weighted average return		Earnings per share
	on net assets (%)		Basic (RMB)		Diluted (RMB)
	2017	2016	2017	2016	2017	2016
Net profit attributable to shareholders of the Company	20.840	26.383	0.568	0.551	0.568	0.551
Net profit attributable to shareholders of the Company excluding non-recurring items	21.356	26.254	0.583	0.548	0.582	0.548

Written Confirmation Issued by Directors, Supervisors and Senior Management

Pursuant to the requirements of Article 68 of the Securities Law and the relevant requirements of the Regulation on the Preparation of Information Disclosure Contents and Formats of Information Disclosure by Listed Companies No. 2 – Contents and Formats of Annual Reports (Revised in 2017) (《公開發行證券的公司信息披露內容與格式準則第2號〈年度報告的內容與格式〉》（2017年修訂）), we, being Directors, Supervisors and senior management of the Company, having carefully studied and reviewed the Company’s 2017 annual report, are in the opinion that the Company was in strict compliance with the standardised regulations of financial system of joint stock companies. The 2017 annual report gave a true account of the financial position and operating results of the Company. The 2017 Auditor’s Reports of Sinopec Shanghai Petrochemical Company Limited issued by PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP, respectively, are true and fair. We warrant that the information contained in the 2017 annual report is true, accurate and complete, and that there are no false or misleading statements contained in or material omissions from the report. We jointly and severally accept full responsibility for the authenticity, accuracy and completeness of the information contained in the report.

Signature:

Directors:

Wu Haijun	Gao Jinping	Jin Qiang	Guo Xiaojun

Zhou Meiyun	Lei Dianwu	Mo Zhenglin	Zhang Yimin

Liu Yunhong	Du Weifeng	Li Yuanqin

Supervisors:

Ma Yanhui	Zuo Qiang	Li Xiaoxia	Zhai Yalin

Fan Qingyong	Zheng Yunrui	Choi Ting Ki

Senior Management:

Jin Wenmin

Corporate Information

(1)	Corporate Information

Chinese Name of the Company	中國石化上海石油化工股份有限公司
Chinese Short Name of the Company	上海石化
English Name of the Company	Sinopec Shanghai Petrochemical Company Limited
Abbreviation of the English Name of the Company	SPC
Legal Representative of the Company	Wu Haijun

(2)	Contact Persons and Contact Details

Secretary to the Board		Securities Affairs Representative
Name	Guo Xiaojun	Ding Yonghui
Address	48 Jinyi Road, Jinshan District,	48 Jinyi Road, Jinshan District,
	Shanghai, PRC,	Shanghai, PRC,
Postal Code:	200540	Postal Code: 200540
Tel	8621-57943143	8621-57933728
Fax	8621-57940050	8621-57940050
E-mail	guoxiaojun@spc.com.cn	dingyonghui@spc.com.cn

(3)	Basic Information

Registered Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Registered Address	200540
Business Address	48 Jinyi Road, Jinshan District, Shanghai, PRC
Postal Code of Business Address	200540
Principal Place of Business in Hong Kong	Room 605, Island Place Tower, 510 King’s Road, Hong Kong
Website of the Company	www.spc.com.cn
E-mail address	spc@spc.com.cn

(4)	Information Disclosure and Access

Designated newspapers for the publication of the Company’s announcements	“Shanghai Securities News”, “China Securities Journal” and “Securities Times”
Websites for the publication of the Company’s annual reports	Shanghai Stock Exchange website, Hong Kong Stock Exchange website and the website of the Company
Place for access to the Company’s annual reports	Secretariat Office to the Board, 48 Jinyi Road, Jinshan District, Shanghai, PRC

(5)	Shares Profile of the Company

Share Type	Place of Listing	Stock Short Name	Stock Code
A Shares	Shanghai Stock Exchange	上海石化	600688
H Shares	Hong Kong Stock Exchange	SHANGHAI PECHEM	00338
American Depository Receipts (“ADR”)	New York Stock Exchange	SHI	—

Corporate Information (continued)

(6)	Other Relevant Information

Auditors Engaged by the Company (Domestic)
Name	PricewaterhouseCoopers Zhong Tian LLP
Address	11/F, PricewaterhouseCoopers Center, 2 Corporate Avenue, 202 Hu Bin
Road, Huangpu District, Shanghai 200021, PRC
Signing Auditors	Xu Hong, Shen Jie

Auditors Engaged by the Company (International)

Name	PricewaterhouseCoopers
Address	22/F, Prince’s Building, 10 Chater Road, Central, Hong Kong
Signing Auditors	Han Zongqing

Legal Advisors:

PRC Law: Haiwen & Partners

20th Floor, Fortune & Finance Center

No.5 Dong San Huan Central Road

Chaoyang District, Beijing, PRC

Postal Code: 100020

Hong Kong Law: Freshfields Bruckhaus Deringer

55th Floor, One Island East, Taikoo Place

Quarry Bay, Hong Kong

United States Law Morrison & Foerster

425 Market Street

San Francisco, California 94105-2482

U.S.A.

Joint Company Secretaries: Guo Xiaojun, Siy Ling Lung

Authorised Representatives for Hong Kong Stock Exchange: Wu Haijun, Guo Xiaojun

H Shares Share Registrar: Hong Kong Registrars Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East,

Wanchai, Hong Kong

ADR Depositary: The Bank of New York Mellon

Computershare

P.O. Box 30170

College Station, TX 77842-3170

U.S.A.

Number for International Calls: 1-201-680-6921

Email: shrrelations@cpushareownerservices.com

Website: www.mybnymdr.com

Documents for Inspection

1.	Financial statements signed and sealed by the Chairman, the Chief Financial Officer and the Deputy Director of the Finance Department.

2.	Original signed independent auditor’s report of international auditors and auditor’s report of the domestic auditors.

3.	Originals of all documents and announcements of the Company which were disclosed in the newspapers designated by CSRC during the Reporting Period.

4.	Written confirmation of the annual report signed by the Directors, Supervisors and senior management.

Chairman: Wu Haijun

Date of approval by the Board: 20 March 2018